Form 20-F
period 2022-12-31
Intercure Ltd.
filed 2023-05-01
CIK 1857030

As filed with the Securities and Exchange Commission on May 1, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Amos Cohen

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

Amos@intercure.co

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Mark S. Selinger, Esq. Gary Emmanuel, Esq. Eyal Peled, Esq. Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017 +1 212.801.9200	Ronen Kantor, Esq. Doron Tikotzky Kantor Gutman & Amit Gross B.S.R. 4 Tower, 33 Floor 7 Metsada Street, Bnei Brak 5126112 Israel Tel: +972 3 613 3371

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered or to be registered
Ordinary Shares	INCR	NASDAQ Capital Market

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

INTRODUCTION

Intercure is an Israeli public corporation whose shares are listed for trading on the NASDAQ Global Market under the symbol “INCR”, on the Toronto Stock Exchange (“TSX”) under the symbol “INCR:U” and on the Tel Aviv Stock Exchange (“TASE”) under the symbol “INCR”.

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

Effective as of April 8, 2021, we effectuated a 1-for-4.44926 share consolidation of our outstanding ordinary shares, pursuant to which the number of our outstanding ordinary shares was decreased to 27,021,100 (“Share Consolidation”). We have adjusted all outstanding options, warrants and other rights entitling their holders to purchase ordinary shares, as required by the terms of these securities. In particular, we have reduced the conversion ratio used in the Share Consolidation, and we increased the exercise price in accordance with the terms of each security based on the same ratio. The Share Consolidation did not otherwise affect any of the rights currently accruing to holders of our ordinary shares, or options or warrants exercisable for our ordinary shares. As of December 31, 2022, there were 45,572,709 ordinary shares of the Company outstanding.

PRESENTATION OF FINANCIAL INFORMATION

We have included in this Annual Report on Form 20-F our audited consolidated financial statements as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022. Our consolidated financial statements appearing in this registration statement are prepared in New Israeli Shekels and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are audited in accordance with the standards of the PCAOB.

Since the date it acquired significant influence over Canndoc Ltd., the Company has two operating segments: (i) investments in portfolio companies in the biomed sector, and (ii) investments in companies in the medical cannabis sector.

2

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

“Adjusted EBITDA” means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income);

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

3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. All information other than statements of current and historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecasts”, “intends”, “may”, “might”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “scheduled”, “should”, “target”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

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

4

5

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

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, but are not limited to:

●	The medical-use cannabis industry in Israel and other countries is highly regulated;
●	We are dependent upon regulatory approvals and licenses for our ability to produce and distribute our pharmaceutical-grade cannabis products;
●	Research on the effects of cannabis has been limited.
●	We compete for market share with companies that may have longer operating histories, more financial resources, and greater manufacturing and marketing experience than us.
●	Legal and illegal use of cannabis for non-medical purposes may have a significant negative effect on the medical-use cannabis industry and our pharmaceutical-grade cannabis business.
●	Our business is subject to, or may become subject to, a variety of U.S. and foreign laws relating to the production and distribution of cannabis, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.
●	We are subject to risks inherent in an agricultural business, which include the risk of crop failure.
●	We have a limited operating history upon which investors can evaluate our future prospects.
●	We may be adversely impacted by the failure of any of our joint ventures.
●	We may be unable to comply with all safety, health and environmental regulations applicable to our operations and the medical-use cannabis industry.
●	Our pharmaceutical-grade cannabis-based products may be subject to recalls and we may be subject to product liability claims.

●	We may experience breaches of security at our facilities or losses as a result of, but not limited to, theft.
●	If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or we are found by regulators to be non-compliant with statutory requirements for protection and storage of personal data, we could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences.
●	Third-party manufacturers and distributors may not successfully carry out their contractual duties or meet regulatory requirements.
●	We may not be able to secure adequate or reliable sources of funding required to operate our business or increase our production to meet patient demand for our products.
●	We will incur increased costs as a result of operating as a public company in the U.S.
●	We intend to follow the reduced disclosure requirements applicable to emerging growth companies.
●	We are a “foreign private issuer” and intend to follow certain home country corporate governance practices.
●	We may not be able to successfully execute strategic alliances or transactions.
●	International expansion of our business exposes us to business, regulatory, political, operational, financial, economic and other potential risks associated with doing business outside of Israel.
●	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.
●	A breakdown in our information technology systems could result in a significant disruption to our business.
●	Future sales or distributions of our securities could cause the market price for our ordinary shares to fall.
●	We may be subject to risks related to the protection and enforcement of intellectual property rights, and may become subject to allegations that we or our joint venture partners are in violation of intellectual property rights of third parties.
●	A competitor may discover or misappropriate our trade secrets and other intellectual property.
●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products.
●	We may not realize the full benefit of preclinical studies or clinical trials using our GMP-certified products for various indications.
●	We may not own intellectual property developed under joint venture arrangements.
●	Potential political, economic and military instability in the State of Israel, where our senior management, our head executive office and production facilities are located, may adversely affect our results of operations.
●	Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.
●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
●	Provisions of Israeli law may delay, prevent or otherwise impede a merger with us, or an acquisition of us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.
●	We may not be able to enforce covenants not to compete under applicable laws, and therefore we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.
●	Investors may have difficulties enforcing a U.S. judgments against us or our executive officers and directors, or asserting U.S. securities laws claims in Israel.
●	Our results of operations may be harmed by currency fluctuations and inflation.
●	Our operations may be affected by negative labor conditions in Israel.
●	Under our amended and restated articles of association, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding ordinary shares at any time without receiving prior approval from the IMCA, the ordinary shares held by that person in excess of such limit will automatically become dormant shares.
●	We have not paid dividends on our ordinary shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.
●	Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, for U.S. federal income tax purposes.
●	The development of and international responses to Russian’s military action against Ukraine commenced in February 2022 may negatively affect our sales and earnings or otherwise have an adverse effect on our operations.

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

Our ability to produce, import and distribute our pharmaceutical-grade cannabis products for medical use in Israel is dependent on licenses and certifications issued by the IMCA to us. We or our business partners hold the following licenses related to the breeding, cultivation, manufacturing, distribution and security of pharmaceutical-grade cannabis in Israel: Israel Medical Cannabis—Good Agriculture Practices (“IMC-GAP”); Israel Medical Cannabis—Good Manufacturing Practices (“IMC-GMP”); Israel Medical Cannabis—Good Distribution Practices (“IMC-GDP”); and Israel Medical Cannabis—Good Security Practices (“IMC-GSP”).

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

Furthermore, our pharmacy operations (via Cannolam) are operating in accordance with the IMCA regulations as of the date of this registration statement, which limits a patients’ ability to fill their prescriptions to only those authorized pharmacies. Any changes to this regulation that will revoke and change the place of issuance and sales of the medical cannabis products, can impact our pharmacy operations and expansion plans for the future.

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

We hold such excessive use permits for both facilities, with the one applicable to the Northern Kibbutz Facility valid until September 2023 and the one applicable to the Southern Kibbutz facility valid until December 2024. We currently believe that those permits will be renewed when they expire. However, the renewal of these permits is subject to approval, which may or may not be granted and may be subject to additional restrictions, in each case, potentially impacting our ability to operate the facilities profitably.

Research on the effects of cannabis has been limited and future clinical trials may be expensive, time consuming, uncertain, susceptible to change, delay or termination, and may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy and dosing of cannabis.

Research regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or specific cannabinoids such as cannabidiol (“CBD”), and tetrahydrocannabinol (“THC”), remains in relatively early stages and there have been only a few clinical trials that have been conducted on these topics. We have not completed any clinical trials using cannabis or cannabis-based products to date. We have received IMCA feasibility approval to initiate nine clinical trials and we have commenced one phase 3 clinical trial. We initiated a phase 3 clinical trial in a leading Israeli medical center to study our product’s influence on cognitive and adjacent capabilities on children who are on the autistic spectrum, the patient recruitment for the trial was initiated but was stopped due to COVID-19 challenges and as a result of the described significant delays resulting from the COVID-19 pandemic, it is not clear when the Company will be able to conduct and complete any of its clinical trials.

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

Our business may be adversely affected if there is a resurgence of the COVID-19 pandemic.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, for several months in 2020, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors.

If there is a resurgence of COVID-19 its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, any future resurgence of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the extent to which any resurgence of the COVID-19 pandemic may impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although we do not hold accounts in these banks and although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of Directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other shareholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

Competitive conditions, physician preferences, patient requirements and spending patterns in the medical-use cannabis industry and market are relatively unknown and may have been uniquely impacted by circumstances unlike those in other existing industries and markets. Our target patient population may be smaller than expected, may not be otherwise amenable to treatment with our products, or may become increasingly difficult to identify and access. Further, we may not be successful in our efforts to attract and retain patients, develop new pharmaceutical-grade cannabis and cannabis-based products, produce and distribute these products to the markets in which we operate or to which we export in time to be effectively commercialized. In order to be successful in these activities, we may be required to expend significantly more resources than we currently anticipate, which could adversely affect our business, financial condition, results of operations and prospects.

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

We are subject to, or may become subject to, a variety of laws in the United States, Israel and elsewhere. In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act (“CSA”), and subject to the Controlled Substances Import and Export Act (“CSIEA”). We may engage in activities in the United States involving certain corporate and administrative matters, including accounting, legal and creative activities, as well as the offer and sale of our securities on the Nasdaq. We do not produce, manufacture or distribute any cannabis or cannabis-based products in the United States. Therefore, we do not believe that, as a result of our engaging in any of the aforementioned activities, we would be subject to the CSA or CSIEA. Nonetheless, violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, the disgorgement of profits, cessation of business activities or divestiture.

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

We have had positive cash flow from operating activities for the year ended December 31, 2022, the year ended December 31, 2021, and the year ended December 31, 2020.

We had positive cash flow from operating activities for the year ended December 31, 2022, the year ended December 31,2021 and the year ended December 31, 2020. There is no assurance that any of our operations will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, we may be required to obtain additional financing in order to meet its future cash commitments.

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

In addition, from time to time, we may enter into transactions to acquire assets or the capital stock or other interests of other entities. Our continued growth may be financed, wholly or partially, with debt, which may increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions that, if breached, may entitle lenders or their agents to accelerate repayment of loans, and there is no assurance that we would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to any such debt financing.

We will incur increased costs as a result of operating as a public company listed on both a Canadian and U.S. national securities exchange and our management will be required to devote substantial time to new compliance initiatives.

As a public company listed on a U.S. and Canadian national securities exchange, particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and rules implemented by the U.S. Securities and Exchange Commission (the “SEC”), and the Nasdaq Capital Market, impose various requirements on public companies, including requirements to file annual reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating as a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting (“ICFR”), and disclosure controls and procedures (“DCP”), necessary to ensure the timely and accurate reporting of operational and financial results. Our existing management team will need to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), we will be required to furnish a report by our management on our ICFR, which, after we are no longer an emerging growth company and unless we qualify for an exemption, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

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

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different from the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. However, given that we currently report and expect to continue to report under IFRS as issued by the IASB, the extended transition period available to emerging growth companies that report under GAAP is inapplicable to us.

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

We are a “foreign private issuer” and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, 5759-1999, as amended, or the Israeli Companies Law, effective as of May 15, 2011, (the “Companies Law”) as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated office holders on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to investors in comparison to those applicable to a U.S. domestic reporting company.

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

There are a number of laws protecting the confidentiality of certain patient health information and other personal information, including patient records, and restricting the use and disclosure of that protected information. In particular, the Israeli privacy protection law and, once applicable, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), or the European Unions’ General Data Protection Regulation (“GDPR”), and similar laws in other jurisdictions, protect medical records and other personal health information by limiting their use and disclosure to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our Israeli patient and are responsible for protecting that information from privacy breaches. As of the date of this registration statement, we have three (3) registered databases pursuant to Israeli privacy protection laws, one for Canndoc’s, one for Cannolam patients, and one for Kineret pharmacy which is a subsidiary of Cannolam. A privacy breach may occur through a procedural or process failure, an IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion, negligence or through a deliberate cyber-attack. If we are found to be in violation of the privacy or security rules under the Israeli privacy protection law or other laws protecting the confidentiality of patient health information, including as a result of data theft and privacy breaches, we could be subject to sanctions and civil or criminal penalties, which could have a negative financial impact and harm our reputation.

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
26

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

Our intellectual property rights are important to our business. The Company relies on non-disclosure and confidentiality agreements to protect its intellectual property rights. We have submitted trademark applications for our brand and logo in Israel, Canada, the United States and member states of the European Union, and trademarks for the Canndoc brand have been registered in Israel, UK, Poland, Denmark, Germany, and the US.

We have also obtained protected breeding rights on five of our unique genetics in Israel, and intend to apply for protective breeding rights in any jurisdiction in which such rights may be registered, under the International Convention for the Protection of New Varieties of Plants (the “Plant Convention”), or any other applicable rules and regulations that provide legal protection, similar to the protection afforded to the owners of technological inventions, to the proprietary rights of breeders in the new plant varieties they breed.

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

Intellectual property generated, or that will be generated, under research and development activities conducted under certain of our joint venture arrangements may be owned by the joint venture entity and not by us. We may not be able to acquire exclusive rights to all such intellectual property, and we may be subject to disputes with our joint venture partners with respect to the ownership, use and exploitation of such intellectual property rights. Such disputes may lead to a breakdown of our relationship with our joint venture partner and termination of the joint venture.

Risks Related to Our Incorporation and Operations in Israel

Potential political, economic, and military instability in the State of Israel, where our senior management, our head executive office and production facilities are located, may adversely affect our results of operations.

The legislative power of the State of Israel resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. From April 2019 until November 2022, Israel held five general elections as efforts to compose and approve a new government failed to find lasting success. As a result, many legislative matters were delayed. A coalition government was formed on December 29, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. The continued uncertainty surrounding future elections and the final outcome of the judicial reform in the country may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital; provided that, pursuant to an amendment to the Companies Law, a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer; except that, if the total votes to reject the tender offer represent less than 2% of our issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer, and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date).

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

We generally enter into non-competition agreements with our employees and key consultants. These agreements prohibit our employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. Although our employees have agreed to assign to us service invention rights, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

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

The directives and guidelines issued by the IMCA and the terms of the licenses issued to us by the IMCA to conduct our cannabis-related activities (“IMCA Licenses”), impose certain requirements that prohibit any person from directly or indirectly acquiring, holding or maintaining control of or direction over 5% or more of our issued share capital and voting power without first obtaining the prior approval of the IMCA (the “Approval Requirement”). The terms of our IMCA Licenses provide that the IMCA Licenses may be suspended or revoked in the event of a breach of the Approval Requirement.

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

Our management and a limited number of major shareholders have a substantial ownership interest, and the availability of the Company’s Ordinary Shares to the investing public may be limited.

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

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2022. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2022 or for any other taxable year. If we were to be characterized as a PFIC in any taxable year, a U.S. Holder (as defined below in “Material Tax Considerations—Certain United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. A U.S. Holder may be able to alleviate some of these adverse tax consequences by timely making a “qualified electing fund” (“QEF”), election or a “mark-to-market” election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

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

We (more specifically through Canndoc) are a pioneer in the production (including the breeding, cultivating and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 15 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally-sanctioned regime for the production, manufacturing and distribution of cannabis for medical use. Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis and cannabis-based products to patients in all territories that permit and regulate the distribution of cannabis for medical use, including Israel, and the European Union

Notwithstanding our plans for growth, we will operate only in countries where cannabis may be legally used for medical purposes and permitted under all applicable laws. Despite being authorized for medical and adult use by many U.S. states, we do not, nor do we plan to, produce, process or distribute cannabis in the United States while it remains a controlled substance with no currently accepted medical use under U.S. federal law.

We were an early leader in the global medical-use cannabis market and we were one of the first licensed producers of cannabis for medical use in Israel, where medical use of cannabis has been permitted and regulated since 2008. Our pharmaceutical-grade cannabis products are manufactured using processes that are certified and in compliance with the IMCA, standards, including IMC-GMP standards, which are substantially similar to the Good Manufacturing Practice of the European Union (“EU-GMP”) standards. GMP certification is an internationally recognized standard that is the primary quality standard that pharmaceutical companies must meet in their production processes. Leveraging our more than 15 years of experience, we have developed production methods for consistent batches with well-defined cannabinoid profiles by following strict protocols, utilizing proprietary cannabis genetics and leveraging our scalable climatized greenhouse technology. All of our products are analyzed by IMCA-certified laboratories using established testing procedures that ensure standardized cannabinoid compound ratios and potency, or cannabinoid profiles.

We believe that our future growth is dependent upon our ability to further develop and commercialize our extensive know-how regarding the production of high-quality pharmaceutical-grade cannabis and on our success in implementing our plans to increase our production capabilities and to expand our global distribution network, enabling us to distribute our products in Israel, and the European Union.

Our production facility located in the Southern Kibbutz, with a gross area of 1.7 million square feet. This facility is currently operating in its first phase of development which uses 300,000 square feet of the available space and produces seven tons of cannabis annually. Assuming that the Southern Kibbutz is fully operational at its maximum capacity and all regulatory approvals are received, full operation of its facility will allow us to produce 88 tons of pharmaceutical-grade cannabis per year. We plan to bring our facilities located in the Southern Kibbutz to their full operational capacity subject to increased demand for our products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. We do not have any specific plans regarding the expansion of our capacity at facilities located in the Southern Kibbutz at this time.

In addition, we also operate the Northern Kibbutz, a production facility with a gross area of 55,000 square feet, which can produce up to three tons of pharmaceutical-grade cannabis per year. We have the option to expand our production area in this facility to a total of approximately 160,000 square feet, which would increase our total production capacity to up to 10 tons of pharmaceutical-grade cannabis per year.

In Israel, we distribute our products through licensed retail pharmacy locations, where patients may fill their prescriptions on site or have our products delivered directly to their residence. To diversify and expand our global production and distribution capabilities to meet current and future demand in our target markets, we have entered into agreements to establish joint ventures, supply and distribution arrangements in the European Union and Canada with local producers and distributors that have significant distribution networks. As of the day of this annual report none of our products have been distributed through any of our distribution partnerships, we anticipate that we will be able to commence distributions after meeting local regulatory requirements and desired price range. While some of the distribution agreements we signed with partners in both Canada in both the European union are no longer valid we are always in the lookout for new strategic agreements with partners in the target markets.

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

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes twenty-seven pharmacies and stores across Israel, the UK and Austria under different brands, including Givol™, Max Pharm and Cookies. The remaining seven are at various stages of development; while some operate like regular pharmacies selling prescription and over-the-counter medicines, others are still under construction or awaiting regulatory approval. We are in the process of obtaining licenses for these additional seven pharmacies and stores.

Out of the twenty-seven pharmacies and stores, twenty already possess permits and licenses for distributing medical cannabis. The remaining seven are at various stages of development; while some operate like regular pharmacies selling prescription and over-the-counter medicines, others are still under construction or awaiting regulatory approval. We are in the process of obtaining licenses for these additional seven pharmacies and stores.

During the reported period, we have added 6 pharmacies to this list located in major cities across Israel, which are now in different stages of development, while some are open and do business like regular pharmacies selling other prescription drugs, and OTC medicines, some are still in stages of construction.

We have not completed any clinical trials using cannabis or cannabis-based products to date. We have received IMCA feasibility approval to initiate nine clinical trials and have commenced one phase 3 clinical trial. We initiated a phase 3 clinical trial in a leading Israeli medical center to study our product’s influence on cognitive and adjacent capabilities on children who are on the autistic spectrum. Patients’ recruitment for the trial was initiated but was stopped due to COVID-19 challenges, and it is uncertain when and if it will be reinitiated. It’s worth noting that our clinical studies program experienced significant setbacks in 2020, and 2021 as a result of COVID-19, and at this point, we remain uncertain as to when the studies will be initiated. Additionally, due to significant delays in our clinical program timeline and changes in market conditions, we are currently considering the possibility of canceling the clinical program as it may no longer be relevant to our current operations.

On February 9, 2021, we entered into an amended and restated merger agreement (the “Arrangement Agreement”) with Subversive Real Estate Acquisition REIT LP, a limited partnership established under the Limited Partnerships Act (Ontario) and a special purpose acquisition company (SPAC) (“Subversive LP”). As a SPAC, Subversive had limited operational activity. As of December 31, 2020, its material assets consisted of USD $226 million in cash and securities held in escrow with no material liabilities. Pursuant to the Arrangement Agreement, on April 23, 2021 our subsidiary acquired all of the outstanding Units of Subversive LP, in exchange for our ordinary shares by way of a plan of arrangement (the “SPAC Transaction”). Concurrently with the SPAC Transaction, Subversive LP conducted a non-brokered private placement of 5.0 million Limited Partnership Units for an aggregate amount of $50 million. At the closing of the SPAC Transaction, which occurred on April 23, 2021, the Company issued 15,650,280 ordinary shares to Subversive LP unit holders, including those that participated in the concurrent private placement. 5,243,616 of our ordinary shares were allocated as part of the SPAC Transaction and are subject to forfeiture unless the Company’s ordinary shares are listed on NASDAQ and obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares are traded on Nasdaq. The funds raised from the SPAC Transaction, after redemptions, and the private placement equaled USD $56 million (excluding transaction-related expenses).

B.	Business Overview.

Intercure has 16 direct subsidiaries:

●	Canndoc’s operations are focused on the production (including the breeding, cultivating, importing and processing), manufacturing, exporting and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use.

●	Cannolam’s operations are focused on the establishing and operating of dedicated pharmacies for the distribution of pharmaceutical-grade cannabis under the brand name “Givol”, including “Cookies”-branded location. In addition, Cannolam is looking to establish a distribution network for recreational cannabis and cannabis products throughout Israel, primarily through licensing and distribution agreements, to become effective once the recreational use of cannabis for adults over the age of 21 is legalized in Israel.

●	Pharma Zone’s operations are focused on the management and operation of the Pharma Zone trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Bio Max Pharm operations are focused on managing and operating two pharmacies in Holon and Rishon Lezion.

●	Club Pharm Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the commercial center (M-Haderh) in the Emek Hefer district.

●	My Binyamina Club Pharm 2022 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Binyamina.

●	Hello Medical partnership’s operations are focused on managing and operating a medical cannabis treatment consulting center.

●	GreenLog Global Ltd.’s operations are focused on managing and operating the Greenlog trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Doron Pharmacy Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Ra’anana.

●	Maayan Haim Pharmacy 2015 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Bait Dagan.

●	Ahuza Pharmacy D.Y.’s operations are focused on managing and operating a pharmacy in the city of Ra’anana. The Ahuza pharmacy is yet to be approved for selling medical cannabis.

●	Orni Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Tel-Aviv.

●	Arihut Yamim Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Ashdod.

●	Amidar Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Naharia.

●	Medicine Center G.G Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Bni Brak.

●	Hamirim Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Givat Olga municipality.

Our Strengths

We believe our key competitive strengths include the following:

We have been a pioneer of cannabis for medical use for over 15 years. We have been producing cannabis for medical use since 2008 and are one of the first licensed producers and distributors of cannabis and cannabis-based products in Israel. We were the first to import cannabis for medical use into Israel for distribution in the Israeli market and we were the first to export cannabis for medical use to a country in the European Union.

Our products and processes meet the highest standards required by regulators for the whole value-chain of pharmaceutical-grade cannabis. We were one of the first cannabis companies in Israel to supply products that meet the GMP standards established by the IMCA. Our facilities and the production processes implemented in them are certified under the IMC-GAP standards and comply with the Good Agriculture Collection Practices (“GACP”) following an audit made by an EU-GMP-certified entity. Finally, our distributors, including pharmacies, store and distribute our products using facilities and processes that meet the IMC-GDP standards. Our products comply with the highest standards, and we believe our products will be competitive in any medical-use cannabis market.

Strategic Partnerships. We have entered into long-term exclusive strategic partnerships with leading companies of the industry. We have exclusive long-term partnerships with Tilray, Organigram, Charlotte’s Web and Cookies. These partnerships provide us with product sources and access to our partner’s facilities. This allows us to increase our global footprint and provide access to increased raw material if we need it to meet demand. Together with our local and EU production and distribution channels, we are able to create a dynamic international supply chain for our GMP-branded products.

Expansion into the CBD market. Our strategic partnership with the number one global leader in hemp extracts, Charlotte’s Web, was the first partnership we undertook in the CBD space. This agreement includes long-term exclusive distribution rights of Charlotte’s Web’s products in Israel and further non-exclusive distribution rights in the European market. This strategic partnership entails research and development, new product development in Israel, the supply of raw material for Israeli industrialists and manufacturing in Israel and Europe. The noted partnership is subject to the receipt of the required regulatory approvals and the removal of CBD from the Israeli Dangerous Drug Ordinance (“DDO”). Although the delisting of CBD from the illegal substance list has been a topic of discussion among various government officials in Israel, the recent change in government in December 2022 has resulted in the uncertainty of when, or if, the legislation will proceed.

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

We are developing a global distribution network. We distribute pharmaceutical-grade cannabis products in Israel (using authorized distributors that are IMC-GDP certified) to 100% of the pharmacies in Israel that are authorized to distribute cannabis products. In addition, through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes twenty-seven pharmacies and stores across Israel the UK and Austria under different brands including Givol™, Max Pharm and Cookies. Out of the twenty-seven pharmacies, twenty already possess permits and licenses for distributing medical cannabis. The remaining seven are at various stages of development; while some operate like regular pharmacies selling prescription and over-the-counter medicines, others are still under construction or awaiting regulatory approval. We are in the process of obtaining licenses for these additional seven pharmacies

We have entered into a supply agreement with a licensed producer and distributor in Denmark and a distribution agreement with a pharmaceutical distributor in Germany. On April 4, 2021, we entered into a collaboration agreement with an Austrian entity for the purpose of distributing Canndoc products and other co-branded products as part of our strategic partnerships in Luxembourg and Austria. We have also entered into a collaboration agreement with a licensed EU-GMP pharmaceutical distributor that has a license to import cannabis into the United Kingdom for medicinal purposes. While the success of these partnerships depends on a number of factors, including in some instances the passage of favorable amendments to the laws regarding the import and export of cannabis, we believe that we are well positioned to quickly monetize these partnerships once they become operational. However, due to changes in market conditions and quality levels, certain partnerships have become less relevant to the company. As a result, we have undertaken a thorough review of our partnerships and have decided to reassess and potentially discontinue those that no longer meet our strategic objectives. For example, we recently ended our partnership with the Danish company. This strategic decision reflects our ongoing commitment to focus on partnerships that align with our core business and will help us achieve our long-term growth objectives.

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

Focus only on high-quality cannabis products. We focus solely on high-quality pharmaceutical-grade cannabis for the treatment of medical conditions. Given our sole focus, we have accumulated more years of experience than most of our competitors in producing consistent pharmaceutical-grade cannabis under the highest quality standards. We believe that we have a head start to become a dominant player in this industry on a global level and will be competitive in all markets, including those with the strictest regulatory standards. In addition, subject to applicable local laws, we believe that our expertise and distribution capabilities have positioned us well for dominating the recreational cannabis and CBD market in Israel once, and if, Israeli regulations permit the sale of recreational cannabis and CBD products.

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

Build a leading global brand. Our plan is to distribute all products produced by us, our joint ventures and our partners under two main global “Cookies” and “CANNDOC” brand and our sub-brands (including, “Indoor”, “Diamonds”, “Stars”, “Utopia”, “Cali”, and “Humboldt”)) in order to build global brand awareness of and loyalty to our pharmaceutical-grade products. We design our packaging to have a look and feel that is consistent with other prescribed medicines to reflect the pharmaceutical-grade quality of our products. Our packaging displays ratios of specific cannabinoid compounds and the required disclosures for the relevant jurisdiction of distribution. We believe this strategy will instill physician and patient confidence in us, leading to a greater adoption of our products.

Establish distribution networks in all territories with full regulation of the medical-use cannabis industry. In addition to our distribution networks in Israel, we are establishing distribution channels for our products in all fully-regulated markets, including Germany, the United Kingdom and Switzerland. Although to date none of our products have been distributed through any of our distribution partnerships, we anticipate that we will be able to commence distributions after meeting local regulatory requirements. We anticipate that these distribution channels will be established by way of joint ventures and distribution agreements with local licensed distributors to address both the current and anticipated demand for medical use cannabis. We have also established relationships with the distributors of pharmaceutical products in markets where we expect cannabis for medical use will become fully regulated in the near future. Establishing distribution capabilities with local partners will allow us to be an early mover and ultimately a leader in these future markets.

Optimize our supply by diversifying production capabilities and maintaining inventory to meet demand. We are continuing to expand our production capabilities in Israel. To ensure that we have a sufficient supply of product available to enter the European Union market, including the German market, in the near term. Although our products are not currently produced in any European Union countries, we plan to implement a worldwide footprint to optimize our management of supply based on cost of production and to ensure that we have a consistent supply for the markets that we are targeting.

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

Our Operations

With over 15 years of operations, we have gained significant experience and know-how throughout the entire value chain of producing and distributing cannabis and cannabis-based products for medical use. We strive to ensure that the materials and processes that go into the production and manufacturing of our products comply with the highest standards.

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

Over the course of more than 15 years and numerous plant generations, we have bred a wide assortment of cannabis strains covering a variety of cannabinoid profiles. We have developed a proprietary genetic bank, covering dozens of unique cannabinoid profiles, from which we extract growth batches for our current breeding facility. Our breeding is conducted in incubation rooms that are separately housed and therefore isolated from the rest of our cannabis production facility.

During the year ended December 31, 2021, we applied and received full protected breeding rights on five of our strains. We are still in the process of applying for more protected breeding rights while we expend and stabilize our genetic bank and we intent to apply for protective rights in any jurisdiction in which such rights may be registered. See “Intellectual Property.”

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

Cultivation

Our production system (wholly-owned or through partnerships) currently consists of two active facilities in Israel, owned and operated by the Company. Through our partnerships, we have access to production facilities that, assuming that the facilities are fully operational at their maximum capacity and all regulatory approvals are received, can produce over 100,000 kilograms of high-quality medical cannabis per year.

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

International

Denmark

In May 2020, we entered into a strategic supply agreement (the “EU Agreement”) with a company incorporated in Denmark (the “EU Partner”). According to the agreement, the EU Partner will supply an aggregate of 11,700 kilograms of quality EU-GMP-standard medical cannabis products to us for a period of 3 years. The EU Agreement provides that the EU Partner, who is the owner of an advanced cultivation and manufacturing facility in Denmark that is approved by the EU-GMP-standard and holds all the licenses and permits required for cultivating, manufacturing, distributing and marketing the products sold to us. The EU Partner will be responsible for the entire cultivation and production process and for the logistical process of transporting and packaging the sold products according to our requirements. We will be responsible for marketing and distribution efforts through our own efforts and through our distribution partnerships in the EU. The EU Partner will be entitled to a share of the profits from sales of the products distributed through our distribution network. This facility is operational and as of the date of this Annual Report, we are in the process of finalizing licenses to import our products from Denmark into Germany pursuant to the EU Agreement. Notwithstanding the importing and exporting of the products, the sale of the products pursuant to the EU Agreement has not commenced as of the date of this Annual Report and this activity does not have a material impact on our finances. During 2021, the Company completed the registration process for several products cultivated through the Company’s partnership in Denmark, which products are now registered in Germany under the Federal Institute for Drugs and Medical Devices (BfArM) and are authorized for sale in Germany. Although we made significant efforts to register the products and obtain approval to import them from Denmark to Germany, the products developed by the Danish partner failed to meet the quality standards threshold due to schedule delays, and changes in the target market conditions. Since the Danish partner was unable to execute any sales under the partnership so far, the parties are now considering the continuation of the relationship between them.

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

Exclusive Partnerships

We have entered into the following partnerships, all of which provides us with exclusive relationships to distribute the noted products within certain geographical areas. While the partnership are at various stages in their development, we have yet to fully operationalize any of them and currently only operate in Israel (although, Organigram Tilray, and Fotmer are our key suppliers and we have a vast variety of customers (licensed pharmacies) which include Super Pharm, although we do not depend on a single specific customer. Our products are distributed via Novolog, SLA and our owned trade houses, which are all licensed distributors in accordance with the New Regulations. Management believes that these existing partnerships will allow Intercure to be well positioned following the resolution of certain regulatory matters and the partnerships becoming fully operational, but there is no assurance that this will take place, see “Applicable Laws and Regulations” and Item 3.D. “Risk Factors”.

Cookies

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam has the exclusive rights to use the Cookies brand in Israel. Cannolam opened a Cookies branded pharmacy in Jerusalem and one in Be’er Sheva was approved to sell medical cannabis in the third quarter of 2022.

In April 2021, we expanded our partnership with Cookies by entering into a letter of intent to expand the Cookies brand into Europe. According to the letter of intent, we will establish joint ventures in European countries that focus on cultivating, manufacturing, and distributing Cookies branded products. In addition, we are cultivating Cookies branded products at our southern facility in Israel which we also plan will supply Cookies products to Cookies stores throughout Europe. Sales of Cookies branded products are subject to obtaining all regulatory approvals in Europe, including export permits and product registration in certain territories.

Further, we entered into a multi-year agreement with Cookies in December 2021 to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in Austria opened its doors in the second quarter of 2022 while our first store in the UK is expected to be open in the third quarter of 2023 due to delays caused by local regulations.

Tilray

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

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portugal. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. We are still in an ongoing dispute with Tilray and Tilray Portugal on this matter and we are actively evaluating our legal rights and options, including potential legal action. Although the Israeli company responsible for violating our exclusivity agreement has declared bankruptcy, we are still pursuing compensation for the breach.

In August 2020, we entered into an agreement with Aphria for the import of bulk cannabis products from Aphria’s facility in Canada into Israel. Pursuant to the agreement, we agreed to purchase from Aphria’s production facility in Canada, and import into Israel, up to 3,000 kilograms of “bulk” quality medical cannabis for a period of two years. After the expiry of the initial period, the agreement provides the option to import up to 6,000 kilograms of additional product from Aphria for two additional periods of two years each under the same terms and conditions as during the initial period. We manufacture and transform the imported product from into Canndoc’s GMP-branded product and final products are distributed by Canndoc’s distribution channels to all pharmacies in Israel. In November 2020, we successfully imported our first shipment of the noted products from Aphria into Israel and successfully launched the “Canndoc Stars” family of products. In May, 2021, Tilray and Aphria announced the closing of a merger between the two companies, continuing as Tilray.

Organigram

Organigram, Inc. (NASDAQ: OGI) (TSX: OGI), is a leading licensed producer of cannabis.

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

On November 17, 2022, we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried flower to Intercure. The new strategic agreement contemplates up to 20,000 kg of dried flower to be supplied to Intercure’s international supply chain. Subject to the terms and conditions of the new strategic agreement, Organigram has agreed to exclusively supply Intercure in Israel for a period of three years and a right of first refusal for one additional year. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into Intercure’s international supply chain, subject to local regulations. Almost 3.5 tonnes were already imported under the new strategic agreement with Organigram. The new strategic agreement replaces the initial strategic agreement.

Charlotte’s Web

Charlotte’s Web Inc. (TSX: CWEB) (OTCQX: CWBHF) (“Charlotte’s Web”) is the owner of one of the largest worldwide CBD brands.

In December 2020, we entered into a collaboration with Charlotte’s Web, under which are the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the “Charlotte’s Web Agreement”).

The Charlotte’s Web Agreement is for a period of five years (with a one-year extension option) from the date that CBD is removed from the Israeli Dangerous Drug Ordinance. On February 28, 2022, the Minister of Health adopted a committee recommendation to remove CBD from the Dangerous Drugs Ordinance, provided that the maximum concentration of THC in the finished product does not exceed 0.3%. The Minister of Health will sign an executive order, which will need to be affirmed by the Knesset’s Health Committee, to complete the delisting process. However, as the political status in Israel is uncertain due to the lack of a stable government, it is unclear when CBD will be delisted.

In March 2022, we announced a strategic partnership with Altman Health, the market leader with an unmatched shelf space of OTC and nutritional supplements at over 1,700 points of sale, including all major pharmacies. Intercure and Altman Health plan to register market and distribute Charlotte’s Web branded products in Israel following the registration process of Charlotte’s Web’s products with the Israeli Ministry of Health. Although reaching an agreement with Altman Health marks a significant milestone for the company’s CBD expansion strategy, the joint venture has not been established yet due to current CBD regulations in Israel. CBD is still classified as a controlled substance in Israel and meaningful operations are not allowed until it is delisted.

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

Fully Owned Trade Houses

In May 2021, we acquired 100% ownership of Pharma Zone Ltd., a thriving medical cannabis trade house in Israel that distributes our top-quality products to over 100 locations nationwide. In addition, in May 2021, we purchased 100% of one of the leading operating trading houses in Israel (addition to Pharma Zone), which is authorized to distribute GMP medical cannabis products to pharmacies. The purchase of the trading house will support our vertically integrated model and be an addition to our existing distribution channels.

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

Super-Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes. Pursuant to the Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tons of our medical cannabis products for a period of three years. The parties to the Super Pharm Agreement covenanted to negotiate in good faith and enter into a detailed agreement within 90 days from the date of the Super Pharm Agreement and subsequently extended it several times. At the date of this Annual Information Form, the parties’ relationship remains ongoing, and the parties are close to finalizing their detailed agreement. Our expectation is that a detailed agreement will be signed during the second quarter of 2023.

Altman

On March 1, 2022, we announced a definitive agreement with Altman Health (“Altman”), a market leader with an unmatched shelf space of OTC and nutritional supplements in over 1700 points of sale, including all major pharmacies across Israel. The newly formed company, that will be held jointly by the Company and by Altman, will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement on February 28, 2022 that CBD will be removed from the Israeli DDO. Although reaching an agreement with Altman marks a significant milestone for the company’s CBD expansion strategy, the joint venture has not been established yet due to current CBD regulations in Israel. CBD is still classified as a controlled substance, and meaningful operations are not allowed until it is delisted.

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

Austria

On April 4, 2021, we entered into a partnership with an Austrian entity to operate together in the developing cannabis markets in Austria and Luxembourg. Pursuant to the agreement, the partnership will replicate the successful model of our subsidiary Canndoc in Israel to establish and manage the distribution, marketing, and sales of the Company’s products in selected countries in Europe. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for our branded products. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time. Operation under the joint venture agreement has not yet begun, and it is subject to the regulatory landscape development, which will allow Canndoc products to be sold in the selected markets. Due to the delays in the progress of the regulatory framework in the Austrian market, the Company anticipates challenges in executing this partnership. The financial macro environment has undergone a significant change, and it remains uncertain whether the Austrian partner will be able to fulfill their financial commitment as per the agreement between the parties.

While this partnership suffered from significant delays and setbacks and it is now uncertain if we will be able to sell Canndoc branded medical cannabis products through this channel, it does not affect our other operations in Austria through our partnership with Cookies. We continue to operate our CBD and accessories store in Vienna, which has significantly expanded its product offerings during the reported period.

UK

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in the UK is expected to open during 2023 as a result of delays caused by local regulations.

We have also entered into a joint venture with a UK company (the “UK Partner”). The UK Partner owns a manufacturing plant operating system under the EU-GMP-standard and possesses all the licenses and permits required for the importation and exportation of medical cannabis products to England, Wales, Scotland, Northern Ireland and Ireland. We own 51% of the joint venture and the UK Partner owns the other 49%. Subject to the receipt of all required permits and approvals, we will sell to the UK Partner, and the UK Partner will purchase from us, all medical cannabis products we produce in Israel and/or any other territory where we operate. The Company is working to obtain regulatory approvals to sell its products in the territories but has not yet obtained the necessary approvals. The Company is currently considering ending the partnership and exploring alternative routes to access the UK market.

Research and Development

We believe that innovation is a key component of our competitiveness and growth in the medium and long-term and is driven by market research and analysis of potential new products and the development of new technologies. We engage in the research of agricultural techniques that utilize climatic advantages and our aggrotech capabilities to improve the yield of cannabis plants in their production of various cannabinoids.

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

Clinical Trials

During November 2019, we began clinical research with the Research and Development Foundation of the Shamir Medical Center (Assaf Harofeh) and with a principal researcher on his behalf to examine the effect of medical cannabis products on autism spectrum disorder in children. The study, which is being conducted at Assaf Harofeh Hospital, is expected to include about 100 participants and will last a period of 24 months. While all regulatory bodies have approved the study, the Assaf Harofeh Medical Center has been delayed in recruiting patients to participate in the trial due to the COVID-19 pandemic, due to the described significant delays the Company is now considering to end the trial process.

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

It’s worth noting that our clinical studies program experienced significant setbacks in 2020-2021 as a result of COVID-19, and at this point, we remain uncertain as to when the studies will be initiated. Additionally, due to significant delays in our clinical program timeline and changes in market conditions, we are currently considering the possibility of canceling the clinical program as it may no longer be relevant to our current operations.

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

● Changes in seizure severity

● Change in speed of post-ictal recovery

● Changes in seizure characteristics (focal/generalized)

● Changes in quality of life based on QoL31

● Changes in sleep quality based on the Pittsburgh sleep questionnaire

2	CINV related to Breast Cancer Treatment	72	●SAEs during treatment

● Changes in quality of life based on QoL-BC

● Changes in blood tests (protein, leukocytes)

● Number of CINV symptoms in the active-treatment arm compared to placebo evaluated using weekly symptom diaries and incidence of treatment-emergent AEs, overall and by CTCAE grade

2	Parkinson’s Disease	60	● SAEs during treatment ● Change in The Parkinson’s Disease Questionnaire	● Changes in PD motor symptoms as assessed by changes in the MDS-UPDRS ● Changes in QoL based on Non Motor PD questionnaire ● Improvement in muscle cramps

2	Diabetic Neuropathy	44	● Neuropathic Pain Diagnostic Questionnaire score (scale 4-10)	● To assess the safety and tolerability of cannabis in diabetic subjects with neuropathic pain ● To assess the Quality of Life change by SF- 36 ● To assess changes in fasting glucose and insulin dose

2	Fibromyalgia	62

● Safety and tolerability of the product based on AEs during treatment

● To determine the effect of the product on Fibromyalgia Impact Questionnaire

● To determine the effect of the product on Physician Global Impression of Change

				● To determine the improvement in FMS Widespread Pain Index and Symptom Severity Score. ● To determine the effect of the product on Medical Outcome Scale SF-36

2	Rheumatoid Arthritis	64	● Safety and tolerability of the product based on Adverse Events during treatment ● To determine the effect of the product on ACR20

● Mean change from baseline over time of Global Visual Analogue Scale (VAS)

● Change from Baseline in VAS of the Physician Assessment of Arthritis

● Change in inflammatory markers – CRP and ESR

● Determine the effect the change from baseline in SF-36

2	Post-traumatic Stress Disorder	50	● Safety rate of AEs ● Improvement in Insomnia Severity Index Score ● Improvement in Pittsburgh sleep quality index-addendum (PSQIA) score

● Improvement in PTSD Checklist for DSM-5

● Determine the latency to persistent sleep and total sleep hours based on actigraph recordings

● Improvement in quality of life measured by SF-36

● Improvement of general quality of life, measured by SF-36

● Improvement in Physician Overall Impression of Change

2	Lumbar Radiculopathy	50

● Safety and tolerability of the product based on Adverse Events during Treatment

● To evaluate the pain-relieving effect of CD-008 sublingual drops, in addition to standard of care, on Lumbar radiculopathy

				● To define the advantage of CD-008 sublingual drops +SOC versus SOC alone on Lumbar radiculopathy

2	Radicular Pain	36	● Safety of the product

● To evaluate Pharmacokinetics (drug’s absorption, distribution, metabolism, and excretion continues) of cannabis oils in Radicular Pain patients

● To determine Pharmacodynamics (early estimates of activity and potential efficacy) of different cannabis oils in Radicular Pain patients by measurement of pain

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

Additional Investments in the Biomed field

We have invested in companies in the biomed field. As of the date hereof, we hold approximately 9.33% of the issued and paid-up capital of Regenera Pharma Ltd., a company that is under liquidation, 0.72% of the issued and paid-up capital of F.O.R.E Biotherapeutics Ltd., and 0.7% of the issued and paid-up capital of XTL Biopharmaceuticals Ltd. (“XTL”).

Please see “Legal Proceedings” for a description of certain lawsuits that pertain to our interest in Regenera Pharma Ltd.

In October 2021, the Company signed an investment agreement with Cavnox Ltd. (“Cavnox”), a private Israeli company that was established on the basis of knowledge developed at the Technion Institute for Research and Development Ltd. which relates to cannabis-based treatment for various types of cancer.

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

The Company invested in Cavnox a total of $300,000, in return for a convertible loan which will be converted to shares of Cavnox in the next qualified financing round of Cavnox.

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

Within the pharmaceutical-grade cannabis industry, we currently compete directly with manufacturers in Israel, and global manufacturers that are operating in Israel including Breath Of Life Pharma, Ltd. and IM Cannabis Corp., Village farms Crop, Cronos Group, and internationally with local licensed producers such as Bedrocan International B.V. and Aurora Cannabis Inc. In the future, we expect to compete with licensed producers that choose to distribute pharmaceutical-grade cannabis products in fully regulated jurisdictions. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

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

Intellectual Property

Our intellectual property rights are important to our business. The Company relies on non-disclosure and confidentiality agreements to protect its intellectual property rights. We have submitted trademark applications for our brand and logo in Israel, Canada, the United States and member states of the European Union, and trademarks for the Canndoc brand have been registered in Israel, UK, Poland, Denmark, Germany, and the US

During the year ended December 31, 2021, we applied for and received full protected breeding rights on five of our strains. We are in the process of applying for more protected breeding rights in Israel and seek to apply for protective rights in any jurisdiction in which such rights may be registered under the International Convention for the Protection of New Varieties of Plants (the “Plant Convention”), or any other applicable rules and regulations that provide legal protection, similar to the protection afforded to the owners of technological inventions, to the proprietary rights of breeders in the new plant varieties they breed.

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

Seasonality

We cultivate our cannabis mostly in climatized greenhouses suitable for the production of pharmaceutical-grade cannabis. Using the experience accumulated throughout approximately 15 years of cannabis production, we have learned to neutralize the possible effects of seasonality on our operations. We currently optimize the number of production cycles per year, according to a production plan that considers various parameters such as weather changes, costs, and the availability of suitable professional work force. Our crop yields are optimal if cultivated from early spring to late autumn and harvested from late spring to early winter. By cultivating within climatized greenhouses, we are able to produce pharmaceutical-grade cannabis throughout the entire year over 4 full 13-week cycles.

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

In June 2016, the Israeli government published Resolution No. 1587, which established a new regulatory framework for the “medicalization” of cannabis. Pursuant to Resolution No. 1587, the IMCA adopted regulations expanding the number of qualifying medical conditions for treatment with medical-use cannabis to include such conditions as cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis (“MS”), amyotrophic lateral sclerosis (“ALS”), post-traumatic stress disorder (“PTSD”), autism, migraines, arthritis, Parkinson’s disease, residual limb pain, spinal cord injuries, HIV/AIDS, Crohn’s disease, colitis, inflammatory bowel disease and terminal illnesses.

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

From an export perspective, in January 2019, the Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products. Nevertheless, during the fourth quarter of 2020, the Israeli government, as part of a pilot project to issue export permits for licensed producers, granted us a temporary export permit. The pilot program (as well as our temporary export permit) was set to expire on December 31, 2020, but was subsequently extended to March 2021. The MOH extended the export pilot program multiple times, and it has now entered into its commercial phase. Export from Israel is generally permitted as long as the exporter complies with the regulations of the importing country.

From an import perspective, in January 2020, due to a shortage in the Israeli market of pharmaceutical-grade cannabis, the Israeli MOH and the IMCA expedited the process of approving import licenses of such cannabis, and for the first time ever, pharmaceutical-grade cannabis and cannabis-based products were imported into Israel. In October 2020, the IMCA published a directive that included updated qualifications for a licensee to receive an import license and the guidelines under which such import may take place. From time to time, the MOH revises the guidelines for imports, and the Company has consistently followed all the updates, ensuring a steady flow of imports.

Regulation regarding CBD

On December 8, 2020, Israel’s Minister of Health signed a new regulation that removed CBD from the Israeli DDO. For the removal to be completed, the regulation must go before the Knesset’s Committee on Health, Welfare and Labor for a vote and ratification. As the Knesset was dissolved on December 23, 2020, the regulation did not go before the committee. In December 2021, the Minister of Health announced that he had formed a specialists committee to review the effect of removing CBD from the Dangerous Drugs Ordinance. The committee, headed by Prof. Joshua Shemer, began its work on December 21, 2021. It concluded its research in February 2022 and presented the findings to the Health Ministry for publication. The committee was established with the goal of mapping existing legislation and policies around the world regarding the use and regulation of CBD and applying the information in examining how to implement similar policies within Israel.

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

Although the delisting of CBD from the illegal substance list has been extensively discussed by government officials from both the right and left wing, it is unlikely that the new government elected in Israel in November 2022 will proceed with the legislation, leaving the timeline for CBD’s delisting uncertain. According to the agreement InterCure will begin the process of registering Charlotte’s Web’s products with the Minister of Health as soon as the CBD substance will be delisted.

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

(ii) the number of packaged units;

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

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Canndoc Ltd.	Israel	100%
Cannolam Ltd.	Israel	50.1%
Pharmazone Pharmacy Ltd	Israel	100%
Ahuza Pharmacy D.Y Ltd.	Israel	100%
Maayan Haim Pharmacy 2015 Ltd	Israel	51%
Doron Pharmacy Ltd	Israel	100%
(MSMS) Greenlog Global Ltd	Israel	100%
Hello Medical Partnership	Israel	51%
My Binyamina Club Pharm 2022 Ltd	Israel	51%
Club Pharm Ltd	Israel	100%
Bio Max Partnership	Israel	55%
Hamirim Pharmacy Ltd.	Israel	51%
Amidar Pharmacy Ltd.	Israel	51%
Medicine Center G.G. Ltd.	Israel	51%
Orni Pharmacy	Israel	51%
Arihut Yamim Pharmacy	Israel	100%

D.	Property, Plant and Equipment.

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

Overview

This Operating and Financial Review and Prospects provides an analysis of the financial operating results for the year ended December 31, 2022. In this section of Item 5, references to the “Company,” “Intercure,” and “we,” “us,” and “our” are intended to refer to the business and operations of Intercure Ltd. and its subsidiaries, unless the context clearly indicates otherwise.

This section should be read in conjunction with the Company’s audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2022 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS.

Amounts are presented in thousands of NIS.

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

Intercure has 16 direct subsidiaries:

●	Canndoc’s operations are focused on the production (including the breeding, cultivating, importing and processing), manufacturing, exporting and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use.

●	Cannolam’s operations are focused on the establishing and operating of dedicated pharmacies for the distribution of pharmaceutical-grade cannabis under the brand name “Givol”, including “Cookies”-branded location. In addition, Cannolam is looking to establish a distribution network for recreational cannabis and cannabis products throughout Israel, primarily through licensing and distribution agreements, to become effective once the recreational use of cannabis for adults over the age of 21 is legalized in Israel.

●	Pharma Zone’s operations are focused on the management and operation of the Pharma Zone trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Bio Max Pharm operations are focused on managing and operating two pharmacies in Holon and Rishon Lezion.

●	Club Pharm Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the commercial center (M-Haderh) in the Emek Hefer district.

●	My Binyamina Club Pharm 2022 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Binyamina.

●	Hello Medical partnership’s operations are focused on managing and operating a medical cannabis treatment consulting center.

●	GreenLog Global Ltd.’s operations are focused on managing and operating the Greenlog trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Doron Pharmacy Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Ra’anana.

●	Maayan Haim Pharmacy 2015 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Bait Dagan.

●	Ahuza Pharmacy D.Y.’s operations are focused on managing and operating a pharmacy in the city of Ra’anana. The Ahuza pharmacy is yet to be approved for selling medical cannabis.

●	Orni Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Tel-Aviv.

●	Arihut Yamim Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Ashdod.

●	Amidar Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Naharia.

●	Medicine Center G.G Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Bni Brak.

●	Hamirim Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Givat Olga municipality.

We are a pioneer in the production (including the breeding, cultivating, and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 15 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally sanctioned regime for the production, manufacturing, and distribution of cannabis for medical use. We have developed advanced production operations, secured long-term exclusive strategic agreements with other global leaders in medical cannabis, compiled a database cataloguing the treatment of thousands of patients, established sales of our products in all cannabis-licensed pharmacies throughout Israel, and secured our position as thought leaders in the global cannabis industry.

Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis and cannabis-based products to patients in all territories that permit and regulate the distribution of cannabis for medical use, including Israel, and the European Union.

Since the beginning of 2020, we have focused on accelerating and growing our commercial activity in major markets around the world. As part of our global vertically integrated “seed-to-sell” model, we have entered into exclusive collaborations with some of the largest international cannabis companies in the world including Tilray, Organigram, Charlotte’s Web and Cookies. These strategic agreements serve to advance our capabilities and emphasize our focus on delivering premium quality and branding to Israel and other target markets. We have expanded cooperation agreements for the production, marketing and distribution of our products in countries with supportive regulations.

We believe in the uncompromising quality of our products and we are leading the trend towards the pharmaceutical standard in the medical cannabis industry, both through a high quality, advanced production system and through extensive research and development with nine clinical studies approved by the Minister of Health. We have acquired a unique knowledge throughout our 15 years of experience operating in the cultivation, growth and genetics of cannabis strains. In addition, we have invested in a production system that adheres to the strictest regulatory and quality standards. In doing so, we achieve the highest standard of product quality for our patients and for commercial research collaborations. We believe this will enable us to enter into future target markets and strategic partnerships, expanding our leadership globally.

Nasdaq Listing

On September 1, 2021, our ordinary shares commenced trading on the Nasdaq Global Market under the ticker symbol “INCR”. The ordinary shares continued to trade on the TSX and Tel Aviv Stock Exchange.

Full Year 2022 Key Financial & Operating Highlights

For Intercure (on a consolidated basis):

●	Record fiscal year 2022 revenue and Adjusted EBITDA of NIS 389 million and NIS 77 million, respectively, representing an increase of 77% and 50% year-over-year, respectively.

●	Operating profit for the full year of 2022 of NIS 51 million, compared to an operating profit of NIS 28 million in 2021, primarily due to revenue growth.

●	Positive cash from operations of NIS 51 million compared to NIS 30 million in 2021.

●	Increased market share due to solid demand for Canndoc’s branded products and expansion of the Company’s medical cannabis dispensing operations.

●	Added 8 locations to its leading medical cannabis dedicated pharmacy chain to a total of 28, which 20 were actively dispensing medical cannabis.

●	Cash and cash equivalents and restricted cash of NIS 246 million on December 31, 2022 compared to NIS 217 million in December 31, 2021, primarily due to positive cashflow generated during the year.

For the cannabis operations specifically:

●	Record revenue of NIS 389 million for the full year ended December 31, 2022 compared to NIS 220 million for the same period in 2021.

●	Twelfth consecutive quarterly record revenue of NIS 106 million, for the fourth quarter ended December 31, 2022 which represent 33% growth from the same period of 2021 (NIS 80 million), primarily due to the growing medical cannabis market, increasing the demand for our products and the expansion of our pharmacy chain.

Review of Company’s Operations

Production operations

Our fully owned and operational production facilities include 355,000 square feet of growing and production area which together can produce up to 10 tonnes per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tonnes of high-quality medical cannabis. In addition, we have entered several strategic supply agreements with partners that according to regulatory requirements and our quality protocols can supply us with bulk level ingredients for our branded products. This supply chain enables us to scale up while be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

Israeli Production Facilities

Through our partnership with Kibbutz Nir-Oz we operate one of the largest and most advanced medical cannabis production sites in Israel and in the world, covering a total area of 1.7 million square feet, of which 300,000 square feet are operational and produce up to 7 tonnes of pharmaceutical-grade cannabis per year. Full development of the southern facility will allow us to produce up to 88 tonnes of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel.

Through our partnership with Beit HaEmek Kibbutz, we own and operate our primary production facility, located in northern Israel, utilizing climatized greenhouses. This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3 tonnes of pharmaceutical-grade cannabis per year. Full development of the northern facility will allow us to produce up to 12 tonnes of pharmaceutical-grade cannabis per year.

Exclusive Partnerships with Global Leaders

We have entered the following partnerships, all of which provides us with exclusive relationships to distribute the noted products within certain geographical areas:

Cookies

Cookies is one of the most well-respected and top-selling cannabis brands in California and throughout the world. Cookies and its products are recognized globally and offer a collection of over 150 proprietary cannabis varieties and product lines.

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam has the exclusive rights to use the Cookies brand in Israel. Cannolam currently operates two Cookies-branded pharmacy in Jerusalem and Be’er Sheva which was approved to sell medical cannabis in the third quarter of 2022.

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in Austria opened in the second quarter of 2022 and our first store in the UK is expected to open in in the second quarter of 2023 as a result of delays caused by local regulations.

Tilray

Tilray Inc. (NASDAQ: TLRY) (“Tilray”) is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids, currently serving patients and consumers in 16 countries spanning five continents.

In December 2019, we established a strategic collaboration with Tilray and its wholly-owned subsidiary, Tilray Portugal Unipessoal LDA (“Tilray Portugal”) for the purpose of providing us with access to existing and potential markets in Tilray’s operating territories. The collaboration between Tilray and us consists of a set of agreements with Tilray Portugal (the “Tilray Agreements”). The Tilray Agreements provide us with a seven-and-a-half year exclusivity period over all of the final Tilray-branded products sold in Israel.

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portugal. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. As we are still in dispute with Tilray and Tilray Portugal on this matter, we are continuing to assess our rights and remedies, including legal action against Tilray. Although the Israeli company responsible for violating our exclusivity agreement has declared bankruptcy, we are still considering pursuing compensation for the breach. As of the date of this MD&A, there have been no legal proceedings, and the parties are still discussing a possible resolution for the dispute.

Organigram

Organigram, Inc. (NASDAQ: OGI) (TSX: OGI) (“Organigram”), is a leading licensed producer of cannabis.

In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe (the “Organigram Agreement”).

In accordance with the Organigram Agreement, we import 3,000 kilograms of medical cannabis products from Organigram’s advanced indoor facility in Canada and produce and market the “Canndoc Indoor” family of medical cannabis products in pharmacies throughout Israel. Final products are distributed by Canndoc’s distribution channels to all pharmacies in Israel. The Organigram Agreement provides us with an aggregate of up to a seven-and-a-half year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Organigram-branded products sold in Israel.

After the expiry of the Organigram Agreement’s initial 18-month term in December 2021, we exercised our option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for an additional period of two years.

On November 17, 2022 we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried flower to InterCure. The New Strategic Agreement contemplates up to 20,000 kg to be supplied to InterCure’s international supply chain. Subject to the terms and conditions of the New Strategic Agreement, Organigram has agreed to exclusively supply Intercure in Israel for a period of three years and one extra year with a right of first refusal. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into Intercure’s international supply chain, subject to local regulations. Almost 3.5 tonnes have already been imported under the New Strategic Agreement.

Charlotte’s Web

Charlotte’s Web Inc. (TSX: CWEB) (OTCQX: CWBHF) (“Charlotte’s Web”) is the owner of one of the largest worldwide CBD brands.

In December 2020, we entered into a collaboration with Charlotte’s Web, under which are the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the “Charlotte’s Web Agreement”).

The Charlotte’s Web Agreement is for a period of five years (with a one-year extension option) from the date that CBD is removed from the Israeli Dangerous Drug Ordinance. On February 28, 2022, the Minister of Health adopted a committee recommendation to remove CBD from the Dangerous Drugs Ordinance, provided that the maximum concentration of THC in the finished product does not exceed 0.3%. The Minister of Health will sign an executive order, which will need to be affirmed by the Knesset’s Health Committee, to complete the delisting process. However, as the political status in Israel is uncertain due to the lack of a stable government, it is unclear when CBD will be delisted.

In March 2022, we announced a strategic partnership with Altman Health, the market leader with an unmatched shelf space of OTC and nutritional supplements at over 1,700 points of sale, including all major pharmacies. Intercure and Altman Health plan to register, market and distribute Charlotte’s Web branded products in Israel following the registration process of Charlotte’s Web’s products with the Israeli Ministry of Health. Although reaching an agreement with Altman Health marks a significant milestone for the company’s CBD expansion strategy, the joint venture has not been established yet due to current CBD regulations in Israel. CBD is still classified as a controlled substance in Israel and meaningful operations are not allowed until it is delisted.

Fotmer Life Sciences

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

b. Sales and Distribution

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

Fully Owned Trade Houses

In May 2021, we acquired 100% ownership of Pharma Zone Ltd., a thriving medical cannabis trade house in Israel that distributes our top-quality products to over 100 locations nationwide.

In addition, in May 2021, we purchased 100% of one of the leading operating trading houses in Israel (addition to Pharma Zone), which is authorized to distribute GMP medical cannabis products to pharmacies. The purchase of the trading house will support our vertically integrated model and be an addition to our existing distribution channels.

SLE

In September 2019, we entered into a distribution agreement with SLE, a subsidiary of Teva Group Pharmaceutical Industries Ltd., a leading Israeli company in the health services field (the “SLE Agreement”). Pursuant to the SLE Agreement, SLE provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years. In June 2021, the SLE Agreement was extended for an additional three years and may be renewed for two additional periods of three years each unless one of the parties terminates the agreement by providing 180 days’ notice. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field (the “Novolog Agreement”). Pursuant to the Novolog Agreement, Novolog provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Super Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Preliminary Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes (the “Super Pharm Pharmacies”). Pursuant to the Preliminary Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tonnes of our medical cannabis products for a period of three years, subject to signing a more detailed agreement (the “Super Pharm Agreement”). The parties to the Preliminary Super Pharm Agreement covenanted to negotiate in good faith and enter into the Super Pharm Agreement within 90 days from the date of the Preliminary Super Pharm Agreement. Super Pharm Agreement Negotiations have been extended several times. At the date of this MD&A, the parties maintain their relationship, which includes ongoing distribution of the Company’s products in Super Pharm Pharmacies, and the parties are close to finalizing the Super Pharm Agreement. We expect that the Super Pharm Agreement will be signed during the second quarter of 2023.

c. Expansion of the Medical Cannabis Dispensing Operation

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on dispensing medical cannabis in Israel, which includes twenty-seven pharmacies and stores across Israel, the UK and Austria under different brands, including Givol™, Max Pharm and Cookies.. The remaining seven are at various stages of development; while some operate like regular pharmacies selling prescription and over-the-counter medicines, others are still under construction or awaiting regulatory approval. We are in the process of obtaining licenses for these additional seven pharmacies and stores.

During the reported period, we have added 6 pharmacies to this list located in major cities across Israel, which are now in different stages of development, while some are open and do business like regular pharmacies selling other prescription drugs, and OTC medicines, some are still in stages of construction.

International

Germany

In June 2019, we entered into a non-exclusive distribution agreement with a licensed distributor in Germany, for the purpose of distributing our pharmaceutical-grade products within Germany (the “German Distribution Agreement”). As of the date of this Annual Report on Form 20-F, there has been no distribution of medical marijuana products under the German Distribution Agreement. The parties to the agreement are still exploring the optimal route to enter the German medical cannabis market.

Austria

On April 4, 2021, we entered into a partnership with an Austrian entity to operate together in the developing cannabis markets in Austria and Luxembourg. Pursuant to the agreement, the partnership will replicate the successful model of our subsidiary Canndoc in Israel to establish and manage the distribution, marketing, and sales of the Company’s products in selected countries in Europe. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for our branded products. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time. Operation under the joint venture agreement has not yet begun, and it is subject to the regulatory landscape development, which will allow Canndoc products to be sold in the selected markets. Due to the delays in the progress of the regulatory framework in the Austrian market, the Company anticipates challenges in executing this partnership. The financial macro environment has undergone a significant change, and it remains uncertain whether the Austrian partner will be able to fulfill their financial commitment as per the agreement between the parties.

While this partnership suffered from significant delays and setbacks and it is now uncertain if we will be able to sell Canndoc branded medical cannabis products through this channel, it does not affect our other operations in Austria through our partnership with Cookies. We continue to operate our CBD and accessories store in Vienna, which has significantly expanded its product offerings during the reported period.

UK

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in the UK is expected to open during 2023 as a result of delays caused by local regulations.

Results of Operations

Financial data is expressed in thousands of NIS. The following tables present our results of operations for the periods denoted below.

For the year ended on December 31, 2022 as compared to the year ended December 31, 2021

	For the 12-month period ended on December 31
	2022	2021
Revenue	388,684	219,677
Gross income before impact of changes in fair value	158,957	95,989
Gross income	155,083	91,131
Research and development expenses	632	1,235
General and administrative expenses	36,082	27,206
Sales and marketing expenses	56,533	23,214
Changes in the fair value of financial assets through profit or loss, net	174	1,868
Share-based payments	8,907	6,452
Other expenses, net	2,128	2,971
Consolidated operating profit	50,627	28,185
Total comprehensive profit	43,749	7,293

Interest / Financing cost	6,785	9,451
Tax expenses (income)	93	11,441
Depreciation and amortization	11,699	7,393
EBITDA	62,326	35,578
Share-based payments	8,907	6,452
Other expenses, net	2,128	2,971
Changes in the fair value of financial assets through profit or loss, net	174	1,868
Fair value adjustment to inventory	3,874	4,858
Adjusted EBITDA	77,409	51,727
Basic earnings per share	0.99	0.12
Diluted earnings per share	0.99	0.11

Revenues – Revenue for the full year 2022 represent growth of 77% compared to the corresponding period last year. The growth was primarily derived from the (a) medical cannabis market growth, and increasing the demand for our high quality branded products (b) the expansion of our medical cannabis dispensing pharmacies footprint across Israel and (c) during the period, Canndoc launched the Humboldt series of strains and expended its portfolio of products adding more than 30 new SKUs. The growth during the period is in line with our strategy to increase our market share within the Israeli medical cannabis market.

Gross profit before effect of fair value – The gross profit for 2022 increased by 66% to NIS 159 million, surpassing the NIS 96 million recorded in 2021. This growth was largely fueled by the acceleration in revenue. However, the overall percentage of gross profit have decreased from 44% to 41% as a result of the changing local market conditions. Specifically, during the last quarter, as financially struggling companies and companies exiting the market sold low to mid quality products at lower prices to liquidize their inventories. This reflected mainly on our ultra-medical and legacy products while the prices for our top selling high quality products remained solid.

Adjusted EBITDA – Third year in a row of positive EBITDA of 20% primarily due to revenue growth (as a result of an increase in market share), while keeping operating expenses relatively stable.

General and administrative expenses – General and administrative expenses for the full year of 2022 have increased primarily due to the expansion of our retail operations and the acquisitions of pharmacies, and the increase in operational manpower including new hires of pharmacists, customer service representatives, and pharmacy managers.

Selling and marketing expenses – Selling and marketing expenses increased due to the launch of 30 new SKUs, resulting in higher marketing budgets.

Selected Annual Financial Information

	As of December 31
	2022	2021	2020
Revenue	388,684	219,677	65,035
Total comprehensive profit (loss) for the year	43,749	7,293	(36,040)
Basic earnings (loss) per ordinary share	0.99	0.12	(1.42)
Diluted earnings (loss) per ordinary share	0.99	0.11	(1.42)
Total current assets	507,493	336,160	76,652
Total non-current assets	450,514	360,385	249,618
Current Liabilities	312,719	193,585	29,877
Non-current Liabilities	123,811	33,548	4,284

Total Current Assets – The increase in 2022 was primarily due to the continuous increase in Intercure’s activity due to the expansion of the company’s pharmacy chain (trade receivables, inventories, and biologic assets).

Total Non-Current Assets – The increase in 2022 was primarily due to the consolidation of newly acquired companies. The consolidation of those subsidiaries’ operations led to an increase in the non-current assets and goodwill.

Current Liabilities – The total number of current liabilities was increased in 2022 primarily due to (a) the consolidation of the pharmacies and trading houses purchased during the period; (b) an increase in the Company’s activity which led to increase in trade payables, and other payables.

Non-Current Liabilities – The total amount of non-current liabilities was increased in 2022 primarily due to (a) bank loans taken by the Company and its subsidiaries during the period in order to fund its capital investment to expend its operations; (b) acquisitions made by the Company during the year which caused an increased in lease obligations.

Cash Flow

Intercure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Cash Flow	For 12 months ended on December 31, 2022	For 12 months ended on December 31, 2021
Net cash provided by operating activities	51,267	30,135
Net cash provided by financing activities	120,446	197,940
Net cash used in investing activities	(142,497)	(65,210)
Change in cash during the period	29,216	162,865
Exchange differences in respect of cash and cash equivalent balances	7,156	(4,536)
Cash and cash equivalents, beginning of year	196,217	37,888
Cash and cash equivalents, end of year	232,589	196,217

Intercure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Net cash flow provided by operating activities – The increase was primarily due to the growth in revenues, while keeping overall operational expenses relatively correlated with growth.

Net cash provided by financing activities – The decrease in net cash provided by financing activities for the year ended December 31, 2022 was primarily attributable to the financial stability of the company, which resulted in a reduced need for net loans to support its operations.

Net cash used in investing activities – The main investment for the year ended on December 31, 2022 were mainly continued investment in the Southern Kibbutz and the additional purchases of pharmacies.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly statements of operations data of the last eight quarters. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements. This data should be read in conjunction with our audited annual consolidated financial statements as at and for the years ended December 31, 2022 and 2021 and the related notes. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Q4-2022	Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021
Revenue	105,606	100,572	95,277	87,229	79,701	61,695	45,230	33,051
Gross profit (loss)	37,484	44,074	41,542	35,857	36,613	24,682	19,267	15,427
Adjusted EBITDA	17,137	19,652	20,709	19,911	19,446	11,999	10,814	9,468
Basic earnings (loss) per share	0.19	0.16	0.35	0.38	(0.07)	(0.04)	0.14	0.03
Diluted earnings (loss) per share	0.19	0.16	0.34	0.36	(0.07)	(0.03)	0.12	0.02

Use of Proceeds

The Company’s intended use of proceeds from the SPAC Transaction has not changed from the disclosure set forth in the “Capitalization and Use of Proceeds” section of Subversive LP’s final long form prospectus dated March 15, 2022 to the date of this Annual Report.

B.	Liquidity and Capital Resources.

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

Business Developments

For the year ended December 31, 2022 and up to the date of this MD&A:

On February 16, 2022, we announced a definitive agreement with Cann Pharmaceutical Ltd., an Israeli medical cannabis multi-national operator known as “Better”, pursuant to which and subject to its terms, Intercure was to acquire 100% of the issued and outstanding shares of Better. Better’s shares for a purchase price of US$35 million (the “Better Agreement”). The acquisition was initially expected to close in the beginning of Q3 2022, subject to customary closing conditions as well as specific approvals of the IMCA, the TSX, as well the court in Israel. On November 23, 2022 we announced that there were some fundamental disagreements between the parties and on February 1, 2023 we announced that the closing conditions contained in the Better Agreement were not met and the agreement was automatically terminated. On February 14, 2023, we announced the filing of a lawsuit against Better, seeking to recover funds loaned and invested in connection with the Better Agreement.

On March 1, 2022, we announced a definitive agreement with Altman Health, a market leader with an unmatched shelf space of OTC and nutritional supplements in over 1700 points of sale, including all major pharmacies across Israel. The parties intend to form a company, which will be held jointly by the Company and by Altman Health, and will be focused on the new Israeli CBD product market.

On March 22 2022, we announced the execution of an exclusive multi-year cultivation, marketing and distribution agreement (the “Clever Leaves Agreement”) with Clever Leaves, a leading multinational operator and licensed producer of pharmaceutical-grade cannabinoids. Over the term of the Clever Leaves Agreement, Intercure will have access to Clever Leaves’ high-THC medical cannabis flower to serve several medical cannabis markets, including the Israeli market. As part of the partnership, Clever Leaves will cultivate Intercure’s high quality strains to launch Intercure’s EU-GMP compliant branded products within the EU, UK and South American markets.

On June 2, 2022, we announced the grand opening of its flagship Cookies pharmacy in Be’er Sheva, the largest city in Israel’s southern region, known as the capital of the Negev.

On June 21, 2022, we announced the successful opening of the first flagship Cookies store in Austria, located in the Neubau district of Vienna. The flagship location offers Cookies’ unique CBD menu, available for the first time in Europe, as well as clothing and lifestyle products. In the future, as regulations are evolving, pharmaceutical grade medical cannabis will be available for Austrian patients, including Cookies EU-GMP THC products. The Vienna launch represents the spearhead of an expansion into additional European countries, following the successful collaboration between the two companies in the global pharmaceutical grade medical cannabis markets, including Israel.

On November 17, 2022, we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried flower to InterCure. The New Strategic Agreement contemplates up to 20,000 kg to be supplied to InterCure’s international supply chain. Subject to the terms and conditions of the New Strategic Agreement, Organigram has agreed to exclusively supply InterCure in Israel for the term. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into InterCure’s international supply chain, subject to local regulations.

On December 5, 2022, we announced the withdrawal of a class action lawsuit against the Company. The lawsuit was described in the Company’s press release dated May 26, 2020 and in the Company’s Annual Information Form for the year ended December 31, 2021 and was primarily concerning a motion to certify, as a class action, a claim filed against the Company, its directors and its executive officers, alleging that the Company violated its obligation to publicly disclose certain events and developments which impacted the valuation of Regenera Pharma Ltd. (in which the Company held a 11.76% position during the time relevant to the claim). On December 2, 2022, the Tel Aviv District Court approved a consent motion to withdraw the lawsuit, without any payment to the plaintiff from the Company.

On December 19, 2022, we announced that we entered into a partnership agreement with Praetorian Global, Inc. the parent company of the award-winning cannabis brand, “Binske” to grant InterCure an exclusive multi-year right to cultivate, manufacture, market, and distribute Binske-branded products in major global pharmaceutical markets including Israel, Germany, Australia, UK and others.

Recent Developments (January 1, 2023 to April 30, 2023)

On February 1, 2023 we announced the termination of our acquisition agreement with Cann Pharmaceutical, which had a due date on January 31, 2023. In light of the fact that the closing conditions were not met by such date, the Agreement was automatically terminated.

On February 14, 2023 we announced that we filed a lawsuit against Better to recover funds loaned and invested in connection with the negotiation of the merger agreement.

On April 20, 2023 we announced that we have entered into a binding letter of intent (“LOI”) for a business partnership with TYSON 2.0 a premier cannabis brand known for high-quality cannabis products, to cultivate manufacture and distribute Tyson 2.0 branded products in Israel and certain territories in Europe.

On April 25, 2023 we announced that we were informed that an application to approve a class action against 26 cannabis companies in Israel, including Intercure and three of its subsidiaries, was filed to the court in Israel. The subject of the application is the alleged claim that the defendants are in violation of the advertising prohibitions included in the Israeli regulations overseeing medical cannabis in Israel. The Company is currently considering the application and its likelihood of acceptance.

On April 26, 2023, we announced that we were informed that a lawsuit was filed against us in Tel Aviv-Jaffa District Court in Israel by minority shareholders of our subsidiary, Cannolam. The lawsuit relates to disagreements concerning the ongoing management of Cannolam. Intercure has conducted a preliminary review of the claims made by the minority shareholders and believes that they lack a valid legal basis. The Company is evaluating all legal options, including potential counterclaims. The Company is committed to vigorously defend its interests and will take all legal actions available to it.

C.	Research and development, patents and licenses, etc.

See above, under Item 4 – “INFORMATION ON THE COMPANY.”

D.	Trend Information.

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

E.	Critical Accounting Estimates.

The Company’s critical accounting estimates are summarized in Note 3 of our audited consolidated financial statements.

Outstanding Share Data

Intercure’s current outstanding shares capital can be summarized as follows:

Type	Shares	Options / Warrants
Ordinary Shares	45,572,709
Options (B)(1)		1,631,708
ESOP (A)(2)		1,199,791
ESOP (B) (3)		717,790
ESOP (C) (4)		340,170
ESOP (D) (5)		596,937
ESOP (E) (6)		460,000
ESOP (F) (7)		287,131
Total	45,572,709	5,233,527

Notes:

(1)	Options (B) were issued to certain investors in July 2020 and expire in August 2023 with an exercise price of NIS 19.58 per ordinary share.
(2)	ESOP (A) were issued to our directors between September 2018 to January 2020 and expire in ten years from the date of issuance with an exercise price of NIS 15.57 per ordinary share.
(3)	ESOP (B) were issued to certain employees in January 2021 and expire in five years from the date of issuance with an exercise price of NIS 18.38 per ordinary share.
(4)	ESOP (C) were issued to certain employees in August 2021 and expire four years from the date of issuance with an exercise price of NIS 20.16 per ordinary share.
(5)	ESOP (D) were issued to certain employees in May 2022 and expire four years from the date of issuance with an exercise price of NIS 20.68 per ordinary share.
(6)	ESOP (E) were issued to our Chief Executive Officer on September 15, 2022 and expire 4 years from the date of issuance with an exercise price of NIS 21.76 per ordinary share.
(7)	ESOP (F) were issued to certain employees in November 2022 and expire 4 years from the date of issuance with an exercise price of NIS 16.96 per ordinary share.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of December 2022:

Name	Age	Position
Ehud Barak	81	Chairman of the Board
Alexander Rabinovich	52	Chief Executive Officer, Director
David Salton	63	Director
Lennie Grinbaum	48	External Director
Gideon Hirschfeld	57	External Director
Alon Granot	62	Director
Amos Cohen	43	Chief Financial Officer
Rami Levy	58	Chief of Operations
Asaf Levy	35	Co-CEO Cannolam Ltd.
Ori Mimon	36	Co-CEO Cannolam Ltd.

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

Alon Granot has served on Intercure’s board of directors since November 2020 and Canndoc’s board of directors since February 2019. Mr. Granot saved as Canndoc’s Chief Executive Officer from September 2019 to December 2020. From 2001 to 2018, Mr. Granot served as Chief Financial Officer and Executive Vice President at Frutarom Industries Ltd. (“Frutarom”), where he led mergers and acquisitions, business development and overall financial management until Frutarom was acquired for approximately $7.1 billion in 2018. From 2008 to 2016, Mr. Granot served as an external director at Inter Industries Ltd., a company that is publicly traded on the TASE. He also served as director in the semiconductor division of Kulicke & Soffa Industries, Inc., a public company listed on Nasdaq, from 1998 to 2001. Mr. Granot holds a B.A. in economics and business administration from Haifa University and received an M.A. in economics and business administration from Technion-Israel Institute of Technology.

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

Lennie Michelson Grinbaum has served on Intercure’s board of directors as an External Director since September 2015. Ms Grinbaum has in depth experience in Contract Research Organization as a contract specialist and has worked for a subsidiary of a major Israeli financial institution. Ms. Grinbaum holds an LLB in Law and a BA in Business from The Interdisciplinary Center Hertzliya as well as an MBA specializing in finance from Imperial College London.

Gideon Hirschfeld joined Intercure’s board of directors in 2018 as external director. Mr. Hirschfeld has extensive experience in business development for various corporations, such as the Israel Post, where he served as Director, Marketing and Business Development, from July 2009 until March 2016, the Israeli Basketball Super League Administration and Academon Stores Ltd. Prior to joining Intercure’s board, Gideon initiated joint ventures for technology-based products and services, mainly in the logistics and distribution fields. Mr. Hirschfeld has a proven track record in financial matters related to current operations and short and long-range financial plans. Mr. Hirschfeld holds an MBA degree and MA degree in education as well as two BA degrees in international relations and political science from the Hebrew University in Jerusalem.

Rami Levy has serves as Canndoc’s chief of operation since July 2019. Mr. Levy has more than 20 years of lead management and operational experience at Netafim, the largest Israeli aggrotech company, expanding global operations development to more than 190 territories. Mr. Levy holds a BSc in in industrial engineers and MBA from Ben Gurion University.

Adv. Asaf Ohayon is the co-founder of Cannolam and serves as Cannolam’s Co-CEO. Mr. Ohayon holds a LLB and BA in business administration and law from the Interdisciplinary Center Herzliya. Mr. Ohayon has more than 8 years of experience as a legal counsel as an Associate Attorney at Shimonov & Co. and as a legal advisor at Tarya LTD Fintech company.

Ori Mimon is the co-founder of Cannolam and serves as Cannolam’s Co-CEO. Mr. Mimon holds BA in business administration from the Interdisciplinary Center Herzliya. Ori Mimon has more than 10 years of business operations experience, he served as the COO of ENKOM GROUP LTD a real estate development company and was encourage of all the company’s operations in Israel and abroad.

Family Relationships

There are no family relationships between any of the directors or members of senior management named above.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation.

The following table provides a summary of compensation earned by or paid, directly or indirectly, to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2022:

(NIS in thousands)					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal	Salary	Share Based Awards	Option Based Awards	Annual Incentive Plans	Long-Term Incentive Plans	All Other Compensation	Total Compensation
Alexander Rabinovich Chief Executive Officer	2022	500	730	-	-	-	-	1,230
Amos Cohen Chief Financial Officer	2022	345	1,681	-	172	-	331	2,529
Ehud Barak Chairman of the Board	2022	405	2,538	-	-	-	-	2,943
Rami Levy Chief Operating Officer (Canndoc)	2022	805	1,544	-	143	-	-	2,492
Einat Zehavi VP sales	2022	612	419	-	230	-	-	1,261

Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities earned by, granted to or issued to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2022.

	Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)		Option exercise price (NIS)	Option expiration date	Value of unexercised in-the-money options (NIS, in thousands)
Alexander Rabinovich Chief Executive Officer	115,000	(1)	21.76	Four years from grant date	-
Amos Cohen Chief Financial Officer	75,774		18.38	Five years from grant date	-
	29,778		20.16	Four years from grant date	-
	57,500	(2)	20.68	Four years from grant date	-
Ehud Barak	206,065		8.90	December 31, 2026	656
Chairman	412,130		13.35	December 31, 2026	-
	412,130		17.80	December 31, 2026	-
Rami Levy	106,083		18.38	Five years from grant date	-
Chief Operating Officer (Canndoc)	12,940		20.16	Four years from grant date	-
	57,500	(2)	20.68	Four years from grant date	-
Einat Zehavi	30,309		18.38	Five years from grant date	-
VP sales	14,412		20.16	Four years from grant date	-
	8,500		20.68	Four years from grant date	-

(1) (2)	These options were granted during September 2022 in accordance with the Company 2015 ESOP plan. These options were granted during May 2022 in accordance with the Company 2015 ESOP plan.

Compensation of Other Senior Management and Directors

The aggregate compensation paid by us to our other executive officers and directors (not listed above) for the year ended December 31, 2022, was approximately NIS 752,000, including pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

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

Oversight and Description of Compensation

Compensation of Directors

Under Companies Law, the compensation of external directors is set in the regulations thereto, and the compensation of directors of a public company requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under Companies Law, the approval of the shareholders at a general meeting. If the compensation of directors is inconsistent with a company’s stated compensation policy, then, those provisions that must be included in the compensation policy according to Companies Law must have been considered by the compensation committee and board of directors, and the approval by the company shareholders “Special Majority” which requires the approval by a majority vote of the shares present at voting at a meeting of shareholders called for such purpose provided that either:

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

Israeli Corporate Law Matters Impacting Executive Compensation

Under Companies Law, the compensation of external directors is set in the regulations thereto, and the compensation of directors of a public company requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under Companies Law, the approval of the shareholders at a general meeting. If the compensation of directors is inconsistent with a company’s stated compensation policy, then, those provisions that must be included in the compensation policy according to Companies Law must have been considered by the compensation committee and board of directors, and shareholder Special Majority approval will also be required, provided that:

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

C.	Board Practices

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of May 1, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Corporate Governance

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers.

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

Board of Directors

Our articles of association provide that we may have between five and eleven directors, including directors who serve as external directors under the Companies Law. Our board of directors currently consists of six directors. Other than our external directors, our directors are elected by an ordinary resolution at the annual and/or special general meeting of our shareholders. Each director who is not an external director will hold office until the next annual general meeting of our shareholders, unless they are removed by a majority of the shares voted at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in our articles of association. If the number of serving directors is lower than such minimum number, then our board of directors may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to our articles of association, or in order to call a general meeting of our shareholders for the purpose of electing directors to fill any of our vacancies. In addition, the directors may appoint, immediately or of a future date, additional director(s) to serve until the subsequent annual general meeting of our shareholders, provided that the total number of directors in office shall not exceed directors.

Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of our board of directors at which a quorum is present is adopted if approved by a vote of a majority of the directors present and voting. A quorum of the board of directors requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting.

Under the Companies Law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by the Special Majority and for a term not exceeding three (3) years from the date of the shareholder’s meeting.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, except as a director or chairman of a controlled company.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations.

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

External Director

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public either in or outside of Israel to appoint two external directors. No person may be appointed as an external director if that person or that person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of that person’s appointment to serve as an external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

●	an employment relationship;
●	a business or professional relationship maintained on a regular basis;
●	control; and
●	service as an office holder, other than service as an officer for a period of not more than three months, during which the company first offered shares to the public.

No person may serve as an external director if that person’s position or business activities create, or may create, a conflict of interest with that person’s responsibilities as an external director or may otherwise interfere with his/her ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one external director must be of the other gender. A director in one company shall not be appointed as an external director in another company if at that time a director of the other company serves as an external director in the first company. In addition, no person may be appointed as an external director if he/she is a member or employee of the Israeli Security Authority, and also not if he/she is a member of the Board of Directors or an employee of a stock exchange in Israel.

External directors are to be elected by the Special Majority vote at a shareholders’ meeting.

The initial term of an external director is three years and may be extended for two additional three-year terms. An external director may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if such external director ceases to meet the statutory qualifications for their appointment or violates his or her duty of loyalty to the company. Both external directors must serve on every committee that is empowered to exercise one of the functions of the Board of Directors.

Lennie Michelson Grinbaum and David Salton serve as external directors pursuant to the provisions of the Israeli Companies Law. They both serve on our audit committee, our committee for the approval of financial statements, our nomination committee and our compensation committee.

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

Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction

In accordance with the Israeli Companies Law, each director and officer must disclose the nature and extent of any interest that he or she has in a material contract or material transaction whether made or proposed with us, if the director or officer is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. Subject to certain limited exceptions under the Companies Law, no director may vote on a resolution to approve a material contract or material transaction which is subject to such disclosure requirement.

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

Audit Committee

Our Audit Committee is currently comprised of three (3) members, David Salton, Lennie Grinbaum and Gideon Hirschfeld. Our board has determined that each is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board has determined that David Salton is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “—Directors, Executive Officers and Significant Employees”. All members of the Audit Committee serve on the committee for the approval of financial statement of the Company, and therefore, the Audit Committee serves as the Board committee for the approval of financial statements.

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

Israeli Law Matters Pertaining to Compensation Committees

Under Companies Law, the board of directors of a public company must appoint a compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy and which we are required to adopt under Companies Law. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval (a “Special Approval for Compensation”), requires that either:

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

In general, under Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy must be approved at least once every three years, first, by the Board, upon recommendation of the Compensation Committee, and second, by the Special Majority of the Intercure Shares present, in person or by proxy, and voted at a shareholders meeting, provided that either:

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

● If the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

● If the terms of employment include retirement grants—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

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

Under Companies Law, an extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of exceptions), then such arrangement is subject to subject to the approval by the company’s shareholders Special Majority. Arrangements regarding the compensation, indemnification or insurance of a director or the chief executive officer of the company, require the approval of the compensation committee, board of directors and, subject to certain exceptions, shareholders by an ordinary majority, in that order, and in the case of the chief executive officer or under certain circumstances, to the approval by the company’s shareholders Special Majority.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Unless exempted under Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, which includes transactions for the provision of services by a controlling shareholder or his or her relative, whether directly or indirectly, including through a company controlled by such controlling shareholder, and if such controlling shareholder or relative thereof is an office holder in the company, any transactions regarding his or her terms of office, require the approval of the audit committee, the board of directors and the Special Majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

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

Our employees are classified as either production workers or administrative workers. As of December 31, 2022 we employed approximately 150 production workers and 70 administrative employees, and approximately 150 retail and distribution employees. During the 2022 peak month of harvest, we employed a total of approximately 350 production workers.

None of our employees are represented by a labor organization or are party to a collective bargaining arrangement.

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

The following table sets forth information regarding beneficial ownership of our ordinary shares as of December 31, 2022, by:

●	each of our directors and executive officers;

all of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2022 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned has been computed on the basis of 45,572,709 ordinary shares outstanding as of December 31, 2022.

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

	No. of Shares Beneficially Owned[1]	Percentage Beneficially Owned(**)
More than 5% shareholders*
Yael Fegal	4,508,786	8.87
ETF Managers	2,599,590	5.12
Directors and executive officers:
Alexander Rabinovich3,4.5	12,084,260	23.78
Ehud Barak	1,030,325	2.03
David Salton	4,046	*
Lennie Grinbaum	10,788	*
Gideon Hirschfeld	4,046	*
Alon Granot	—	—
Amos Cohen	169,008	*
Rami Levy	179,111	*
All directors and executive officers as a group (8 persons)	20,589,960	40.53

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding
**	On a fully diluted basis

(1) Includes options to purchase ordinary shares granted which are vested as or will vest within 60 days of December 31, 2022 as follows:

Shareholder, director or executive officer	No. of Shares Underlying Options
Yael Fegal	171,423
Alexander Rabinovich	115,000
Ehud Barak	1,030,325
David Salton	4,046
Lennie Grinbaum	4,046
Gideon Hirschfeld	4,046
Amos Cohen	169,008
Rami Levy	179,111

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

On September 2, 2021 Mr. Alexander Rabinovich exercised 2,150,919 options to ordinary shares of Intercure for a total consideration of approximately NIS 3,594,000.

On October 12, 2021, we announced that Alexander Rabinovich, Intercure’s Chief Executive Officer, purchased 423,501 Ordinary Shares throughout the month of September 2021 in the open market at an average prince of USD $7.03 per share. The shares were purchased partially on the Nasdaq and in part on the TASE, for the total consideration of US$2,975 thousand or approximately NIS 9,609,000.

(4) By himself and via companies fully owned by him.

(5) On September 15, 2022 460,000 options were granted to Mr. Rabinovich to purchase 460,000 ordinary shares of the Company. The Options will expire 4 years from the date of issuance and have an exercise price of NIS 21.76 per ordinary share

Equity Incentive Plan

The Equity Incentive Plan was originally adopted by the Board in March 2015 and was amended during Intercure’s annual general meeting held on September 15, 2022. The Equity Incentive Plan provides for the grant of options to Intercure’s directors, officers, employees, nonemployee service providers and controlling shareholders (as defined the Israeli Income Tax Ordinance [New Version], 5721-1961).

On May 2022 596,937 options were issued to certain employees of the company, the options will expire four years from the date of issuance with an exercise price of NIS 20.68 per ordinary share.

On September 15, 2022 460,000 options were issued to our Chief Executive Officer, the options will expire 4 years from the date of issuance with an exercise price of NIS 21.76 per ordinary share.

On November 2022 287,131 options were issued to certain employees of the company, the options will expire 4 years from the date of issuance with an exercise price of NIS 16.96 per ordinary share.

As of December 31, 2022, options to purchase 3,402,113 shares were outstanding, and up to 45,572,709 shares are issued and paid-up. Of such outstanding options, options to purchase 1,923,260 shares were vested as of December 31, 2022, with a weighted average exercise price of NIS 6.86 per share.

The Equity Incentive Plan provides that no options can be issued thereunder if the aggregate number of options outstanding under the plan at the time of the grant exceeds 15% of the issued and outstanding ordinary shares of Intercure at the time. The Equity Incentive Plan provides for options to be granted at the determination of the Board (which is entitled to delegate its powers under the Equity Incentive Plan to the Compensation Committee), in each case, subject to applicable laws and the rules of the TSX. Upon termination of employment without cause (as defined in the Equity Incentive Plan), in the event of death, retirement or disability, all unvested options will expire and all vested options at the time of termination will generally be exercisable for three months (which may be extended to up to 12 months in the governing option agreement) following such termination, subject to the terms of the Equity Incentive Plan and the governing option agreement. If we terminate an optionee’s employment or engagement for cause (as defined in the Equity Incentive Plan) the optionee’s right to exercise all vested and unvested the options granted to him or her will expire immediately.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of our ordinary shares outstanding as of December 31, 2022. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in Percentage Ownership by Major Shareholders

During the past three years, there have been no significant percentage ownership changes in the ownership of our ordinary shares by any major shareholder.

Record Holders

As of December 31, 2022, there was one registered shareholder of Intercure Ltd. located in Israel, which holds 10,455 shares, or 0.07% of the total issued and outstanding shares.

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

The Line of Credit and the Canndoc Loan maturity dates were extended several times as approved by the Audit Committee and Board, with the last extension extending both to October 2020. In October 2020, both the Line of Credit and the Canndoc Loan were fully repaid, in the amount of approximately NIS 13.8 million.

Transactions with Related Parties

Loans from related party

Following Intercure’s acquisition of Canndoc and the appointment of Mr. Avner Barak as a director of Intercure, a previous loan from Mr. Avner Barak to Canndoc in the amount of approximately NIS 718,000 was assumed by Intercure. The loan principal bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Income Tax Ordinance (2.61% in 2018). The loan will be repaid in equal monthly installments (principal and interest) in the amount of approximately NIS 15,000 per installment. The balance of the loan as of December 31, 2022 was approximately NIS 76,000. The loan was loaned by the founder to the company before Intercure acquired it to support its operations. When Canndoc was purchased, the terms of the loans were agreed as part of the acquisition agreement.

Cannolam and other subsidiaries have loans to shareholders as of the date of acquisition by Intercure. The total balance of the loans as of December 31, 2022 was approximately NIS 1,014,000. The principal on the loans bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.42% in 2022). The loans were loaned by the founders of the subsidiaries before Intercure acquired them to support their operations. When the subsidiaries were acquired, the terms of the loans were agreed as part of the acquisition agreements.

Sublease agreement with companies related to a related party

Canndoc subleases part of its headquarters’ offices to XTL, GFC Ltd., and GreenForest Ltd., which are related to Intercure’s controlling shareholder, Mr. Alexander Rabinovich who is a director and shareholder in all three companies. The aggregate revenue generated by Intercure from the leases is approximately NIS 26,000 per month. The subleases are back-to-back in terms of Canndoc’s lease with the landlord relative to its leases with Mr. Rabinovich.

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

Class Action - T.Z. 35676-08-19

On August 19, 2019, a motion for approval of a class action (the “Motion”) was filed against 17 companies (the “Companies”) operating in the field of medical cannabis, including Intercure. In the Motion, the Court is asked to certify the class as: “Any person to whom any of the respondents provided cannabis products whose concentrations of active substances were not accurately marked as customary in the pharmaceutical field, from December 1, 2015 until the date of approval of this claim.”

The applicant alleges that the Companies did not accurately label the concentration of active ingredients in their products. The grounds for claim alleged in the Motion are:

(a)	Restrictive arrangement contrary to Sections 2, 6-4 and 50(a) of the Economic Competition Law, 1988 (“Economic Competition Law”). The applicant claims that the Companies mark their products poorly in a collective manner, thereby creating a restrictive arrangement. The applicant claims that limiting the quantity and/or quality and/or type of their products has damaged the competition and the class.

(b)	Discrimination in violation of the provisions of section 19f(a)(3) of the Equal Rights for Persons with Disabilities Act, 1988 (“Disabilities Act”) by providing public services and/or providing a product under conditions that are inferior to those conditions generally provided. The applicant claims that the Companies discriminated against the class by providing a product of a pharmaceutical nature, in conditions that fall below those normally provided in medicines.

The damages claimed are NIS 685,740,000, or NIS 15,585 per member of the class (comprised of 44,000 consumers). In addition, the applicant sought from the Court the appointment of a representative attorney for him and the class, as the application for approval was filed without one.

The Companies have taken the position in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class.

With respect to the cause of restrictive arrangement, the Companies argue:

(a)	The applicant did not prove the elements of a restrictive arrangement in accordance with the Economic Competition Law: “do business among people”, “may prevent or reduce competition in business”, the arrangement relates to “the amount of assets or services in the business, their quality or type”.

(b)	There was no arrangement between the Companies in any matter, especially regarding how to mark the packaging of medical cannabis products.

(c)	The restrictive arrangement (which the Companies denied) is minor and does not affect competition between companies.

With respect to the cause of discrimination, the Companies argue:

(a)	The applicant did not prove the elements of the provisions of section 19f(a)(3) of the Disabilities Act: Each cannabis consumer is “substantially restricted in its function in one or more areas of life.” It is not self-evident that each consumer’s function is substantially limited. In any case, this element requires an individual investigation of each consumer, an investigation which is out of place in a class action procedure.

(b)	The applicant did not prove the elements of the provisions of section 19f(a)(3) of the Disabilities Act: “The product is provided in conditions that fall below those where it is normally provided”. If, as the applicant claims, all products are provided under the same conditions (which he argues are defective) then there are no conditions that fall below other conditions. The conditions are the same for any group of people, regardless of disability.

A final issue raised by the Companies concerns the way in which the Motion was submitted. A condition for approval of the Motion is that the class be represented in an adequate and good faith manner. In the absence of a representative attorney, this condition cannot be examined. Therefore, the Motion does not meet the conditions for its approval. Although the applicant asks the Court to appoint him and the class a representative attorney, this is not usual practice. The Court may order a replacement of a representative attorney or addition of a representative, but the appointment of a representative attorney, which was not there in the first place, is extremely unusual. In particular, the question arises as to how it can be said that the group is adequately represented when it was not originally filed by an attorney who examined and prepared the Motion.

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

On June 21, 2022, the Company responded to the request for amendment. On September 12, 2022, the court partially granted the request for amendment, and ordered the applicant to submit an amended request for approval, after which the Company’s response to the amended request for approval will be submitted. The court ruled that the first amendment was concerned with clarification and refinement only, and therefore granted the request in connection with it. On the other hand, the court rejected the request for amendment with regard to add grounds and an expert opinion and stated that the applicant wishes to add grounds that were not asserted in the motion, and that he was able to add them already at the submission stage The motion. The court added and determined that there is no reason to grant the request to add the grounds and the expert opinion, in view of the delay and bad faith in the proceedings that stuck to the applicant; that granted to that amendment would harm the deliberative rights of the respondents; and that the granted for this amendment means a new motion for approval based on new grounds.

On November 27, 2022, the applicant submitted the amended application for approval of the motion, and the Company had until February 8, 2023 to provide its response.

On February 8, 2023, the Company submitted its response to the Application for approval of a class action. The Company argued that the IMCA clarification from April 2020 is a declarative clarification that meant to clarify its previous instructions regarding the method that the Company should mark the concentration of active ingredients in their products. On March 16, 2023, the Company submitted its deposition. On April 20, 2023, the Company submitted a request to delete new evidence and clauses from the applicant response. On April 27, 2023, a preliminary hearing was held, and an evidentiary hearing was scheduled for October 22, 2023, and November 5, 2023.

In view of the arguments raised in the Motion and the possible defenses and given the very early stage in which the procedure is at, the chances of approval of the Motion cannot be assessed. In any case, the Company is not able to assess the chances of the claim being ultimately accepted, to the extent that the Motion is approved.

Class Action - T.Z. 25114-04-23

On April 23, 2023 an application for approval of a class action in Israel was filed against twenty-six defendants, among them the leading cannabis groups in Israel, including the Company and three of its subsidiaries. The subject of the application is the alleged claim that the defendants are in violation of the advertising prohibitions included in the Israeli regulation overseeing medical cannabis in Israel. The Company is currently considering the application and its likelihood of acceptance.

Supreme Court of Justice 2335/19

On October 6, 2019 the Company received a decision regarding a petition that was filed against the MOH concerning the new regulatory framework of the cannabis market. The petition, filed by an organized group of patients, asks that the Court:

(a)	require the MOH to immediately suspend the implementation of the new regulation that disproportionately harms the medical cannabis patients;

(b)	declare that the implementation of the new regulation, as currently drafted, would constitute a violation of constitutional rights of the medical cannabis patients;

(c)	require the MOH to amend the flaws of the new regulation, prior to becoming effective; and

(d)	order the MOH to establish new regulations regarding labeling and use of pesticides.

The Company has been attached to the proceedings as a respondent, and filed its response to the petition on November 12, 2019. The decision extended the validity of patient licenses until the earliest of March 31, 2020 or 10 days after the date the MOH comes to a conclusion regarding the price control of medical cannabis products (the “Interim Injunction”).

On December 5, 2020, the Court clarified that the October 6, 2019 Interim Injunction imposes a duty on the MOH, Ministry of Agriculture and on the medical cannabis manufacturing and supply companies to continue to supply medical cannabis to license holders whose licenses expire on July 31, 2019 until the date the injunction expires, on the terms and prices that were customary under the “old regulation”.

On December 13, 2019, the Company (together with Focus Medical Herbs Ltd., which subsequently withdrew from the application) filed an urgent request for instructions and to hold an urgent hearing regarding the implementation of the decision from October 6, 2019.

On March 8, 2020, the Court decided to extend, the validity of the Interim Injunction, so that the medical cannabis use licenses, which were previously extended under the injunction, would continue to be valid until May 15, 2020 or ten days after the Prices Committee’s decision on the matter before it, whichever comes first, or until another Court decision.

The Court also decided that, to the extent required, license holders would be subject to medical surveillance by the attending physician, details of which would be included in the patient’s existing medical cannabis use license.

On, May 4, 2020 the Court decided that the petitioner and the other interested parties would be required to submit their response to a request to further extend the injunction. On May 7, 2020, the Company (together with Respondents 3, 10, 117 and 12) submitted its response in which it agreed to the request to extend the date. However, the Company objected to extending the validity of the Interim Injunction beyond the prescribed date.

On March 25, 2021, the respondents represented by the State Attorney’s Office filed a notice stating that the Prices Committee had come to a decision against imposing price controls on medical cannabis products. However, the Prices Committee announced that it will issue an RFI to the corporations engaged in the medical cannabis market and assess the market every six months. The respondents represented by the State Attorney’s Office believe that the appeal should be rejected and the Interim Injunction should be canceled.

Following a request submitted by the petitioner, on November 25, 2021 the Court determined that the Interim Injunction would extend until March 1, 2022.

On November 1, 2021 the Medical Cannabis Association filed a motion for a further hearing regarding the Court ruling on 2335/19. The petitioner also submitted a request for an exemption from the obligation to pay a fee or deposit.

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

Class Action 56441-05-20 (Tel Aviv District) Shenhav Industries Ltd. v. Intercure Ltd.

In May 2020, an application to approve a class action lawsuit against Intercure and its officers was filed with the Tel-Aviv district court. The main claim of the applicant was that Intercure violated its obligations regarding reports to the public, in according with the Israeli Securities Law and its regulations, regarding material events and developments with material implications for the value of its holding in Regina Pharma Ltd. The plaintiff alleges that the non-disclosure of the information amounts to a breach of the duty of disclosure by Intercure and its officers. According to the application, the shareholders of Intercure were misled and the suffered personal damages in the amount 88 million NIS.

Intercure’s position is that the disclosure made about Regina Pharma Ltd. did not breach Israeli Securities Laws for a number of reasons, including the fact that it was made when the company had sufficient information to ensure that the disclosure is appropriate. In January 2021, a preliminary hearing was held in which the court proposed the parties turn to an expert who would examine the issue of the claim to damages. The proceeding is ongoing. Request for dismissal of the lawsuit was denied and, according to the court’s decision of March 8, 2021, the court will appoint an expert unless the parties decide on one. The expert provided the parties with his legal opinion on July 11, 2021. Following the Company’s response to the expert’s legal opinion, the expert revised the maximum damages to 264,797 NIS. A court hearing was held following the expert’s opinion, during which the expert was questioned about his opinion, among other things. Following the discussion of evidence and the expert’s investigation, contacts were established between the parties. On December 2, 2022, the Tel Aviv District Court approved a consent motion to withdraw the class action, without any payment to the plaintiff from the Company.

Procedure No.: Civil lawsuit (Shalom Kfar-saba) 18673-12-20, Natalie Buskila v. Canndoc.

A lawsuit was filed with the Magistrate Court of Kfar Saba on December 8, 2020 against Canndoc, claiming damages of 2,271,310 NIS. The plaintiff claims that Canndoc fundamentally breached a cooperation agreement between the parties. The allegations are that Canndoc was to purchase from the plaintiff goods weighing 386.5kg, the value of which according to the agreement was approximately 2,241,700 NIS (including VAT). The plaintiff also requested additional remedies for alleged breach of Canndoc’s contractual obligation to provide the plaintiff with seedlings. Canndoc’s position is that the agreement was breached by the plaintiff who did not comply with Canndoc’s guidelines, as required by the agreement, and therefore the product was deficient. The parties to the lawsuit were sent to mediation. Mediation efforts were unsuccessful and the parties returned to court. On July 12, 2022, and after assessing all damages Canndoc sustained due to Buskila’s non-compliance with the agreement, Canndoc filed a counterclaim against Buskila claiming damages of 7,360,867 NIS. As part of the counterclaim, Canndoc asserts that Buskila must compensate it for damages caused by, among others, loss of profits, work performed on the goods and Infringement of proprietary rights. In response to the counterclaim, Buskila submitted a statement of defense on November 20, 2022.

A preliminary hearing was held on December 5, 2022, and the court decided to refer the parties to another mediation attempt to conclude both proceedings. After the mediation meeting failed, the parties returned to court. On March 29, 2023, an evidentiary hearing took place, at which each party’s witnesses were cross-examined.

As a result of discussions that took place between the parties recently, the parties agreed to return to mediation, in order to conclude the disputes in a mediation settlement. The court was informed of the mediation efforts.

Insolvency 57752-07-22 Regarding Cantek Group.

On July 27, 2022 Cantek Group companies (the “Cantek Group”) filed a request for a debt settlement with their creditors, and for a stay of proceedings order in accordance with the Insolvency and Economic Rehabilitation Law, all as a result of large debts accumulated by the Cantek Group.

On July 31, 2022, the court issued a stay of proceedings order against the Cantek Group and appointed a settlement manager to assist in settling the debts of the Cantek Group. Intercure and Canndoc filed a debt claim against the Cantek Group in September 2022 totaling 3,501,659 NIS, which is secured by a permanent first-degree lien on one of Cantek Group’s rights on the property pledged to Intercure for the payment of a debt owed to Intercure.

A creditors gathering headed by the settlement manager of the Cantek Group was held on November 16, 2022 to approve a debt settlement that had been proposed by the Cantek Group itself, but Intercure objected to the proposed settlement, as it treated the creditors of the Cantek Group the same, disregarding the different entities within the Cantek Group, its different creditors and their securities. The proposed settlement would have adversely affected Intercure’s status due to Intercure’s opposition to the proposed settlement, the debt settlement was not passed by the required majority.

Upon the failure of the settlement, negotiations between the settlement manager and Intercure were conducted, and it was agreed that the assets of one of the Cantek Group companies of which Intercure is a creditor will be used by the creditors of that company only, rather than creating a single economic entity.

Civil Claim 32573-02-23 Intercure Ltd. & Canndoc Ltd. vs. Cann Pharmaceutical Ltd.

On February 14, 2023, the Company filed a statement of claim (“SoC”) against Cann Pharmaceutical Ltd. (“Cann”) with the Tel-Aviv Magistrate Court.

In the SoC, the Company argues that Cann owes the Company NIS 7,875,189 due to written agreements and commitments made by the parties that Cann violated. As part of the SOC, remedies are sought in relation to, inter alia, loans that the Company provided to Cann as well as cultivation services that the Company provided to Cann. The deadline for filing Cann’s Statement of Defense is May 23, 2023.

Civil Claim 12895-03-23 Geffen Residence & Renewal Ltd. (former: Kanomed Medical Cannabis Industries Ltd.) vs. Intercure Ltd.

A statement of claim (“SoC”) was filed by Geffen Residence & Renewal (“Geffen”) with the Tel-Aviv district court on March 6, 2023. In the SoC, Geffen argues that the Company fundamentally breached the purchase agreement signed by the Parties in 2021 (“the Agreement”). It is alleged that Intercure has failed to pay Geffen the full consideration for the assets received from Geffen under the agreement. The position of Intercure is that the agreement was breached by Geffen after it gave Intercure false representations under the agreement and did not meet the closing condition that was stipulated in the contract. Intercure will exhaust all its rights in order to recover damages suffered under the agreement. The deadline for Intercure to file its Statement of Defense and counterclaim is May 14, 2023.

Insolvency 20879-04-23 Regarding Umana Pharmacies

On April 16, 2023, Intercure filed a request for an order to initiate proceedings against Umana Pharmacies (“Umana”) in light of a debt of approximately NIS 8,000,000 plus interest, in accordance with the loan agreement dated July 7, 2023, that was signed between Intercure and Umana. The request was submitted to the Haifa district court.

On April 17, 2023, the court issued its decision, setting a hearing for July 2, 2023, on the request for an order to open the proceedings, as well as deadlines for responses by the parties.

Civil Claim 42833-04-23 Cannolam Ltd and Cannolam Retail Ltd. vs. Intercure Ltd

A lawsuit was filed on April 24, 2023, by the companies Cannolam Ltd. and Cannolam Retail Ltd. (together, the “Plaintiffs”) against Intercure itself and against four other defendants, Pharmazone Pharmacy Ltd., Canndoc Ltd., Doron pharmacy Ltd., and Ahuza Pharmacy D.Y. Ltd.

The Plaintiffs sought financial relief in the amount of NIS 5,440,000 (for fee purposes), as well as a number of declaratory and financial reliefs against the defendants.

Intercure has many arguments in opposition to the Plaintiffs’ claim, and Intercure is committed to vigorously defend its interests and taking all legal steps available to it.

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

Our Ordinary Shares are currently listed and traded on three stock exchanges. First, since 2018 our Ordinary Shares have been trading on the TASE under the symbol “INCR.” Second, our Ordinary Shares are also listed and posted for trading on the TSX under the symbol “INCR.U.” Lastly, on September 1, 2021, our Ordinary Shares commenced trading on the Nasdaq Global Market under the ticker symbol “INCR,” while they continued to trade on the TASE and the TSX.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our Ordinary Shares are currently listed and traded on three exchanges. First, since 2018 our Ordinary Shares have been trading on the TASE under the symbol “INCR.” Second, our Ordinary Shares are also listed and posted for trading on the TSX under the symbol “INCR.U.” Lastly, on September 1, 2021, our Ordinary Shares commenced trading on the Nasdaq Global Market under the ticker symbol “INCR,” while they continued to trade on the TASE and the TSX.

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

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the ordinary shares of the Company.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”), grants several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income deriving from defense loans, and is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production (and several other activities listed in the said law, and are associated with industrial production).

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

Law for the Encouragement of Capital Investments, 5719-1959

Tax Benefits for Income from Preferred Enterprise

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), currently provides certain tax benefits for income generated by “Preferred Companies” from their “Preferred Enterprises.” The definition of a Preferred Company includes, inter alia, a company incorporated in Israel and that is not wholly owned by a governmental entity, which:

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

Tax Benefits for Income from Preferred Technology Enterprise

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and entered into effect as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides additional tax benefits to Preferred Companies for “Technology Enterprises,” as described below, and is in addition to the Preferred Enterprise regime provided under the Investment Law.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984) (“Innovation Law”), and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties of 3% to 6% on income generated from products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. In July 2017, new regulations came into force. According to the new regulations, the royalties range between 1.3-5% depending on the company’s size and sector. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel or license to use it was granted to a foreign entity.

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

Israeli Residents

Generally, as of January 1, 2012 and thereafter, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” (SSH) at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., 23% for the tax year 2018 and thereafter) on real capital gains derived from the sale of listed shares.

As of January 1, 2023, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 698,280 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 698,280 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the provisions of the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), capital gains arising from the sale, exchange or disposition of our ordinary shares by (i) a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, (ii) who holds the shares as a capital asset, and (iii) who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange, or disposition, subject to particular conditions; (ii) the capital gains from such sale, exchange, or disposition are attributable to a permanent establishment in Israel; or (iii) such person is an individual and was present in Israel for 183 days or more during the relevant tax year. In such case, the capital gain arising from the sale, exchange, or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange, or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

As of January 1, 2023, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 698,280 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS NIS 698,280 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Distributions

Subject to the PFIC, rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

Dividends paid to a non-corporate U.S. holder on shares will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) (i) the U.S.-Canada income tax treaty (the “Treaty”), is a qualified treaty and we are eligible for benefits under the Treaty or (ii) our ordinary shares are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules. If the Company is a PFIC, any dividends paid to a noncorporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.” In the case of a corporate U.S. holder, dividends on shares are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurance that we or any of our subsidiaries will not be classified as a PFIC until the close of the current taxable year or for any future taxable year.

U.S. Information Reporting and Back-up Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Back-up withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from back-up withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service (the “IRS”), Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and back-up withholding rules.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The Company continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitation in all control systems, management cautions that ICFR will not prevent or detect all misstatements due to error or fraud.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2022 and 2021. The following table provides information regarding fees paid by us to Somekh Chaikin for all services, including audit services, for the years ended December 31, 2022 and 2021:

for all services, including audit services, for the years ended December 31, 2022 and 2021:

	2022		2021
(NIS in thousands)
Audit fees (1)	NIS	1,200	NIS	1,130
Tax fees		-		-
All other fees		-		-

Total	NIS	1,200	NIS	1,130

(1)	The audit fees for the years ended December 31, 2022 and 2021 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

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

Not Applicable.

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

We intend to rely on this “home country practice exemption” with respect to the following Nasdaq Listing Rules:

●	Quorum requirements. As permitted under the Companies Law pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 20% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of participating shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules.

●	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make its annual reports available to shareholders in one of a number of specific manners, Israeli law does not require that we distribute annual reports, including our financial statements. As such, the generally accepted business practice in Israel is to distribute such reports to shareholders through a public regulated distribution website. In addition to making such reports available on a public regulated distribution website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors, and shareholders are all required; (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the by the company’s shareholders Special Majority (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the approval by the company’s shareholders Special Majority (d) approval of transactions with Company’s Chief Executive Officer with respect to his or hers compensation, whether in accordance with the approved compensation policy of the Company or not in accordance with the approved compensation policy of the Company, or transactions with officers of the Company not in accordance with the approved compensation policy; and (e) approval of the compensation policy of the Company for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2022

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Intercure Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercure Ltd. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2021.

Tel-Aviv, Israel
March 31 2023

- - - - - - - - - - - -

Intercure Ltd.

Consolidated Statements of Financial Position

		As of December 31
		2022	2021
		NIS in thousands
Current assets
Cash and cash equivalents	4	232,589	196,217
Restricted cash		13,907	21,083
Trade receivables, net	11A	36,919	17,407
Other receivables	11B	97,375	33,244
Inventory	5	120,133	62,313
Biological assets	6	6,365	5,566
Financial assets measured at fair value through profit or loss	7	205	330

		507,493	336,160

Non-current assets
Property, plant and equipment and right-of-use asset	9	103,133	86,509
Goodwill	8	284,181	*268,291
Investment in associate and loan	8	40,000	-
Deferred tax assets	15	20,635	3,020
Financial assets measured at fair value through profit or loss	10	2,565	2,565

		450,514	360,385

Total assets		958,007	696,545

* Immaterial adjustment of comparative data, see Note 2 (W)

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Financial Position

		As of December 31
		2022	2021
		NIS in thousands
Current liabilities
Short term loans and current maturities		126,935	70,559
Trade payables		126,067	64,474
Other payables	11C	48,397	41,050
Contingent consideration		10,230	15,780
Short term loans from non-controlling interest	8C,13B	1,090	1,722

		312,719	193,585

Non-current liabilities
Long term loans	13	99,684	11,877
Liabilities in respect of employee benefits		1,025	224
Loan from related party	13B	-	76
Lease liability	14	23,102	21,371

		123,811	33,548

Total liabilities		436,530	227,133

Equity	17
Share capital, premium and other reserves		632,025	623,567
Capital reserve for transactions with controlling shareholder		2,388	2,388
Receipts on account of shares		8,541	8,541
Accumulated losses		(141,649)	(186,468)

Equity attributable to owners of the Company		501,305	448,028

Non-controlling interests		20,172	21,384	*

Total equity		521,477	469,412

Total equity and liabilities		958,007	696,545

*	Immaterial adjustment of comparative data, see Note 2 (W)

Approval Date of the Financial Statements	Ehud Barak Chairman of the Board	Alex Rabinovitch CEO	Amos Cohen CFO

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the year ended December 31
		2022	2021	2020
	Note	NIS in thousands (excluding data regarding loss per share)
Revenue		388,684	219,677	65,035
Cost of revenue before fair value adjustments	18	229,727	123,688	34,649

Gross income before impact of changes in fair value		158,957	95,989	30,386

Unrealized changes to fair value adjustments of biological assets	6	13,054	6,574	3,202
Loss from fair value changes realized in the current year		16,928	11,432	1,613

Gross profit		155,083	91,131	31,975

Research and development expenses		632	1,235	1,576
General and administrative expenses	18	36,082	27,206	8,593
Sales and marketing expenses	18	56,533	23,214	8,440
Other expenses, net		2,128	2,971	4,563
Changes in the fair value of financial assets through profit or loss, net	7,10	174	1,868	37,195
Share based payments	17	8,907	6,452	10,008

Operating profit (loss)		50,627	28,185	(38,400)

Financing income	19	8,170	130	620
Financing expenses	20	14,955	9,581	528

Financing expenses (income), net		6,785	9,451	(92)

Profit (loss) before taxes on income		43,842	18,734	(38,308)

Tax (expense) benefit	15	(93)	(11,441)	2,268
Total comprehensive profit (loss) for the year		43,749	7,293	(36,040)

Attribution of net profit (loss) for the year:
To the Company’s shareholders		44,819	4,690	(37,231)
To non-controlling interests		(1,070)	2,603	1,191
Total		43,749	7,293	(36,040)

Earnings (Loss) per share
Basic earnings (loss)		0.99	0.12	(1.42)
Diluted earnings (loss)		0.99	0.11	(1.42)

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2022	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

Profit for the year	-	-	-	44,819	44,819	(1,070)	43,749
Acquisitions of subsidiaries	-	-	-	-	-	(142)	(142)
Settlement in cash of an obligation to issue shares	(449)	-	-	-	(449)	-	(449)
Share-based payment (Note 17U)	8,907	-	-	-	8,907	-	8,907

As of December 31, 2022	632,025	2,388	8,541	(141,649)	501,305	20,172	521,477

As of January 1, 2021	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

Profit for the year	-	-	-	4,690	4,690	2,603	7,293
Exercise of share options (Note 17J,L,M)	10,974	-	(2,476)	-	8,498	-	8,498
Issuance of shares, net (Note 17I)	136,506	-	-	-	136,506	-	136,506
Issuance of shares in respect with acquisitions (Note 17N)	17,376	-	-	-	17,376	1,178	18,554
Share-based payment (Note 17U)	6,452	-	-	-	6,452	-	6,452

As of December 31, 2021	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2020	406,297	2,388	1,214	(153,927)	255,972	229	256,201

Loss for the year	-	-	-	(37,231)	(37,231)	1,191	(36,040)
Exercise of share options (Note 17C-D)	833	-	-	-	833	-	833
Issuance of shares for the acquisition of Canndoc (Note 8)	6,904	-	-	-	6,904	15,655	22,559
Issuance of shares, net (Note 17E)	28,217	-	9,803	-	38,020	-	38,020
Share-based payment (Note 17U)	10,008	-	-	-	10,008	528	10,536

As of December 31, 2020	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Cash Flow

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Cash flows from operating activities

Profit (Loss) for the year	43,749	7,293	(36,040)
Taxes paid	(7,971)	(11,796)	-
Adjustments required to present cash flows from operating activities (A)	15,489	34,638	43,936

Net cash provided by operating activities	51,267	30,135	7,896

Cash flows from investing activities

Purchase of property, plant and equipment	(19,742)	(14,028)	(20,841)
Loans granted (Note 11B)	(95,226)	(7,342)	(1,643)
Decrease (increase) in restricted cash	7,404	(20,000)	(40)
Payment of deferred consideration for acquisitions	(9,876)	-	-
Acquisition of Subsidiaries, net of cash acquired (Note 8)	1,560	(19,094)	387
Loan to associate (Note 8)	(20,000)	-	-
Settlement of obligation to issue shares	(449)	-	-
Investment in assets measured at fair value through profit or loss	-	(1,246)	(626)
Payments of contingent consideration	(6,168)	(3,500)	-

Net cash used in investing activities	(142,497)	(65,210)	(22,763)

Cash flows from financing activities

Proceeds from issuance of shares as part of private issuance, net	-	128,730	38,020
Exercise of share options (Note 17)	-	8,498	833
Lease payments	(3,883)	(2,574)	(576)
Receipt of loans from banks	263,474	75,458	665
Repayment of loans from banks	(120,521)	(3,416)	-
Receipt of loan to related party and controlling shareholder	-	-	134
Repayment of loan from related party and controlling shareholder	(1,340)	(3,640)	(13,787)
Interest paid	(17,284)	(5,116) *	(93) *

Net cash provided by financing activities	120,446	197,940	25,196

Increase in cash and cash equivalents	29,216	162,865	10,329
Exchange differences in respect of balances of cash and cash equivalents	7,156	(4,536)	221
Balance of cash and cash equivalents at beginning of year	196,217	37,888	27,338

Balance of cash and cash equivalents at end of year	232,589	196,217	37,888

*	Reclassified due to change in accounting policy, see Note 2(V).

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Cash Flow

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the Consolidated Statements of Profit or Loss and Other Comprehensive Income:

Depreciation	11,699	7,393	3,253
Share-based payment (Note 17U)	8,907	6,452	10,008
Changes in the fair value of financial assets through profit or loss, net	172	1,868	37,195
Finance expenses (income), net	6,785	9,451	(92)
Remeasurement of contingent consideration	(9,567)	-	-
Tax expense (benefit)	93	11,441	(2,268)
Change in liabilities in respect of employee benefits, net	418	(314)	(39)
	18,507	36,291	48,057
Changes in assets and liabilities items:

Decrease (increase) in trade receivables	(18,286)	8,391	(9,608)
Decrease (increase) in other receivables	35,035	(4,338)	5,139
Increase in inventory	(75,189)	(15,475)	(14,167)
Increase in biological assets	(799)	(2,413)	(2,008)
Increase in trade payables	57,033	2,787	12,269
Increase (decrease) in other payables	(812)	9,395	4,254
	(3,018)	(1,653)	(4,121)

	15,489	34,638	43,936

B) Material non-cash activities
Acquisition of subsidiary, net of cash against share issuance (Note 8)	-	17,376	6,904
Investment in associate(Note 8)	20,000	-	-

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Cash Flow

C) Aggregate cash flows derived for the Company as a result of acquisitions (Note 8):

	2022	2021	2020
	NIS in thousands
Trade and other receivables	(1,936)	20,927	1,790
Inventory and biological assets	(2,631)	22,788	237
Property, plant, equipment and right-of-use asset	(1,934)	6,268	3,204
Trade and other payables	7,907	(51,053)	(1,862)
Short term loan	4,286	(4,265)	(1,296)
Short term loan to related parties	(2,598)	(5,119)	-
Lease liability	-	(2,650)	(2,039)
Goodwill	(15,882)	68,005	22,138
Issuance of shares	-	(17,376)	(6,904)
Non-controlling interests	(142)	9,043	(15,655)
Contingent consideration	10,185	(18,668)	-
Deferred consideration	4,352	(9,862)	-
Deferred tax assets (liabilities)	-	1,056	-
Financial assets measured at fair value through profit or loss	(47)	-	-
Total acquisition of subsidiary, net of cash	1,560	(19,094)	(387)

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange, Toronto Stock Exchange and Nasdaq, domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector mainly through its holdings of the entirely issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), the entirely issued and paid-up capital of Pharmazone Ltd. (hereinafter: “Pharmazone”) and through its 50.1% stake in the issued and paid-in capital of Cannolam Ltd, The Company also has additional holdings in the biomed sector.

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

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General (Cont.)

Other Holdings:

During 2022, the Company engaged in a series of agreements for the acquisition or opening of 6 pharmacies. See also Note (8).

Investments in the biomed sector:

The Company invested in three companies in the biomed sector: Regenera Pharma Ltd. (hereinafter: “Regenera”), F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd., hereinafter: “Fore”) and Cavnox Ltd. (hereinafter: “Cavnox”). For additional details regarding investments in the biomed sector, see Note 10.

B.	Other Significant Events During the Reporting Period

1.	On January 3, 2021, the Company engaged in a merger agreement (hereinafter: the “Prior Agreement”) with Subversive Real Estate Acquisition REIT LP, a third party unrelated to the Company and/or to its controlling shareholders, which is listed on the Canadian stock exchange NEO (NEO:SVX.U). On February 9, 2021, the parties engaged in an amended and definitive agreement with Subversive Real Estate Acquisition REIT LP (formerly Subversive Real Estate Acquisition REIT LP) (“SVX”) a special purpose acquisition company (SPAC), pursuant to which the Company, through a wholly-owned subsidiary, will acquire all of the outstanding limited partnership units of SVX in exchange for the issuance of the company ordinary shares by way of a plan of arrangement (the “SPAC Transaction”).

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

Total funds raised from the SPAC Transaction, after redemptions, and the private placement equaled approximately NIS 182 million (not including transaction costs) NIS 8.4 million of those still needs to be received and currently presented in other receivables, see also Note 11B.

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

2.	On February 16, 2022, the Company engaged in an agreement with Cann Pharmaceutical Ltd. (“Better”), an Israeli medical cannabis multi-national operator known as “Better” to acquire 100% of Better’s shares, which includes “Better’s” unique strains, cultivation site, intellectual property, and commercial operations in Israel as well its international activities, For a purchase price of USD 35 million to be paid with Intercure’s shares at the valuation of USD 10 per share. Regarding the termination of the agreement, see Note 16E.

3.	On March 1, 2022, the company signed a definitive agreement (hereinafter: “Agreement”) with Altman Health LP (“Altman Health”), the market leader of OTC and nutritional supplements in over 1,700 points of sale, including all major pharmacies across Israel. A new company will be formed that will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement On February 28, 2022, that CBD will be removed from the Dangerous Drugs Act.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General (Cont.)

C.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
NIS		New Israeli shekel.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Subsidiaries and companies, including a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, on the equity basis.

Note 2 - Significant Accounting Policies

Framework for preparation of the financial statements

The accounting policy described below was applied in the financial statements consistently, in all of the presented periods, unless specified otherwise.

A.	Presentation basis of the financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

The Company’s financial statements are prepared on a historical cost basis, except for financial and biological assets measured at fair value through profit or loss and contingent consideration.

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

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

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

(5)	Investment in associates and joint ventures (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. There is a rebuttable presumption that significant influence exists when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement. Associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost.

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

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Allocation of goodwill to cash generating units

Subject to an operating segment ceiling test (before the aggregation of similar segments), for the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. When goodwill is not monitored for internal reporting purposes, it is allocated to operating segments (before the aggregation of similar segments) and not to a cash-generating unit (or group of cash- generating units) lower in level than an operating segment.

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

The Company distinguishes between two situations involving recognition of a loss provision.

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

In case the change is immaterial, the Company updates the amount of the liability, by discounting the new cash flows using the original effective interest rate, while the differences are carried to the statement of loss and comprehensive loss.

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

All assets and liabilities which are measured at fair value, or whose fair value was disclosed, are divided into categories in the fair value hierarchy, based on the lowest level of inputs which is significant to the measurement of fair value in its entirety:

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Level 1:	Quoted prices (without adjustments) in an active market of identical assets and liabilities.
Level 2:	Inputs which are not quoted prices which are included in level 1, which are directly or indirectly observable.
Level 3:	Inputs which are not based on observable market data, as described in Note 6 - Biological Assets. Investments in financial assets measured at fair value through profit or loss (investments in companies in the biomed sector) are mostly performed using the OPM valuation technique (without using market data), as described in Note 10.

Q.	Share-based payment

Employees and other service providers of the Company are entitled to benefits in the form of the Group’s equity-settled share-based payment plans.

The cost of equity-settled transactions with employees is measured according to the fair value of the equity instrument on the grant date. The fair value is established using a generally accepted options pricing model.

The cost of equity-settled transactions is recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income along with the corresponding increase in equity over the period when the terms of performance and/or the service are fulfilled, and ends on the date when the relevant employees become entitled to the compensation (hereinafter: the “Vesting Period”). The cumulative expense which is recognized in respect of equity-settled transactions at the end of each reporting date until the vesting date reflects the rate of passage of the vesting period, and the Group’s best estimate of the number of equity instruments that will eventually vest. The expense or income in the statement of income reflects the change between the expense which accrued until the end of the reporting period, and that which accrued until the end of the previous period. When the Company makes changes to the terms of an equity-settled grant, an additional expense is recognized, beyond the original expense which was calculated in respect of the change, which increases the overall fair value of the compensation which is granted or which benefits the employee / other service provider, according to the fair value on the date of the change.

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

Operating segments are reported according to the same basis of internal reports that are regularly reviewed by the Company’s Chief Operating Decision Maker, who is responsible for allocating resource to the Company’s operating segments, and assessing their performance. The Company has two operating segments: 1. Investments in the medical cannabis sector; 2. Investments in portfolio companies in the biomed sector.

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

Earlier application is permitted.

Application of the Amendment did not have a material effect on the financial statements.

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

The Group is examining the effects of the Amendment on the financial statements with no plans for early adoption
Amendment to IAS 1, Presentation of Financial Statements: “Disclosure of Accounting Policies.”

According to the amendment companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed.

		The amendment is applicable for reporting periods beginning on or after January 1, 2023. Earlier application is permitted	Application of the Amendment did not have a material effect on the financial statements.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

V.	Change in accounting policy, IAS 7

In September 2022, the Company elected to change the method of accounting for classification of interest paid in the statement of cash flows under investing activities. The Company has retrospectively amended the statement of cash flows for periods ending at 31 December 2021, and 31 December 2020, in order to reflect the effects of changes in the accounting policy to comparative periods.

Before the change in accounting policy, the Company classified interest paid in the statement of cash flows under operating activities. The Company believes classification of interest paid under investing activities in the statement of cash flows provides more relevant information to the users of its financial statements as it reflects better the essence of interest paid during the Company’s normal course of business.

(1)	Effect of the classification on the statements of cash flows:

	Year ended December 31, 2021
		Effect of change	As presented in
	As presented	in accounting	these financial
	in the past	policy	statements
	NIS thousands	NIS thousands	NIS thousands
Profit for the period	7,293	-	7,293
Interest paid	(5,116)	5,116	-
Taxes on income paid	(11,796)	-	(11,796)
Adjustments required to present cash flows from operating activities (A)	34,638	-	34,638

Net cash provided by (used in) operating activities	25,019	5,116	30,135

Net cash provided by financing activities	203,056	(5,116)	197,940

	Year ended December 31, 2020
		Effect of change	As presented in
	As presented	in accounting	these financial
	in the past	policy	statements
	NIS thousands	NIS thousands	NIS thousands
Loss for the period	(36,040)	-	(36,040)
Interest paid	(93)	93	-
Taxes on income paid	-	-	-
Adjustments required to present cash flows from operating activities (A)	43,936	-	43,936

Net cash provided by (used in) operating activities	7,803	93	7,896

Net cash provided by financing activities	25,289	(93)	25,196

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

W.	Immaterial adjustment of comparative data

Subsequent to release of the Company’s annual consolidated financial statements as of December 31,2021 and prior to the release date of the interim condensed consolidated financial as of March 30, 2022, an error was discovered in the accounting treatment of Non-controlling interests.

The Company examined the materiality of the error that was discovered in its financial statements with respect to the relevant reporting periods, and after examining the quantitative and qualitative parameters it reached the conclusion that the aforesaid error has no effect on how the users of the consolidated financial statements make economic decisions and/or analyze the aforesaid financial statements. Therefore, the error is not a material error that requires issuing revised consolidated financial statements of the Group.

Presented hereunder are the effects of the correction, which was included in the comparative data in these financial statements by marking the corrected items with “immaterial adjustment”.

(1)	Effect of the correction on the statement of financial position

	December 31, 2021
			As presented in
	As presented	Effect of	these financial
	in the past	correction	statements
	NIS thousands	NIS thousands	NIS thousands
Goodwill	258,070	10,221	268,291
Non-controlling interests	11,163	10,221	21,384

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

Determination of the fair value of biological assets

The fair value of biological assets and the cost of inventory on the harvest date is determined based on the overall estimates of management (key assumptions - expected selling price according to the determined arrangements, completion and processing costs, percentage of mature plants), changes in assumptions used to measure fair value may affect the fair value of biological assets.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Estimates and Approximations: (Cont.)

Goodwill

For the purpose of determining whether impairment of goodwill has occurred, Company management estimates the value in use of cash-generating units to which goodwill has been allocated. For all the periods presented in these financial statements - The recoverable amount was estimated to be higher than the carrying amount of the unit, and no provision for impairment was required.

Note 4 - Cash and Cash Equivalents:

	December 31
	2022	2021
	NIS in thousands

Cash	192,351	193,214
Short term deposits	40,238	3,003
	232,589	196,217

The currencies in which balances of cash and cash equivalents are denominated, or to which they are linked, are:

	December 31
	2022	2021
	NIS in thousands

USD	17,302	72,497
NIS	215,287	123,720
Total cash and cash equivalents	232,589	196,217

Note 5 – Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	December 31
	2022	2021
	NIS in thousands
Finished goods	50,140	39,256
Goods in process and dried inflorescence	69,993	23,057
Total inventory	120,133	62,313

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Biological Assets:

(1)	Fair value hierarchy

The table hereunder presents the biological assets that are measured at fair value, using a valuation method according to the fair value levels.

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Biological Assets	-	-	6,365	6,365

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Biological Assets	-	-	5,566	5,566

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

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	2022	2021
	NIS in thousands
Balance as of January 1	5,566	3,153
Costs of growing medical cannabis plants	79,131	24,556
Change in fair value less selling costs	13,054	6,574
Transfer to inventory	(91,386)	(28,717)
Balance as of December 31	6,365	5,566

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Biological Assets (Cont.):

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumptions used:

	31/12/2022	31/12/2021
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	1.9	1.6
Estimated net selling price (NIS per gram) (2)	17.4	17.4
Estimated growing cycle length (in weeks) (3)	13	13
Estimated growing cycle completion rate (in percent) (4)	28%	29%
Proportion of plants which do not reach the harvesting stage (5)	3%	8%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(4)	By planting date vs. growing cycle length
(5)	According to the final product net weight

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	31/12/2022	31/12/2021
Average selling price	769	673
Proportion of oil products	18	50
Proportion of plants which do not reach the harvesting	(20)	(445)

Note 7 - Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

As of December 31, 2022 and as of December 31, 2021, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.70% of XTL’s issued and paid-up capital.

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

1.	Presented below is the fair value, as of the acquisition date, of the transferred consideration:

NIS in thousands

Issuance of 1,788,962 ordinary shares of the Company (A)	6,904
Rights to agricultural produce	10,200
Shareholder’s loan	(600)
Non-controlling interests	15,655
32,159

(A)	The fair value of the ordinary shares which were issued as part of the consideration of the business combination was determined based on the closing price of the Company’s stock on the Tel Aviv Stock Exchange on July 1, 2020.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

2.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	-
Less - acquired cash and cash equivalents	387
Total	387

3.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	387
Trade and other receivables	1,790
Rights to agricultural produce	10,200
Inventory	237
Property, plant and equipment and right-of-use asset	3,204
Financial liabilities	(2,462)
Loan from non-controlling interest	(1,296)
Lease liability	(2,039)
Total identifiable net assets	10,021

22,138

4.	Goodwill

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

5.	Non-controlling interests

The total sum of non-controlling interests in Cannolam Ltd. (49.9%) which was recognized on the acquisition date is NIS 15,655 thousand. The non-controlling interests were estimated based on their fair value.

6.	Impact of the acquisition on the Company’s results

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

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

B.	Subsidiaries - Other Acquisitions

Acquisitions in 2021

Details in respect of subsidiaries

A.	In January 2021, the Company engaged, through Cannolam, in an agreement to purchase pharmacies located in Ashdod and Herzliya.

B.	In March 2021, the Company acquired, through Cannolam, four pharmacies located in Dimona (51%), Tel Aviv (100%), Kfar Hasidim (100%) and Ashdod (51%).

C.	On May 18, 2021, the Company acquired 100% of “Pharmazone” trading house, “Doron” pharmacy and “Ahuza” pharmacy located in Raanana.

D.	On June 3, 2021, the Company acquired, through Cannolam, 51% of “Kineret” - pharmacy located in Kfar Saba.

E.	On July 6, 2021, the Company engaged in an agreement to purchase, through Cannolam, “Green-Zone” – pharmacy located in Yokneam.

F.	On July 6, 2021, the Company engaged in an agreement to purchase “Green-Log” - wholesaler located in Yokneam.

G.	On August 5, 2021, the Company engaged in an agreement to purchase “My Club” pharmacy located in Em Haderech.

H.	On August 8, 2021, the Company engaged in an agreement to purchase 51% of “Club Pharm Shely” pharmacy located in Binyamina.

I.	On August 11, 2021, the company engaged in an agreement to purchase 3 pharmacies (“Max Pharm Rishon”, “Max Pharm Holon” and another one in Petah Tikva) and consulting center from Cannomed Medical Cannabis Industries Ltd. All of the pharmacies acquired are licensed to sell medical cannabis. Petah Tikva pharmacy is in the process of getting licensed.

J.	On October 20, 2021, the company engaged in an agreement to purchase 51% of “Maayan Haim” pharmacy located in Bet Dagan which has a license to sell Medical cannabis.

Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

A.	Contingent consideration in business combination

See Note 2 on financial instruments regarding measurement of the fair value of contingent consideration in a business combination. The Group has recognized NIS 18,668 thousand of contingent considerations, of which NIS 9,613 thousand were regarded as provisional.

New information was obtained within one year from the acquisition date about facts and circumstances that had existed at the acquisition date. Therefore, the Company adjusted the relevant amounts that were recognized at the time of the acquisition. The adjustment did not have a material effect on the financial statements.

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

The cost of the business combination embedded payment in respect of the control premium for the acquisition of The Subsidiaries. Additionally, the consideration which was paid in the business combination included amounts associated with the expected benefits from synergy (collaboration), growth in revenue, and future developments in the Subsidiaries operating market. These benefits are not recognized separately from goodwill, since the future economic benefits which are expected to arise from them are not reliably measurable. All of the above led to the recognition of goodwill in the amount of NIS 67,690 thousand.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

The goodwill is attributable mainly to the skills and technical talent of the acquiree’s work force, and the synergies expected to be achieved from integrating the company into the group’s existing regular business.

F.	Non-controlling interests

The total sum of non-controlling interests in the Subsidiaries which was recognized on the acquisitions date is NIS 9,043 thousand. The non-controlling interests were measured based on their proportionate interest in the identifiable net assets and liabilities of the acquiree.

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

Acquisitions in 2022

Details in respect of subsidiaries

A.	On January 19, 2022, the Company engaged in an agreement to purchase 51% of “Orni” pharmacy located in Tel Aviv.
B.	On February 5, 2022, the Company engaged in an agreement to purchase 100% of “Maayan Haim” pharmacy located in Ashdod.
C.	On April 24, 2022, the Company engaged in an agreement to purchase 51% of “Amidar” pharmacy located in Naharia.
D.	On July 27, 2022, the Company engaged in an agreement to purchase 51% of “Refua Center” pharmacy located in Bnei Brak.
E.	In October 2022, the Company purchase 51% of “Amirim Pharm” pharmacy located in Hadera.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

A.	Contingent consideration in business combination

See Note 2 on financial instruments regarding measurement of the fair value of contingent consideration in a business combination. As of December 31, 2022 the Group has NIS10,185 thousand of contingent considerations.

If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the Group will retrospectively adjust the relevant amounts that were recognized at the time of the acquisition.

B.	Presented below is the fair value, as of the acquisitions dates, of the transferred consideration:

NIS in thousands
Consideration paid in cash	-
Deferred consideration in cash	4,352
Contingent consideration	10,185
Non-controlling interests	(142)
14,395

C.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	-
Less - acquired cash and cash equivalents	1,560

Total	1,560

D.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	1,560
Restricted cash	196
Financial assets measured at fair value through profit or loss	47
Trade and other receivables	1,936
Inventory	2,631
Property, plant and equipment and right-of-use asset	1,934
Goodwill	150
Overdraft	(1,170)
Current maturities	(75)
Trade and other payable	(7,524)
Financial liabilities	(3,237)
Loan to non-controlling interest	2,598
Liabilities in respect of employee benefits	(383)
Total identifiable net assets	(1,337)

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

E.	Goodwill

The cost of the business combination embedded payment in respect of the control premium for the acquisition of The Subsidiaries. Additionally, the consideration which was paid in the business combination included amounts associated with the expected benefits from synergy (collaboration), growth in revenue, and future developments in the Subsidiaries operating market. These benefits are not recognized separately from goodwill, since the future economic benefits which are expected to arise from them are not reliably measurable. All of the above led to the recognition of goodwill in the amount of NIS 15,882 thousand.

The goodwill is attributable mainly to the skills and technical talent of the acquiree’s work force, and the synergies expected to be achieved from integrating the company into the group’s existing regular business.

F.	Non-controlling interests

The total sum of non-controlling interests in the Subsidiaries which was recognized on the acquisitions date is NIS 142 thousand. The non-controlling interests were measured based on their proportionate interest in the identifiable net assets and liabilities of the acquiree.

G.	Impact of the acquisition on the Company’s results

Total revenue for the consolidation period ended December 31, 2022 includes approximately NIS 22,460 thousand which is attributable to the Subsidiaries acquired.

Additionally, total comprehensive profit for the consolidation period ended December 31, 2022 includes profit of approximately NIS 378 thousand which is attributable to Subsidiaries acquired.

Had the acquisition taken place at the beginning of the twelve-month period ended December 31, 2022, the total revenue of the acquired subsidiaries would have been NIS 34,876 thousand.

Acquisition-related costs

The group incurred acquisition-related costs of NIS 625 thousand related to legal fees and due diligence costs. These costs have been included in other expenses in the statement of income.

C.	Investment in associate

On December 19, 2022, the Company entered into a partnership agreement with Praetorian Global, Inc. the parent company of the cannabis brand, “Binske” to grant InterCure an exclusive right to cultivate, manufacture, market, and distribute Binske-branded products in major global pharmaceutical markets including Israel, Germany, Australia, UK and others. On December 30, 2022, the Company engaged in an agreement to with a Business partner to establish a 50/50 partnership in order to produce the Binske products, the agreement included an investment by each partner of up to NIS 40 million. The Company invested in the partnership by providing it inventory of NIS 20 million and it has also provided the partnership a loan of NIS 20 million. The loan bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.42% in 2022). The loan principal, plus the loan interest. The loan term is 7.5 years.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Property, Plant and Equipment and right of use assets:

2022

	Computers and office equipment	Right-of-use asset	Machinery and equipment	Buildings and greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2022	3,961	27,115	8,123	58,798	97,997
Acquisitions as part of business combination	165	-	22	1,747	1,934
Additions during the year	2,687	6,655	7,460	9,587	26,389
Balance as of December 31, 2022	6,813	33,770	15,605	70,132	126,320

Less accumulated depreciation
Balance as of January 1, 2022	729	3,146	1,358	6,255	11,488
Additions during the year	761	4,218	1,773	4,947	11,699
Balance as of December 31, 2022	1,490	7,364	3,131	11,202	23,187

Property, plant and equipment, net, as of December 31, 2022	5,323	26,406	12,474	58,930	103,133

2021

	Computers and office equipment	Right-of-use asset	Machinery and equipment	Buildings and greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2021	904	4,996	3,391	48,274	57,565
Acquisitions as part of business combination	1,230	2,660	341	2,036	6,267
Additions during the year	1,827	19,459	4,391	8,488	34,165
Balance as of December 31, 2021	3,961	27,115	8,123	58,798	97,997

Less accumulated depreciation
Balance as of January 1, 2021	160	869	527	2,539	4,095
Additions during the year	569	2,277	831	3,716	7,393
Balance as of December 31, 2021	729	3,146	1,358	6,255	11,488

Property, plant and equipment, net, as of December 31, 2021	3,232	23,969	6,765	52,543	86,509

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Investment in Assets Measured at Fair Value through Profit or Loss:

The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which are mostly performed using the OPM method.

	December 31
	2022	2021
	NIS in thousands
Fair value of the investment in Regenera (A)	-	-
Fair value of the investment in Fore (B)	1,600	1,600
Fair value of the investment in Cavnox (C)	965	965

	2,565	2,565

A.	Regenera Pharma Ltd (“Regenera”)

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

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Investment in Assets Measured at Fair Value through Profit or Loss: (Cont.)

B.	F.O.R.E Biotherapeutics Ltd. (“Fore”)

In 2015 the Company signed an investment agreement together with the PontifaVenture Capital and additional investors, for an investment in F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd.) (hereinafter: the “Agreement” and “Fore”).

Fore is developing an innovative technology which is intended to significantly improve the results of treatment of patients suffering from various types of cancer, using designated biological drugs (hereinafter: the “Product”).

In September 2020, a capital raising round of approximately USD 56 million was completed. The Company undertook to provide a total of approximately USD 500 thousand, in three milestones. As of December 31, 2021, and 2020 the Company has invested a total of approximately USD 88 and USD 181 thousand, respectively.

Following the raising, the Company’s stake in Fore as of December 31, 2021 was 0.72% and the total investment amounts to NIS 1,600 thousand.

In October 2022, Fore has initiated an investment round. If the Company chooses not to participate it will be diluted from 0.44% to 0.10% on a fully diluted basis.

As of December 31, 2022, the Company’s stake in Fore is approximately 0.52% of capital, undiluted (assuming conversion to ordinary shares), and approximately 0.44%, fully diluted.

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

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Receivables and Payables

A.	Trade receivables:

	December 31
	2022	2021
	NIS in thousands
Open accounts *	34,841	14,532
Credit cards receivable	3,725	3,788
Provision for discount	(753)	-
Provision for doubtful debts	(894)	(913)
	36,919	17,407

*	For additional information, please see Note 12A(2) regarding factoring.

B.	Other receivables:

	December 31
	2022	2021
	NIS in thousands
Institutions	6,384	2,535
Prepaid expenses	3,132	4,979
Prepayments to suppliers	1,212	8,140
Loans to non-related parties, net (A)	64,352	4,680
Receivables revenue	3,840	1,187
Related parties	16,087	-
Others	2,368	11,723
	97,375	33,244

(A) The balance as of December 31, 2022, is comprised mainly of debts and loans provided to non-related parties as part of mergers and acquisitions processes which did not materialize and were not completed, net of respective provision for impairment. Debts and loans of approximately NIS 46 million includes Better transaction (see Note 16E), SPAC transaction (see Note 1B(1)) and 3 additional transactions (uncompleted acquisition processes) which are in dispute. The Company examined the total debts and loans, including its collaterals, other guarantees and its legal stand and recorded a provision for an impairment in a total amount of NIS 12 million, see also other expenses in Note 18D. The balance also includes a loan in the amount of NIS 21 million provided to a business partner which will be repaid in four instalments during the next 12 months.

Balance before provision for impairment	76,081
Provision for impairment	(11,729)
Balance after provision for impairment	64,352

C.	Other payables:

	December 31
	2022	2021
	NIS in thousands
Accrued expenses	3,857	5,959
Institutions	21,236	*2,706
Payroll and related liabilities	6,732	*5,243
Deferred revenues	8,060	2,901
Short term Lease liability	4,349	3,307
Advanced payments	66	3,990
Deferred consideration due to acquisitions	4,080	9,862
Others	17	*7,082
	48,397	41,050

*	Reclassified

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Financial Instruments and Management of Financial Risks:

A.	Financial risk factors

The Company’s activity exposes it to various financial risks, such as market risks (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management plan focuses on activities to minimize possible negative effects on the Company’s financial performance.

1)	Market risks:

A.	Foreign currency risk

The carrying amounts of the Group’s financial assets and liabilities which are denominated in foreign currency are as follows:

	Assets		Liabilities
	As of December 31		As of December 31
	2022	2021	2022	2021
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands
Cash - USD	17,302	72,497	-	-
Investment in Fore - USD	1,600	1,600	-	-
Investment in Cavnox - USD	965	965	-	-
Other receivables - USD	2,899	7,464	-	-

B.	Price risk

The Company has invested in marketable shares listed on a stock exchange (XTL), which are classified as financial assets in respect of which the Group is exposed to risk due to volatility in the security’s price, which is determined based on market prices on the Stock Exchange. The balance of these investments in the financial statements as of December 31, 2022 is NIS 157 thousand.

2)	Credit risk

Cash and cash equivalents:

Credit risk arises in respect of cash and cash equivalents. The Company engaged with banking corporations which have been given minimum independent ratings of AA.

Customer debt:

The terms of customer credit are up to end of month + 90 days. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company evaluates provisions for doubtful debts on a case by case basis. The Company has a factoring agreement in respect of customer debt with a leading bank in Israel and other financing institutions. In accordance with the agreement, as of the reporting date, the Company assigned, through absolute assignment by way of sale, customer debt in the amount of approximately NIS 56 million with an estimate annual interest of 7%.

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

The following table presents the repayment periods of the Group’s financial liabilities, in accordance with their contractual terms, by undiscounted amounts (including payments in respect of interest):

As of December 31, 2022:

	Up to one year	One year or more	Total
	NIS in thousands

Credit from banking corporations **	126,935	99,684	226,619
Trade payables and other payables	174,463	-	174,463
Lease liability (1)	4,349	23,102	27,451
Short term loan from related party (Note 13B)	1,090	-	1,090
	306,837	122,786	429,623

As of December 31, 2021:

	Up to one year	One year or more	Total
	NIS in thousands

Credit from banking corporations **	70,561	11,877	82,436
Trade payables and other payables	102,217	-	102,217
Lease liability (1)	3,307	21,371	24,678
Short term loan from related party (Note 13B)	173	1,625	1,798
	176,258	34,872	211,129

**	The Company is in compliance with the required financial covenants. Therefore, the liabilities are presented under non-current liabilities

(1)	The company has lease agreements for the company’s offices in Herzliya and for the pharmacies located throughout Israel.

The term of the lease agreements ends between 2025 - 2036, depending on the location.

D.	Change in interest curves and inflation expectations

As from 2021 inflation rates in Israel and the world have been rising – in 2021 the rate of change in the Consumer Price Index in Israel increased, an increase that continued also in 2022. Along with the worldwide rise in prices, central banks around the world decided to raise interest rates with the aim of curbing rising prices. The changes in interest rates had some effect on items in the financial statements as the company has loans of NIS 227 million and rise in interest will increase the company’s finance expanses. The changes in Price Index in Israel had minor effect on items in the financial statements.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Financial Instruments and Management of Financial Risks: (Cont.)

B.	Disclosure of fair value

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	48	-	2,565	2,613
Investment in XTL stocks	157	-	-	157
Total assets	205	-	2,565	2,770

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	-	-	2,565	2,565
Investment in XTL stocks	330	-	-	330
Total assets	330	-	2,565	2,895

Financial assets

The Company has investments in investees measured at fair value through profit or loss.

The fair value of the investments in these investees as of December 31, 2022 amounted to a total of NIS 2,770 thousand, in accordance with a valuation which was received from an external valuator (level 3) or quoted marked price (level 1). For additional information see Note 10 above.

In accordance with the valuation of the investment, the fair value of shares was estimated according to the Monte Carlo method. This method is used to model the probability of different outcomes in a process that cannot easily be predicted due to the intervention of random variables.

For details regarding the fair value of the investment in XTL shares, see Note 7 above.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Financial Instruments and Management of Financial Risks: (Cont.)

Changes in financial instruments whose fair value measurement was classified at level 3:

	Financial assets measured at fair value through profit or loss in
	2022	2021
	NIS in thousands

Opening balance	2,565	3,141
Investment (sale) of assets measured at fair value through profit or loss	-	1,246
Loss which was recognized in the statement of income	-	(1,822)
Closing balance	2,565	2,565

C.	Sensitivity analysis to changes in market factors:

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

Impact of the USD
As of December 31
2022
NIS in thousands

Profit or loss	417

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

On December 23, 2015, the Company entered into an agreement with Mr. Alexander Rabinovitch, the Company’s controlling shareholder, under which Mr. Rabinovitch undertook to provide to the Company, independently or through a company under his control, a total amount of USD 1.25 million, as a loan or guarantee, according to the Company’s exclusive discretion. As part of the foregoing engagement and at the Company’s request, Mr. Rabinovitch provided to the Company loans in a total amount of USD 1.25 million in 2016 and 2017.

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

Following the acquisition of Canndoc and the appointment of Mr. Avner Barak as a director in the Company, a loan of Mr. Avner Barak to Canndoc in the amount of NIS 718 thousand was recorded in the Company’s financial statements. The loan principal bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.62% in 2020). The loan will be repaid in equal monthly installments (principal and interest) in the amount of NIS 15 thousand, until the final repayment in May 2023. The Group recognized a capital reserve in the amount of NIS 17 thousand in respect of the interest benefit. During the year, interest expenses were recorded in the Company’s financial statements in the amount of NIS 7 thousand in respect of this loan. The balance of the loan as of December 31, 2022 is NIS 76 thousand.

Cannolam and other acquisitions has a loan to shareholders that were as of the date of acquisition, the balance of the loan as of December 31, 2022 is NIS 1,014 thousand. The loan principal bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.42% in 2022).

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Lease liability:

Maturity analysis of the Group’s lease liabilities

December 31,
2022
NIS thousands
Less than one year	4,349
One to five years	13,273
More than five years	9,829

Total	27,451

Current maturities of lease liability	4,349

Long-term lease liability	23,102

Payments of lease liabilities	4,603

Amounts recognized in profit or loss

	2022	2021	2020
	NIS thousands	NIS thousands	NIS thousands
Interest expenses on lease liability	719	480	64
Variable lease payments not included in the measurement
of the lease liability	988	2,574	546

	1,707	3,054	610

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income:

A.	Tax rates applicable to the Company

The corporate tax rate has been 23% since 2018.

B.	Tax assessments

In accordance with the agreement with the tax authorities, the Company has tax assessments that are considered as final up to and including the tax year 2021.

C.	Carryforward tax losses and other temporary differences

The Company has business losses and capital losses for tax purposes which are carried forward to future years and which amount to, as of December 31, 2022, a total of approximately NIS 105,638 thousand.

D.	Deferred taxes

The Company recorded deferred tax in the amount of NIS 92,141 thousand in respect of the balance of carryforward loss.

(1) Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

Balance of deferred tax asset
(liability) as at January 1, 2022	3,020
Changes recognized in biological assets	(184)
Changes recognized in carryforward tax losses	17,678
Other changes	121

Balance of deferred tax asset
(liability) as at December 31, 2022	20,635

E.	Current taxes

The Company recorded a provision for current taxes in the amount of NIS 17,708 thousand.

F.	Taxes on income which are included in the statements of profit or loss.

For the year ended December 31

	2022	2021	2020
	NIS in thousands	NIS in thousands	NIS in thousands
Current tax expense	17,708	10,467	636
Deferred tax (income)	(17,615)	974	(2,904)

Total tax (benefit) expense	93	11,441	(2,268)

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income: (Cont.)

G.	A reconciliation between the theoretical tax on earnings before income and tax expenses for the year ended December 31

	2022	2021	2020
	NIS in thousands
Loss (Profit) before taxes on income	(43,842)	(18,734)	38,308
tax rate	23%	23%	23%

Total tax benefit (expense) at applicable tax rate	(10,084)	(4,309)	8,811
Nondeductible expenses	(2,999)	(419)	(8,555)
Nondeductible Share-based payment	(2,049)	(1,484)	(2,302)
Creation of deferred taxes for tax losses from previous years for which deferred taxes were not created in the past	12,837	(2,709)	(217)
Change in temporary differences for which deferred taxes are not recognized	(1,075)
Other permanent differences	3,277	(2,520)	(5)
Income tax benefit (expense)	(93)	(11,441)	2,268

Note 16 - Commitments, Charges and Contingent Liabilities

A.	Loan from the Company’s controlling shareholder

See Note 13 above.

B.	Engagements

1.	Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern Facility”). As of the reporting date, the northern facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the northern facility to a total area of approximately 16 dunams. The northern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. During the reporting period, Canndoc performed extension, upgrade and adjustment works on the northern facility, for the purpose of ensuring the northern facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries. The performance of the upgrade works was concluded in the fourth quarter of 2019; On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek. As of the publication date of the report, the suspensory conditions for the fulfillment of the agreement have not yet been met.

In Kibbutz Beit HaEmek, as of December 31, 2022 the Company had approximately NIS 10 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 7 million, with immaterial amount of liabilities that are directly attributed to the activity. During the reporting period the activity generated revenue of approximately NIS 4 million and generated a net income of approximately NIS 0 million (30% of these results is attributable to Kibbutz Beit HaEmek).

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

In Kibbutz Nir-Oz, as of December 31, 2022 the Company had approximately NIS 50 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 36 million, with immaterial amount of liabilities that are directly attributed to the activity.

During the reporting period the activity generated revenue of approximately NIS 30 million and generated a net income of approximately NIS 0 million (26% of these results is attributable to Kibbutz Nir-Oz).

3.	Pursuant to note 8B(I), Statement of claim was filed by Geffen Residence & Renewal (former: Cannomed Medical Cannabis Industries Ltd.) (“Geffen”) with the Tel-Aviv district court on March 6, 2023. According to Geffen, Intercure fundamentally breached the purchase agreement signed between the parties in 2021. It is alleged that Intercure has failed to pay Geffen the full consideration under the agreement. The position of Intercure is that the agreement was breached by Geffen after it gave Intercure false representations under the agreement and did not meet the closing condition that was stipulated in the contract regarding Petach-Tikva pharmacy which did not receive medical cannabis license and accordingly the acquisition was not materialized.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Commitments, Charges and Contingent Liabilities (Cont.)

C.	Contingent liabilities

A.	On August 19, 2019, a motion was filed with the District Court of Tel Aviv-Yafo against 17 companies which are engaged in the medical cannabis production and growing segment, or which hold plants for the production of cannabis products, including Canndoc, to approve a claim as a class action (the “Motion”), asserting the provision of drugs to patients in poor condition (as alleged in the motion), in a manner which constitutes prohibited discrimination, as stated in the Equal Rights for Persons with Disabilities Law, 5758-1998, as well as activities within the framework of a restrictive arrangement, in a manner which breaches the provisions of the Economic Competition Law, 5748-1988 due to the allegedly defective marking of the product components, while restricting the quantity and/or quality and/or type of the provided services. The claimed sum amounts to NIS 686 million. A preliminary hearing regarding the motion is scheduled for July 14, 2021.

On July 14, 2021, The Court recommended that the parties negotiate independently in order to avoid litigation, and if negotiations fail, then begin mediation proceedings. The parties agreed to follow the Court’s recommendations. The negotiations between the parties have not yet begun.

On March 14, 2022 the applicant filed a request to amend the application for approval of a class action (“the request for amendment”). A copy of the amended request for the approval a class action was not attached to the request for amendment. The judge has disqualified herself from hearing the case, and therefore, the case will be redirected.

On June 21, 2022, the company responded to the request for amendment.
On September 12, 2022 the court partially granted the request for amendment, and ordered the applicant to submit an amended request for approval, after which the company’s response to the amended request for approval will be submitted.

On November 27, 2022, the applicant submitted the amended application for approval of the motion (“the amended motion”), and on February 8th, 2023, the company submitted its respond to the Application for approval of a class action. A preliminary hearing was scheduled for April 27, 2023.

As of the reporting date, the Company is unable to estimate the eventual chances of the claim, insofar as the motion to approve is approved as a class action. In light of the above, a provision in respect of the motion was not included in the Company’s financial statements.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Commitments, Charges and Contingent Liabilities (Cont.)

B.	On May 25, 2020, a motion was filed with the District Court of Tel Aviv-Yafo to approve a class action against the Company and its directors and officers, in which the petitioner’s main assertion is that the Company allegedly breached its obligation to report to the public, by the required date and in the required scope of the disclosure (as alleged), events and developments which affected the value of Regenera. The Company rejects the assertions in the motion, and emphasizes that its reports are submitted in accordance with the law. In October 2020 the Company filed a response to the motion in accordance with the provisions of the law. In January 2021, a preliminary hearing regarding the motion was held in court, and on March 8, 2021, the Court decided to appoint an export to determine the class and the damage. The expert opinion was submitted and after an investigation and discussion with the expert, the parties agreed that the petitioner will withdraw the motion. On December 2, 2022, the Tel Aviv District Court approved a consent motion to withdraw the Lawsuit, without any payment to the plaintiff from the Company.

C.	On December 8, 2020, a third party with whom Canndoc is engaged in a medical cannabis growing agreement (hereinafter: the “Plaintiff” and the “Agreement”, respectively) filed with the Magistrate’s Court of Kfar Sabba a summary procedure claim in the amount of NIS 2,271,310, in which it was alleged that Canndoc had breached the agreement, with the main assertion being that Canndoc had not paid for the agricultural produce which the plaintiff had grown on its behalf. On January 25, 2021, Canndoc filed a motion for leave to defend against the claim, in which it rejected the assertions and emphasized that it had not breached the agreement, and that, inter alia, the agricultural produce did not meet the Company’s requirements, as determined in the agreement. The Court set a date for the hearing regarding the motion for leave to defend on July 1, 2021. After a mediation process between the parties was unsuccessful, the first pre-trial was held on March 21, 2022. On December 8, 2022, the parties agreed to mediation process. On February 26, 2023 a mediation meeting took place and no agreements were reached. An evidence hearing was scheduled for March 29, 2023. In light of the preliminary stage of the proceedings, it is not possible to estimate the claim’s chances at this stage.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Commitments, Charges and Contingent Liabilities (Cont.)

D.	On July 27, 2022 Cantek Group companies (the “Companies”) filed a request for a debt settlement with their creditors, and for a stay of proceedings order in accordance with the Insolvency and Economic Rehabilitation Law, all as a result of large debts accumulated by the group of companies.

On July 31, 2022, the court issued a stay of proceedings order against the Companies and appointed a settlement manager to assist in settling the debts of the Companies. Intercure and Canndoc filed a debt claim against the Companies in September 2022 totaling 3,501,659 NIS, which is secured by a permanent first-degree lien on one of Companies rights on the property pledged to Intercure for the payment of a debt owed to Intercure.

A creditors gathering headed by the settlement manager of the Companies was held on November 16, 2022, to approve a proposed debt settlement that had been proposed by the Companies itself, but Intercure objected to the proposed settlement, as it treated the creditors of the entire Companies the same, disregarding the different entities within the Companies, its different creditors and their securities. The proposed settlement would have adversely affected Intercure’s status Due to Intercure’s opposition to the proposed settlement, the debt settlement did not pass by the required majority. Subject to the settlement manager’s decision, the chance that most of Intercure’s debt will be repaid within the proposed settlement is higher than the chance that it won’t be repaid.

E.	On January 31, 2023 the agreement with Cann Pharmaceutical Ltd. (“Better”) to acquire 100% of Better’s shares was automatically terminated after the fact that the closing conditions in accordance with the terms of the agreement were not met. During the negotiations and after the merger agreement was executed, the Company extended loans to Better, and also provided funding and cultivation services to it, in light of the parties’ cooperation. On February 14, 2023, the Company filed a statement of claim (“SoC”) against Cann Pharmaceutical Ltd. (“Cann”) with the Tel-Aviv Magistrate Court. In the SoC, the Company argues that Cann owes the Company a NIS 7,875,189 due to written agreements and commitments made by the parties that Cann violated. See Note 11B.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Equity

A.	Composition of share capital:

	December 31		December 31
	2022	2021	2022	2021
	Registered		Issued and paid-up

Ordinary shares with no par value **	100,000,000	100,000,000	45,572,690	45,133,945

**	On April 8, 2021, the Company effectuated a reverse split of its ordinary shares in ratio of 1-for-4.44926. The amounts of shares and options are shown after the reverse split.

B.	On January 9, 2020, 54,000 options, which are convertible into shares at an exercise price of NIS 5.65 per share, were allocated to 3 directors of the Company.

C.	On May 3, 2020, two consultants exercised 62,020 options in consideration of an exercise price of NIS 4 per share, in consideration of 62,060 ordinary Company shares.

D.	On May 13, 2020, a former employee of the subsidiary exercised 280,000 options in consideration of an exercise price of NIS 2.09 per share, in consideration of 280,000 ordinary Company shares.

E.	In June 2020, the Company’s audit committee and board of directors approved an allocation of Company shares, in a private allocation of shares and options, to seven institutional investors, to one additional investor, Yael Feigel, a related party, and to the Company’s controlling shareholder or to a company under his control, which will invest in the Company a total of approximately NIS 38.2 million, in consideration of the allocation of 9,257,820 ordinary shares and 8,332,038 options exercisable into 8,332,038 shares. The allocation was approved by the general meeting on July 30, 2020, and the Company allocated the shares on August 4, 2020.

F.	On August 31, 2020, the Company’s board of directors authorized management to take action to offer a total of up to 4,303,356 options to an officer (the Company’s CFO) and to Canndoc employees, which constitute 3.6% of the Company’s shares (as of the approval date of the financial statements), as part of an outline for offering securities to employees (hereinafter: the “Outline”). Each of the options will be exercisable into one ordinary Company share with no par value, for a period of up to 4 years, and a vesting period of 15 quarters.

G.	On September 17, 2020, 1,788,962 ordinary shares in the Company were allocated as part of the transaction involving the acquisition of the control of Cannolam.

H.	On January 26, 2021, the Company’s board of directors approved, subject to the publication and approval of the outline, the allocation of 3,831,949 options to the officer and to 19 Canndoc employees. The outline was completed, and the options were allocated, on March 15.

I.	At the closing of the SPAC transaction, which occurred on April 23, 2021, the company issued 15,650,280 ordinary shares to subversive unitholders. See note 1C.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Equity (Cont.)

J.	On April 27, 2021, the Company issued to Mr. Alexander Rabinovich, CEO, 224,756 options to purchase 224,756 ordinary shares of Intercure. The options were granted following the General Assembly from August 2018 as part of Canndoc acquisition transaction and as approved by the Company’s general assembly on April 1, 2021 as part of the Transaction. On September 2, 2021 Mr. Alexander Rabinovich exercised 2,150,919 options to ordinary shares of Intercure for a total consideration of NIS 3,594 thousand. In addition, during September 2021, Mr. Alexander Rabinovich purchased in the open market 423,501 ordinary shares of Intercure.

K.	On August 30, 2021, the Company’s board of directors authorized management to offer a total of up to 340,170 options to an officer (the Company’s CFO), 5 Canndoc employees and 2 consultants, which constitute 0.8% of the Company’s shares.

L.	On November 2021, an employed exercised 10,103 options in consideration of an exercise price of NIS 18.38 per share.

M.	During 2021, four institutional investors exercised 240,972 options in consideration of an exercise price of NIS 19.58 per share, in consideration of 240,972 ordinary company shares.

N.	During 2021, the Company engaged in several acquisitions as described in Note 8D. As a result of the acquisitions the company has committed to issue ordinary shares, as part of the acquisitions considerations, equal to NIS 17.3 million.

During 2021, the Company allocated 139,966 ordinary shares of Intercure.

During 2022, the Company allocated 438,745 ordinary shares of Intercure.

O.	On May 15, 2022, the Company’s board of directors authorized management to offer a total of up to 596,937 options to an officer (the Company’s CFO) and 7 Canndoc employees, which constitute 1.3% of the Company’s shares in accordance with the Company 2015 ESOP plan.

P.	On September 15, 2022, the company held an annual Special General Meeting of Shareholders, that approved an extension of the exercise period for 1,030,325 options previously granted to the Company’s chairman of the board, for an additional 3 years until December 31, 2026.

Q.	On November 14, 2022, the Company’s board of directors authorized management to offer a total of up to 287,131 options to Canndoc employees in accordance with the Company 2015 ESOP plan.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Equity (Cont.)

R.	Changes in share capital:

1)	The Company’s registered capital as of December 31, 2022 is 1,000,000,000 shares with no par value.

2)	Issued and paid-up capital

Number of shares
Balance as of January 1, 2022	45,133,945
Issuance of shares (Note 17N)	438,745
Balance as of December 31, 2022	45,572,690

S.	Rights associated with shares:

Each share gives its owner the right to participate and to vote in the general meetings (each share has one voting right), and the right to receive dividends and/or bonus shares.

T.	Share-based payment transactions:

Expense recognized in the financial statements

The expense which was recognized in the financial statements for received services is presented in the following table:

	For the year ended December 31
	2022	2021	2020
	NIS in thousands

Total expenses recognized from share-based payment transactions	8,907	6,452	10,008

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Equity (Cont.)

U.	Options plan:

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

On July 7, 2022, the Company’s board of directors resolved to adopt a new plan for the allocation of shares and options to employees, directors and consultants (the “2022 Options Plan”).

Presented below are the main terms of the 2022 options plan:

●	In accordance with the 2022 options plan, options or shares will be allocated to the Company’s employees in accordance with section 102 of the Income Tax Ordinance (New Version), 5721-1961 (hereinafter: the “Income Tax Ordinance”), in accordance with the trustee track or the non-trustee track. Options will be allocated to consultants, service providers, controlling shareholders or any other entity other than Company employees in accordance with section 3(I) of the Income Tax Ordinance only.

●	The exercise price of each share option will be approved by the board of directors in its exclusive discretion, in accordance with the provisions of the law, and subject to guidelines which will be recommended by the committee from time to time.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Equity (Cont.)

Characteristics and scope of share-based payment arrangements during the period:

During the period ended December 31, 2022, the Company had share-based payment arrangements as described below:

Grant date	05/2022	09/2022	11/2022
Number granted	596,937	460,000	287,131
Contractual life	4	4	4
Vesting immediate	6%	6%	6%
Vesting period - rest	48 months	48 months	48 months
Exercise price (NIS)	20.68	21.76	16.96
Economic value of all options (B&S) as of the grant date (NIS in thousands)	5,632	1,568	1,586
Data and economic assumptions in the model:
Share price (in NIS)	23.84	15.68	17.70
Risk-free interest rate	0.30%	0.30%	0.33%
Volatility rate	40.87%	40.99%	37.48%
Options as of January 1, 2022	-	-	-
Granted options:	596,937	460,000	287,131
Vested options	146,161	86,250	35,891
Options exercised into shares	-	-	-
Expired options:	-	-	-
Options exercisable as of December 31, 2022:	146,161	86,250	35,891

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Equity(Cont.)

Changes during the year

Presented below is a table listing the number of share options, the weighted average of their exercise prices, and the changes which were made to the employee options plans during the current year:

	2022		2021**		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS		NIS

Share options at beginning of year	2,257,753	17.06	1,199,791	15.40	6,634,183	3.77
Share options which were granted during the year	1,344,068	20.25	1,201,426	18.88	54,000	5.65
Share options which were forfeited during the year	128,438	6.90	132,688	18.38	-	-
Share options which expired during the year	71,270	4.84	674	18.38	1,070,000	5.06
Share options which were exercised during the year	-	-	10,103	18.38	280,000	2.09

Share options at end of year	3,402,113	11.44	2,257,753	17.06	5,338,183	3.46

Exercisable share options at year end	1,923,260	6.86	1,413,615	15.90	5,252,203	1

The exercise prices of the stock options in the years 2019 to 2020 ranged from 1.91**-20.28** NIS per option. The remaining contractual lifetime of the options as of December 31, 2022 was around 3.9 years. The Company also has a compensation policy which was approved on December 31, 2019.

**	on April 8, 2021, the company issue a shares consolidation by 4.44926. 2020 information included in the above table was not adjusted with respect to the share consolidation mentioned above.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Expenses:

A.	Cost of revenue

	For the year ended December 31
	2022	2021	2020
	NIS in thousands

Payroll and associated expenses	6,567	11,605	3,396
Farm operating expenses	13,673	20,407	11,749
Purchases	282,029	115,952	29,688
Depreciation	4,780	3,163	2,562
Changes in inventory	(77,322)	(27,439)	(12,746)
	229,727	123,688	34,649

B.	General and administrative expenses:

	For the year ended December 31
	2022	2021		2020
	NIS in thousands

Payroll and associated expenses	10,960	8,673		5,207
Consulting and professional expenses	7,759	4,686		1,183
Directors’ fees	821	567		329
Insurance	2,147	2,661		395
Rent and maintenance	5,997	2,837		395
Provision for doubtful debts	(20)		*477	-
Fees	302	337		172
Depreciation	4,224	2,931		691
Other	3,892		*4,037	221
	36,082	27,206		8,593

*	Reclassified

C.	C. Sales and Marketing:

	For the year ended December 31
	2022	2021	2020
	NIS in thousands

Payroll and associated expenses	36,225	15,053	2,524
Commission distribution	5,597	5,624	4,544
Other	14,711	2,537	1,372
	56,533	23,214	8,440

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Expenses: (Cont.)

D.	Other expenses (income):

	For the year ended December 31
A. Other income	2022	2021	2020
	NIS in thousands

Remeasurement of contingent consideration	10,572	-	-
Other	300	860	-
	10,872	860	-

B. Other expenses	For the year ended December 31
	2022	2021	2020
	NIS in thousands

Issuance expenses	-	3,504	3,321
Provision for impairment (See Note 11B)	11,729	-	-
Other	1,271	327	1,242
	13,000	3,831	4,563

Note 19 - Finance income:

	For the year ended December 31
	2022	2021	2020
	NIS in thousands

Income from deposits	844	130	21
Exchange differences	7,326	-	599
Total finance income	8,170	130	620

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 20 - Finance expenses:

	For the year ended December 31
	2022	2021	2020
	NIS in thousands

Interest in respect of loan from related party	-	43	174
Expenses in respect of fees and interest	14,059	4,627	264
Exchange differences	-	4,536	-
Interest expense in respect of lease liability	630	375	90
Other	266	-	-
Total finance expenses	14,955	9,581	528

Note 21 - Earnings (Loss) Per Share:

Details regarding the number of shares in the calculation of profit or (loss) per share

	For the year ended December 31
	2022		2021*		2020*
	Weighted number of shares	Profit NIS in thousands	Weighted number of shares	Profit NIS in thousands	Weighted number of shares	Loss NIS in thousands

Number of shares and profit (loss) for calculating basic profit (loss) per share	45,352,601	44,819	38,492,600	4,690	25,396,312	(37,231)

Options which could potentially be dilutive in the future, antidilutive in 2022, 2021 and 2020	54,271		2,346,532		4,371,792

*	On April 8, 2021, the Company effectuated a reverse split of its ordinary shares in ratio of 1-for-4.44926. Following the reverse split, the loss data per share was presented retrospectively for the periods presented in the financial statements in accordance with the provisions of International Accounting Standard 33 regarding earnings per share

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Balances and Transactions with Related Parties:

A.	Balances with related parties (consolidated)

Composition:

	December 31
	2022	2021
	NIS in thousands

Short-term loans (Note 13)	1,090	1,722
Long-term loans (Note 13)	-	76
Other receivables (Note 11B)	16,087	-
Other payables (Note 11C)	372	308

B.	Benefits in respect of the employment of key management personnel (including directors) (*) who are employed in the Company:

		For the year ended December 31
		2022		2021		2020
			Amount		Amount		Amount
		Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Short-term employee benefits	-	4	2,198	3	946	3	782
Management fees		1	675	1	606	1	122
Share-based payment		4	6,362	1	3,023	1	9,874
		4	9,235	3	4,575	3	10,778

(*)	The key management personnel include the Chairman of the Board, the Company’s CEO, and the CFO

C.	Benefits in respect of key management personnel (including directors) who are not employees of the Company:

	For the year ended December 31
	2022		2021		2020
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Short term employee benefits	-	-	-	-	1	371
Management fees	4	739	3	550	3	329
Share-based payment	3	14	3	48	3	134
	4	753	3	598	4	834

(*)	The key management personnel who are not employees of the Company include one director, two outside directors, and one independent director.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 22 - Balances and Transactions with Related Parties: (Cont.)

D.	Other transactions with related parties

1. Rental Income - sublease agreement with companies related to the related party

The subsidiary Canndoc leases an office floor, and subleases part of the floor to four companies related to the controlling shareholder.

Revenue of NIS 291 thousand and NIS 229 and thousand was recorded in the financial statements in 2022 and 2021, respectively.

2. Payroll and associated expenses of related party

The total sum of payroll and associated expenses which was recognized in Sales and Marketing is NIS 5,017 thousand.

3. Loan from the Company’s controlling shareholder - See Note 13A above.

4. Investment agreement between the controlling shareholder and the Company - See Notes 13.

Note 23 - Operating Segments:

The Company has 2 operating segments: (A) Investments in portfolio companies in the biomed sector, and (B) Investments in the medical cannabis sector.

A.	Investments in portfolio companies in the biomed sector: the Company has investments in Regenera, XTL, Cavnox and Fore. These investments are measured at fair value through profit or loss. See Note 10.

Presented below are financial data regarding the segment:

	2022	2021
	NIS in thousands
Loss from investment in XTL	(174)	(46)
Loss from investment in FORE	-	(1,822)
	(174)	(1,868)

	2022	2021
	NIS in thousands
Fair value of the investment in XTL	156	330
Fair value of the investment in Cavnox	965	965
Fair value of the investment in Fore	1,600	1,600
	2,721	2,895

Investments in the medical cannabis sector: Canndoc, Cannolam, Pharmazone and other investments as described in Note 8. The Company’s Chief Operating Decision Maker (the CEO) reviews the financial results as a single business unit.

Intercure Ltd.

Notes to the Consolidated Financial Statements

Note 23 - Operating Segments: (Cont.)

B.	Operating segment data:

Reconciliation of operating segment data include addition of assets and liabilities which were not attributed to segments.

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2022
External revenue	388,684	-	-	388,684
Segment profit (loss)	68,552	(174)	-	68,378

General and administrative expenses not attributable to segments				(15,623)
Other expenses, net				(2,128)
Operating Profit				50,627

Segment assets	886,184	2,770	69,053	958,007
Segment liabilities	526,285	-	(89,755)	436,530

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2021
External revenue	219,677	-	-	219,677
Segment profit (loss)	44,646	(1,868)	-	42,778

General and administrative expenses not attributable to segments				(11,620)
Other expenses, net				(2,971)
Operating Profit				28,187

Segment assets	551,435	2,895	131,994	686,324
Segment liabilities	132,562	-	94,571	227,133

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2020
External revenue	65,035	-	-	65,035
Segment profit (loss)	14,250	(37,195)	-	(22,945)

General and administrative expenses not attributable to segments				(10,892)
Other expenses, net				(4,563)
Operating loss				(38,400)

Segment assets	114,559	3,517	208,194	326,270
Segment liabilities	23,935	-	10,226	34,161

Major customers

Revenues from two customers of the cannabis segment represents approximately NIS 49 million and NIS 41 million of the Company’s total revenues (In 2021 - approximately NIS 17 million and NIS 22 million; In 2020 - approximately NIS 2 million and NIS 0 million)

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Articles of Association of Intercure Ltd. (previously filed as Exhibit 1.1 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

2.1	Specimen of Share Certificate for Intercure Ltd.’s Ordinary Shares (previously filed as Exhibit 2.1 to Amendment No. 2 to the Company’s Form 20-F, filed on August 16, 2021 and herein incorporated by reference).

2.2	Description of Securities Registered under Section 12 (previously filed as Exhibit 2.2 to the Company’s Form 20-F, filed on April 28, 2022 and herein incorporated by reference).

4.1	Arrangement Agreement, dated February 9, 2021, by and among Intercure Ltd., Canndoc Acquisition Subco Ltd.,* Subversive Real Estate Acquisition REIT LP, Subversive Real Estate Acquisition REIT (GP) Inc. and Subversive Real Estate Sponsor LLC (previously filed as Exhibit 4.1 to the Company’s Form 20-F (File No. 001-40614), filed on July 14, 2021 and herein incorporated by reference).

4.2	Partnership Agreement, dated May 25, 2015, by and among Canndoc Ltd., Beit HaEmek Agriculture, Agricultural Cooperative Society LTD and Beit HaEmek Kibbutz Agricultural Cooperative Society LTD (previously filed as Exhibit 4.2 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

4.3	Partnership Agreement, dated April 8, 2019, between Canndoc Ltd., Kibbutz Nir Oz, Agricultural Cooperative Society and Canndoc Nir Oz Agricultural Cooperative Society (previously filed as Exhibit 4.3 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

4.4#	Intercure 2015 Option Plan (previously filed as Exhibit 4.4 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

4.5	Loan Agreement, effective as of June 21, 2018, by and between Avner Barak and Intercure Ltd. (previously filed as Exhibit 4.5 to the Company’s Form 20-F, filed on July 14, 2021 and incorporated herein by reference)

8.1	List of Subsidiaries (previously filed as Exhibit 8.1 to the Company’s Form 20-F, filed on April 28, 2022 and herein incorporated by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.2	Letter of Brightman Almagor Zohar & Co. (a firm in the Deloitte Global Network) to the SEC, dated June 7, 2021 (previously filed as Exhibit 15.2 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

# Management contract or compensatory plan.

124

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report filed on its behalf.

INTERCURE LTD.

Date:	May 1, 2023	By:	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer

125