Form 20-F
period 2023-12-31
Intercure Ltd.
filed 2024-05-01
CIK 1857030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 45,572,689.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Intercure is an Israeli public corporation whose shares are listed for trading on the Nasdaq Global Market under the symbol “INCR” and on the Tel Aviv Stock Exchange (“TASE”) under the symbol “INCR”.

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

PRESENTATION OF FINANCIAL INFORMATION

We have included in this Annual Report on Form 20-F our audited consolidated financial statements as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023. Our consolidated financial statements appearing in this registration statement are prepared in New Israeli Shekels and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are audited in accordance with the standards of the PCAOB.

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

2

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

3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. All information other than statements of current and historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecasts”, “intends”, “may”, “might”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “scheduled”, “should”, “target”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	our partners’ ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	the development and regulation of cannabis and, more specifically, the medical-use cannabis industry;

●	the outcomes of preclinical studies, clinical trials and other research regarding the safety and efficacy of cannabis and the ability of such trials to increase acceptance of cannabis in the medical community;

●	the commercialization and pricing of our products;

●	our competitors’ development, marketing and sale of products that compete with our products;

●	our expectations regarding future growth, including our ability to complete the expansion of our facilities in northern Israel, southern Israel, the European Union and Canada, as well as the overall expansion of the Cannolam pharmacy chain in 2024;

●	our estimates regarding the growth of the Israeli medical cannabis market (including the number of patients);

●	our ability to enter into arrangements with distributors, including any required regulatory approvals;

●	our ability to develop an active trading market for the Intercure Shares and whether the market price of the Intercure Shares is volatile;

●	our ability to execute our growth strategies;

●	our competitive position within the industry;

●	expectations for regulatory and competitive factors related to the cannabis industry generally, including the permanent export permit from the Israeli Medical Cannabis Agency (the “IMCA”) and Israeli authorities, as well as the ability to obtain import permits into Israel for future cannabis shipments;

4

●	the listing or continued listing of the Intercure Shares;

●	the provisions in the Articles of Association of Intercure Ltd. (“Intercure Articles”);

●	The conflict in the Middle East, and specifically on-going armed conflict between Israel and its neighbors (Gaza strip and Lebanon);

●	our expectations regarding our revenue, expenses and operations;
●	expectations regarding future director and executive compensation levels and plans;

●	the time and attention each executive officer and director will devote to our business;

●	the continuing anticipated and potential adverse impacts resulting from the COVID-19 pandemic;

●	expected industry trends;

●	general economic trends;

●	fluctuations in foreign exchange rates; and

●	fluctuations in interest rates.

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

7

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this Annual Report on Form 20-F, including the consolidated financial statements and the related notes included elsewhere in this registration statement, before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, but are not limited to:

●	The medical-use cannabis industry in Israel and other countries is highly regulated;
●	We are dependent upon regulatory approvals and licenses for our ability to produce and distribute our pharmaceutical-grade cannabis products;
●	Research on the effects of cannabis has been limited.
●	We compete for market share with companies that may have longer operating histories, more financial resources, and greater manufacturing and marketing experience than us.
●	Legal and illegal use of cannabis for non-medical purposes may have a significant negative effect on the medical-use cannabis industry and our pharmaceutical-grade cannabis business.
●	Our business is subject to, or may become subject to, a variety of U.S. and foreign laws relating to the production and distribution of cannabis, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.
●	We are subject to risks inherent in an agricultural business, which include the risk of crop failure.
●	We have a limited operating history upon which investors can evaluate our future prospects.
●	We may be adversely impacted by the failure of any of our joint ventures.
●	We may be unable to comply with all safety, health and environmental regulations applicable to our operations and the medical-use cannabis industry.
●	Our pharmaceutical-grade cannabis-based products may be subject to recalls and we may be subject to product liability claims.
●	We may experience breaches of security at our facilities or losses as a result of, but not limited to, theft.
●	If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or we are found by regulators to be non-compliant with statutory requirements for protection and storage of personal data, we could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences.
●	Third-party manufacturers and distributors may not successfully carry out their contractual duties or meet regulatory requirements.
●	We may not be able to secure adequate or reliable sources of funding required to operate our business or increase our production to meet patient demand for our products.
●	We will incur increased costs as a result of operating as a public company in the U.S.
●	We intend to follow the reduced disclosure requirements applicable to emerging growth companies.
●	We are a “foreign private issuer” and intend to follow certain home country corporate governance practices.
●	We may not be able to successfully execute strategic alliances or transactions.
●	International expansion of our business exposes us to business, regulatory, political, operational, financial, economic and other potential risks associated with doing business outside of Israel.
●	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.
●	A breakdown in our information technology systems could result in a significant disruption to our business.
●	Future sales or distributions of our securities could cause the market price for our ordinary shares to fall.

●	We may be subject to risks related to the protection and enforcement of intellectual property rights, and may become subject to allegations that we or our joint venture partners are in violation of intellectual property rights of third parties.
●	A competitor may discover or misappropriate our trade secrets and other intellectual property.
●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products.
●	We may not realize the full benefit of preclinical studies or clinical trials using our GMP-certified products for various indications.
●	We may not own intellectual property developed under joint venture arrangements.
●	Conditions in the Middle East and in Israel may harm our operations.
●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
●	Provisions of Israeli law may delay, prevent or otherwise impede a merger with us, or an acquisition of us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.
●	We may not be able to enforce covenants not to compete under applicable laws, and therefore we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.
●	Investors may have difficulties enforcing a U.S. judgments against us or our executive officers and directors, or asserting U.S. securities laws claims in Israel.
●	Our results of operations may be harmed by currency fluctuations and inflation.
●	Our operations may be affected by negative labor conditions in Israel.
●	Under our amended and restated articles of association, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding ordinary shares at any time without receiving prior approval from the IMCA, the ordinary shares held by that person in excess of such limit will automatically become dormant shares.
●	We have not paid dividends on our ordinary shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.
●	Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, for U.S. federal income tax purposes.
●	The development of and international responses to Russian’s military action against Ukraine commenced in February 2022 may negatively affect our sales and earnings or otherwise have an adverse effect on our operations.

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

In January 2019, the Israeli government approved the export of pharmaceutical-grade cannabis and cannabis products. We may be required to obtain and maintain certain permits, licenses or other approvals from regulatory agencies in Israel in order to export our products out of Israel. In addition, the import of our pharmaceutical-grade cannabis products into other jurisdictions, such as Germany, the United Kingdom and other European Union member states, is subject to the regulatory requirements of each respective jurisdiction. Recently presented regulation in the jurisdictions in which we operate, or intend to operate, such as in Germany, may not be beneficial to our business as we expect. In addition, the export and import of pharmaceutical-grade cannabis is subject to United Nations treaties establishing country-by-country quotas and our export and import permits are subject to these quotas, which could limit the amount of pharmaceutical-grade cannabis we can export to any particular country.

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

Our operations at the Northern Facility and the Southern Facility involve a partnership with two kibbutz entities that have provided their lease to the land as part of the partnership. These leases to the land are subject to regulatory approval.

In both our Northern Facility and Southern Facility, our partners are Kibbutz entities that were granted a lease for their land by the Land Administration. The leases authorize use of the land for agriculture purposes. In order to verify that the Kibbutz does not use the land for other purposes, every partnership needs to be approved in advance and pursuant to Agricultural Settlement Law, must obtain an excessive use permit.

We hold such excessive use permits for both facilities, with the one applicable to the Northern Facility valid until January 2025 and the one applicable to the Southern Facility valid until December 2024. We currently believe that those permits will be renewed when they expire. However, the renewal of these permits is subject to approval, which may or may not be granted and may be subject to additional restrictions, in each case, potentially impacting our ability to operate the facilities profitably.

Since October 7, 2023, Israel has remained in a State of War, as declared by the Israeli government. As of this date, there is limited access to the Southern Facility, and parts of the site are being used by the Israel Defense Forces (the “IDF”), including, among others, the IDF’s medical corps. For additional information, See “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations”.

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

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, for several months in 2020, we implemented remote working and workplace protocols for our employees in accordance with the Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors.

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

Additionally, generally, our dried inflorescences final products have a shelf life of 12 months, and our pharmaceutical-grade cannabis oil products have a shelf life of approximately one to two years. Supply chain disruptions or limited sales may lead to product spoilage or could impair our ability to meet future demand, which may cause harm to the reputation of our brand and our business.

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

We have had negative cash flow from operating activities for the year ended December 31, 2023, after having positive cash flow from operating activities for the year ended December 31, 2022 and December 31, 2021.

We have had a negative cash flow from operating activities for the year ended December 31, 2023, after having positive cash flow from operating activities for the year ended December 31, 2022 and December 31, 2021. The main reason for the negative cash flow for the year ended December 31, 2023 was the impacts of the War in Gaza that broke on October 7, 2023, and its impact on our Southern Facility. There is no assurance that any of our operations will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, we may be required to obtain additional financing in order to meet our future cash commitments.

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

In this regard, in December 2020, there was a theft attempt in our Southern Facility. The security systems at the facility worked well and prevented the incident, in addition, nearby forces of the army and the Israeli police arrived at the scene immediately after the incident began. No damage was caused to the Southern Facility in that incident, and nothing was stolen from it.

Since October 7, 2023, Israel has remained in a State of War, as declared by the Israeli government. As of this date, there is limited access to the Southern Facility, and parts of the site are being used by the Israel Defense Forces (the “IDF”), including, among others, the IDF’s medical corps. For additional information, See “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations.

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

We rely on third parties to conduct certain elements of our production and distribution and to perform other tasks for us. Such third parties owe us receivables on an ongoing basis. If these third parties do not successfully carry out their contractual duties towards us or towards other third parties, or if they do not meet expected deadlines or comply with regulatory requirements, we may not be successful in commercializing our products, and our own financial condition could be harmed.

We rely upon third-party vendors for our ongoing services including the manufacturing of our products. We also rely on third-party distributors, including pharmaceutical distributors and other courier services, and rely on other third parties, to distribute our products. These vendors are not our employees and we control only certain aspects of their activities. However, we may be responsible for ensuring that their services are performed in accordance with the applicable protocol, or in accordance with legal, regulatory and scientific standards, including, for manufacturers, the relevant GMP standards. Our reliance on these vendors may not relieve us of our responsibilities under applicable regulations, and if our vendors fail to meet these standards, we may suffer adverse consequences, including liability resulting from litigation, damage to our brand and reputation, or other harms to our business.

Further, such third-party vendors owe us receivables on an ongoing basis. If these third parties do not successfully carry out their contractual duties towards us or towards other third parties, and our own financial condition could be harmed.

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

We will incur increased costs as a result of operating as a public company listed on both a U.S. and Israeli securities exchange, and our management will be required to devote substantial time to new compliance initiatives.

As a public company listed on a U.S. and Israeli national securities exchange, particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and rules implemented by the U.S. Securities and Exchange Commission (the “SEC”), and the Nasdaq Capital Market, impose various requirements on public companies, including requirements to file annual reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating as a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting (“ICFR”), and disclosure controls and procedures (“DCP”), necessary to ensure the timely and accurate reporting of operational and financial results. Our existing management team will need to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

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

The market price of our shares could be subject to significant fluctuations. Some of the factors that may cause the market price of our shares to fluctuate include:

●	volatility in the market price and trading volume of comparable companies;

●	actual or anticipated changes or fluctuations in operating results or in the expectations of market analysts;

●	adverse market reactions to any indebtedness we may incur or securities we may issue in the future;

●	short sales, hedging and other derivative transactions in our shares;

●	litigation or regulatory action against us;

●	investors’ general perception of us and the public’s reaction to our press releases, and other public announcements and our filings with securities regulators, including the filing of our financial statements;

●	publication of research reports or news stories about us, our competitors or our industry;

●	positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	changes in general political, economic, industry and market conditions and trends;

●	sales of our shares by existing shareholders;

●	recruitment or departure of key personnel;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

●	the other risk factors described in this section of this registration statement.

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

Our intellectual property rights are important to our business. The Company relies on non-disclosure and confidentiality agreements to protect its intellectual property rights. We have submitted trademark applications for our brand and logo in Israel, Canada, the United States and member states of the European Union, and trademarks for the Canndoc brand have been registered in Israel, UK, Poland, Denmark, Germany, and the U.S.

We have also obtained protected breeding rights on five of our unique genetics in Israel and we are currently in the process of obtaining protected breeding rights for additional genetics. We intend to apply for protective breeding rights in any jurisdiction in which such rights may be registered, under the International Convention for the Protection of New Varieties of Plants (the “Plant Convention”), or any other applicable rules and regulations that provide legal protection, similar to the protection afforded to the owners of technological inventions, to the proprietary rights of breeders in the new plant varieties they breed.

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

Risks Related to Our Incorporation and Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

A large part of our cultivation facilities, pharmacies, research and development facilities, offices and treated patients are located in Israel. All of our officers and directors are residents of Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023, whereby Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel, the Israeli government declared that the country was at a State of War and the Israeli military began to call-up reservists for active duty. At the beginning of the war, during October 2023, we have been impacted by absences of personnel in Israel. However, as of the date of this Annual Report, except for the personnel employed at our Southern Facility in Nir Oz, all of our personnel at our service providers or counterparties located in Israel have returned to full capacity, and we are no longer impacted by any absences of personnel at our service providers or counterparties located in Israel.] Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the beginning of the war on October 7, 2023, the Southern Facility in Nir Oz was designated by the Israeli authorities as a closed military area and as of this date, there is limited access to the Southern Facility, and administrative parts of the site are being used by the IDF including, among others, the IDF’s medical corps. The Company has begun the process of restoring the Southern Facility. According to Israeli Law, due to the location of the Company’s Southern Facility, the Company is entitled to full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. Intercure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received tens of millions of shekels as advance payments from the Israeli authorities in relation to such compensation.

In addition, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. if the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria, Iran and the West Bank, our operations may be adversely affected.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements, when necessary, in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. However, under Israeli Law, the Company is entitled to full compensation from the Israeli Governmental authorities for all direct and indirect damages suffered to the Company’s southern site. To date, we s already received tens of millions of shekels as partial advanced payments from the Israeli authorities. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens, including some of our executive officers, are obligated to perform up to 36 days, and in some cases longer periods, of military reserve duty annually until they reach the age of 41 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency situation, could be called to immediate active duty for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists.

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

The Company’s listing on each of the TASE and Nasdaq may increase volatility due to the ability to buy and sell Ordinary Shares in three places, different market conditions in different capital markets, and different trading volumes. This may result in less liquidity on each exchange, different liquidity levels, and different prevailing trading prices.

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

The Company’s Chief Executive Officer, Alexander Rabinovich, holds directly, or through indirect beneficial ownership, in excess of twenty-six (26.6%) of the Company’s voting power and, with other executive officers, directors and their affiliates, Company insiders hold directly, or through indirect beneficial ownership, in the aggregate, approximately twenty-nine percent (29%) of the Company’s outstanding Ordinary Shares. As a result, these persons will have substantial control over the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

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

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2023. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2024 or for any other taxable year. If we were to be characterized as a PFIC in any taxable year, a U.S. Holder (as defined below in “Material Tax Considerations—Certain United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. A U.S. Holder may be able to alleviate some of these adverse tax consequences by timely making a “qualified electing fund” (“QEF”), election or a “mark-to-market” election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see “Material Tax Considerations—Taxation of U.S. Holders—Passive Foreign Investment Company.”

Risk Related to Russian and Ukraine.

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

Intercure Ltd. is an Israeli public corporation incorporated in November 1994 under the Israeli Companies Law. Our shares are listed for trading on the Nasdaq Global Market under the symbol “INCR” and on the Tel Aviv Stock Exchange (“TASE”) under the symbol “INCR”.

Previously, our shares were listed on the Toronto Stock Exchange (“TSX”) under the symbol “INCR:U”. In August 2023, following approval by the TSX of our request to delist our ordinary shares from trading on the TSX , our shares were delisted from trading of the TSX.

We currently own all of the issued and outstanding shares of Canndoc, Pharmazone and Cannolam and other holdings in additional pharmacies and trade houses. Unless otherwise specified, references in this section to “we”, “our” and “us” refer to the business of Intercure and its subsidiaries. Unless otherwise specified, references in this section to “we”, “our” and “us” refer to the business of Intercure and its subsidiaries.

We (more specifically through Canndoc) are a pioneer in the production (including the breeding, cultivating and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 15 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally-sanctioned regime for the production, manufacturing and distribution of cannabis for medical use. Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis-based branded products to patients in all territories that permit and regulate the distribution of pharmaceutical-grade cannabis, including Israel, the European Union and Australia.

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

We were an early leader in the global medical-use cannabis market and we were one of the first licensed producers of cannabis for medical use in Israel, where medical use of cannabis has been permitted and regulated since 2008. Our pharmaceutical-grade cannabis products are manufactured using processes that are certified and in compliance with the IMCA standards, including IMC-GMP standards, which are substantially similar to the Good Manufacturing Practice of the European Union (“EU-GMP”) standards. GMP certification is an internationally recognized standard that is the primary quality standard that pharmaceutical companies must meet in their production processes. Leveraging our more than 15 years of experience, we have developed production methods for consistent batches with well-defined cannabinoid profiles by following strict protocols, utilizing proprietary cannabis genetics and leveraging our scalable climatized greenhouse technology. All of our products are analyzed by IMCA-certified laboratories using established testing procedures that ensure standardized cannabinoid compound ratios and potency, or cannabinoid profiles.

We believe that our future growth is dependent upon our ability to further develop and commercialize our extensive know-how regarding the production of high-quality pharmaceutical-grade cannabis and on our success in implementing our plans to increase our production capabilities and to expand our global distribution network, enabling us to distribute our products in Israel, the European Union and Australia.

One of our production facilities is located in a Kibbutz in Southern Israel, with a gross area of 1.7 million square feet. Prior to October 7, 2023, this facility was operating in its first phase of development which uses 300,000 square feet of the available space and produces seven tons of cannabis annually.

Since October 7, 2023, State of War was declared by the Israeli government. As of this date, there is limited access to the Southern Facility, and parts of the site are being used by the IDF, including, among others, the IDF’s medical corps. For additional information, See “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations.

In the event that the Southern Facility will become fully operational at its maximum capacity and all regulatory approvals are received, full operation of its facility will allow us to produce approximately 88 tons of pharmaceutical-grade cannabis per year. In the event that we are able to bring our facilities located in the Southern Facility to their full operational capacity subject to increased demand for our products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. The Company is currently in the initial stages of plans regarding the expansion of our capacity in the Southern Facility.

In addition, we also operate the Northern Facility, a production facility with a gross area of 55,000 square feet, which can produce up to three tons of pharmaceutical-grade cannabis per year. We have the option to expand our production area in this facility to a total of approximately 160,000 square feet, which would increase our total production capacity to up to 10 tons of pharmaceutical-grade cannabis per year.

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

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes twenty-five pharmacies and stores across Israel, the UK and Austria under different brands, including Givol™, Max Pharm and Cookies.

Out of the twenty-five pharmacies and stores, twenty already possess permits and licenses for distributing medical cannabis. The remaining five are at various stages of development towards being able to distribute medical cannabis and we are in the process of obtaining licenses for these additional five pharmacies and stores.

On January 31, 2024, we entered into a share purchase agreement with the shareholders of Leon Pharm Ltd. (the “Sellers”, and “Leon Pharm”, respectively) to purchase Leon Pharm, a leading, Israel-based pharmacy chain specializing in dispensing medical cannabis in Israel, by way of a share purchase of all of the issued and outstanding share capital of Leon Pharm. Established in 1988, Leon Pharm is one of the leading private pharmacy chains in Israel, specializing in the customization of pharmaceutical products and cannabis for patients along with providing a high level of professional service. The transaction is expected to be accretive to the Company’s business model and is expected to close upon the fulfilment of certain closing conditions. Upon the completion of this transaction (which, is expected to occur by June 2024), we will add four new pharmacies to our chain of pharmacies in major cities throughout Israel.

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

Intercure has 14 direct subsidiaries:

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

●	Pharma Zone’s operations are focused on the management and operation of the Pharma Zone trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Bio Max Pharm operations are focused on managing and operating two pharmacies in Holon and Rishon Lezion.

●	Club Pharm Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the commercial center (M-Haderh) in the Emek Hefer district.

●	My Binyamina Club Pharm 2022 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Binyamina.

●	GreenLog Global Ltd.’s operations are focused on managing and operating the Greenlog trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Doron Pharmacy Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Ra’anana.

●	Maayan Haim Pharmacy 2015 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Bait Dagan. In March 2024, Intercure and its partner in Maayan Haim Pharmacy 2015 Ltd. signed a separation agreement, pursuant to which we expect to sell our entire stake in Maayan Haim Pharmacy 2015 Ltd. We expect the separation to be completed in the second half of 2024.

●	Ahuza Pharmacy D.Y.’s operations are focused on managing and operating a pharmacy in the city of Ra’anana. The Ahuza pharmacy is yet to be approved for selling medical cannabis.

●	Orni Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Tel-Aviv.

●	Arihut Yamim Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Ashdod. As of the date of this Annual Report, we have asserted claims against the prior owners in relation to this company. A legal dispute is currently ongoing.

●	Amidar Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Naharia.

●	Medicine Center G.G Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Bnei Brak.

Our Strengths

We believe our key competitive strengths include the following:

We have been a pioneer of cannabis for medical use for over 16 years. We have been producing cannabis for medical use since 2008 and are one of the first licensed producers and distributors of cannabis and cannabis-based products in Israel. We were the first to import cannabis for medical use into Israel for distribution in the Israeli market and we were the first to export cannabis for medical use to a country in the European Union.

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

Strategic Partnerships. We have entered into long-term exclusive strategic partnerships with leading companies of the industry. We have exclusive long-term partnerships with Tilray, Organigram, Charlotte’s Web, Cookies, Tyson, Binske and Helios. These partnerships provide us with product sources and access to our partner’s facilities. This allows us to increase our global footprint and provide access to increased raw material if we need it to meet demand. Together with our local and EU production and distribution channels, we are able to create a dynamic international supply chain for our GMP-branded products.

Expansion into the CBD market. Our strategic partnership with the number one global leader in hemp extracts, Charlotte’s Web, was the first partnership we undertook in the CBD space. This agreement includes long-term exclusive distribution rights of Charlotte’s Web’s products in Israel and further non-exclusive distribution rights in the European market. This strategic partnership entails research and development, new product development in Israel, the supply of raw material for Israeli industrialists and manufacturing in Israel and Europe. The noted partnership is subject to the receipt of the required regulatory approvals and the removal of CBD from the Israeli Dangerous Drug Ordinance (“DDO”). Although the delisting of CBD from the illegal substance list has been a topic of discussion among various government officials in Israel, the recent change in government in December 2022 has resulted in the uncertainty of when, or if, the legislation will proceed. In August 2023, the IMCA published a report titled “Comprehensive reform in the field of medical cannabis - enabling regulation”. The report refers to the current regulatory status of CBD, providing timelines for the removal of CBD from the DDO in February 2024. However, this has yet to have occurred.

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

We are developing a global distribution network. We distribute pharmaceutical-grade cannabis products in Israel (using authorized distributors that are IMC-GDP certified) to all of the pharmacies in Israel that are authorized to distribute cannabis products. In addition, through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes twenty-five pharmacies and stores across Israel the UK and Austria under different brands including Givol™, Max Pharm and Cookies. Out of the twenty-five pharmacies, twenty already possess permits and licenses for distributing medical cannabis. The remaining five are at various stages of development; while some operate like regular pharmacies selling prescription and over-the-counter medicines, others are still under construction or awaiting regulatory approval. We are in the process of obtaining licenses for these additional five pharmacies.

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

Build a leading global brand. Our plan is to distribute all products produced by us, our joint ventures and our partners under two main global “Cookies” and “CANNDOC” brand and our sub-brands (including, “Indoor”, “Diamonds”, “Stars”, “Utopia”, “Cali”, “Tyson”, Binske” and “Humboldt”)) in order to build global brand awareness of and loyalty to our pharmaceutical-grade products. We design our packaging to have a look and feel that is consistent with other prescribed medicines to reflect the pharmaceutical-grade quality of our products. Our packaging displays ratios of specific cannabinoid compounds and the required disclosures for the relevant jurisdiction of distribution. We believe this strategy will instill physician and patient confidence in us, leading to a greater adoption of our products.

Establish distribution networks in all territories with full regulation of the medical-use cannabis industry. In addition to our distribution networks in Israel, we are establishing distribution channels for our products in all fully-regulated markets, including Germany, the United Kingdom, Australia and Switzerland. Although to date none of our products have been distributed through any of our distribution partnerships, we anticipate that we will be able to commence distributions after meeting local regulatory requirements. We anticipate that these distribution channels will be established by way of joint ventures and distribution agreements with local licensed distributors to address both the current and anticipated demand for medical use cannabis. We have also established relationships with the distributors of pharmaceutical products in markets where we expect cannabis for medical use will become fully regulated in the near future. Establishing distribution capabilities with local partners will allow us to be an early mover and ultimately a leader in these future markets.

Optimize our supply by diversifying production capabilities and maintaining inventory to meet demand. We are continuing to expand our production capabilities in Israel. To ensure that we have a sufficient supply of product available to enter the European Union market, including the German market, in the near term. Although our products are not currently produced in any European Union countries, we plan to implement a worldwide footprint to optimize our management of supply based on cost of production and to ensure that we have a consistent supply for the markets that we are targeting. For additional information, see “Item 4.B — Business Overview — Exclusive Partnerships—Germany”, and “Item 4.B — Business Overview — Applicable Laws and Regulations—Germany.

Maximize operational efficiency. We made a strategic decision to outsource manufacturing and distribution operations to IMC-GMP and IMC-GDP certified third parties in 2016, when new Israeli regulations significantly increased the costs of these functions. Beginning in 2020, with the acquisition of Cannolam, we expanded our business model to include distribution capabilities through our network of pharmacies. As we scale our operations and expand into larger markets outside of Israel, our management team plans to explore the commercial and operational benefits of returning to a vertically integrated model, including our ability to control the entire value-chain, from our genetics to the distribution of our branded products to pharmacies. We believe that our prior experience operating throughout the entire value chain enables us to achieve our goal of maximizing operational efficiency, whether vertically integrated or not, while maintaining our high quality. In addition, the Company expects that the new IMCA Reform, which came into effect on the 1st of April 2024, will have a positive effect, due to the ease of regulation in several areas that the Company operates in.

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

Delivery Formats

We offer products in established delivery formats that facilitate the absorption of active compounds in a patient’s body.

Our current portfolio of cannabis-based products for distribution in Israel includes the following delivery formats:

●	Dried cannabis inflorescences, where the overall weight of cannabis (net) in each package is 10 grams.

●	Cannabis extract mixed with oil, sold in bottles where the overall volume of product is 10 ml.

We plan to evaluate other markets, and develop products using delivery formats that address patient needs and preferences and comply with applicable regulatory requirements. With the development of scientific research and regulatory momentum, we may develop products in the future that use other delivery formats, such as capsules or patches. We plan to continue to develop formulations and delivery methods to achieve targeted delivery and sustained release.

We invested in launching and creating demand for our product brands, including by co-branding certain of our products with our exclusive partners. Our packaging displays ratios of specific cannabinoid compounds and the required disclosures for each relevant jurisdiction of distribution.

Below are pictures of the packaging for our branded pharmaceutical-grade products that are distributed in Israel. Our packaging for products to be sold in Germany and other jurisdictions will be similar but will reflect the applicable regulatory requirements in those territories.

Our Operations

With over 16 years of operations, we have gained significant experience and know-how throughout the entire value chain of producing and distributing cannabis and cannabis-based products for medical use. We strive to ensure that the materials and processes that go into the production and manufacturing of our products comply with the highest standards.

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

The Northern Kibbutz

As noted above, we have rights to our production facility in northern Israel through a joint venture with Beit HaEmek Kibbutz, a kibbutz located in the northern region of Israel (the” Northern Facility”). Our relationship with The Northern Kibbutz is governed by a partnership agreement (the “Northern Kibbutz Agreement”, establishing the “Northern Kibbutz Partnership”), entered into in May 2015. We hold 70% of the voting rights and rights to profits and losses of this partnership and the Northern Kibbutz holds the remaining 30% of such rights. The operation of the venture is done by an unregistered corporation according to the Northern Kibbutz Agreement. The Parties entered into an amendment agreement, pursuant to which and subject to the IMCA approval and the approval of the Israeli tax authorities, the operations of the Northern Facility will be transferred to an “Agricultural Cooperative Organization” owned by the parties as mentioned above (70% Canndoc and remaining 30% of the Kibbutz). As of the date of this Annual Report, the application for such an amendment is pending IMCA approval. During this time period and regardless of the outcome of the noted approvals, the parties agreed that the operations will continue as usual.

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

The Southern Facility

As noted above, we have also entered into an agreement with Kibbutz Nir-Oz, a kibbutz located in the southern region of Israel (the “Southern Facility”), to establish a large-scale production facility in southern Israel, which will also utilize climatized greenhouses and operate in tandem with our facility in northern Israel. Our relationship with the Southern Facility is governed by a partnership agreement (the “Southern Facility Agreement”, establishing the “Southern Facility Partnership”), entered into in April 2019. We hold 74% of the voting rights of this partnership and the Southern Facility holds the remaining 26% of such rights. The Kibbutz will be eligible to 26% of the profits of the partnership, once it starts generating revenue.

Under the terms of the Southern Facility Agreement, the Southern Facility has agreed to make the approximately 540,000 square feet of land plus operational facilities available for use by the Southern Facility Partnership during the term of the Southern Facility Agreement. We also have the option to expand the land made available up to approximately 1 million square feet or a total of approximately 1.7 million square feet including operational facilities, which option must be exercised before April 2024. The Southern Facility has rights to lease the site, which it holds pursuant to a lease, dated June 22, 2016, between the Southern Facility and the Land Administration.

The Southern Facility Agreement contains customary representations and warranties, ownership, confidentiality, noncompete, indemnification and insurance provisions. The Southern Facility Agreement requires the consent of the Southern Facility for certain decisions, including approval of (v) the sale of the entire assets of the Southern Facility Partnership or a material part thereof or the transfer of a material business operation of the Southern Facility Partnership to any other person or corporation; (w) dilution of rights or holdings of the Southern Facility in the Southern Facility Partnership or any other action that might affect the rights of the Southern Facility; (x) change in the business of the Southern Facility Partnership, including the place of its business, entry into a sphere of activity that is not part of the business of the Southern Facility Partnership or termination of an existing business operation of the Southern Facility Partnership, and (y) transactions between the Southern Facility Partnership and related parties. The Southern Facility Agreement has an initial term of ten years, with an option to extend the term for an additional ten years. This extension option is automatically renewed, subject to compliance by the parties with the terms and conditions of the Southern Facility Agreement. Each party to the Southern Facility Agreement is entitled to terminate the Southern Facility Agreement only in the event of an uncured breach, insolvency of the other party or force majeure event. Upon expiration of the term, the Southern Facility will retain all fixtures and we shall not be entitled to any reimbursement for any investment or appreciation attributed to the facility or its land.

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

The facilities located in the Southern Facility are one of the largest medical cannabis production sites in Israel and in the world, covering a total area of approximately 1.7 million square feet. Prior to the war, this facility was operating in its first phase of development which uses 300,000 square feet of the available space and produces 7 tons of cannabis annually. Assuming that we exercise our option to expand the available land such that the Southern Facility is fully operational at its maximum capacity and all regulatory approvals are received, full operations of its facility will allow us to produce approximately 88 tons of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel.

Further, in December 2020, we received a permanent license from the IMCA for our facilities located in the Southern Facility for the handling and possession of dangerous drugs under Sections 6 and 7 of the Israeli DDO. The license permits us to breed and cultivate cannabis plants and process inflorescences and plants under IMC-GAP-quality conditions, subject to customary limitations.

Since October 7, 2023, Israel has remained in a State of War, as declared by the Israeli government. As of this date, there is limited access to the Southern Facility, and parts of the site are being used by the Israel Defense Forces (the “IDF”), including, among others, the IDF’s medical corps. For additional information, See “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations.

We plan to bring our facilities located in the Southern Facility to their full operational capacity subject to increased demand for our products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. The Company is currently in the initial stages of plans regarding the expansion of our capacity in the Southern Facility .

International

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

Exclusive Partnerships

We have entered into the following partnerships, all of which provides us with exclusive relationships to distribute the noted products within certain geographical areas. While the partnership are at various stages in their development, we have yet to fully operationalize any of them and currently only operate in Israel (although, Organigram, Tilray, Binske and Tyson are our key suppliers and we have a vast variety of customers (licensed pharmacies) which include Super Pharm, although we do not depend on a single specific customer. Our products are distributed via Novolog, SLE and our owned trade houses, which are all licensed distributors in accordance with the New Regulations. Management believes that these existing partnerships will allow Intercure to be well positioned following the resolution of certain regulatory matters and the partnerships becoming fully operational, but there is no assurance that this will take place, see “Applicable Laws and Regulations” and Item 3.D. “Risk Factors”.

Cookies

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam has the exclusive rights to use the Cookies brand in Israel. Cannolam opened a Cookies branded pharmacy in Jerusalem and one in Be’er Sheva was approved to sell medical cannabis in the third quarter of 2022.

In April 2021, we expanded our partnership with Cookies by entering into a letter of intent to expand the Cookies brand into Europe. According to the letter of intent, we will establish joint ventures in European countries that focus on cultivating, manufacturing, and distributing Cookies branded products. In addition, we cultivating Cookies branded products at our southern facility in Israel which we also plan will supply Cookies products to Cookies stores throughout Europe. Sales of Cookies branded products are subject to obtaining all regulatory approvals in Europe, including export permits and product registration in certain territories.

Further, we entered into a multi-year agreement with Cookies in December 2021 to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in Austria opened its doors in the second quarter of 2022 while our first store in the UK is expected to be open in the third quarter of 2024, due to delays caused by local regulations.

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

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portugal. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. We have not continued pursuing this matter as the Israeli company which acquired products from Tilray entered into liquidation proceedings and its relationship with Tilray no longer exists and the Company and Tilray have returned to discussing importing shipments to Israel.

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

On November 17, 2022, we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried inflorescence to Intercure. The new strategic agreement contemplates up to 20,000 kg of dried inflorescence to be supplied to Intercure’s international supply chain. Subject to the terms and conditions of the new strategic agreement, Organigram has agreed to exclusively supply Intercure in Israel for a period of three years and a right of first refusal for one additional year. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into Intercure’s international supply chain, subject to local regulations. Almost 3.5 tons were already imported under the new strategic agreement with Organigram. The new strategic agreement replaces the initial strategic agreement.

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

Carma Holdco

On June 23, 2023, we entered into exclusive multi-year binding License Agreement with Carma Holdco, Inc. (“Carma”), dba Tyson 2.0 Inc. Under said agreement, that is governed by the laws of the State of Israel, Carma granted to the Company an exclusive distribution license to, cultivate, manufacture, sell, market, and distribute all approved products and brands of TYSON in Israel, Australia, United Kingdom, Germany and other EU countries such as Switzerland (the “InterCure’s License”). The Company will also have the right to use the name, the marks and the TYSON intellectual property in those territories. In April 2024, we learned that Carma have teamed up with a third party to exclusively cultivate, manufacture, and distribute TYSON branded THC products such as flower, concentrates and consumables across Germany and the United Kingdom (UK), which we believed violated the exclusivity of the InterCure’s License. As of this date, we are exchanging correspondence with Carma, and in contrary to Carma’s claims, InterCure is asserting that the InterCure’s License and InterCure’s exclusivity rights in Germany and UK remain in full force and effect.

Binske

On December 19, 2022, we announced that we have entered into a definitive licensing agreement with Praetorian Global Inc., based in Florida, and the parent company of the award-winning cannabis brand Binske, that agreed to grant InterCure an exclusive multi-year right to cultivate, manufacture, market and distribute Binske-Branded products in major global pharmaceutical markets including Israel, Germany, Australia and others. As part of the Agreement, Binske will provide the Company access to its intellectual property, including genetics, formulations and know-how for cultivation and manufacturing of Binske-branded cannabis products and the Company’s facilities. In addition, Binske will provide InterCure with IP relating to extraction formulations and the production of downstream products developed by Binske, and will support InterCure’s team with training of manufacturing and cultivation methods that are tailored for Binske’s exacting standards. Under the terms of the agreement, InterCure will produce and distribute the branded products leveraging its international supply chain using the Company’s medical cannabis-dedicated pharmacy chain.

InterCure is of the view that Binske has pioneered the premium medical and recreational markets in the United States through its meticulous focus on standards, quality, and consistency. Lauded for its proprietary strains, craft ingredients, full product suite of nearly 200 offerings, and best-in-class packaging, Binske offers luxury, artisan-quality products using purposefully sourced ingredients that have earned widespread recognition, making it one of the largest and most recognizable brands in the American market. The Binske brand has won numerous cannabis related awards including Leafly’s Best Overall Brand, Best Edibles and Best Concentrates. The Company considers Binske’s sophisticated product offerings, coupled with their innovative brand identity, to set them apart from the rest of the marketplace. The agreement brings these award winning products exclusively to Intercure’s Israeli hub to manufacture and distribute all Binske Branded Products under EU-GMP standards, exclusively to the international pharmaceutical space.

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

Super-Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes. Pursuant to the Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tons of our medical cannabis products for a period of three years. The parties to the Super Pharm Agreement covenanted to negotiate in good faith and enter into a detailed agreement within 90 days from the date of the Super Pharm Agreement and subsequently extended it several times. In December 2023, following long negotiations between the parties, we entered into a new binding distribution agreement with Super Pharm. In this agreement, among other things, it is agreed that we will provide Super Pharm with our medical cannabis products throughout the term of the agreement, which was set for an unlimited period (subject to its termination by providing advance notice in accordance with the terms specified therein).

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

Bazelet

Bazelet Group holds the largest production facility for cannabis products in Israel that acted according to strict standards as IMC-GMP and EU-GMP. There is a close collaboration between the Company and Bazelet, whereby Bezelet provides production and distribution services to the Company in the Israeli market. The parties are also currently developing new product formats together for the international markets.

International

Germany

In June 2019, we formalized our entry into the German market through a non-exclusive distribution agreement (the “German Distribution Agreement”) with a licensed distributor, for the purpose of marketing our pharmaceutical-grade cannabis products in Germany. Despite the elapsed time since this agreement was signed, no distribution of our medical marijuana products under the German Distribution Agreement has yet occurred. The involved parties are diligently evaluating the most viable strategies to penetrate the German medical cannabis sector effectively.

During the year 2023, the German legislative landscape saw considerable debates around the CanG bill. This legislation, which was first enacted in February 2024 and came into effect on April 1, 2024, is poised to significantly impact the German cannabis market by enabling both medical and adult-use cannabis. Under the newly approved bill, cannabis will be reclassified, removing it from the list of controlled narcotics. This pivotal change allows for easier prescribing by medical professionals. The bill also introduces the concept of social clubs, which can distribute up to 25 grams of cannabis daily to each of their 500 members, and permits the home cultivation of up to three cannabis plants. Additionally, the legislation specifies that individuals aged 18 to 21 are allowed to purchase up to 30 grams per month of cannabis products, with a THC content capped at 10%. With the passage of this bill, Germany becomes the fifth nation globally to legalize cannabis for adult recreational use alongside its medicinal application.

On March 22, 2024, the Company announced its intention to launch its inaugural product offerings in the German market in the forthcoming months. This announcement aligns with our strategic objectives to extend our international presence and leverage the evolving regulatory landscape in Germany following the enactment of the Cannabis Act. This initiative signifies a critical step in our efforts to distribute pharmaceutical-grade cannabis products within Germany, responding to both medicinal and adult-use demands. The Company’s anticipation of introducing its products in Germany underscores our strategic approach towards capturing emerging opportunities in the global cannabis market, further solidifying our position as a leader in the field.

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

UK

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in the UK is expected to open during 2024 as a result of delays caused by local regulations.

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

It’s worth noting that our clinical studies program experienced significant setbacks in 2020-2021 as a result of COVID-19, and at this point, we remain uncertain as to when the studies will be initiated. Additionally, due to significant delays in our clinical program timeline and changes in excepted regulations in Israel, EU and the US, we are currently evaluating our clinical program. As of the date of this report, the majority of the clinical trial costs are being borne by our partners.

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

Additional Investments in the Biomed field

We have invested in companies in the biomed field. As of the date hereof, we hold approximately, 0.03% of the issued and paid-up capital of F.O.R.E Biotherapeutics Ltd., and 0.7% of the issued and paid-up capital of XTL Biopharmaceuticals Ltd. (“XTL”).

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

Intellectual Property

Our intellectual property rights are important to our business. The Company relies on non-disclosure and confidentiality agreements to protect its intellectual property rights. We have submitted trademark applications for our brand and logo in Israel, Canada, the United States and member states of the European Union, and trademarks for the Canndoc brand have been registered in Israel, UK, Poland, Denmark, Germany, and the US

During the year ended December 31, 2021, we applied for and received full protected breeding rights on five of our strains. We are in the process of applying for more protected breeding rights in Israel and seek to apply for protective rights in any jurisdiction in which such rights may be registered under the Plant Convention, or any other applicable rules and regulations that provide legal protection, similar to the protection afforded to the owners of technological inventions, to the proprietary rights of breeders in the new plant varieties they breed.

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

Although the delisting of CBD from the illegal substance list has been extensively discussed by government officials from both the right and left wing, it is unlikely that the new government elected in Israel in November 2022 will proceed with the legislation, leaving the timeline for CBD’s delisting uncertain. InterCure intends to begin the process of registering CBD products including Charlotte’s Web’s products as soon as the CBD substance will be delisted and the Minister of Health’s regulations come into effect.

In August 2022, the MOH published a draft outline of the transition reform from licenses to prescriptions for medical treatment of cannabis (the “Proposed Outline”). On June 13, 2023, the health committee of the Knesset approved The Dangerous Drugs Regulations (Amendment), 2023 (hereinafter referred to as the “Regulations Amendment”), which entail a model change from issuing licenses to prescriptions permits in a number of indications as a first step following the publication of the Proposed Outline. The Regulations Amendment allows accessibility and significant bureaucratic relief for patients in these indications. The purpose of the new prescription model is to enable qualified specialist doctors (excluding general practitioner, family physician, internal physician and pediatrician) to write prescriptions for medical cannabis for patients under the supervision of health care providers (widely known as Kupat Holim), without requiring a usage license from the Ministry of Health.

The main changes in the Regulations Amendment are: (i) any specialized doctor can issue permits without the need for specialized training; (ii) the permits for the use of cannabis will be in the form of prescriptions for a number of indications, and not in the form of licenses from the MOH as the current framework requires; .(iii) The regulations Amendment significantly simplifies operational processes for cultivation and manufacturing sites by transferring greater responsibility to these entities. This includes a reduction in the frequency of mandatory audits and required tests for companies that demonstrate compliance with a robust quality management system. Additionally, the amendment liberalizes the production chain, allowing for more flexible licensing options: entities can obtain licenses for cultivation without the need for postharvest facilities, or for manufacturing facilities that include postharvest activities. These changes reflect a significant shift in the IMCA’s oversight approach, emphasizing the delegation of regulatory responsibilities to the companies themselves. (v) The amendment enhances support for innovation and R&D by making the research approval process more transparent. It introduces a structured research license applicable to cultivation or manufacturing facilities. This enables researchers to prescribe medical cannabis to study participants, establishing a transparent protocol to assess the safety and efficacy of new medical cannabis administration methods through clinical trials. (vi) The amendment also streamlines the export process, allowing exports to be conducted based on a declaration, without the necessity for on-site inspections. This facilitates the movement of raw materials or products between companies for export purposes and allows EU-GMP certification by the Institute for Audit and Standardization or another entity authorized by the Director General of the Ministry of Health, for manufacturing facilities that meet the stipulated criteria. (vii) The new regulation includes a new product category table in that aligns with the EU pharmacopeia and a new packaging design standards. (viii) The definition of a dangerous drug is refined, particularly concerning CBD. Following the recommendations of the Shemer Committee and the assessments of the follow-up team led by Dr. Boaz Lev, the Ombudsman for Medical Professions, the amendment considers limiting the classification of cannabis as a dangerous drug solely to variants containing psychoactive THC concentrations of less than 0.3%. This change is proposed to take effect from February 2024. As of the date of this report, this change has not been implemented yet

The Regulations Amendment will come into effect within 180 days from the date of their publication.

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

Medicinal cannabis imported under the Narcotics Convention, subject to a license under the BtMG, may be placed on the market only by a registered pharmacist and only in the form of dried cannabis inflorescences or cannabis extracts in a quantity that is approved for individual prescription. BfArM has approved three cannabinoid profiles for medicinal use in Germany. Besides dried cannabis inflorescences and cannabis extracts, the ready-to-use drugs Sativex® and Canemes® as well as the drug prepared on prescription dronabinol are permitted in the German market.

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

In June 2019, we formalized our entry into the German market through a non-exclusive distribution agreement (the “German Distribution Agreement”) with a licensed distributor, for the purpose of marketing our pharmaceutical-grade cannabis products in Germany. Despite the elapsed time since this agreement was signed, no distribution of our medical marijuana products under the German Distribution Agreement has yet occurred. The involved parties are diligently evaluating the most viable strategies to penetrate the German medical cannabis sector effectively. During the year 2023, the German legislative landscape saw considerable debates around the CanG bill. This legislation, which was first enacted in February 2024 and came into effect on April 1st, 2024, is poised to significantly impact the German cannabis market by enabling both medical and adult-use cannabis. Under the newly approved bill, cannabis will be reclassified, removing it from the list of controlled narcotics. This pivotal change allows for easier prescribing by medical professionals. The bill also introduces the concept of social clubs, which can distribute up to 25 grams of cannabis daily to each of their 500 members, and permits the home cultivation of up to three cannabis plants. Additionally, the legislation specifies that individuals aged 18 to 21 are allowed to purchase up to 30 grams per month of cannabis products, with a THC content capped at 10%. With the passage of this bill, Germany becomes the fifth nation globally to legalize cannabis for adult recreational use alongside its medicinal application.

On March 22, 2024, we announced our intention to launch our inaugural product offerings in the German market in the forthcoming months. This announcement aligns with our strategic objectives to extend our international presence and leverage the evolving regulatory landscape in Germany following the enactment of the Cannabis Act. This initiative signifies a critical step in our efforts to distribute pharmaceutical-grade cannabis products within Germany, responding to both medicinal and adult-use demands. The Company’s anticipation of introducing its products in Germany underscores our strategic approach towards capturing emerging opportunities in the global cannabis market, further solidifying our position as a leader in the field.

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

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Canndoc Ltd.	Israel	100%
Cannolam Ltd.	Israel	100%
Pharmazone Pharmacy Ltd	Israel	100%
Ahuza Pharmacy D.Y Ltd.	Israel	100%
Maayan Haim Pharmacy 2015 Ltd	Israel	51%
Doron Pharmacy Ltd	Israel	100%
(MSMS) Greenlog Global Ltd	Israel	100%
My Binyamina Club Pharm 2022 Ltd	Israel	51%
Club Pharm Ltd	Israel	100%
Bio Max Partnership	Israel	55%
Amidar Pharmacy Ltd.	Israel	51%
Medicine Center G.G. Ltd.	Israel	51%
Orni Pharmacy	Israel	51%
Arihut Yamim Pharmacy	Israel	100%

D.	Property, Plants and Equipment.

The Southern Facility

Since the beginning of the war on October 7, 2023, the Southern Facility in Nir Oz was designated by the Israeli authorities as a closed military area and as of this date, there is limited access to the Southern Facility, and administrative parts of the site are being used by the IDF including, among others, the IDF’s medical corps. The Company has begun the process of restoring the Southern Facility. According to Israeli Law, due to the location of the Company’s Southern Facility, the company is entitled to full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. Intercure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received tens of millions of shekels as advance payments from the Israeli authorities in relation to such compensation.

Through our partnership with Kibbutz Nir-Oz, we are establishing a large-scale production facility covering a total gross area of 1.7 million square feet in southern Israel, which will also utilize climatized greenhouses and operate in tandem with our facility in northern Israel. 300,000 square feet of the production site are operational and produce up to 7 tons of pharmaceutical-grade cannabis per year. Once the facility reaches full operating capacity, assuming that the facility is fully operational at its maximum capacity and all regulatory approvals are received, it will be able to produce approximately 88 tons of pharmaceutical-grade cannabis per year. Our facility and the production processes implemented there are certified under the IMC-GAP standards as well as the IMC-GSP standards, which contain strict detailed protocols for security at the site. We hold licenses for nursery and cultivation issued by the IMCA that is set to expire in 2024 with respect to this facility. We will continue to develop and extend the southern facility capacity based on the regulatory development and demand for our products. We believe that operating the southern facility at its current capacity will supply our production needs for the following twelve to eighteen months. We plan to bring our facilities located in the Southern Facility to their full operational capacity subject to increased demand for our products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. The Company is currently in the initial stages of plans regarding the expansion of our capacity in the Southern Facility.

The Northern Facility

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

Overview

This Operating and Financial Review and Prospects provides an analysis of the financial operating results for the year ended December 31, 2023. In this section of Item 5, references to the “Company,” “Intercure,” and “we,” “us,” and “our” are intended to refer to the business and operations of Intercure Ltd. and its subsidiaries, unless the context clearly indicates otherwise.

This section should be read in conjunction with the Company’s audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2023 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS.

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

Overview

We are an Israeli public corporation with shares listed for trading on the Tel Aviv Stock Exchange under the symbol “INCR”, and on the Nasdaq under the symbol “INCR”.

Intercure has 14 direct subsidiaries:

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

Nasdaq Listing

On September 1, 2021, our ordinary shares commenced trading on the Nasdaq Global Market under the ticker symbol “INCR”. The ordinary shares continued to trade on the Tel Aviv Stock Exchange.

TSX Listing

Previously, our shares were listed on the TSX under the symbol “INCR:U”. In August 2023, following approval by the TSX, our shares were delisted from trading of the TSX.

Full Year 2023 Key Financial & Operating Highlights

For Intercure (on a consolidated basis):

●	Fiscal year 2023 revenue and Adjusted EBITDA of NIS 356 million and NIS 53 million, respectively, representing an decrease of 9% and 31% year-over-year, respectively. This is mainly due the war in Gaza and the damages caused by the terrorist attack on October 7, 2023.

●	Our consolidated operating profit for the year ending December 31, 2023, before the goodwill and property impairments, was NIS 26 million (or, minus NIS 42 million after goodwill and property impairments), compared to a consolidated operating profit of NIS 51 million before goodwill and property impairments for the year ending December 31, 2022.

●	Negative cash from operations of NIS 54 million for the year ending December 31, 2023 compared to positive cash from operations of NIS 51 million for the year ending December 31, 2022.

●	According to Israeli Law, due to the location of the Company’s Southern Facility, the Company is entitled to full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. Intercure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received tens of millions of shekels as advance payments from the Israeli authorities in relation to such compensation.

●	The Company added 4 locations to its leading medical cannabis dedicated pharmacy chain to a total of 29, 24 of which are actively dispensing medical cannabis.

●	Cash and cash equivalents and restricted cash of NIS 111 million on December 31, 2023 compared to NIS 246 million in December 31, 2022, primarily due to the repayment of loans.

For the cannabis operations specifically:

●	Revenue of NIS 356 million for the full year ended December 31, 2023 compared to NIS 389 million for the same period in 2022.

●	fifteenth consecutive quarter of profitability for InterCure, with both Q3 and Q4 showing a positive EBITDA of 13 and 16 consecutively.

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

Israeli Production Facilities

Since October 7, 2023, Israel has remained in a State of War, as declared by the Israeli government. As of this date, there is limited access to the Southern Facility, and parts of the site are being used by the Israel Defense Forces (the “IDF”), including, among others, the IDF’s medical corps. For additional information, See “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations.

Through our partnership with Kibbutz Nir-Oz, prior to the war, we operated one of the largest and most advanced medical cannabis production sites in Israel and in the world, covering a total area of 1.7 million square feet, of which 300,000 square feet were operational and produced up to 7 tons of pharmaceutical-grade cannabis per year. Full development of the southern facility will allow us to produce up to approximately 88 tons of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel.

Through our partnership with Beit HaEmek Kibbutz, we own and operate our primary production facility, located in northern Israel, utilizing climatized greenhouses. This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3 tons of pharmaceutical-grade cannabis per year. Full development of the northern facility will allow us to produce up to 12 tons of pharmaceutical-grade cannabis per year.

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

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in Austria opened in the second quarter of 2022 and our first store in the UK is expected to open in in the second quarter of 2024 as a result of delays caused by local regulations.

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

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portugal. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. We have not continued pursuing this matter as the Israeli company which acquired products from Tilray entered into liquidation proceedings and its relationship with Tilray no longer exists and the parties have returned to discussing importing shipments to Israel.

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

On November 17, 2022 we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried inflorescences to InterCure. The New Strategic Agreement contemplates up to 20,000 kg to be supplied to InterCure’s international supply chain. Subject to the terms and conditions of the New Strategic Agreement, Organigram has agreed to exclusively supply Intercure in Israel for a period of three years and one extra year with a right of first refusal. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into Intercure’s international supply chain, subject to local regulations. Almost 3.5 tons have already been imported under the New Strategic Agreement.

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

Carma Holdco

On June 23, 2023, we entered into exclusive multi-year binding License Agreement with Carma Holdco, Inc. (“Carma”), dba Tyson 2.0 Inc. Under the said agreement, that is governed by the laws of the State of Israel, Carma granted to the Company an exclusive distribution license to, cultivate, manufacture, sell, market, and distribute all approved products and brands of TYSON in Israel, Australia, United Kingdom, Germany and other EU countries such as Switzerland (the “InterCure’s License”). The Company will also have the right to use the name, the marks and the TYSON intellectual property in those territories. In April 2024, we learned that Carma have teamed up with a third party to exclusively cultivate, manufacture, and distribute TYSON branded THC products such as flower, concentrates and consumables across Germany and the United Kingdom (UK), which we believed violated the exclusivity of InterCure’s License. As of this date, we are exchanging correspondence with Carma in contrary to Carma’s claims, InterCure is asserting that the InterCure’s License and InterCure’s exclusivity rights in Germany and UK remain in full force and effect.

Binske

On December 19, 2022, we announced that we have entered into a definitive licensing agreement with Praetorian Global Inc., based in Florida, and the parent company of the award-winning cannabis brand Binske, that agreed to grant InterCure an exclusive multi-year right to cultivate, manufacture, market and distribute Binske-Branded products in major global pharmaceutical markets including Israel, Germany, Australia and others. As part of the Agreement, Binske will provide the Company access to its intellectual property, including genetics, formulations and know-how for cultivation and manufacturing of Binske-branded cannabis products and the Company’s facilities. In addition, Binske will provide InterCure with IP relating to extraction formulations and the production of downstream products developed by Binske, and will support InterCure’s team with training of manufacturing and cultivation methods that are tailored for Binske’s exacting standards. Under the terms of the agreement, InterCure will produce and distribute the branded products leveraging its international supply chain using the Company’s medical cannabis-dedicated pharmacy chain.

InterCure is of the view that Binske has pioneered the premium medical and recreational markets in the United States through its meticulous focus on standards, quality, and consistency. Lauded for its proprietary strains, craft ingredients, full product suite of nearly 200 offerings, and best-in-class packaging, Binske offers luxury, artisan-quality products using purposefully sourced ingredients that have earned widespread recognition, making it one of the largest and most recognizable brands in the American market. The Binske brand has won numerous cannabis related awards including Leafly’s Best Overall Brand, Best Edibles and Best Concentrates. The Company considers Binske’s sophisticated product offerings, coupled with their innovative brand identity, to set them apart from the rest of the marketplace. The agreement brings these award winning products exclusively to Intercure’s Israeli hub to manufacture and distribute all Binske Branded Products under EU-GMP standards, exclusively to the international pharmaceutical space.

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

Super Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Preliminary Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes (the “Super Pharm Pharmacies”). Pursuant to the Preliminary Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tonnes of our medical cannabis products for a period of three years, subject to signing a more detailed agreement (the “Super Pharm Agreement”). The parties to the Preliminary Super Pharm Agreement covenanted to negotiate in good faith and enter into the Super Pharm Agreement within 90 days from the date of the Preliminary Super Pharm Agreement. Super Pharm Agreement Negotiations have been extended several times. In December 2023, we entered into a new binding distribution agreement with Super Pharm. In this agreement, among other things, it is agreed that we will provide to Super Pharm with our medical cannabis products throughout the term of the agreement, which was set for an unlimited period (subject to its termination by providing advance notice in accordance with the terms specified therein).

c. Expansion of the Medical Cannabis Dispensing Operation

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes twenty-five pharmacies and stores across Israel, the UK and Austria under different brands, including Givol™, Max Pharm and Cookies. Out of the twenty-five pharmacies and stores, twenty already possess permits and licenses for distributing medical cannabis. The remaining five are at various stages of development towards being able to distribute medical cannabis and we are in the process of obtaining licenses for these additional five pharmacies and stores.

On January 31, 2024, we entered into a share purchase agreement with the shareholders of Leon Pharm Ltd. (the “Sellers”, and “Leon Pharm”, respectively) to purchase Leon Pharm, a leading, Israel-based pharmacy chain specializing in dispensing medical cannabis in Israel, by way of a share purchase of all of the issued and outstanding share capital of Leon Pharm. Established in 1988, Leon Pharm is one of the leading private pharmacy chains in Israel, specializing in the customization of pharmaceutical products and cannabis for patients along with providing a high level of professional service. The transaction is expected to be accretive to the Company’s business model and is expected to close upon the fulfilment of certain closing conditions. Upon the completion of this transaction, we will add four new pharmacies to our chain of pharmacies in major cities throughout Israel.

International

Germany

In June 2019, we formalized our entry into the German market through a non-exclusive distribution agreement (the “German Distribution Agreement”) with a licensed distributor, for the purpose of marketing our pharmaceutical-grade cannabis products in Germany. Despite the elapsed time since this agreement was signed, no distribution of our medical marijuana products under the German Distribution Agreement has yet occurred. The involved parties are diligently evaluating the most viable strategies to penetrate the German medical cannabis sector effectively. During the year 2023, the German legislative landscape saw considerable debates around the CanG bill. This legislation, which was first enacted in February 2024 and came into effect on April 1st, 2024, is poised to significantly impact the German cannabis market by enabling both medical and adult-use cannabis. Under the newly approved bill, cannabis will be reclassified, removing it from the list of controlled narcotics. This pivotal change allows for easier prescribing by medical professionals. The bill also introduces the concept of social clubs, which can distribute up to 25 grams of cannabis daily to each of their 500 members, and permits the home cultivation of up to three cannabis plants. Additionally, the legislation specifies that individuals aged 18 to 21 are allowed to purchase up to 30 grams per month of cannabis products, with a THC content capped at 10%. With the passage of this bill, Germany becomes the fifth nation globally to legalize cannabis for adult recreational use alongside its medicinal application.

On March 22, 2024, the Company announced its intention to launch its inaugural product offerings in the German market in the forthcoming months. This announcement aligns with our strategic objectives to extend our international presence and leverage the evolving regulatory landscape in Germany following the enactment of the Cannabis Act. This initiative signifies a critical step in our efforts to distribute pharmaceutical-grade cannabis products within Germany, responding to both medicinal and adult-use demands. The Company’s anticipation of introducing its products in Germany underscores our strategic approach towards capturing emerging opportunities in the global cannabis market, further solidifying our position as a leader in the field.

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

UK

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in the UK is expected to open during 2024 as a result of delays caused by local regulations.

Results of Operations

Financial data is expressed in thousands of NIS. The following tables present our results of operations for the periods denoted below.

For the year ended on December 31, 2023 as compared to the year ended December 31, 2022

	For the 12-month period ended on December 31
	2023	2022
Revenue	355,553	388,684
Gross income before impact of changes in fair value	108,339	158,957
Gross income	105,095	155,083
Research and development expenses	388	632
General and administrative expenses	42,610	36,082
Sales and marketing expenses	53,269	56,533
Changes in the fair value of financial assets through profit or loss, net	665	174
Share-based payments	2,592	8,907
Other expenses (income), net	(20,552)	2,128
Consolidated operating profit (loss) before Impairment losses	26,123	50,627
Impairment losses on goodwill and property, plant and equipment	67,690	-
Consolidated operating profit (loss) after Impairment losses	(41,567)	50,627
Total comprehensive profit (loss)	(63,533)	43,749

Interest / Financing cost	19,718	6,785
Tax expenses	2,248	93
Depreciation and amortization	13,166	11,699
EBITDA	(28,401)	62,326
Share-based payments	2,592	8,907
Other expenses, net (without other income from the Tax authorities)	75,292	2,128
Changes in the fair value of financial assets through profit or loss, net	665	174
Fair value adjustment to inventory	3,244	3,874
Adjusted EBITDA	53,392	77,409
Basic earnings (loss) per share	(1.36)	0.99
Diluted earnings (loss) per share	(1.36)	0.99

Revenues – Revenue for the full year 2023 represents a decline of 9% compared to the corresponding period last year. The decline was primarily derived from the damages caused to our operations since the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed. As stated, according to Israeli Law, due to the location of the Company’s Southern Facility, the company is entitled to full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. Intercure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received tens of millions of shekels as advance payments from the Israeli authorities in relation to such compensation.

Gross profit before effect of fair value – The gross profit for 2023 decreased by 32% to NIS 108 million, from NIS 159 million recorded in 2022. The decrease is mainly due to a decrease in revenues, alongside a decrease in the overall gross profit margin which decreased from 41% to 30%, as result of the damages caused to our operations since the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed, as well as financially struggling companies and companies exiting the market continuing to liquidate low-to-medium quality inventories at lower prices. This had an impact primarily on our ultra-medical and legacy products. As stated, According to Israeli Law, due to the location of the Company’s Southern Facility, the company is entitled to full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. Intercure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received tens of millions of shekels as advance payments from the Israeli authorities in relation to such compensation.

Consolidated Operating Profit (Loss) –Our consolidated operating profit for the year ending December 31, 2023, before the goodwill and property impairments, was NIS 26 million (or, minus NIS 42 million after goodwill and property impairments), compared to a consolidated operating profit of NIS 51 million in the previous year. The goodwill and property impairments, totaling NIS 67 million for the year ending December 31, 2023. These decreases are mainly due the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed.

Adjusted EBITDA – Fourth year in a row of positive EBITDA of 15% of the revenues, primarily due to continuing efforts to preserve profitability notwithstanding present macro conditions in Israel.

General and administrative expenses – General and administrative expenses for the full year of 2023 have increased primarily due to the expansion of our retail operations and the acquisitions of pharmacies, and the increase in operational manpower including new hires of pharmacists, customer service representatives, and pharmacy managers.

Selling and marketing expenses – Selling and marketing expenses decreased despite the launch of approximately 40 new SKUs.

Selected Annual Financial Information

	As of December 31
	2023	2022	2021
Revenue	355,553	388,684	219,677
Total comprehensive profit (loss) for the year	(63,533)	43,749	7,293
Basic earnings (loss) per ordinary share	(1.36)	0.99	0.12
Diluted earnings (loss) per ordinary share	(1.36)	0.99	0.11
Total current assets	418,804	527,493	336,160
Total non-current assets	367,810	410,514	360,385
Current Liabilities	225,868	312,719	193,585
Non-current Liabilities	103,684	123,811	33,548

Total Current Assets – The decrease in 2023 was primarily due to decrease in cash and cash equivalents and a decrease in inventory, partly offset by an increase in trade receivables, which was primarily due to repayments of debt and changes in the terms of trade, among them days of credit given to the Company. The decrease in total current assets was also largely due to the damages caused to our operations since the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed. As stated, according to Israeli Law, due to the location of the Company’s Southern Facility, the company is entitled to full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. Intercure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received tens of millions of shekels as advance payments from the Israeli authorities in relation to such compensation.

Total Non-Current Assets – The decrease in 2023 was immaterial and primarily due to changes in deferred tax assets, more specifically, carryforward tax assets.

Current Liabilities – The total number of current liabilities decreased in 2023 primarily due to our repayments of debt, in order to decrease the Company’s interest expenses in the current business environment and a decrease in trade payables as part of the decrease in revenues and changes in the trade terms.

Non-Current Liabilities – The total amount of non-current liabilities decreased in 2023, primarily due to a decrease in bank loans, as part of debt repayment and a decrease in our non-current lease liabilities.

Cash Flow

Intercure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Cash Flow	For 12 months ended on December 31, 2023	For 12 months ended on December 31, 2022
Net cash provided by (used in) operating activities	(53,631)	51,267
Net cash provided by (used in) financing activities	(82,889)	120,446
Net cash used in investing activities	4,773	(142,497)
Change in cash during the period	(131,747)	29,216
Exchange differences in respect of cash and cash equivalent balances	297	7,156)
Cash and cash equivalents, beginning of year	232,589	196,217
Cash and cash equivalents, end of year	101,139	232,589

Intercure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Net cash flow used by operating activities – The decrease was mainly due to changes in trade conditions as well as the damage to the Southern Facility due to the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed which caused difficulties in supply and affected both revenues and profit as well as cash flow. As stated, according to Israeli Law, due to the location of the Company’s Southern Facility, the company is entitled to full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. Intercure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received tens of millions of shekels as advance payments from the Israeli authorities in relation to such compensation.

Net cash used in financing activities – The decrease in net cash used in financing activities for the year ended December 31, 2023 was primarily due to the repayment of debt during the period and increase in our interest payments, as part of general changes and trends in worldwide interest rates.

Net cash used in investing activities – The main investment for the year ended on December 31, 2023 was the purchase of property, plants, equipment and payments of contingent consideration by the company.

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

Business Developments

For the year ended December 31, 2023 and up to the date of this MD&A:

On February 1, 2023 we announced the termination of our acquisition agreement with Cann Pharmaceutical Ltd. (“Cann Pharmaceutical”), which had a due date on January 31, 2023. In light of the fact that the closing conditions were not met by such date, the Agreement was automatically terminated.

On February 14, 2023 we announced that we filed a lawsuit against Cann Pharmaceutical to recover funds loaned and invested in connection with the negotiation of the merger agreement.

On June 9, 2023, we provided an update regarding the lawsuit we initiated against Cann Pharmaceutical aimed at recovering funds following a failed merger. Further to the Company’s announcement on February 14, 2023, where it was reported that a lawsuit had been filed against Cann Pharmaceutical to reclaim funds loaned during the course of their interactions related to the agreement, Cann Pharmaceutical has submitted a statement of defense and counterclaim against the Company. In their counterclaim, Cann Pharmaceutical seeks, among other things, a demand for the Company to fulfill the transaction as originally stipulated in the agreement, or alternatively, compensation for damages purportedly incurred by Cann Pharmaceutical due to the agreement’s termination.

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

On July 10, 2023, we announced that our Board of Directors has approved the voluntary delisting of Intercure’s common shares from the Toronto Stock Exchange. This decision was reached after determining that maintaining the listing does not provide significant benefits to Intercure or its shareholders. Further, after a thorough examination of trading volume data concerning the shares, the Board of Directors concluded that the trading volume on the Toronto Stock Exchange is not sufficient to warrant the continued listing. Consequently, on August 14, 2023, a Special General Meeting of Shareholders of Intercure ratified the delisting from the Toronto Stock Exchange.

Since October 7, 2023, Israel has remained in a State of War, as declared by the Israeli government. As of this date, there is limited access to the Southern Facility, and parts of the site are being used by the Israel Defense Forces (the “IDF”), including, among others, the IDF’s medical corps. For additional information, See “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations.

On October 31, 2023, we announced the conclusion of the arbitration concerning Cannolam, wherein the arbitrator ruled predominantly in favor of the Company. The majority of the Company’s claims were upheld, whereas almost all claims made by the minority shareholders were dismissed. Furthermore, the arbitrator acknowledged that Cannolam owes InterCure substantial sums (amounting to tens of millions in NIS), validating InterCure’s claim for its continuous support to Cannolam throughout the arbitration process. Due to the minority shareholders’ failure to settle their portion of Cannolam’s debt to InterCure, their shares in Cannolam were, pursuant to the arbitration decision, transferred to InterCure. Consequently, InterCure now fully owns Cannolam, securing exclusive rights to the “Cookies™” brand in Israel and other territories. Cannolam stands as the premier pharmacy chain for pharmaceutical-grade cannabis, operating through Givol™ and Cookies™ branded outlets.

Recent Developments (January 1, 2024 to April 15, 2024)

On January 31, 2024, we entered into a share purchase agreement with the shareholders of Leon Pharm to purchase Leon Pharm, a leading, Israel-based pharmacy chain specializing in dispensing medical cannabis in Israel, by way of a share purchase of all of the issued and outstanding share capital of Leon Pharm. At the closing, InterCure will cause between 1,755,000 to 1,845,000 shares of the Company to be issued to the Sellers, depending on the share price of the Company at the time of completion. The Transaction is expected to be accretive to the Company’s business model.

On March 22, 2024, the Company announced its intention to launch its inaugural product offerings in the German market in the forthcoming months. This announcement aligns with our strategic objectives to extend our international presence and leverage the evolving regulatory landscape in Germany following the enactment of the Cannabis Act. This initiative signifies a critical step in our efforts to distribute pharmaceutical-grade cannabis products within Germany, responding to both medicinal and adult-use demands. The Company’s anticipation of introducing its products in Germany underscores our strategic approach towards capturing emerging opportunities in the global cannabis market, further solidifying our position as a leader in the field.

Goodwill impairment

In order to test the impairment of goodwill, the goodwill was allocated to the Cannabis segment. The recoverable amount of the cash-generating unit was based on its value in use and was determined by DCF (discounted cash flow).

The carrying amount of the unit was determined to be higher than its recoverable amount of NIS 391 million, and an impairment loss of NIS 63 million was recognized. The impairment loss was allocated fully to goodwill and is included in other expenses, net.

The recoverable amount of the cash-generating unit was also tested against the Company’s market cap, which was NIS 211 million as of December 31, 2023. However, the market cap has increased to NIS 459 million as of April 30, 2024.

Key assumptions used in calculation of recoverable amount

Discount rate: The after-tax discount rate was 16.5%, and was estimated based on past experience, and an industry average weighted average cost of capital, which was based on a possible range of debt leveraging of 7% at a market interest rate of 9.65%. The after-tax discount rate is based on the risk-free rate for 15-year debentures issued by the government in the relevant market and adjusted for a risk premium.

Terminal value growth rate. A cash flows forecast for 5 years was included in the discounted cash flow model. The long-term growth rate was 3.5%. The terminal value growth rate is consistent with the assumptions that a market participant would make.

Sensitivity to changes in assumptions

Discount rate. An increase in the discount rate of 1% will affect the calculation of the unit’s value in use, so that the impairment loss will increase in NIS 39 million.

Terminal value growth rate. A decrease in the terminal value growth rate of 1% will affect the calculation of the unit’s value in use so that the impairment loss will increase in NIS 22 milllion.

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

E.	Critical Accounting Estimates.

The Company’s critical accounting estimates are summarized in Note 3 of our audited consolidated financial statements.

Outstanding Share Data

Intercure’s current outstanding shares capital can be summarized as follows:

Type	Shares	Options / Warrants
Ordinary Shares	45,572,689
ESOP (A)(1)		1,199,791
ESOP (B) (2)		499,326
ESOP (C) (3)		340,172
ESOP (D) (4)		546,233
ESOP (E) (5)		460,000
ESOP (F) (6)		231,860
Total	45,572,689	3,277,382

Notes:

(1)	ESOP (A) were issued to our directors between September 2018 to January 2020 and expire in ten years from the date of issuance with an exercise price of NIS 15.57 per ordinary share.
(2)	ESOP (B) were issued to certain employees in January 2021 and expire in five years from the date of issuance with an exercise price of NIS 18.38 per ordinary share.
(3)	ESOP (C) were issued to certain employees in August 2021 and expire four years from the date of issuance with an exercise price of NIS 20.16 per ordinary share.
(4)	ESOP (D) were issued to certain employees in May 2022 and expire four years from the date of issuance with an exercise price of NIS 20.68 per ordinary share.
(5)	ESOP (E) were issued to our Chief Executive Officer on September 15, 2022 and expire 4 years from the date of issuance with an exercise price of NIS 21.76 per ordinary share.
(6)	ESOP (F) were issued to certain employees in November 2022 and expire 4 years from the date of issuance with an exercise price of NIS 16.96 per ordinary share.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and senior management as of April 1, 2024. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

Name	Age	Position
Ehud Barak	82	Chairman of the Board
Alexander Rabinovich	53	Chief Executive Officer, Director
David Salton	64	Director
Lennie Grinbaum	49	External Director
Gideon Hirschfeld	58	External Director
Alon Granot	63	Director
Amos Cohen	44	Chief Financial Officer

Ehud Barak has served on Intercure’s board of directors as Chairman since March 2019. Mr. Barak also currently serves on the board of a few other Israeli companies: QUANTALX NEUROSCIENCE LTD., Paragon Cyber Solutions LLC., GAIA BIOTECHNOLOGIES A.C.G.T LTD, SHL Telemedicine (SIXSWISS:SHLTN) and IBC. Mr. Barak served as the tenth Prime Minister of Israel from 1999 to 2001. Before being elected Prime Minister, Mr. Barak completed a 36-year career in the IDF, as the most decorated soldier in Israel’s history. Mr. Barak served in top positions in the IDF, including Chief of the General Staff of the IDF. Mr. Barak has also served Israel as Minister of the Interior, Minister of Foreign Affairs and Defense Minister. Mr. Barak holds a B.Sc degree in mathematics and physics from the Hebrew University in Jerusalem and received his M.Sc in economic engineering systems from Stanford University. Since September 2016 till 2020, he has served as Senior Fellow non-resident at the Belfer Center for Science and International Affairs at Harvard University. Since August 2022 till February 2024, he has served as the Co-chairman of SHL Telemedicine. Since March 2013, he has served as founder and Chief Executive Officer of Ergo, fully owned by him, private business company.

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

Amos Cohen has served as Intercure’s Chief Financial Officer since March 2020. Mr. Cohen has over 15 years of financial and business experience, including as the CFO of Trendline Information and Communication Services Ltd., a TASE-listed company. Mr. Cohen has also served as the VP of finance at Walla (a Bezeq group entity, which is the biggest telecommunications company in Israel) and as a director of FP&A at Reshet, the largest TV channel is Israel. Mr. Cohen holds a B.A. in economics from Ben-Gurion University and received an M.A. in accounting from College of Management Academic Studies.

David Salton has served as an independent director of Intercure Ltd. since December 2014. He has over twenty-five years of management experience related to investment banking, investment companies and funds, and start-up companies in the life science industry. In addition to Intercure, Mr. Salton serves as independent director of ARAN Ltd. (TASE: 1085265) and Giza-Singer-Even Underwriting Ltd., a public non-listed Israeli company. From May 2022 till February 2024, he has served as independent director of SHL Telemedicine (NASDAQ:SHLT). Currently, Mr. Salton serves as the President of Vilrility Medical, where he has served as the Chief Executive Officer for the last four years (from Oct. 2019 till Oct. 2023), Virility Medical is a startup company, developing consumer medical device. From 2009 to September 2019, Mr. Salton served as Chief Executive Officer and President of Dentack Implants Ltd. Mr. Salton has previously served as the Chief Executive Officer of DCL Technologies Ltd., an investment company (previously listed on TASE) and of Leumi Star Ltd., a public-non-listed venture fund. Mr. Salton also served as Chief Executive Officer of the following private companies: Dyn-Bioshaf Ltd.; Darely Pharmaceutical Ltd.; and DYN Diagnostics Holdings (2000) Ltd., and as board member of several companies listed on Tase. Mr. Salton also served as the Deputy General Manager and Head of Investments Sector for Leumi Partners with $100 million under management and 25 portfolio companies in various sectors. Mr. Salton holds, B.Sc., Economics & Management degree from the Technion, Industrial Engineering faculty, Israel.

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

The following table provides a summary of compensation earned by or paid, directly or indirectly, to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2023:

(NIS in thousands)					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal	Salary	Share Based Awards	Option Based Awards	Annual Incentive Plans	Long-Term Incentive Plans	All Other Compensation	Total Compensation
Alexander Rabinovich Chief Executive Officer	2023	728	686	-	-	-	-	1,414
Amos Cohen Chief Financial Officer	2023	349	953	-	325	-	456	2,083
Ehud Barak Chairman of the Board	2023	445	-	-	-	-	-	445
Rami Levy (former) Chief Operating Officer (1)	2023	807	881	-	300	-	-	1,988
Einat Zehavi CEO of Cannolam Subsidiary	2023	654	223	-	205	-	-	1,082

(1)	Effective February 7, 2024, Rami Levy, resigned as the Chief of Operations of the Company due to personal reasons.

Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities earned by, granted to or issued to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2023.

	Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price (NIS)	Option expiration date	Value of unexercised in-the-money options (NIS, in thousands)
Alexander Rabinovich Chief Executive Officer	230,000	21.76	Four years from grant date	-
Amos Cohen	109,451	18.38	Five years from grant date	-
Chief Financial Officer	53,601	20.16	Four years from grant date	-
	115,000	20.68	Four years from grant date	-
Ehud Barak	206,065	8.90	December 31, 2026	-
Chairman	412,130	13.35	December 31, 2026	-
	412,130	17.80	December 31, 2026	-
Rami Levy	153,231	18.38	Five years from grant date	-
(former) Chief Operating Officer (Canndoc)	23,292	20.16	Four years from grant date	-
	115,000	20.68	Four years from grant date	-
Einat Zehavi	43,780	18.38	Five years from grant date	-
VP sales	25,941	20.16	Four years from grant date	-
	17,000	20.68	Four years from grant date	-

Compensation of Other Senior Management and Directors

The aggregate compensation paid by us to our other executive officers and directors (not listed above) for the year ended December 31, 2023, was approximately NIS 1,035, including pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

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

Board Diversity Matrix (As of April 29, 2024)

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

Our board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board has determined that Gideon Hirshfeld, David Salton and Lennie Grinbaum, are “independent” as that term is defined under the Nasdaq. In making this determination, our board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director.

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

Compensation Committee

The Compensation Committee consists of three (3) members, David Salton, Lennie Grinbaum and Gideon Hirschfeld and assists the Board in determining compensation for Intercure’s directors and officers. The Board has determined that each member of our compensation committee is independent under the Nasdaq Marketplace Rules , including the additional independence requirements applicable to the members of a compensation committee.

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

Nomination Committee

The Nomination Committee consists of three (3) members, David Salton, Lennie Grinbaum and Gideon Hirschfeld and assists the Board in determining compensation for Intercure’s directors and officers. The Board has determined that each member of our Nomination Committee is independent under the Nasdaq Marketplace Rules .

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

Our employees are classified as either production workers or administrative workers. As of December 31, 2023 we employed approximately 50 production workers and 70 administrative employees, and approximately 150 retail and distribution employees.

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

As of December 31, 2023, options to purchase 3,402,113 shares were outstanding, and up to 45,572,689 shares are issued and paid-up. Of such outstanding options, options to purchase 1,923,260 shares were vested as of December 31, 2023, with a weighted average exercise price of NIS 6.86 per share.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 1, 2024, by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of April 1, 2024 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned has been computed on the basis of 45,572,689 ordinary shares outstanding as of April 15, 2024.

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

	No. of Shares Beneficially Owned	Percentage Beneficially Owned(**)
More than 5% shareholders
Yael Fegal (1)	4,302,912	8.81%
ETF Managers	2,599,590	5.32%
Directors and executive officers:
Alexander Rabinovich (2)	12,423,420	25.43%
Ehud Barak	1,030,325	2.11%
David Salton	4,046	*
Lennie Grinbaum	10,788	*
Gideon Hirschfeld	4,046	*
Alon Granot	—	—
Amos Cohen	312,757	*
Rami Levy	291,523	*
All directors and executive officers as a group (8 persons)	20,979,407	42.95%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding
**	On a fully diluted basis

(1) In connection with the SPAC Transaction, Subversive Real Estate Sponsor LLC, the sponsor of Subversive LP (the “Sponsor”), received 3,871,695 of our ordinary shares. Pursuant to a lock-up and forfeiture agreement, the Sponsor is restricted from selling these shares for a period of 6 months following the closing date of the SPAC Transaction. In addition, 3,209,916 of these shares must be forfeited to us if our ordinary shares do not obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares begin trading on Nasdaq. In addition, pursuant to the authority granted in our amended and restated articles of association, our board of directors has decided that 1,739,216 of the ordinary shares held by the Sponsor be deemed to be Dormant Shares (as described below) due to the fact that the aggregate number of our ordinary shares held by the Sponsor exceed the 4.99% limit. As a result of the foregoing, due to the fact that such shares have been declared Dormant Shares and that such shares are subject to a lock-up and right of forfeiture, as of May 31, 2021, the Sponsor does not beneficially own five percent (5%) or more of our ordinary shares.

(2) Consists (i) 12,164,670 ordinary shares, (ii) options to purchase 258,750 ordinary shares, at an exercise price of NIS 21.76 per share and that will expire 4 years from the date of issuance. Does not include options to purchase 201,250 ordinary shares, that vest in more than 60 days of April 1, 2024.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

B.	Related Party Transactions.

The following is a description of material transactions, or series of related material transactions since January 1, 2021, pursuant to which we are a party and in which the other parties include our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Transactions with Related Parties

Loans from related party

Following Intercure’s acquisition of Canndoc and the appointment of Mr. Avner Barak as a director of Intercure, a previous loan from Mr. Avner Barak to Canndoc in the amount of approximately NIS 718,000 was assumed by Intercure. The loan principal bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Income Tax Ordinance (2.61% in 2018). The loan is repaid in equal monthly installments (principal and interest) in the amount of approximately NIS 15,000 per installment. The balance of the loan as of December 31, 2022 was approximately NIS 76,000. The loan was loaned by the founder to the company before Intercure acquired it to support its operations. When Canndoc was purchased, the terms of the loans were agreed as part of the acquisition agreement. The loan was fully repaid during 2023.

Sublease agreement with companies related to a related party

Canndoc subleases part of its headquarters’ offices to XTL, GFC Ltd., and GreenForest Ltd., which are related to Intercure’s controlling shareholder, Mr. Alexander Rabinovich who is a director and shareholder in all three companies. The aggregate revenue generated by Intercure from the leases is approximately NIS 16,000 per month. The subleases are back-to-back in terms of Canndoc’s lease with the landlord relative to its leases with Mr. Rabinovich.

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

On July 4, 2023, the companies and the plaintiff submitted an agreed request to withdraw the motion filed by the plaintiff to certify such claim as class action. Based on the agreed request submitted by the parties, on July 24 the court determined that all the Companies together would pay the plaintiff a minor compensation in the amount of 70,000 NIS (when the motion put the amount at approximately 685 million shekels), as well as a total of 40,000NIS for the plaintiff’s attorney, all in light of the plaintiff’s and his attorney’s resources.

Class Action - T.Z. 25114-04-23

On April 17, 2023, an application for approval of a class action in Israel was filed against twenty-six defendants, among them the leading cannabis groups in Israel, including the Intercure and three of its subsidiaries (the “Approval Request”). The main claim in the Approval Request is that the medical cannabis companies advertise their medical cannabis products unlawfully. The court was requested in the Approval Request to determine that the representative class will consist of “any consumer of licensed cannabis and any consumer of unlicensed cannabis starting from the year 2020”.

The claimed compensation in the Approval Request amounts to 420 million NIS. Additionally, the applicants argue that they are entitled to a monetary reward of 42 million NIS, and that punitive damages amounting to 84 million NIS are also due.

In the Approval Request, the applicants argue that the actions of the respondents constitute criminal offenses under the Dangerous Drugs Ordinance [New Version] -1973, and the Prohibition of Advertising and Restriction on the Marketing of Tobacco Products and Smoking, 5743-1983, seemingly making the respondents criminal organizations as defined in the Combating Criminal Organizations Law, 5763-2003. The applicants also claim violations of consumer-business relations contrary to the General Contract Law, Consumer Protection Laws, and unjust enrichment principles. On July 20, 2023, the respondents filed a request to dismiss the Approval Request.

On December 11th, 2023, a preliminary hearing was held before the court, during which the court addressed all the difficulties arising from the Approval Request.

On January 10th the applicants submitted their responses to the cannabis companies request to dismiss the Approval Request. Likewise, the applicants also submitted to the court a motion seeking amendments to the Approval Request. On February 20, 2024, the cannabis companies responded to the motion to amend the Approval Request and claimed that the court should reject the motion. A pre-trial conference has been scheduled for June 26, 2024.

Procedure No.: Civil lawsuit (Shalom Kfar-saba) 18673-12-20, Natalie Buskila v. Canndoc.

A lawsuit was filed with the Magistrate Court of Kfar Saba on December 8, 2020 against Canndoc, claiming damages of 2,271,310 NIS. The plaintiff claims that Canndoc fundamentally breached a cooperation agreement between the parties. The allegations are that Canndoc was to purchase from the plaintiff goods weighing 386.5kg, the value of which according to the agreement was approximately 2,241,700 NIS (including VAT). The plaintiff also requested additional remedies for alleged breach of Canndoc’s contractual obligation to provide the plaintiff with seedlings. Canndoc’s positioned was that the agreement was breached by the plaintiff who did not comply with Canndoc’s guidelines, as required by the agreement, and therefore the product was deficient. The parties to the lawsuit were sent to mediation. Mediation efforts were unsuccessful and the parties returned to court. On July 12, 2022, and after assessing all damages Canndoc sustained due to Buskila’s non-compliance with the agreement, Canndoc filed a counterclaim against Buskila claiming damages of 7,360,867 NIS. As part of the counterclaim, Canndoc asserted that Buskila must compensate it for damages caused by, among others, loss of profits, work performed on the goods and Infringement of proprietary rights. In response to the counterclaim, Buskila submitted a statement of defense on November 20, 2022.

A preliminary hearing was held on December 5, 2022, and the court decided to refer the parties to another mediation attempt to conclude both proceedings. After the mediation meeting failed, the parties returned to court. On March 29, 2023, an evidentiary hearing took place, at which each party’s witnesses were cross-examined.

As a result of discussions that took place between the parties recently, the parties agreed to return to mediation, in order to conclude the disputes in a mediation settlement. The court was informed of the mediation efforts. As a result of mediation between the parties, on June 7, 2023, the parties reached a confidential mediation agreement that closes the case between them.

Insolvency 57752-07-22 Regarding Cantek Group.

On July 27, 2022, Cantek Group companies (the “Cantek Group”) filed a request for a debt settlement with their creditors, and for a stay of proceedings order in accordance with the Insolvency and Economic Rehabilitation Law, all as a result of large debts accumulated by the Cantek Group.

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

A creditors gathering headed by the settlement manager of the Cantek Group was held on November 16, 2022 to approve a debt settlement that had been proposed by the Cantek Group itself, but Intercure objected to the proposed settlement, as it treated the creditors of the Cantek Group the same, disregarding the different entities within the Cantek Group, its different creditors and their securities. Due to Intercure’s opposition, the debt settlement was not passed by the required majority.

Upon the failure of the settlement, negotiations between the settlement manager and Intercure were conducted, and it was agreed that the assets of one of the Cantek Group companies of which Intercure is a creditor will be used by the creditors of that company only, rather than creating a single economic entity.

As of this date, the settlement manager is working to regulate the registration of the rights of the relevant company from the Cantek Group on one real estate asset which will enable its sale within the creditor arrangement approved by the court.

According to the information provided to us by the settlement manager, it is expected that in the near future, the registration of the rights will be regulated and the sale of the rights of the relevant company from the Cantek Group will be carried out.

In addition, the settlement manager is currently in the process examining the debt claims submitted on behalf of Cantek Group creditors and in the near future he will decide on these debt claims, including the debt claim submitted on behalf of Intercure and Canndoc.

Civil Claim 32573-02-23 Intercure Ltd. & Canndoc Ltd. vs. Cann Pharmaceutical Ltd.

On February 14, 2023, the Company filed a statement of claim (“SoC”) against Cann Pharmaceutical Ltd. (“Cann”) with the Tel-Aviv Magistrate Court.

In the SOC, the Company argues that Cann owes the Company NIS 7,875,189 due to written agreements and commitments made by the parties that Cann violated. As part of the SOC, remedies are sought in relation to, inter alia, loans that the Company provided to Cann as well as cultivation services that the Company provided to Cann. On June 6, 2023, Cann’s statement of Defense was submitted (“SOD”) and on February 7, 2024, the Company’s statement of Reply was submitted. In addition, on June 6, 2023, Cann filed a counterclaim against the company and its officers (“Defendants”) in the amount of over NIS 100 million, with the Tel-Aviv Magistrate Court.

In the counterclaim Cann argues that it suffered damages due to the alleged sabotaging of the merger transaction carried out by all of the defendants. Cann requests the court to order the completion of the merger transaction. It also provides two alternate requests: 1. compensate Cann in the amount of USD 35,000,000; 2. order a compensation for damages caused on the amount of the Australian company’s activity’s value. In addition, Cann argues that it suffered several damages during the interim period stipulated caused by the defendants.

On February 7, 2024, the defendant’s statement of defense to the counterclaim was submitted. In its detailed statement of defense, the Company addressed Cann’s claims, while demonstrating in detail to the court why the counterclaim against the company is unfounded and baseless.

Civil Claim 12895-03-23 Geffen Residence & Renewal Ltd. (former: Kanomed Medical Cannabis Industries Ltd.) vs. Intercure Ltd.

A statement of claim (“SOC”) was filed against the Company by Geffen Residence & Renewal (“Geffen”) with the Tel-Aviv district court on March 6, 2023. In the SoC, Geffen argues that the Company fundamentally breached the purchase agreement signed by the Parties in 2021 (the “Agreement”). It is alleged that Intercure has failed to pay Geffen the full consideration for the assets received from Geffen under the Agreement. The position of Intercure is that the Agreement was breached by Geffen after it gave Intercure false representations under the agreement and did not meet the closing condition that was stipulated in the contract.

Intercure’s Statement of Defense (“SOD”) was submitted on August 3, 2023, together with Intercure’s counterclaim for over NIS 1,000,000. In the counterclaim, Intercure argues that Geffen misrepresented the rights of the “Hello Medical” partnership which were acquired by Intercure (inter alia, regarding the partnership’s financial status). As a result of the said misrepresentation by Geffen Intercure received a different asset, a loss-making asset. Geffen’s Statement of Reply and their Statement of Defense for the counter-claim was submitted on January 22, 2024, and Intercure’s Statement of Reply for the counter-claim was submitted on February 18, 2024.

The parties have agreed to submit their dispute to mediation and as of this date, the parties have began the mediation process.

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

After negotiations between the parties were conducted, Umana and Intercure signed an agreement to redistribute the debt of Umana to Intercure. The parties undertook to keep the content of the settlement under complete confidentiality.

In accordance with this agreement, on May 24, 2023, the parties submitted an agreed request to withdraw the motion to initiate insolvency proceedings against Umana. Subsequently, the court approved this request.

Cannolam Ltd. arbitration procedure

Disputes arose between the Company (and its related companies) and minority shareholders of its subsidiary Cannolam. As a result of these disputes a lawsuit was filed against the Company with the Tel-Aviv District Court. During a hearing held in court in this proceeding on June 15, 2023, the parties agreed to initiate an arbitration proceeding which will be presided over by Advocate Reuven Bacher. The parties’ agreement to initiate an arbitration procedure was validated by the court.

The Company and its related companies submitted a claim for repayment of debts owed by Cannolam to the Company and its related companies in the amount of tens of millions. The minority shareholders filed a counter-claim for repayment of the debts owed by the Company to Cannolam and to themselves. The parties submitted their Statements of defense, and on July 20, 2023, a hearing was held before the arbitrator. Pursuant to the company’s press release filed on October 31st, 2023, the arbitration has been concluded and the arbitrator decided in favor of the Company on most of the claims presented to him by the Company, while rejecting almost all of the claims presented by the minority shareholders. Additionally, the arbitrator determined that Cannolam owes Intercure significant amounts (tens of NIS millions), which Intercure has claimed as part of the Arbitration, in recognition of Intercure’s ongoing support of Cannolam. The minority shareholders did not transfer their part of the Cannolam debt owed to Intercure and as a result of such, in accordance with the Arbitration decision, their shares in Cannolam were transferred to InterCure. As a result, Interure now hold 100% of the shares in Cannolam.

Tilray Portugal Dispute.

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portugal. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. We have not continued pursuing this matter as the Israeli company which acquired products from Tilray entered into liquidation proceedings and its relationship with Tilray no longer exists and the parties have returned to discussing importing shipments to Israel.

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

Our Ordinary Shares are currently listed and traded on two stock exchanges. First, since 2018 our Ordinary Shares have been trading on the TASE under the symbol “INCR.” Since September 1, 2021, our Ordinary Shares commenced trading on the Nasdaq Global Market under the ticker symbol “INCR”.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See “—Offer and Listing Details” above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

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

The Investment Canada Act generally prohibits an “entity” that is not Canadian-controlled from effecting an acquisition of control of a Canadian business that exceeds the applicable financial threshold for review, unless after review, the Director of Investments appointed by the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. The financial thresholds for review vary according to whether the direct acquisition of control is made by (i) an investor that is controlled by nationals of a specified free trade party; (ii) a national of a World Trade Organization (WTO) member state; or (iii) a state-owned enterprise. Any investment, regardless of the applicable financial threshold for review, may be reviewed on national security grounds. An acquisition of control is presumed to occur under the Investment Canada Act if a non-Canadian acquires a majority of the ordinary shares. An acquisition resulting in the non-Canadian purchaser holding one third or more, but less than a majority, of the ordinary shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the ordinary shares. Certain transactions relating to the ordinary shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the ordinary shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the ordinary shares, remained unchanged.

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

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Israeli law also does not presently impose gift taxes upon the transfer of assets to Israeli resident individuals so long as it is demonstrated to the satisfaction of the Israel Tax Authority that the transfer was executed in good faith.

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

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2023 and 2022. The following table provides information regarding fees billed by us to Somekh Chaikin:

for all services, including audit services, for the years ended December 31, 2023 and 2022:

	2023		2022
(NIS in thousands)
Audit fees (1)	NIS	1,430	NIS	1,200
Tax fees	NIS	26		-
Total	NIS	1,456	NIS	1,200

(1)	The audit fees for the years ended December 31, 2023 and 2022 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K.	CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D — Risk Factors — General Business Risks and Risks Related to Our Financial Condition and Operations — If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or if we are found by regulators to be non-compliant with statutory requirements for the protection and storage of personal data, we could suffer a loss of revenue, increased costs, exposure to significant liability, reputational harm and other serious negative consequences”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by our Vice President of Operations and is supported by management, alongside leading service providers in the field. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit and investment committee of such risk by committee meetings.

We have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks to date. See “Item 3.D — Risk Factors — General Business Risks and Risks Related to Our Financial Condition and Operations— If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or if we are found by regulators to be non-compliant with statutory requirements for the protection and storage of personal data, we could suffer a loss of revenue, increased costs, exposure to significant liability, reputational harm and other serious negative consequences.”

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2023

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Intercure Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercure Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2021.

Tel-Aviv, Israel

April 30, 2024

Consolidated Statements of Financial Position	Intercure Ltd.

		As of December 31
		2023	2022
		NIS in thousands
Current assets
Cash and cash equivalents	4	101,139	232,589
Restricted cash		9,660	13,907
Trade receivables, net	12A	60,411	36,919
Other receivables	12B	141,116	97,375
Inventory	5	105,469	140,133
Biological assets	6	822	6,365
Financial assets measured at fair value through profit or loss	7	187	205
		418,804	527,493

Non-current assets
Other receivables	12B	4,207	-
Property, plant and equipment and right-of-use asset	9	97,473	103,133
Goodwill	10	221,080	284,181
Loan measured at fair value through profit or loss	8	18,447
Deferred tax assets	15	24,681	20,635
Financial assets measured at fair value through profit or loss	11	1,922	2,565

		367,810	410,514

Total assets		786,614	958,007

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Financial Position	Intercure Ltd.

		As of December 31
		2023	2022
		NIS in thousands
Current liabilities
Short term loans and current maturities		88,194	126,935
Trade payables		78,440	126,067
Other payables	12C	55,152	48,397
Contingent consideration	8	4,082	10,230
Short term loans from non-controlling interest		-	1,090

		225,868	312,719

Non-current liabilities
Long term loans	17	82,202	99,684
Liabilities in respect of employee benefits		841	1,025
Lease liability	14	20,641	23,102

		103,684	123,811

Total liabilities		329,552	436,530

Equity	18
Share capital, premium and other reserves		643,158	632,025
Capital reserve for transactions with controlling shareholder		2,388	2,388
Capital reserve for transactions with non-controlling interests		13,561	-
Receipts on account of shares		-	8,541
Accumulated losses		(203,995)	(141,649)

Equity attributable to owners of the Company		455,112	501,305

Non-controlling interests		1,950	20,172

Total equity		457,062	521,477

Total equity and liabilities		786,614	958,007

Approval Date of the Financial Statements	Ehud Barak Chairman of the Board	Alex Rabinovitch CEO	Amos Cohen CFO

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Profit or Loss and Other Comprehensive Income	Intercure Ltd.

		For the year ended December 31
		2023	2022	2021
	Note	NIS in thousands (excluding data regarding loss per share)
Revenue		355,553	388,684	219,677
Cost of revenue before fair value adjustments	19	247,214	229,727	123,688

Gross income before impact of changes in fair value		108,339	158,957	95,989

Unrealized changes to fair value adjustments of biological assets	6	261	13,054	6,574
Loss from fair value changes realized in the current year		3,505	16,928	11,432

Gross profit		105,095	155,083	91,131

Research and development expenses		388	632	1,235
General and administrative expenses	19	42,610	36,082	27,206
Sales and marketing expenses	19	53,269	56,533	23,214
Other expenses (income), net	19	47,138	2,128	2,971
Changes in the fair value of financial assets through profit or loss, net	7,11	665	174	1,868
Share based payments	18	2,592	8,907	6,452

Operating profit (loss)		(41,567)	50,627	28,185

Financing income	20	5,883	8,170	130
Financing expenses	21	25,601	14,955	9,581

Financing expenses, net		19,718	6,785	9,451

Profit (loss) before taxes on income		(61,285)	43,842	18,734

Tax expense	15	(2,248)	(93)	(11,441)
Total comprehensive profit (loss) for the year		(63,533)	43,749	7,293

Attribution of net profit (loss) for the year:
To the Company’s shareholders		(61,959)	44,819	4,690
To non-controlling interests		(1,574)	(1,070)	2,603
Total		(63,533)	43,749	7,293

Earnings per share	22
Basic earnings (loss)		(1.36)	0.99	0.12
Diluted earnings (loss)		(1.36)	0.99	0.11

The accompanying notes are an integral part of the consolidated financial statement

Consolidated Statements of Changes in Equity	Intercure Ltd.

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Capital reserve for transactions with non-controlling interests	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2023	632,025	2,388	-	8,541	(141,649)	501,305	20,172	521,477

Loss for the year	-	-	-	-	(61,959)	(61,959)	(1,574)	(63,533)
De-recognition of non-controlling interests (Note 16(6))	-	-	13,561	-	-	13,561	(13,561)	-
Dividends to non-controlling interests in subsidiaries	-	-	-	-	-	-	(3,474)	(3,474)
Attribution of loss from non-controlling interest (Note 2C)	-	-	-	-	(387)	(387)	387	-
Expiration of options (Note 18L)	8,541	-	-	(8,541)	-	-	-	-
Share-based payment (Note 18O)	2,592	-	-	-	-	2,592	-	2,592

As of December 31, 2023	643,158	2,388	13,561	-	(203,995)	455,112	1,950	457,062

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity	Intercure Ltd.

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2022	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

Profit for the year	-	-	-	44,819	44,819	(1,070)	43,749
Acquisitions of subsidiaries (Note 8)	-	-	-	-	-	(142)	(142)
Settlement in cash of an obligation to issue shares	(449)	-	-	-	(449)	-	(449)
Share-based payment (Note 18O)	8,907	-	-	-	8,907	-	8,907

As of December 31, 2022	632,025	2,388	8,541	(141,649)	501,305	20,172	521,477

As of January 1, 2021	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

Profit for the year	-	-	-	4,690	4,690	2,603	7,293
Exercise of share options (Note 18D,F,G)	10,974	-	(2,476)	-	8,498	-	8,498
Issuance of shares, net (Note 18C)	136,506	-	-	-	136,506	-	136,506
Issuance of shares in respect with acquisitions (Note 18H)	17,376	-	-	-	17,376	1,178	18,554
Share-based payment (Note 18O)	6,452	-	-	-	6,452	-	6,452

As of December 31, 2021	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flow	Intercure Ltd.

	For the year ended December 31
	2023	2022	2021
	NIS in thousands
Cash flows from operating activities

Profit (loss) for the year	(63,533)	43,749	7,293
Taxes paid	(7,611)	(7,971)	(11,796)
Adjustments required to present cash flows from operating activities (A)	17,513	15,489	34,638

Net cash provided by (used in) operating activities	(53,631)	51,267	30,135

Cash flows from investing activities

Purchase of property, plant and equipment	(2,619)	(19,742)	(14,028)
Loans granted (Note 12B)	(5,159)	(95,226)	(7,342)
Increase in restricted cash	(60)	-	(20,000)
Decrease in restricted cash	4,650	7,404	-
Payment of deferred consideration for acquisitions	-	(9,876)	-
Acquisition of Subsidiaries, net of cash acquired (Note 8)	-	1,560	(19,094)
Grant of loan measured at fair value through profit or loss (Note 8)	-	(20,000)	-
Settlement of obligation to issue shares	-	(449)	-
Investment in assets measured at fair value through profit or loss	-	-	(1,246)
Repayment of loans granted	11,291	-	-
Proceeds from sales of property, plant and equipment	25	-	-
Interest received	845	-	-
Payments of contingent consideration	(4,200)	(6,168)	(3,500)

Net cash provided by (used in) investing activities	4,773	(142,497)	(65,210)

Cash flows from financing activities

Proceeds from issuance of shares as part of private issuance, net	-	-	128,730
Exercise of share options (Note 18)	-	-	8,498
Lease payments	(4,713)	(3,883)	(2,574)
Receipt of loans from banks	62,726	263,474	75,458
Repayment of loans from banks	(119,919)	(120,521)	(3,416)
Repayment of loan from related party	(76)	(1,340)	(3,640)
Interest paid	(20,907)	(17,284)	(5,116)

Net cash provided by (used in) financing activities	(82,889)	120,446	197,940

Increase (decrease) in cash and cash equivalents	(131,747)	29,216	162,865
Exchange differences in respect of balances of cash and cash equivalents	297	7,156	(4,536)
Balance of cash and cash equivalents at beginning of year	232,589	196,217	37,888

Balance of cash and cash equivalents at end of year	101,139	232,589	196,217

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flow	Intercure Ltd.

	For the year ended December 31
	2023	2022	2021
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the Consolidated Statements of Profit or Loss and Other Comprehensive Income:

Impairment losses on property, plant and equipment	4,589	-	-
Impairment losses on goodwill	63,101	-	-
Changes in loan measured at fair value through profit or loss	2,330	-	-
Depreciation	13,166	11,699	7,393
Share-based payment (Note 18O)	2,592	8,907	6,452
Changes in the fair value of financial assets through profit or loss, net	661	172	1,868
Finance expenses, net	19,718	6,785	9,451
Remeasurement of contingent consideration	1,067	(9,567)	-
Tax expense	2,248	93	11,441
Loss on sale of property, plant and equipment	412	-	-
Changes in loan from non controlling interest	(1,014)	-	-
Change in liabilities in respect of employee benefits, net	(184)	418	(314)
	108,686	18,507	36,291
Changes in assets and liabilities items:

Decrease (increase) in trade receivables	(23,492)	(18,286)	8,391
Decrease (increase) in other receivables	(64,918)	35,035	(4,338)
Increase (decrease) in inventory	34,664	(75,189)	(15,475)
Increase (decrease) in biological assets	5,543	(799)	(2,413)
Increase (decrease) in trade payables	(47,627)	57,033	2,787
Increase (decrease) in other payables	4,657	(812)	9,395
	(91,173)	(3,018)	(1,653)

	17,513	15,489	34,638

B) Material non-cash activities
Acquisition of subsidiary, net of cash against share issuance (Note 8)	-	-	17,376
Purchase of property, plant and equipment	7,364	-	-
Additions to right-of-use assets	2,976	-	-
De-recognition of non-controlling interests (Note 16(6))	13,561	-	-

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flow	Intercure Ltd.

C) Aggregate cash flows derived for the Company as a result of acquisitions (Note 8):

	2022	2021
	NIS in thousands
Trade and other receivables	(1,936)	20,927
Inventory and biological assets	(2,631)	22,788
Property, plant, equipment and right-of-use asset	(1,934)	6,268
Trade and other payables	7,907	(51,053)
Short term loan	4,286	(4,265)
Short term loan to related parties	(2,598)	(5,119)
Lease liability	-	(2,650)
Goodwill	(15,882)	68,005
Issuance of shares	-	(17,376)
Non-controlling interests	(142)	9,043
Contingent consideration	10,185	(18,668)
Deferred consideration	4,352	(9,862)
Deferred tax assets (liabilities)	-	1,056
Financial assets measured at fair value through profit or loss	(47)	-
Total acquisition of subsidiary, net of cash	1,560	(19,094)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 1 - General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange and Nasdaq, domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector mainly through its holdings of the entirely issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), Pharmazone Ltd. (hereinafter: “Pharmazone”) and Cannolam Ltd. The Company also has additional holdings in the biomed sector.

Canndoc:

The Company holds 100% of Canndoc’s issued and paid-in capital.

Canndoc has partnered with Kibbutz Beit HaEmek and Kibbuutz Nir-Oz (the “Kibbutzim”) for the purpose of breeding, cultivating and harvesting of pharmaceutical-grade cannabis. Until the end of 2022, the activities of these collaborative arrangements with the Kibbutzim were not conducted through separate legal entities and therefore the Company recognized its share in the assets, liabilities and results of operations of each activity according to the Company’s rights and obligations according to the contractual agreements with the Kibbutzim.

On January 1, 2023, Separate legal entities were established, and from this date, the activity of the Kibbutzim is executed under these entities.

The Company, through Canndoc, is engaged in research, marketing, cultivation, production and distribution of medical cannabis products in Israel and around the world.

Cannolam:

On May 14, 2021, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 50.1% stake in the shares of Cannolam Ltd., an Israeli private company, which holds, independently and/or through its owned subsidiaries, the exclusive rights to the production, importing, distribution and use of leading international cannabis and lifestyle trademarks in the territory of the state of Israel. Inter alia, Cannolam Ltd. Has exclusive rights in respect of the brands Cookies, Mr. Nice and Oxon Pharma. As of September 15, 2023 the Company holds 100% of the shares in Cannolam. See also Note 16(6).

Pharmazone:

On May 18, 2022, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 100% stake in the shares of Pharmazone, an Israeli private company, which operates a pharmaceutical and medical cannabis trading house.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 1 - General (Cont.)

Other Holdings:

During 2022, the Company engaged in a series of agreements for the acquisition or opening of 6 pharmacies. See also Note 8.

Investments in the biomed sector:

The Company invested in two companies in the biomed sector: F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd., hereinafter: “Fore”) and Cavnox Ltd. (hereinafter: “Cavnox”). For additional details regarding investments in the biomed sector, see Note 11.

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

Concurrently with the SPAC Transaction, Subversive conducted a non-brokered private placement of 5.0 million Limited Partnership Units for an aggregate amount of $50 million (approximately NIS162 million) At the closing of the SPAC Transaction, which occurred on April 23, the Company issued 15,650,280 ordinary shares to Subversive unit holders, including those that participated in the concurrent private placement. Out of the total 15,650,280 ordinary shares issued, 5,243,616 of our ordinary shares were allocated as part of the SPAC Transaction to subversive’s sponsors and are subject to forfeiture unless the Company’s ordinary shares are listed on NASDAQ and obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares are traded on Nasdaq. By October 13, 2021, that condition was not met and 5,243,616 ordinary shares are up for forfeiture.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 1 - General (Cont.)

Since the subversive’s sponsors shares were an integral part of the transaction with the SPAC and constituted a conditional issue for the amount of funds raised in the transaction and its success, the shares issue is presented together with all of SPAC units holders and PIPE investors and not in fair value.

Total funds raised from the SPAC Transaction, after redemptions, and the private placement equaled approximately NIS 182 million (not including transaction costs) NIS 8.4 million of those still needs to be received and currently presented in other receivables, see also Note 12B.

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

On August 14, 2023, the Company’s common shares were delisted from trading on the TSX, following approval by the TSX of the Company’s request.

2.	Following the brutal attacks on Israel, the mobilization of army reserves and the Government declaring a state of war (“Iron Swords” war) in October 2023, there was a decrease in Israel’s economic and business activity. The security situation has led, inter alia, to a disruption in the chain of supply and production, a decrease in the volume of national transportation, a shortage in manpower as well as a decrease in the value of financial assets and a rise in the exchange rate of foreign currencies in relation to the New Israeli Shekel.

Since the beginning of the war, the Southern facility has been damaged, including its Inventory, property, plant and equipment and biological assets. In addition, the southern facility has been designated by the Israeli authorities as a closed military area and there is a limited access to the site. As of this date, the Company has begun the process of restoring the Southern facility.

The Company is working diligently with the Tax authorities to obtain full compensation for the damages caused to the Company. As of December 31, 2023, the Company submitted applications to the Tax authorities to receive compensations in the amount of NIS 81 million for the inventory and biological assets and for the loss of profits from them, NIS 5 million for the property, plant and equipment and NIS 2 million for loss of profits in the pharmacies. The Company believes, with high certainty, that it will be entitled to compensation from the Tax authorities for all direct and indirect damages suffered, including loss of profits. See Note 12B(A) and Note 19D.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 1 - General (Cont.)

3.	On February 16, 2022, the Company engaged in an agreement with Cann Pharmaceutical Ltd. (“Better”), an Israeli medical cannabis multi-national operator known as “Better” to acquire 100% of Better’s shares, which includes “Better’s” unique strains, cultivation site, intellectual property, and commercial operations in Israel as well its international activities, for a purchase price of USD 35 million to be paid with Intercure’s shares at the valuation of USD 10 per share. Regarding the termination of the agreement, see Note 16(4).

4.	On March 1, 2022, the company signed a definitive agreement (hereinafter: “Agreement”) with Altman Health LP (“Altman Health”), the market leader of OTC and nutritional supplements in over 1,700 points of sale, including all major pharmacies across Israel. A new company will be formed that will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement On February 28, 2022, that CBD will be removed from the Dangerous Drugs Act.

5.	On April 26, 2023, a lawsuit was filed against the Company in Tel Aviv-Jaffa District Court in Israel by minority shareholders of Cannolam. The lawsuit relates to disagreements concerning the ongoing management of Cannolam. Regarding the lawsuit, see Note 16(6).

C.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
NIS		New Israeli shekel.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Subsidiaries and companies, including a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, on the equity basis.
Controlling shareholder	-	As defined under the Israeli Companies Law.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies

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

In its preparation of the financial statements, management is required to use material accounting estimates. Management is also required to exercise discretion in the process of applying the material accounting policies. The issues which require significant discretion and the use of estimates, which have a significant impact on the amounts which were recognized in the financial statements, are specified in Note 3. Actual results may differ significantly from the estimates and assumptions which were used by Company management.

B. Functional and presentation currency

These consolidated financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The NIS is the currency that represents the principal economic environment in which the Company operates.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

C. Basis of consolidation

Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination

As of December 31, 2023, the non-controlling interests balance contain non-controlling interests that were measured at the date of the business combinations at their proportionate interest in the identifiable assets and liabilities of the acquiree.

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total profit or loss and other comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests. Regarding the separate legal entities that were established with the Kibbutzim and in accordance with the agreements between the parties, in case of losses, the Company will be the only one to bear the full losses.

Joint operations

In joint operations the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. The Company recognizes in relation to its interest its share of the assets, liabilities, revenues and expenses of the joint operation.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

D. Contingent consideration

The consideration transferred as part of business combinations includes the fair value of any contingent consideration. After the acquisition date, the Company recognizes changes in the fair value of contingent consideration classified as a financial liability in profit or loss.

E. Biological assets

In accordance with IAS 41, the Company measures biological assets which are mostly comprised of medical cannabis plants and agricultural produce at fair value less selling costs until harvesting. The Company’s estimates are based on sales data in the last 12 months activity deducted from sales costs in accordance with its production and sales agreements. This value is used as the cost basis of inventory after the harvest. Profit or loss due to changes in fair value less selling costs are included under the Company’s profit / loss in the year when they materialized. Growing costs in respect of the biological assets are capitalized to the cost of the biological assets. When calculating the fair value of a biological asset, the Company is required to use various estimates and approximations, including, inter alia, estimates regarding the growth stage of the seedlings until the harvest date, harvesting costs, selling costs, costs associated with oil extraction and packaging of finished products, estimates regarding the selling price of the Company’s products, and estimates of materials lost in process. Changes in these assumptions may result in significant changes in the value of the biological asset, the value of inventory, and the cost of sales, as well as in the fair value component in respect of the biological asset.

F. Inventory

Inventory is measured as the lower of either cost or net realizable value. The cost of purchased inventory is determined on a first in – first out (FIFO) basis. The Company classifies the cannabis agricultural produce from a biological asset to inventory when harvesting, according to the fair value less selling costs on that date. This value serves as the cost basis of inventory. Processing costs and other additional costs which materialize in the process of bringing the inventory to its current location and condition are added to the cost of inventory. Net realizable value represents the estimated selling price in the ordinary course of business, less estimated costs to completion and the costs required to execute the sale. The Company periodically evaluates the condition and age of inventory, and provisions for slow inventory are made accordingly. In order to evaluate these provisions, the Company analyzes the expiration rates of the inventory and in accordance recognizes a provision for slow moving inventory.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

G. Revenue recognition

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

When determining the amount of revenue from contracts with customers, the Company evaluates whether it functions as a primary provider, or as an agent in the contract. Revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected credits and returns which are estimated based on historical data and past experience.

The Company estimates credits and returns according to the rate of actual credits and returns from total sales multiplied by the sales in the last quarter.

Product sales

In retail sales that are made through pharmacies owned by the Company, control is transferred at a point in time that the products are sold to the end customer. In wholesale sales, control is transferred at a point in time that the products are sold to pharmacies that aren’t under the Company’s control.

In cases where the products are transferred to the distributor and held by them in consignment until their sale by the distributor to a third party which constitutes the end customer, the Company recognizes revenue from their sale on the date when they are sold by the distributor to the third party.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

H. Property, plant and equipment

Depreciation is calculated in equal annual rates according to the straight line method, throughout the asset’s useful lifetime, as follows:

%

Machinery and equipment	7-15
Computers	33
Buildings and greenhouses	10
Bearer plants	7

Cannabis genetics (bearer plants) that were purchased are depreciated when they are in the location and condition necessary for it to be capable of operating in the manner intended by management.

I. Goodwill

The cash-generating unit to which the goodwill is allocated for the purpose of goodwill impairment test is the Company’s Cannabis segment, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes.

J. Impairment

Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than biological assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year, on December 31, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use. See also Note 3 and Note 8.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

K. Income tax expense

Deferred taxes

Deferred tax assets are recognized for unused carryforward tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. The Company determines the amount of deferred tax assets that can be recognized based upon three-years taxable income forecast which carryforward losses can be offset. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized.

L. Financing income and expenses

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

In the statements of cash flows, interest paid is presented as part of cash flows from financing activities.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

M. Financial instruments:

1.	Financial assets

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

The Company has investments in financial assets measured at fair value through profit or loss (see also Note 7, Note 8 and Note 11) and other debt instruments measured at amortized cost.

2.	Impairment of financial assets

The Company evaluates, on each reporting date, the loss provision in respect of financial debt instruments which are not measured at fair value through profit or loss.

The Company distinguishes between two situations involving recognition of a loss provision.

A) Debt instruments whose credit quality has not significantly deteriorated since the initial recognition date, or cases involving low credit risk – the loss provision which will be recognized in respect of that debt instrument will take into account expected credit loss during the 12 month period after the reporting date; or

B) Debt instruments whose credit quality has significantly deteriorated since the initial recognition date, and cases involving credit risk which is not low – the loss provision which will be recognized will take into account expected credit losses throughout the instrument’s remaining lifetime.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

The Company applies the expedient, which was determined in the standard, according to which it assumes that a debt instrument’s credit risk has not significantly increased since the initial recognition date if it was determined, on the reporting date, that the instrument’s credit risk is low, for example, when the instrument has an external rating of “investment grade”.

Impairment in respect of debt instruments which are measured at amortized cost is carried to the statement of income against a provision.

The Company has also financial assets with short credit periods, such as trade receivables, to which it is entitled to apply the expedient specified in the model, i.e., the Company will measure the loss provision in an amount equal to the expected credit losses throughout the instrument’s entire lifetime. The Company chose to adopt the expedient in respect of those financial assets.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

3.	Financial liabilities measured at amortized cost

The financial liabilities measured at amortized cost include mainly loans and borrowings from banks, bank overdrafts, finance lease liabilities, and trade and other payables.

N. Fair value measurement

All assets and liabilities which are measured at fair value, or whose fair value was disclosed, are divided into categories in the fair value hierarchy, based on the lowest level of inputs which is significant to the measurement of fair value in its entirety:

Level 1:	Quoted prices (without adjustments) in an active market of identical assets and liabilities (See Note 7).

Level 2:	Inputs which are not quoted prices which are included in level 1, which are directly or indirectly observable.

Level 3:	Inputs which are not based on observable market data, as described in Note 6 – Biological Assets, and Note 11 – Investments in financial assets measured at fair value through profit or loss (investments in companies in the biomed sector).

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

O. Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Company is entitled to receive them. Grants that compensate the Company for expenses incurred are presented as a deduction from the corresponding expense. When a grant cannot be associated with a specific expense because it is granted for loss of profits, it is classified as Other expenses (income), net in the Consolidated Statements of Profit or Loss.

P. Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability without adjustment for the Company’s credit risk. The carrying amount of the provision is adjusted each period to reflect the time that has passed and the amount of the adjustment is recognized as a financing expense.

The Company recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

Q. Leases

Leased assets and lease liabilities

The Company has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

The Company anticipates exercising extension options due to the significance of the underlying asset to the Company’s operation and the Company’s past experience with similar leases.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

☐       Buildings      5-10 years

Subleases

In leases where the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of-use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

R. Reclassification

Comparative amounts were reclassified, which resulted in NIS 20,000 thousand being presented under inventory instead of Investment in associate in 2022.

This reclassification did not have any effect on the profit (loss) for the year.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

S. New standards, amendments to standards and interpretations not yet adopted

Standard/interpretation/	The requirements	Effective date and transitional
amendment	of the publication	provisions	Effects

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current.

According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period.

According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants.

Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

		The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.	The Group is examining the effects of the Amendment on the financial statements with no plans for early adoption.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

T.	Initial application of new standards, amendments to standards and interpretations

Standard/amendment/	The requirements	Effective date and
interpretation	of the publication	transitional provisions	Effects

Amendment to IAS 1, Presentation of Financial Statements: “Disclosure of Accounting Policies.”

According to the amendment, companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed.

		The amendment is initially applied in the annual financial statements for 2023.	As a result of applying the Amendment, the extent of the accounting policy disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 2 - Material Accounting Policies (Cont.)

Standard/amendment/	The requirements of	Effective date and
interpretation	the publication	transitional provisions	Effects

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

		The Amendment is effective for annual periods beginning on or after January 1, 2023. For deferred taxes arising from leases and decommissioning and restoration liabilities, the Amendment is applied by amending the opening balance of retained earnings for the earliest comparative data presented.	Application of the Amendment did not have a material effect on the financial statements.

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

In the process of applying the Material accounting policies in the financial statements, the Group exercised discretion and took into account considerations regarding the following matters, which have a significant impact on the amounts which were recognized in the financial statements:

Determination of the fair value of biological assets

The fair value of biological assets and the cost of inventory on the harvest date is determined based on the overall estimates of management (key assumptions – expected selling price according to the determined arrangements, completion and processing costs, percentage of mature plants), changes in assumptions used to measure fair value may affect the fair value of biological assets.

Goodwill

For the purpose of determining whether impairment of goodwill has occurred, Company management estimates the value in use of cash-generating units to which goodwill has been allocated. For all the periods presented in these financial statements – The recoverable amount was estimated to be higher than the carrying amount of the unit, and no provision for impairment was required.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 4 – Cash and Cash Equivalents:

	December 31
	2023	2022
	NIS in thousands

Cash	94,819	192,351
Short term deposits	6,320	40,238
	101,139	232,589

The currencies in which balances of cash and cash equivalents are denominated, or to which they are linked, are:

	December 31
	2023	2022
	NIS in thousands

EURO	24	-
USD	293	17,302
NIS	100,822	215,287
Total cash and cash equivalents	101,139	232,589

Note 5 – Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	December 31
	2023	2022
	NIS in thousands
Finished goods	60,468	50,140
Goods in process and dried inflorescence	45,001	89,993
Total inventory	105,469	140,133

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 6 – Biological Assets:

(1) Fair value hierarchy

The table hereunder presents the biological assets that are measured at fair value, using a valuation method according to the fair value levels.

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Biological Assets	-	-	822	822

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Biological Assets	-	-	6,365	6,365

As stated in Note 2E above, the Company measures biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	2023	2022
	NIS in thousands
Balance as of January 1	6,365	5,566
Costs of growing medical cannabis plants	57,496	79,131
Change in fair value less selling costs	261	13,054
Damaged (See Note 1(2) and Note 12B)	(8,885)	-
Transfer to inventory	(54,415)	(91,386)
Balance as of December 31	822	6,365

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 6 – Biological Assets (Cont.):

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumptions used:

	31/12/2023	31/12/2022
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	0.2	1.9
Estimated net selling price (NIS per gram) (2)	16.9	17.4
Estimated growing cycle length (in weeks) (3)	13	13
Estimated growing cycle completion rate (in percent) (4)	38%	28%
Proportion of plants which do not reach the harvesting stage (5)	3%	3%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(4)	By planting date vs. growing cycle length
(5)	According to the final product net weight

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	31/12/2023	31/12/2022
Average selling price	100	769
Proportion of oil products	1	18
Proportion of plants which do not reach the harvesting	2	(20)

Note 7 – Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

As of December 31, 2023 and as of December 31, 2022, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.70% of XTL’s issued and paid-up capital.

As of the end of the reporting period, the Controlling Shareholder holds 23.54% of XTL shares.

The fair value of these shares as of the end of the reporting period was based on the quoted share price (level 1) as XTL is a publicly traded company listed in the Nasdaq and Tel-Aviv stock exchange, see also Note 12B.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 8 – Investment in Subsidiaries:

The Company has three main subsidiaries, all in the cannabis sector: Canndoc, Pharmazone, and Cannolam, which are wholly owned (100%).

A.	Regarding the completion of the acquisition of 100% of Cannolam shares, See Note 16(6).

B.	Subsidiaries – Other Acquisitions

Acquisitions in 2021

Details in respect of subsidiaries

A.	In January 2021, the Company engaged, through Cannolam, in an agreement to purchase pharmacies located in Ashdod and Herzliya.
B.	In March 2021, the Company acquired, through Cannolam, four pharmacies located in Dimona (51%), Tel Aviv (100%), Kfar Hasidim (100%) and Ashdod (51%).
C.	On May 18, 2021, the Company acquired 100% of “Pharmazone” trading house, “Doron” pharmacy and “Ahuza” pharmacy located in Raanana.
D.	On June 3, 2021, the Company acquired, through Cannolam, 51% of “Kineret” – pharmacy located in Kfar Saba.
E.	On July 6, 2021, the Company engaged in an agreement to purchase, through Cannolam, “Green-Zone” – pharmacy located in Yokneam.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 8 – Investment in Subsidiaries: (Cont.)

F.	On July 6, 2021, the Company engaged in an agreement to purchase “Green-Log” – wholesaler located in Yokneam.
G.	On August 5, 2021, the Company engaged in an agreement to purchase “My Club” pharmacy located in Em Haderech.
H.	On August 8, 2021, the Company engaged in an agreement to purchase 51% of “Club Pharm Shely” pharmacy located in Binyamina.
I.	On August 11, 2021, the company engaged in an agreement to purchase 3 pharmacies (“Max Pharm Rishon”, “Max Pharm Holon” and another one in Petah Tikva) and consulting center from Cannomed Medical Cannabis Industries Ltd. All of the pharmacies acquired are licensed to sell medical cannabis. Petah Tikva pharmacy is in the process of getting licensed.
J.	On October 20, 2021, the company engaged in an agreement to purchase 51% of “Maayan Haim” pharmacy located in Bet Dagan which has a license to sell Medical cannabis.

Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

A.	Contingent consideration in business combination

See Note 2 on financial instruments regarding measurement of the fair value of contingent consideration in a business combination. As of December 31, 2021, 2022 and 2023, the Group has NIS 15,780 thousand, NIS 5,060 thousand and NIS 818 thousand, respectively, of contingent consideration.

New information was obtained within one year from the acquisition date about facts and circumstances that had existed at the acquisition date. Therefore, the Company adjusted the relevant amounts that were recognized at the time of the acquisition. The adjustment did not have a material effect on the financial statements.

B.	Presented below is the fair value, as of the acquisition’s date, of the transferred consideration:

NIS in thousands
Consideration paid in cash	24,304
Payable in respect of shares	17,376
Deferred consideration in cash	9,862
Contingent consideration	18,668
Non-controlling interests	1,178

71,388

C.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	(24,304)
Less – acquired cash and cash equivalents	5,210
Total	(19,094)

D.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	5,210
Restricted cash	586
Trade and other receivables	20,452
Deferred tax assets	1,056
Inventory	22,788
Property, plant and equipment and right-of-use asset	6,267
Goodwill	329
Short term loans	(699)
Current maturities	(93)
Trade and other payable	(50,670)
Financial liabilities	(3,583)
Loan from non-controlling interest	(5,119)
Liabilities in respect of employee benefits	(383)
Lease liability	(2,650)
Total identifiable net assets	(6,509)

E.	Goodwill

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

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 8 – Investment in Subsidiaries: (Cont.)

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

Acquisitions in 2022

Details in respect of subsidiaries

A.	On January 19, 2022, the Company engaged in an agreement to purchase 51% of “Orni” pharmacy located in Tel Aviv.

B.	On February 5, 2022, the Company engaged in an agreement to purchase 100% of “Maayan Haim” pharmacy located in Ashdod.

C.	On April 24, 2022, the Company engaged in an agreement to purchase 51% of “Amidar” pharmacy located in Naharia.

D.	On July 27, 2022, the Company engaged in an agreement to purchase 51% of “Refua Center” pharmacy located in Bnei Brak.

E.	In October 2022, the Company purchase 51% of “Amirim Pharm” pharmacy located in Hadera.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 8 – Investment in Subsidiaries: (Cont.)

Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

A.	Contingent consideration in business combination

See Note 2 on financial instruments regarding measurement of the fair value of contingent consideration in a business combination. As of December 31, 2022, and 2023, the Group has NIS 5,170 thousand and NIS 3,264 thousand, respectively, of contingent consideration.

If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the Group will retrospectively adjust the relevant amounts that were recognized at the time of the acquisition.

B.	Presented below is the fair value, as of the acquisitions dates, of the transferred consideration:

NIS in thousands
Consideration paid in cash	-
Deferred consideration in cash	4,352
Contingent consideration	10,185
Non-controlling interests	(142)
14,395

C.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	-
Less – acquired cash and cash equivalents	1,560

Total	1,560

D.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	1,560
Restricted cash	196
Financial assets measured at fair value through profit or loss	47
Trade and other receivables	1,936
Inventory	2,631
Property, plant and equipment and right-of-use asset	1,934
Goodwill	150
Overdraft	(1,170)
Current maturities	(75)
Trade and other payable	(7,524)
Financial liabilities	(3,237)
Loan to non-controlling interest	2,598
Liabilities in respect of employee benefits	(383)
Total identifiable net assets	(1,337)

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 8 – Investment in Subsidiaries: (Cont.)

E.	Goodwill

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

During 2023 the Company established two companies in Eilat, pharmacy and trading house, with a business partner (hereinafter: “the associates”). The Company holds 50% of the associates’ shares and has an option to obtain control on these associates. As of December 31, 2023, the Company granted a loan in the amount of NIS 2.5 million to these associates. In addition, As of December 31, 2023, the associates’ total assets balance is NIS 4.2 million and total liabilities balance is NIS 4.3 million.

The associates had incurred losses in the amount of NIS 0.1 million in 2023. Since the Company has not incurred legal or constructive obligations or made payments on behalf of the associates, the Company did not recognize its share of the losses.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 8 – Investment in Subsidiaries: (Cont.)

D.	Joint operations

On December 19, 2022, the Company entered into a partnership agreement with Praetorian Global, Inc. the parent company of the cannabis brand, “Binske” to grant InterCure an exclusive right to cultivate, manufacture, market, and distribute Binske-branded products in major global pharmaceutical markets including Israel, Germany, Australia, UK and others. On December 30, 2022, the Company engaged in an agreement with a Business partner to establish a 50/50 partnership in order to produce the Binske products, the agreement included an investment by each partner of up to NIS 40 million. The Company invested in the partnership by providing it inventory of NIS 20 million and it has also provided the partnership a loan of NIS 20 million. The loan bears annual interest, calculated annually, according to the Bank of Israel interest rate plus a spread of 3%.

As of December 31, 2023, the partnership total asset balance is NIS 40.7 million, out of which NIS 19.2 million is presented under inventory. The total liabilities balance of the partnership is NIS 36.9 million, out of which NIS 21.6 million is a loan granted by the company. The loan is measured at fair value through profit or loss and amounts to approximately NIS 18.4 million. The partnership revenues amount to NIS 2.4 million and have incurred losses of NIS 0.9 million.

Note 9 – Property, Plant and Equipment and right of use assets:

2023

	Computers and office equipment	Right-of-use asset	Machinery and equipment	Buildings and greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2023	6,813	33,770	15,605	70,132	126,320
Disposals	-	(711)	(55)	(870)	(1,636)
Additions during the year	789	2,976	257	8,937	12,959
Balance as of December 31, 2023	7,602	36,035	15,807	78,199	137,643

Less accumulated depreciation and impairment losses
Balance as of January 1, 2023	1,490	7,364	3,131	11,202	23,187
Disposals	-	(284)	(41)	(447)	(772)
Impairment loss	-	-	916	3,673	4,589
Additions during the year	1,490	4,982	1,797	4,897	13,166
Balance as of December 31, 2023	2,980	12,062	5,803	19,325	40,170

Property, plant and equipment, net, as of December 31, 2023	4,622	23,973	10,004	58,874	97,473

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 9 – Property, Plant and Equipment and right of use assets: (Cont.)

2022

	Computers and office equipment	Right-of-use asset	Machinery and equipment	Buildings and greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2022	3,961	27,115	8,123	58,798	97,997
Acquisitions as part of business combination	165	-	22	1,747	1,934
Additions during the year	2,687	6,655	7,460	9,587	26,389
Balance as of December 31, 2022	6,813	33,770	15,605	70,132	126,320

Less accumulated depreciation
Balance as of January 1, 2022	729	3,146	1,358	6,255	11,488
Additions during the year	761	4,218	1,773	4,947	11,699
Balance as of December 31, 2022	1,490	7,364	3,131	11,202	23,187

Property, plant and equipment, net, as of December 31, 2022	5,323	26,406	12,474	58,930	103,133

Note 10 – Goodwill:

A.	Movement in carrying amount

Goodwill
NIS thousands

Balance as at December 31, 2022	284,181
Impairment loss	(63,101)

Balance as at December 31, 2023	221,080

B.	Goodwill impairment testing

In order to test the impairment of goodwill, the goodwill was allocated to the Cannabis segment (See Note 2I).

The recoverable amount of the cash-generating unit was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers.

The carrying amount of the unit was determined to be higher than its recoverable amount of NIS 390,936 thousand and an impairment loss of NIS 63,101 thousand was recognized. The impairment loss was allocated fully to goodwill and is included in other expenses, net.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 10 – Goodwill: (Cont.)

C.	Key assumptions used in calculation of recoverable amount

The key assumptions used in the calculation of recoverable amounts are as follows:

(1)	Discount rate

The after-tax discount rate was 16.5% and was estimated based on past experience, and an industry average weighted average cost of capital, which was based on a possible range of debt leveraging of 7% at a market interest rate of 9.65%.

The after-tax discount rate is based on the risk-free rate for 15-year debentures issued by the government in the relevant market, and adjusted for a risk premium.

(2)	Terminal value growth rate

A cash flows forecast for 5 years was included in the discounted cash flow model. The long-term growth rate was 3.5%. The terminal value growth rate is consistent with the assumptions that a market participant would make.

D.	Sensitivity to changes in assumptions

Below are the effects of the changes in the key assumptions on the recoverable amount:

(1)	Discount rate

An increase in the discount rate of 1% will affect the calculation of the unit’s value in use so that it will decrease to NIS 352,232 thousand and the impairment loss will increase in NIS 39 thousand.

(2)	Terminal value growth rate

A decrease in the terminal value growth rate of 1% will affect the calculation of the unit’s value in use so that it will decrease to NIS 368,352 thousand and the impairment loss will increase in NIS 23 thousand.

Note 11 – Investment in Assets Measured at Fair Value through Profit or Loss:

The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which are mostly performed using the OPM method.

	December 31
	2023	2022
	NIS in thousands
Fair value of the investment in Fore (A)	1,922	1,600
Fair value of the investment in Cavnox (B)	-	965

	1,922	2,565

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 11 – Investment in Assets Measured at Fair Value through Profit or Loss: (Cont.)

A.	F.O.R.E Biotherapeutics Ltd. (“Fore”)

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

In October 2022, Fore had an investment round. The Company chose not to participate and as a result was diluted from 0.44% to 0.11% on a fully diluted basis.

In August 2023, Fore had another investment round of series D convertible preferred stock and raised USD 40 million. The Company chose not to participate and as a result was diluted from 0.11% to 0.03% on a fully diluted basis.

As of December 31, 2023, the Company’s stake in Fore is approximately 0.03% of capital, undiluted (assuming conversion to ordinary shares), and approximately 0.03%, fully diluted.

B.	Cavnox Ltd. (“Cavnox”)

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

As of December 31, 2023, the fair value of Cavnox according to the valuation is immaterial. Therefore, the Company recorded a loss in the amount of NIS 965 thousand and the balance of Cavnox as of December 31, 2023, is zero.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 12 – Receivables and Payables

A.	Trade receivables:

	December 31
	2023	2022
	NIS in thousands
Open accounts *	65,820	34,841
Credit cards receivable	1,634	3,725
Provision for discount	(1,858)	(753)
Provision for doubtful debts	(5,185)	(894)
	60,411	36,919

*	For additional information, please see Note 13A(2) regarding factoring.

B.	Other receivables:

	December 31
	2023	2022
	NIS in thousands
Institutions (A)	61,325	6,384
Prepaid expenses	1,285	3,132
Prepayments to suppliers	29,464	1,212
Loans to non-related parties, net (B)	40,532	64,352
Receivables revenue	713	3,840
Loans to related parties	3,416	16,087
Others	4,381	2,368
	141,116	97,375

(A)	As of December 31, 2023, the Company received compensation from the Tax authorities due to Iron Swords in a total amount of NIS 31.1 million, of which NIS 31 million as an advance payment for the damage caused to the southern facility. As of April 30, 2024, the Company received compensation in the total amount of NIS 57.3 million. The balance as of December 31, 2023, contains an amount of NIS 56 million according to the additional compensation that the Company expects to receive from the Tax authorities, based on the Company’s estimate. As a result, the Company recorded other income in the amount of NIS 30 million and Cost of revenue in amount of NIS 57 million. See also note 1(B)2 and Note 19(D)A.

(B)	The balance as of December 31, 2023, is comprised mainly of debts and loans provided to non-related parties as part of mergers and acquisitions processes which did not materialize and were not completed, net of respective provision for impairment. Debts and loans of approximately NIS 43.5 million includes Better transaction (see Note 16(4)), SPAC transaction (see Note 1B(1)) and 3 additional transactions (uncompleted acquisition processes) which are in dispute. The Company examined the total debts and loans, including its collaterals, other guarantees and its legal stand and recorded a provision for an impairment in a total amount of NIS 12.2 million, see also other expenses in Note 19D.

Balance before provision for impairment	52,761
Provision for impairment	(12,229)
Balance after provision for impairment	40,532

C.	Other payables:

	December 31
	2023	2022
	NIS in thousands
Accrued expenses	6,386	3,857
Institutions	27,351	21,236
Payroll and related liabilities	6,113	6,732
Deferred revenues	-	8,060
Short term Lease liability	4,640	4,349
Advanced payments	-	66
Deferred consideration due to acquisitions	4,080	4,080
Contingent liability (Note 16)	6,123	-
Others	459	17
	55,152	48,397

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 13 – Financial Instruments and Management of Financial Risks:

A.	Financial risk factors

The Company’s activity exposes it to various financial risks, such as market risks (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management plan focuses on activities to minimize possible negative effects on the Company’s financial performance.

1)	Market risks:

B.	Foreign currency risk

The carrying amounts of the Group’s financial assets and liabilities which are denominated in foreign currency are as follows:

	Assets		Liabilities
	As of December 31		As of December 31
	2023	2022	2023	2022
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands
Cash – EURO	24	-	-	-
Cash – USD	293	17,302	541	-
Investment in Fore – USD	1,922	1,600	-	-
Investment in Cavnox – USD	-	965	-	-
Other receivables – USD	1,111	2,899	-	-
Trade payables – USD	-	-	13,380	11,267
Trade payables – CAD	-	-	921	208

C.	Price risk

The Company has invested in marketable shares listed on a stock exchange, which are classified as financial assets in respect of which the Group is exposed to risk due to volatility in the security’s price, which is determined based on market prices on the Stock Exchange. The balance of these investments in the financial statements as of December 31, 2023 is NIS 187 thousand.

2)	Credit risk

Cash and cash equivalents:

Credit risk arises in respect of cash and cash equivalents. The Company engaged with banking corporations which have been given minimum independent ratings of AA.

Customer debt:

The terms of customer credit are up to end of month + 90 days. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company evaluates provisions for doubtful debts on a case by case basis. The Company has a factoring agreements in respect of customer debt with a leading banks in Israel and other financing institutions. In accordance with the agreement, as of the reporting date, the Company assigned, through absolute assignment by way of sale, customer debt in the amount of approximately NIS 59 million with an estimate annual interest of 7%.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 13 – Financial Instruments and Management of Financial Risks: (Cont.)

3)	Liquidity risk:

The Company evaluates the risk of cash shortage using monthly budgets.

The following table presents the repayment periods of the Group’s financial liabilities, in accordance with their contractual terms, by undiscounted amounts (including payments in respect of interest):

As of December 31, 2023:

	Up to one year	One year or more	Total
	NIS in thousands

Credit from banking corporations **	88,194	82,202	170,396
Trade payables and other payables	128,952	-	128,952
Lease liability (1)	4,640	20,641	25,281
	221,786	102,843	324,629

As of December 31, 2022:

	Up to one year	One year or more	Total
	NIS in thousands

Credit from banking corporations **	126,935	99,684	226,619
Trade payables and other payables	174,463	-	174,463
Lease liability (1)	4,349	23,102	27,451
Short term loan from related party	1,090	-	1,090
	306,837	122,786	429,623

**	The Company is in compliance with the required financial covenants. Therefore, the liabilities are presented under non-current liabilities.

(1)	The company has lease agreements for the company’s offices in Herzliya and for the pharmacies located throughout Israel.

The term of the lease agreements ends between 2025 – 2036, depending on the location.

D.	Change in interest curves and inflation expectations

As from 2021 inflation rates in Israel and the world have been rising – in 2021 the rate of change in the Consumer Price Index in Israel increased, an increase that continued also in 2023. Along with the worldwide rise in prices, central banks around the world decided to raise interest rates with the aim of curbing rising prices. The changes in interest rates had some effect on items in the financial statements as the company has loans of NIS 170 million and rise in interest will increase the company’s finance expenses. The changes in The Consumer Price Index in Israel had minor effect on items in the financial statements.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 13 – Financial Instruments and Management of Financial Risks: (Cont.)

B.	Disclosure of fair value

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	53	-	1,922	1,974
Investment in XTL stocks	134	-	-	135
Total assets	187	-	1,922	2,109

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	48	-	2,565	2,613
Investment in XTL stocks	157	-	-	157
Total assets	205	-	2,565	2,770

Financial assets

The Company has investments in investees measured at fair value through profit or loss.

The fair value of the investments in these investees as of December 31, 2023 amounted to a total of NIS 2,109 thousand, in accordance with a valuation which was received from an external valuator (level 3) or quoted marked price (level 1). For additional information see Note 11 above.

In accordance with the valuation of the investment, the fair value of shares was estimated according to the Options Pricing Model (OPM) method. In this method the Company’s aggregate equity value is allocated to the underlying equity securities.

For details regarding the fair value of the investment in XTL shares, see Note 7 above.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 13 – Financial Instruments and Management of Financial Risks: (Cont.)

Changes in financial instruments whose fair value measurement was classified at level 3:

	Financial assets measured at fair value through profit or loss in
	2023	2022
	NIS in thousands
Opening balance	2,565	2,565
Loss which was recognized in the statement of income	(643)	-
Closing balance	1,922	2,565

C.	Sensitivity analysis to changes in market factors:

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

Impact of the USD
As of December 31
2023
NIS in thousands

Profit or loss	185

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 14 – Lease liability:

Maturity analysis of the Group’s lease liabilities

December 31,
2023
NIS thousands
Less than one year	4,640
One to five years	12,133
More than five years	8,508

Total	25,281

Current maturities of lease liability	4,640

Long-term lease liability	20,641

Payments of lease liabilities	4,713

Amounts recognized in profit or loss

	2023	2022	2021
	NIS thousands	NIS thousands	NIS thousands
Interest expenses on lease liability	726	719	480
Variable lease payments not included in the measurement of the lease liability	1,330	988	2,574

	2,056	1,707	3,054

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 15 – Taxes on Income:

A.	Tax rates applicable to the Company

The corporate tax rate has been 23% since 2018.

B.	Tax assessments

In accordance with the agreement with the tax authorities, the Company has tax assessments that are considered as final up to and including the tax year 2014.

C.	Carryforward tax losses and other temporary differences

The Company has business losses and capital losses for tax purposes which are carried forward to future years and which amount to, as of December 31, 2023, a total of approximately NIS 86,725 thousand.

D.	Deferred taxes

The Company recorded deferred tax in the amount of NIS 27,523 thousand in respect of the balance of carryforward loss in the amount of NIS 119,664 thousand.

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

Balance of deferred tax asset
(liability) as at January 1, 2023	20,635

Changes recognized in biological assets	1,275
Changes recognized in carryforward tax losses	1,786
Other changes	985

Balance of deferred tax asset
(liability) as at December 31, 2023	24,681

E.	Current taxes

The Company recorded a provision for current taxes in the amount of NIS 7,627 thousand.

F.	Taxes on income which are included in the statements of profit or loss.

For the year ended December 31

	2023	2022	2021
	NIS in thousands	NIS in thousands	NIS in thousands
Current tax expense	6,294	17,708	10,467
Deferred tax (income)	(4,046)	(17,615)	974

Total tax expense	2,248	93	11,441

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 15 – Taxes on Income: (Cont.)

G.	A reconciliation between the theoretical tax on earnings before income and tax expenses for the year ended December 31

	2023	2022	2021
	NIS in thousands
Loss (Profit) before taxes on income	61,285	(43,842)	(18,734)
tax rate	23%	23%	23%

Total tax benefit (expense) at applicable tax rate	14,096	(10,084)	(4,309)
Nondeductible expenses	(482)	(2,999)	(419)
Nondeductible Share-based payment	(596)	(2,049)	(1,484)
Creation of deferred taxes for tax losses from previous years for which deferred taxes were not created in the past	-	12,837	(2,709)
Change in temporary differences for which deferred taxes are not recognized	529	(1,075)
Impairment losses on goodwill	(14,513)	-	-
Other permanent differences	(1,282)	3,277	(2,520)
Income tax benefit (expense)	(2,248)	(93)	(11,441)

Note 16 – Commitments, Charges and Contingent Liabilities

A.	Engagements

1.	Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern Facility”). As of the reporting date, the northern facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the northern facility to a total area of approximately 16 dunams. The northern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. During the reporting period, Canndoc performed extension, upgrade and adjustment works on the northern facility, for the purpose of ensuring the northern facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries. The performance of the upgrade works was concluded in the fourth quarter of 2019; On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek.

On January 1, 2023, a separate legal entity was established, and from this date, the activity of the Northern Facility is executed under this entity.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

2.	On April 23, 2019, Canndoc signed a binding agreement with an Israeli corporation which holds agricultural areas in Kibbutz Nir Oz, in the Western Negev, for the construction of a production complex with maximum production potential of up to 88 tons of medical cannabis per year, which will operate in addition to the northern facility (hereinafter: the “Southern Site”). During 2021, the Company completed the investment in the construction of facilities for the purpose of growing and production of inventory.

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

On December 24, 2020, Canndoc announced that it had received a permanent license from the medical cannabis unit. During the reporting year of the financial statements, Canndoc has begun commercial growing in the southern facility. On January 1, 2023, a separate legal entity was established, and from this date, the activity of the Northern Facility is executed under this entity.

B.	Contingent liabilities

2.	On August 19, 2019, a motion was filed with the District Court of Tel Aviv-Yafo against 17 companies which are engaged in the medical cannabis production and growing segment, or which hold plants for the production of cannabis products, including Canndoc, to approve a claim as a class action (the “Motion”), asserting the provision of drugs to patients in poor condition (as alleged in the motion), in a manner which constitutes prohibited discrimination, as stated in the Equal Rights for Persons with Disabilities Law, 5758-1998, as well as activities within the framework of a restrictive arrangement, in a manner which breaches the provisions of the Economic Competition Law, 5748-1988 due to the allegedly defective marking of the product components, while restricting the quantity and/or quality and/or type of the provided services. The claimed sum amounts to NIS 686 million. A preliminary hearing regarding the motion is scheduled for July 14, 2021.

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

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

On June 21, 2022, the company responded to the request for amendment.

On September 12, 2022 the court partially granted the request for amendment, and ordered the applicant to submit an amended request for approval, after which the company’s response to the amended request for approval will be submitted.

On November 27, 2022, the applicant submitted the amended application for approval of the motion (“the amended motion”).

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

On July 4, 2023, the companies and the plaintiff submitted an agreed request to withdraw the motion filed by the plaintiff to certify such claim as class action. Based on the agreed request submitted by the parties, on July 24, 2023 the court determined that all the Companies together would pay the plaintiff a minor compensation in the amount of 70 thousand NIS (when the motion put the amount at approximately 685 million NIS), as well as a total of 40 thousand NIS for the plaintiff’s attorney, all in light of the plaintiff’s and his attorney’s resources.

3.	On December 8, 2020, a third party with whom Canndoc is engaged in a medical cannabis growing agreement (hereinafter: the “Plaintiff” and the “Agreement”, respectively) filed with the Magistrate’s Court of Kfar Sabba a summary procedure claim in the amount of NIS 2,271,310, in which it was alleged that Canndoc had breached the agreement, with the main assertion being that Canndoc had not paid for the agricultural produce which the plaintiff had grown on its behalf. On January 25, 2021, Canndoc filed a motion for leave to defend against the claim, in which it rejected the assertions and emphasized that it had not breached the agreement, and that, inter alia, the agricultural produce did not meet the Company’s requirements, as determined in the agreement. The Court set a date for the hearing regarding the motion for leave to defend on July 1, 2021. After a mediation process between the parties was unsuccessful, the first pre-trial was held on March 21, 2022. On December 8, 2022, the parties agreed to mediation process. On February 26, 2022 a mediation meeting took place and no agreements were reached. On July 12, 2022, and after assessing all damages Canndoc sustained due to Plaintiff’s non-compliance with the agreement, Canndoc filed a counterclaim against the plaintiff claiming damages of 7,360,867 NIS.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

As part of the counterclaim, Canndoc asserts that Plaintiff must compensate it for damages caused by, among others, loss of profits, work performed on the goods and Infringement of proprietary rights. In response to the counterclaim, Plaintiff submitted a statement of defense on November 20, 2022. A preliminary hearing was held on December 5, 2022, and the court decided to refer the parties to another mediation attempt to conclude both proceedings. After the mediation meeting failed, the parties returned to court. On March 29, 2023, an evidentiary hearing took place, at which each party’s witnesses were cross-examined.

As a result of discussions that took place between the parties, the parties agreed to return to mediation, in order to conclude the disputes in a mediation settlement. The court was informed of the mediation efforts.

As a result of mediation between the parties, on June 7, 2023, the parties reached a confidential mediation agreement that settled the case between them.

4.	On July 27, 2022 Cantek Group companies (the “Companies”) filed a request for a debt settlement with their creditors, and for a stay of proceedings order in accordance with the Insolvency and Economic Rehabilitation Law, all as a result of large debts accumulated by the group of companies.

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

The settlement manager is working to regulate the registration of the rights of the relevant company from the Cantek Group on one real estate asset which will enable its sale within the creditor arrangement approved by the court.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

According to the information provided to us by the settlement manager, in the near future the registration of the rights will be regulated and the sale of the rights of the relevant company from the Cantek Group will be carried out. The proceeds received from this sale will be used for distribution to the creditors of the relevant company from the Cantek Group as stipulated in request 57 for the insolvency case in the title.

In addition, these days the settlement manager is examining the debt claims submitted on behalf of Cantek Group creditors and in the near future he will decide on these debt claims, including the debt claim submitted on behalf of Intercure and Canndoc.

Subject to the settlement manager’s decision, the Company estimates the chance that most of Intercure’s debt will be repaid within the proposed settlement is higher than the chance that it won’t be repaid.

5.	On January 31, 2023, the agreement with Cann Pharmaceutical Ltd. (hereinafter: Cann) to acquire 100% of Cann’s shares was automatically terminated after the fact that the closing conditions in accordance with the terms of the agreement were not met. During the negotiations and after the merger agreement was executed, the Company extended loans to Cann, and also provided funding and cultivation services to it, in light of the parties’ cooperation.

On February 14, 2023, the Company filed a statement of claim (“SoC”) against Cann with the Tel-Aviv Magistrate Court. In the SoC, the Company argues that Cann owes the Company a NIS 7,875,189 due to written agreements and commitments made by the parties that Cann violated. As part of the SOC, remedies are sought in relation to, inter alia, loans that the Company provided to Cann as well as cultivation services that the Company provided to Cann. On June 6, 2023, Cann’s statement of Defense was submitted (“SoD”) and on February 7, 2024 the Company’s statement of Reply was submitted. In addition, on June 6, 2023, Cann filed a counterclaim against the company and its officers (“Defendants”) for the amount of over NIS 100 million, with the Tel-Aviv Magistrate Court.

In the counterclaim Cann argues that it suffered damages due to the alleged sabotaging of the merger transaction carried out by all of the defendants. Cann requests the court to order the completion of the merger transaction. It also provides two alternate requests: 1. Compensate Cann in the amount of USD 35,000,000; 2. Order a compensation for damages caused on the amount of Cann’s Australian company’s activity’s value. In addition, Cann argues that it suffered several damages caused by the defendants.

On February 7, 2024 the defendant’s statement of Defense to the counterclaim was submitted. In its detailed statement of defense, the Company addressed Cann’s claims, while demonstrating to the court why the counterclaim against the company is unfounded. See Note 12B.

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances. See Note 12.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

6.	On April 16, 2023, Intercure filed a request for an order to initiate proceedings against Umana Pharmacies (“Umana”) in light of a debt of approximately NIS 8,000,000 plus interest, in accordance with the loan agreement dated July 7, 2023, that was signed between Intercure and Umana. The request was submitted to the Haifa district court.

On April 17, 2023, the court issued its decision, setting a hearing for July 2, 2023, on the request for an order to open the proceedings, as well as deadlines for responses by the parties.

After negotiations between the parties were conducted, Umana and Intercure signed an agreement to reschedule the debt of Umana to Intercure. The parties undertook to keep the content of the settlement under complete confidentiality.

In accordance with this agreement, on May 24, 2023, the parties submitted an agreed request to withdraw the motion to initiate insolvency proceedings against Umana and the court approved this request.

7.	A lawsuit was filed on April 24, 2023, by the companies Cannolam Ltd. And Cannolam Retail Ltd. (together, the “Plaintiffs”) against Intercure itself and against four other defendants, Pharmazone Pharmacy Ltd., Canndoc Ltd., Doron pharmacy Ltd., and Ahuza Pharmacy D.Y. Ltd, after disputes arose between the Company (and its related companies) and minority shareholders of its subsidiary Cannolam.

During a hearing held in court in this proceeding on June 15, 2023, the parties agreed to initiate an arbitration proceeding. The parties’ agreement to initiate an arbitration procedure was validated by the court.

The Company and its related companies submitted a claim for repayment of debts owed by Cannolam to the Company and its related companies in the amount of tens of millions. The minority shareholders filed a counterclaim for repayment of the debts owed by the Company to Cannolam and to themselves. The parties submitted their Statements of defense, and on July 20, 2023, a hearing was held before the arbitrator. Pursuant to the company’s press release filed on October 31ST, 2023, the arbitration has been concluded and the arbitrator decided in favor of the Company on most of the claims presented to him by the Company, while rejecting almost all of the claims presented by the minority shareholders. Additionally, the arbitrator determined that Cannolam owes Intercure significant amounts (tens of NIS millions), which Intercure has claimed as part of the Arbitration, in recognition of Intercure’s ongoing support of Cannolam. The minority shareholders did not transfer their part of the Cannolam debt owed to Intercure and as a result of such, in accordance with the Arbitration decision, their shares in Cannolam were transferred to InterCure.

However, the minority shareholders claimed that regardless of the fact that they chose not to pay the debts determined by the arbitrator as part of the arbitration and, therefore, according to the agreement each party goes its own way, they are still deserving the sum of NIS 3 million.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

As a result, as of September 18,2023, the Company hold 100% of the shares in Cannolam and recognized other expenses, net in amount of NIS 2,076 thousand

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances.

8.	A Statement of claim was filed by Geffen Residence & Renewal (former: Cannomed Medical Cannabis Industries Ltd.) (“Geffen”) with the Tel-Aviv district court on March 6, 2023. According to Geffen, Intercure fundamentally breached the purchase agreement signed between the parties in 2021. It is alleged that Intercure has failed to pay Geffen the full consideration under the agreement. The position of Intercure is that the agreement was breached by Geffen after it gave Intercure false representations under the agreement and did not meet the closing condition that was stipulated in the contract regarding Petach-Tikva pharmacy which did not receive medical cannabis license and accordingly the acquisition was not materialized.

The Company’s Statement of Defense (“SoD”) was submitted on August 3, 2023, together with the Company’s counterclaim for over NIS 1,000,000. In the counterclaim, the Company argues that Geffen misrepresented the rights of the “Hello Medical” partnership which were acquired by the Company (inter alia, regarding the partnership’s financial status, purpose and the partners’ compensation model). As a result of the mistake and deception the Company received a different asset, a loss-making asset. Hence, the court was asked to correct the omissions were made in relation with the partnership’s rights acquisition, while fully compensating the Company for its damages arising from the acquisition. The Geffen’s Statement of Reply and their Statement of Defense for the counterclaim was submitted on January 22, 2024, and the Company’s Statement of Reply for the counterclaim was submitted on February 18, 2024.

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances. In light of the above, a provision in respect of the motion was not included in the Company’s financial statements.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

9.	On April 17, 2023, the applicants filed a request for approval of a class action lawsuit against medical cannabis companies, including Intercure Ltd. And Canndoc Ltd. (“the Approval Request”). The main claim in the Approval Request is that the medical cannabis companies advertise their medical cannabis products. The court was requested in the Approval Request to determine that the representative class will consist of “any consumer of licensed cannabis and any consumer of unlicensed cannabis starting from the year 2020.”

The claimed compensation in the Approval Request amounts to NIS 420,000,000. Additionally, the applicants argue that they are entitled to a monetary reward of NIS 42,000,000, and that punitive damages amounting to NIS 84,000,000 are also due.

In the Approval Request, the applicants argue that the actions of the respondents constitute criminal offenses under the Dangerous Drugs Ordinance [New Version] -1973, and the Prohibition of Advertising and Restriction on the Marketing of Tobacco Products and Smoking, 5743-1983, seemingly making the respondents criminal organizations as defined in the Combating Criminal Organizations Law, 5763-2003. The applicants also claim violations of consumer-business relations contrary to the General Contract Law, Consumer Protection Laws, and unjust enrichment principles. On July 20, 2023, the respondents filed a request to dismiss the Approval Request. On December 11, 2023, a preliminary hearing was held before the court, during which the court addressed all the difficulties arising from the request for approval.

On January 10, 2024 the applicants submitted their responses to the cannabis companies request to dismiss the Approval Request. The applicants also submitted to the court a motion seeking amendments to the approval request. On February 20, 2024, the cannabis companies responded to the motion to amend the Approval Request and claimed that the court should reject the motion. A pre-trial conference has been scheduled for June 26, 2024.

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances. In light of the above, a provision in respect of the motion was not included in the Company’s financial statements.

10.	Based on the Company’s estimations and legal advice from its advisors with respect to the aforementioned claims, the company recorded a provision in the amount of NIS 6,123 thousand (see Note 12(C)).

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 17 – Long term loans

A.	Composition of long term loans from banks:

NIS in thousands

Long-term credit from banks	82,202
Current maturities of long-term loans	50,266
132,468

B.	Information on material loans

	Original loan	Interest	Loans
	amount	Rate	Period (years)	December 31, 2023	December 31, 2022
	NIS thousands		NIS thousands
Long-term material loans from bank	146,000	Prime rate plus a spread of 1.5% - 2.56%	1.5-5	113,471	107,471

Less current maturities				(44,762)	(26,202)
Total				68,709	81,269

Note 18 – Equity

A.	Composition of share capital:

	December 31		December 31
	2023	2022	2023	2022
	Registered		Issued and paid-up

Ordinary shares with no par value	100,000,000	100,000,000	45,572,690	45,572,689

B.	On January 26, 2021, the Company’s board of directors approved, subject to the publication and approval of the outline, the allocation of 3,831,949 options to the officer and to 19 Canndoc employees. The outline was completed, and the options were allocated, on March 15, 2021.

C.	At the closing of the SPAC transaction, which occurred on April 23, 2021, the company issued 15,650,280 ordinary shares to subversive unitholders. See note 1B.

D.	On April 27, 2021, the Company issued to Mr. Alexander Rabinovich, CEO, 224,756 options to purchase 224,756 ordinary shares of Intercure. The options were granted following the General Assembly from August 2018 as part of Canndoc acquisition transaction and as approved by the Company’s general assembly on April 1, 2021 as part of the Transaction. On September 2, 2021 Mr. Alexander Rabinovich exercised 2,150,919 options to ordinary shares of Intercure for a total consideration of NIS 3,594 thousand.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 18 – Equity (Cont.)

E.	On August 30, 2021, the Company’s board of directors authorized management to offer a total of up to 340,170 options to an officer (the Company’s CFO), 5 Canndoc employees and 2 consultants, which constitute 0.8% of the Company’s shares.

F.	In November 2021, an employee exercised 10,103 options in consideration of an exercise price of NIS 18.38 per share.

G.	During 2021, four institutional investors exercised 240,972 options in consideration of an exercise price of NIS 19.58 per share, in consideration of 240,972 ordinary company shares.

H.	During 2021, the Company engaged in several acquisitions. As a result of the acquisitions the company has committed to issue ordinary shares, as part of the acquisitions considerations, equal to NIS 17.3 million.

During 2021, the Company allocated 139,966 ordinary shares of Intercure.

During 2022, the Company allocated 438,745 ordinary shares of Intercure.

I.	On May 15, 2022, the Company’s board of directors authorized management to offer a total of up to 596,937 options to an officer (the Company’s CFO) and 7 Canndoc employees, which constitute 1.3% of the Company’s shares in accordance with the Company 2015 ESOP plan.

J.	On September 15, 2022, the company held an annual Special General Meeting of Shareholders, that approved an extension of the exercise period for 1,030,325 options previously granted to the Company’s chairman of the board, for an additional 3 years until December 31, 2026.

K.	On November 14, 2022, the Company’s board of directors authorized management to offer a total of up to 287,131 options to Canndoc employees in accordance with the Company 2015 ESOP plan.

L.	In August 2023, 1,631,708 options, which were granted in 2020 to four institutional investors, one additional investor, and the Company’s controlling shareholder, expired.

M.	Rights associated with shares:

Each share gives its owner the right to participate and to vote in the general meetings (each share has one voting right), and the right to receive dividends and/or bonus shares.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 18 – Equity (Cont.)

N.	Share-based payment transactions:

Expense recognized in the financial statements

The expense which was recognized in the financial statements for received services is presented in the following table:

	For the year ended December 31
	2023	2022	2021
	NIS in thousands

Total expenses recognized from share-based payment transactions	2,592	8,907	6,452

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

On July 7, 2022, the Company’s board of directors resolved to adopt a new plan for the allocation of shares and options to employees, directors, and consultants (the “2022 Options Plan”).

Presented below are the main terms of the 2022 options plan:

●	In accordance with the 2022 options plan, options or shares will be allocated to the Company’s employees in accordance with section 102 of the Income Tax Ordinance (New Version), 5721-1961 (hereinafter: the “Income Tax Ordinance”), in accordance with the trustee track or the non-trustee track. Options will be allocated to consultants, service providers, controlling shareholders or any other entity other than Company employees in accordance with section 3(I) of the Income Tax Ordinance only.

●	The exercise price of each share option will be approved by the board of directors in its exclusive discretion, in accordance with the provisions of the law, and subject to guidelines which will be recommended by the committee from time to time.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 18 – Equity (Cont.)

Changes in share options during the year

Presented below is a table listing the number of share options, the weighted average of their exercise prices, and the changes which were made to the employee options plans during the current year:

	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS		NIS
Share options at beginning of year	3,402,113	11.44	2,257,753	17.06	1,199,791	15.40
Share options which were granted during the year	-	-	1,344,068	20.25	1,201,426	18.88
Share options which were forfeited during the year	278,491	15.24	128,438	6.90	132,688	18.38
Share options which expired during the year	103,791	6.87	71,270	4.84	674	18.38
Share options which were exercised during the year	-	-	-	-	10,103	18.38

Share options at end of year	3,019,831	11.59	3,402,113	11.44	2,257,753	17.06

Exercisable share options at year end	2,386,907	9.14	1,923,260	6.86	1,413,615	15.90

Note 19 – Expenses:

A.	Cost of revenue

	For the year ended December 31
	2023	2022	2021
	NIS in thousands

Payroll and associated expenses	8,401	6,567	11,605
Farm operating expenses	12,132	13,673	20,407
Purchases	240,765	282,029	115,952
Depreciation	5,295	4,780	3,163
Changes in inventory	(19,379)	(77,322)	(27,439)
	247,214	229,727	123,688

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 19 – Expenses: (Cont.)

B.	General and administrative expenses:

	For the year ended December 31
	2023	2022	2021
	NIS in thousands

Payroll and associated expenses	10,329	10,960	8,673
Consulting and professional expenses	8,555	7,759	4,686
Directors’ fees	431	821	567
Insurance	1,749	2,147	2,661
Rent and maintenance	5,958	5,997	2,837
Provision for doubtful debts	4,363	(20)	477
Fees	680	302	337
Depreciation	7,871	4,224	2,931
Other	2,674	3,892	4,037
	42,610	36,082	27,206

C.	Sales and Marketing:

	For the year ended December 31
	2023	2022	2021
	NIS in thousands

Payroll and associated expenses	31,332	36,225	15,053
Commission distribution	14,834	5,597	5,624
Other	7,103	14,711	2,537
	53,269	56,533	23,214

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 19 – Expenses: (Cont.)

D.	Other expenses (income):

	For the year ended December 31
A. Other income	2023	2022	2021
	NIS in thousands

Remeasurement of contingent consideration	897	10,572	-
Government reimbursements (Note 1(2) and Note 12B(A))	30,080	-	-
Remeasurement of provision for impairment of other receivables	1,277	-	-
Other	1,632	300	860
	33,886	10,872	860

B. Other expenses	For the year ended December 31
	2023	2022	2021
	NIS in thousands
Remeasurement of contingent consideration	1,964	-	-
Impairment losses on goodwill	63,101	-	-
Impairment losses on Property, plant and equipment	4,589	-	-
Changes in loan measured at fair value through profit or loss	2,330	-	-
Issuance expenses	-	-	3,504
Provision for impairment (See Note 12B)	-	11,729	-
Other	9,040	1,271	327
	81,024	13,000	3,831

Note 20 – Finance income:

	For the year ended December 31
	2023	2022	2021
	NIS in thousands

Income from deposits	5,301	844	130
Interest in respect of loan from related party	74	-	-
Exchange differences	508	7,326	-
Total finance income	5,883	8,170	130

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 21 – Finance expenses:

	For the year ended December 31
	2023	2022	2021
	NIS in thousands

Interest in respect of loan from related party	-	-	43
Expenses in respect of fees and interest	23,493	14,059	4,627
Exchange differences	554	-	4,536
Interest expense in respect of lease liability	726	630	375
Other	828	266	-
Total finance expenses	25,601	14,955	9,581

Note 22 – Earnings (Loss) Per Share:

Details regarding the number of shares in the calculation of profit or (loss) per share

	For the year ended December 31
	2023		2022		2021
		Profit (loss)		Profit (loss)		Profit (loss)
	Weighted number of shares	NIS in thousands	Weighted number of shares	NIS in thousands	Weighted number of shares	NIS in thousands
Number of shares and profit (loss) for calculating basic profit (loss) per share	45,572,689	(61,959)	45,352,601	44,819	38,492,600	(4,690)

Options which could potentially be dilutive in the future, antidilutive in 2023, 2022 and 2021	-		54,271		2,346,532

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 23 - Balances and Transactions with Related Parties:

A.	Balances with related parties (consolidated)

Composition:

	December 31
	2023	2022
	NIS in thousands

Other receivables (Note 12B)	3,429	16,087

(1) Loans from related party

Following the acquisition of Canndoc and the appointment of Mr. Avner Barak as a director in the Company, a loan from Mr. Avner Barak to Canndoc in the amount of NIS 718 thousand was recorded in the Company’s financial statements. The loan principal bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.62% in 2020). The loan is repaid in equal monthly installments (principal and interest) in the amount of NIS 15 thousand. The loan was fully repaid during 2023.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 23 - Balances and Transactions with Related Parties: (Cont.)

B.	Transactions with related parties

1. Benefits in respect of the employment of key management personnel (including directors) (*) who are employed in the Company:

	For the year ended December 31
	2023		2022		2021
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Short-term employee benefits	4	2,628	4	2,198	3	946
Management fees	1	781	1	675	1	606
Share-based payment	4	1,346	4	6,362	1	3,023
	4	4,755	4	9,235	3	4,575

(*) The key management personnel include the Chairman of the Board, the Company’s CEO, CFO and the COO

2. Benefits in respect of key management personnel (including directors) who are not employees of the Company:

	For the year ended December 31
	2023		2022		2021
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Management fees	4	518	4	739	3	550
Share-based payment	-	-	3	14	3	48
	4	518	4	753	3	598

(*) The key management personnel who are not employees of the Company include one director, two outside directors, and one independent director.

3. Payroll and associated expenses of related party

The total sum of payroll and associated expenses which was recognized in Sales and Marketing is NIS 366 thousand.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 23 - Balances and Transactions with Related Parties: (Cont.)

4. Rental Income - sublease agreement with companies related to the related party

The subsidiary Canndoc leases an office floor, and subleases part of the floor to three companies related to the controlling shareholder.

Revenue of NIS 205 thousand and NIS 291 and thousand was recorded in the financial statements in 2023 and 2022, respectively.

Note 24 - Operating Segments:

Operating segments are reported according to the same basis of internal reports that are regularly reviewed by the Company’s Chief Operating Decision Maker, who is responsible for allocating resource to the Company’s operating segments and assessing their performance.

The Company has 2 operating segments: (A) Investments in portfolio companies in the biomed sector, and (B) Investments in the medical cannabis sector.

A.	Investments in portfolio companies in the biomed sector: the Company has investments in XTL, Cavnox and Fore. These investments are measured at fair value through profit or loss. See Note 11.

Presented below are financial data regarding the segment:

	2023	2022
	NIS in thousands
Loss from investment in XTL	22	174
Loss from investment in Cavnox	965	-
Gain from investment in Fore	(322)	-
	665	174

	2023	2022
	NIS in thousands
Fair value of the investment in XTL	134	156
Fair value of the investment in Cavnox	-	965
Fair value of the investment in Fore	1,922	1,600
	2,056	2,721

B.	Investments in the medical cannabis sector: Canndoc, Cannolam, Pharmazone and other investments as described in Note 8. The Company’s Chief Operating Decision Maker (the CEO) reviews the financial results as a single business unit.

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 24 - Operating Segments: (Cont.)

Operating segment data:

Reconciliation of operating segment data include addition of assets and liabilities which were not attributed to segments.

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2023
External revenue	355,553	-	-	355,553
Segment profit (loss)	44,460	(665)	-	43,795

General and administrative expenses not attributable to segments				(38,224)
Other expenses, net				(47,138)
Operating Loss				(41,567)

Segment assets	755,209	2,056	29,349	786,614
Segment liabilities	392,381	-	(62,829)	329,552

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2022
External revenue	388,684	-	-	388,684
Segment profit (loss)	68,552	(174)	-	68,378

General and administrative expenses not attributable to segments				(15,623)
Other expenses, net				(2,128)
Operating Profit				50,627

Segment assets	886,184	2,770	69,053	958,007
Segment liabilities	526,285	-	(89,755)	436,530

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2021
External revenue	219,677	-	-	219,677
Segment profit (loss)	44,646	(1,868)	-	42,778

General and administrative expenses not attributable to segments				(11,620)
Other expenses, net				(2,971)
Operating Profit				28,187

Segment assets	551,435	2,895	131,994	686,324
Segment liabilities	132,562	-	94,571	227,133

Notes to the Consolidated Financial Statements	Intercure Ltd.

Note 24 - Operating Segments: (Cont.)

Major customers

Revenues from one customer of the cannabis segment represents approximately NIS 42 million of the Company’s total revenues (In 2022 - approximately NIS 41 million; In 2021 - approximately NIS 22).

Note 25 - Subsequent Events

A.	On January 31, 2024, the Company entered into share purchase agreement (the “Agreement”) with the shareholders of Leon Pharm Ltd. (the “Sellers”, and “Leon Pharm”, respectively) to purchase Leon Pharm, a leading, Israel-based pharmacy chain specializing in dispensing medical cannabis in Israel, by way of a share purchase of all of the issued and outstanding share capital of Leon Pharm (the “Transaction”). The Transaction is expected to close upon the fulfillment of certain closing conditions, including, among other things, the approval of the Israel Medical Cannabis Agency (IMCA) and the Israel Competition Authority.

B.	In March 2024, the Company signed an agreement to end the engagement between the Company and the minority interest shareholders of “Maayan Haim” pharmacy, which was signed in October 2021. As a result, the Company will return Maayan Haim’s shares, and as of March 25, 2024, Maayan Haim will no longer be controlled by the Company.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Articles of Association of Intercure Ltd. (previously filed as Exhibit 1.1 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

2.1	Specimen of Share Certificate for Intercure Ltd.’s Ordinary Shares (previously filed as Exhibit 2.1 to Amendment No. 2 to the Company’s Form 20-F, filed on August 16, 2021 and herein incorporated by reference).

2.2	Description of Securities Registered under Section 12 (previously filed as Exhibit 2.2 to the Company’s Form 20-F, filed on April 28, 2023 and herein incorporated by reference).

4.1	Arrangement Agreement, dated February 9, 2021, by and among Intercure Ltd., Canndoc Acquisition Subco Ltd.,* Subversive Real Estate Acquisition REIT LP, Subversive Real Estate Acquisition REIT (GP) Inc. and Subversive Real Estate Sponsor LLC (previously filed as Exhibit 4.1 to the Company’s Form 20-F (File No. 001-40614), filed on July 14, 2021 and herein incorporated by reference).

4.2	Partnership Agreement, dated May 25, 2015, by and among Canndoc Ltd., Beit HaEmek Agriculture, Agricultural Cooperative Society LTD and Beit HaEmek Kibbutz Agricultural Cooperative Society LTD (previously filed as Exhibit 4.2 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

4.3	Partnership Agreement, dated April 8, 2019, between Canndoc Ltd., Kibbutz Nir Oz, Agricultural Cooperative Society and Canndoc Nir Oz Agricultural Cooperative Society (previously filed as Exhibit 4.3 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

4.4#	Intercure 2015 Option Plan (previously filed as Exhibit 4.4 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

4.5	Loan Agreement, effective as of June 21, 2018, by and between Avner Barak and Intercure Ltd. (previously filed as Exhibit 4.5 to the Company’s Form 20-F, filed on July 14, 2021 and incorporated herein by reference)

8.1	List of Subsidiaries (previously filed as Exhibit 8.1 to the Company’s Form 20-F, filed on April 28, 2023 and herein incorporated by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1	Letter of Brightman Almagor Zohar & Co. (a firm in the Deloitte Global Network) to the SEC, dated June 7, 2021 (previously filed as Exhibit 15.2 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference)

97.1*#	Clawback Policy

101

The following financial information from Intercure Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

# Management contract or compensatory plan.

129

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report filed on its behalf.

INTERCURE LTD.

Date:	April 30, 2024	By:	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer

130