Form 20-F
period 2024-12-31
Intercure Ltd.
filed 2025-05-01
CIK 1857030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Amos Cohen

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

Amos@intercure.co

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered or to be registered
Ordinary Shares	INCR	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 47,162,713.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

InterCure Ltd. is an Israeli public corporation whose shares are listed for trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “INCR” and on the Tel Aviv Stock Exchange (“TASE”) under the symbol “INCR”.

Unless indicated otherwise by the context, all references in this Annual Report on Form 20-F (“Annual Report”) to “InterCure”, the “Company”, “our Company”, “we”, “us”, “our” or the “Registrant” are to InterCure Ltd. and its subsidiaries.

Our functional currency and reporting currency is the New Israeli Shekel, and all references to “NIS” are to New Israeli Shekels. Unless otherwise noted, all monetary amounts are in NIS. References to “U.S. dollars” or “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, no par value.

PRESENTATION OF FINANCIAL INFORMATION

We have included in this Annual Report on Form 20-F our audited consolidated financial statements as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024. Our consolidated financial statements appearing in this Annual Report are prepared in NIS and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are audited in accordance with the standards of the PCAOB.

MARKET, INDUSTRY AND OTHER DATA

This Annual Report on Form 20-F includes market and industry data and forecasts that were obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which InterCure operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the cannabis industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Although management believes it to be reliable, InterCure has neither independently verified any of the data from management or third-party sources referred to in this Annual Report, nor analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D “Risk Factors” below.

Statements made in this Annual Report on Form 20-F concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this Annual Report.

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

We present Adjusted EBITDA and EBITDA in this Annual Report because these are measures that our management and board of directors utilize as a measure to evaluate our operating performance. Accordingly, we believe that Adjusted EBITDA and EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

These measures should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of net income (loss) from continuing operations to EBITDA and Adjusted EBITDA, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results”.

3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. All information other than statements of current and historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecasts”, “intends”, “may”, “might”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “scheduled”, “should”, “target”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	our partners’ ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	the development and regulation of cannabis and, more specifically, the medical-use cannabis industry;

●	the outcomes of preclinical studies, clinical trials and other research regarding the safety and efficacy of cannabis and the ability of such trials to increase acceptance of cannabis in the medical community;

●	the commercialization and pricing of our products;

●	our competitors’ development, marketing and sale of products that compete with our products;

●	our expectations regarding future growth, including our ability to complete the expansion of our facilities in northern Israel, southern Israel, the European Union and Canada, as well as the overall expansion of the Cannolam pharmacy chain in 2025 and onwards;

●	our estimates regarding the growth of the Israeli medical cannabis market (including the number of patients);

●	our ability to enter into arrangements with distributors, including any required regulatory approvals;

●	our ability to maintain an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile;

●	our ability to execute our growth strategies;

●	our competitive position within the industry;

●	expectations for regulatory and competitive factors related to the cannabis industry generally, including the permanent export permit from the Israeli Medical Cannabis Agency (the “IMCA”) and Israeli authorities, as well as the ability to obtain import permits into Israel for future cannabis shipments;

4

●	the continued listing of the ordinary shares;

●	the conflict in the Middle East, and specifically on-going armed conflict between Israel and its neighbors (Gaza strip and Lebanon);

●	our expectations regarding our ability to complete the recovery from war damage and rehabilitation of our facility in southern Israel;

●	our expectations regarding our revenue, expenses and operations;
●	expectations regarding future director and executive compensation levels and plans;

●	the time and attention each executive officer and director will devote to our business;

●	expected industry trends;

●	general economic trends;

●	fluctuations in foreign exchange rates; and

●	fluctuations in interest rates.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this Annual Report on Form 20-F and the documents that we reference herein and have filed as exhibits to the Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this Annual Report is accurate as of the date of this Annual Report. Because the risk factors referred to in Item 3.D. “Risk Factors” of this Annual Report, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Annual Report, and particularly our forward-looking statements, by these cautionary statements.

5

6

7

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this Annual Report on Form 20-F, including the consolidated financial statements and the related notes included elsewhere in this Annual Report, before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, but are not limited to:

●	The medical-use cannabis industry in Israel and other countries is highly regulated;
●	We are dependent upon regulatory approvals and licenses for our ability to produce and distribute our pharmaceutical-grade cannabis products;
●	Research on the effects of cannabis has been limited.
●	We compete for market share with companies that may have longer operating histories, more financial resources, and greater manufacturing and marketing experience than us.
●	Potential anti-dumping and tariff duties on imports from Canada could increase costs and affect our business.
●	Legal and illegal use of cannabis for non-medical purposes may have a significant negative effect on the medical-use cannabis industry and our pharmaceutical-grade cannabis business.
●	Our business is subject to, or may become subject to, a variety of U.S. and foreign laws relating to the production and distribution of cannabis, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.
●	We are subject to risks inherent in an agricultural business, which include the risk of crop failure.
●	We have a limited operating history upon which investors can evaluate our future prospects.
●	We may be adversely impacted by the failure of any of our joint ventures.
●	We may be unable to comply with all safety, health and environmental regulations applicable to our operations and the medical-use cannabis industry.
●	Our pharmaceutical-grade cannabis-based products may be subject to recalls and we may be subject to product liability claims.
●	We may experience breaches of security at our facilities or losses as a result of, but not limited to, theft.
●	If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or we are found by regulators to be non-compliant with statutory requirements for protection and storage of personal data, we could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences.
●	Third-party manufacturers and distributors may not successfully carry out their contractual duties or meet regulatory requirements.
●	We may not be able to secure adequate or reliable sources of funding required to operate our business or increase our production to meet patient demand for our products.
●	We incur increased costs as a result of operating as a public company in the U.S.
●	We follow the reduced disclosure requirements applicable to emerging growth companies.
●	We are a “foreign private issuer” and follow certain home country corporate governance practices.
●	We may not be able to successfully execute strategic alliances or transactions.
●	International expansion of our business exposes us to business, regulatory, political, operational, financial, economic and other potential risks associated with doing business outside of Israel.
●	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.
●	A breakdown in our information technology systems could result in a significant disruption to our business.
●	Future sales or distributions of our securities could cause the market price for our ordinary shares to fall.

●	We may be subject to risks related to the protection and enforcement of intellectual property rights, and may become subject to allegations that we or our joint venture partners are in violation of intellectual property rights of third parties.
●	A competitor may discover or misappropriate our trade secrets and other intellectual property.
●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products.
●	We may not realize the full benefit of preclinical studies or clinical trials using our GMP-certified products for various indications.
●	We may not own intellectual property developed under joint venture arrangements.
●	Conditions in the Middle East and in Israel, including implications of political, economic and military instability arising from the multi-front war Israel is facing, may harm our operations and results and may limit our ability to raise additional funds.
●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
●	Provisions of Israeli law may delay, prevent or otherwise impede a merger with us, or an acquisition of us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.
●	We may not be able to enforce covenants not to compete under applicable laws, and therefore we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.
●	Investors may have difficulties enforcing a U.S. judgment against us or our executive officers and directors, or asserting U.S. securities laws claims in Israel.
●	Our results of operations may be harmed by currency fluctuations and inflation.
●	Political, military conditions or other risks in Israel could materially and adversely affect our business. Our operations may be affected by negative labor conditions in Israel.
●	Under our amended and restated articles of association, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding ordinary shares at any time without receiving prior approval from the IMCA, the ordinary shares held by that person in excess of such limit will automatically become dormant shares.
●	We have not paid dividends on our ordinary shares and, therefore, our investors may not rely on us as a source for any future dividend income.
●	Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, for U.S. federal income tax purposes.
●	The development of and international responses to Russian’s military action against Ukraine commenced in February 2022 may negatively affect our sales and earnings or otherwise have an adverse effect on our operations.

Risks Related to Our Pharmaceutical-Grade Cannabis Business and the Medical-Use Cannabis Industry

The medical-use cannabis industry in Israel and other countries is highly regulated and new laws or regulations, or changes to existing laws or regulations, or changes in their enforcement or application could materially and adversely affect our business.

The successful execution of our pharmaceutical-grade cannabis business objectives is contingent upon our compliance with all applicable laws and regulatory requirements in Israel and other jurisdictions, including our ability to obtain all required regulatory approvals for our production and distribution activities involving our pharmaceutical-grade cannabis and cannabis-based products.

The administration, application and enforcement of the IMCA regulations or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, on us and our business may significantly delay or impact our ability to participate in the Israeli medical-use cannabis market or medical-use cannabis markets outside of Israel, and to produce and distribute pharmaceutical-grade cannabis and cannabis-based products for medical use.

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

As a result, until the regulatory requirements are met, none of our products will be distributed through any of our partnerships. In addition, the continuation or expansion of our international operations depends on our ability to renew or secure permits, licenses or other approvals. In the event that we, or our partners, are found not to be in compliance with any applicable authorities, regulations, or conditions, we and our partners’ existing licenses and any new licenses that we may obtain may be revoked or restricted. Should we fail to qualify for licenses or certifications under any of these authorities, should we fail to comply with any applicable regulatory requirements or with conditions set out under our licenses, or should our licenses not be renewed when required, or be renewed on different terms, or should our licenses be revoked, we may be unable to execute our business plan. This would have a broad impact on us and could have a material adverse effect on our businesses, reputation, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment.

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

Furthermore, our strategic partnerships with leading brands (Tilray Inc. (NASDAQ: TLRY) (“Tilray”), Organigram, Inc. (NASDAQ: OGI) (TSX: OGI) (“Organigram”), Aphria, Fotmer Corporation S.A. (“Fotmer”) and Binske) depends on our ability to obtain the required import/export permits of cannabis and cannabis-based products into Israel and/or other countries. Any regulatory decision to postpone such permits may negatively impact our ability to operate our partnerships effectively and profitably.

Furthermore, our pharmacy operations (via Cannolam Ltd. (“Cannolam”) and via Leon Pharm Ltd.) are operating in accordance with the IMCA regulations as of the date of this Annual Report, which limits a patients’ ability to fill their prescriptions to only those authorized pharmacies. Any changes to this regulation that will revoke and change the place of issuance and sales of the medical cannabis products, can impact our pharmacy operations and expansion plans for the future.

Our operations at the production facilities in northern and southern Israel involve a partnership with two kibbutz entities that have provided their lease to the land as part of the partnership. These leases to the land are subject to regulatory approval.

In both our production facilities in northern and southern Israel (the “Northern Facility” and “Southern Facility”, respectively) our partners are Kibbutz entities that were granted a lease for their land by the Israel Land Administration (“Land Administration”). The leases authorize use of the land for agriculture purposes. In order to verify that the Kibbutz does not use the land for other purposes, every partnership needs to be approved in advance and pursuant to Agricultural Settlement Law, must obtain an excessive use permit.

We hold such excessive use permits for both facilities, with the one applicable to the Northern Facility valid until December 2027 and the one applicable to the Southern Facility valid until November 2029. We currently believe that those permits will be renewed when they expire. However, the renewal of these permits is subject to approval, which may or may not be granted and may be subject to additional restrictions, in each case, potentially impacting our ability to operate the facilities’ profitably.

Since October 7, 2023, Israel has remained in a State of War, as declared by the Israeli government. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets including our Southern Facility, located in Nir Oz that suffered devastating damage. The Southern Facility was designated by the Israeli authorities as a closed military area and has been used by the Israel Defense Forces (the “IDF”), including, among others, the IDF Medical Corps. As of the date of this Annual Report, the Company is in the process of restoring the Southern Facility, as part of its war recovery plan. The Company is working with the Israeli authorities to obtain full compensation for the damages caused by the war while continuing the rehabilitation of the site, a process that remains ongoing and essential for its recovery. For additional information, see “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations”.

Research on the effects of cannabis has been limited and future clinical trials may be expensive, time consuming, uncertain, susceptible to change, delay or termination, and may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy and dosing of cannabis.

Research regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or specific cannabinoids such as cannabidiol (“CBD”), and tetrahydrocannabinol (“THC”), remains in relatively early stages and there have been only a few clinical trials that have been conducted on these topics. We have not completed any clinical trials using cannabis or cannabis-based products to date. We have received IMCA feasibility approval to initiate nine clinical trials and we have commenced one phase 3 clinical trial. We initiated a phase 3 clinical trial in a leading Israeli medical center to study our product’s influence on cognitive and adjacent capabilities on children who are on the autistic spectrum. The patient recruitment for the trial was initiated but was stopped due to COVID-19 challenges and as a result of significant delays resulting from the COVID-19 pandemic, it has not been clear since then when the Company will be able to conduct and complete any of its clinical trials.

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

The results contained in the articles, reports and studies referenced in this Annual Report are not necessarily predictive of future results. Future research and clinical trials may draw opposing conclusions or may reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to the use of cannabis as a treatment for a medical indication. This could result in restrictions on the distribution of our products, the loss of regulatory approval for an approved medical indication, or an adverse effect on the social acceptance of cannabis for medical use or the demand for our pharmaceutical-grade cannabis products.

Our business may be adversely affected if there is a resurgence of the COVID-19 pandemic or outbreak of any other pandemic or epidemic.

Public health epidemics or outbreaks could adversely impact our business.  If there is a resurgence of COVID-19, or outbreak of any other pandemic or epidemic, its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, any future resurgence of the COVID-19 pandemic, or outbreak of any other pandemic or epidemic, may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future resurgence of COVID-19, or outbreak of any other pandemic or epidemic, disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The extent to which COVID-19, or outbreak of any other pandemic or epidemic, impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the extent to which any resurgence of the COVID-19 pandemic may impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, military conditions in Israel, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Environmental, social and corporate governance (“ESG”) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

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

If we do not adapt to or comply with new regulations, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

Potential anti-dumping and tariff duties on imports from Canada could increase costs and affect our business

There is an ongoing regulatory uncertainty regarding a proposed imposition of anti-dumping duties specifically on medical cannabis products imported from Canada to Israel. On January 18, 2024, we were notified that the Trade Levies Commissioner (the “Commissioner”) of the Israeli Ministry of Economy and Industry had initiated a public investigation into alleged dumping of medical cannabis imports from Canada to Israel. On November 10, 2024, the Commissioner announced a final determination proposing the imposition of a 175% anti-dumping duty on imports of Canadian licensed producers. Following the Commissioner’s determination, in April 2025, the Israeli Minister of Economy and Industry accepted the recommendation to impose the proposed duty. However, on April 24, 2025, the Israeli Minister of Finance submitted a formal objection to the Minister of Economy and Industry regarding the imposition of the duty. On April 29, 2025, the Israeli Minister of Economy and Industry submitted a formal response opposing the Minister of Finance’s position, reaffirming his decision to proceed with the anti-dumping duty process.

If imposed, as one of the largest medical cannabis cultivators in Israel, we have the infrastructure and capacity to significantly expand our local cultivation operations, and we are actively pursuing expansion plans to support future demand; however, such duties could still increase the cost of importing medical cannabis from Canada to Israel, which may impact the pricing and competitive dynamics in the Israeli medical cannabis market and could adversely affect certain aspects of our business and results of operations.

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

We have had negative cash flow from operating activities for the years ended December 31, 2024 and December 31, 2023, after having positive cash flow from operating activities for the years ended December 31, 2022 and December 31, 2021.

We have had a negative cash flow from operating activities for the years ended December 31, 2024 and December 31, 2023, after having positive cash flow from operating activities for the year ended December 31, 2022 and December 31, 2021. The main reason for the negative cash flow for the years ended December 31, 2024 and December 31, 2023 was the impacts of the October 7, 2023 attacks and the war in Gaza that began thereafter on our Southern Facility. There is no assurance that any of our operations will generate earnings, operate profitably or provide a return on investment in the future.

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

Our success is largely dependent on the performance of our management team and certain key employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of any of our key personnel, including Alexander Rabinovich, our Chief Executive Officer and Chairman, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all. We do not currently maintain key-person insurance on the lives of any of our key personnel.

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

Since October 7, 2023, Israel has remained in a State of War, as declared by the Israeli government. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets including our Southern Facility, located in Nir Oz that suffered devastating damage. The Southern Facility was designated by the Israeli authorities as a closed military area and has been used by the IDF, including, among others, the IDF Medical Corps. As of the date of this Annual Report, the Company is in the process of restoring the Southern Facility, as part of its war recovery plan. The Company is working with the Israeli authorities to obtain full compensation for the damages caused by the war while continuing the rehabilitation of the site, a process that remains ongoing and essential for its recovery. For additional information, see “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations”.

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

We routinely process, store and transmit large amounts of data in our operations, including protected personal information as well as proprietary or confidential information relating to our business and third parties. We have programs in place to detect, contain and respond to data security incidents and provide employee awareness training around phishing, malware and other cyber risks to protect, to the greatest extent possible, against cyber risks and security breaches. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. Experienced computer programmers and hackers may be able to penetrate our layered security controls and misappropriate or compromise our protected personal information or proprietary or confidential information or that of third parties, create system disruptions or cause system shutdowns. They also may be able to develop and deploy viruses, worms and other malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Our facilities may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and our customers’ data.

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

Our revenue had grown in recent years prior to the October 7, 2023 and the outbreak of the war in Gaza. Our ability to resume and sustain this growth will depend on a number of factors, many of which are beyond our control, including, but not limited to, the availability of sufficient capital on suitable terms, changes in laws and regulations respecting the production and distribution of our pharmaceutical-grade cannabis-based products, competition, the size of alternative markets, including the black market and the legal adult-use markets, and our ability to produce sufficient volumes of our pharmaceutical-grade cannabis-based products to meet patient demand. In addition, we are subject to a variety of business risks generally associated with developing companies. Future development and expansion could place significant strain on our management personnel and will likely require us to recruit additional management personnel, and there is no assurance that we will be able to do so.

We may be unable to expand our operations quickly enough to meet demand or manage our operations beyond their current scale.

There can be no assurance that we will be able to manage effectively our expanding operations, which may include increasing our production capabilities, adding manufacturing capabilities, adding distribution channels and entering into joint ventures or partnerships. We may be unable to sustain growth, and such growth, if achieved, may not result in profitable operations. We may be unable to attract and retain the management personnel necessary for continued growth or we may not be successful in our strategic investments in joint ventures or acquisitions.

We may not be able to secure adequate or reliable sources of the funding required to operate our business or increase our production to meet patient demand for our products.

The continued development of our business will require additional financing, and there is no assurance that we will obtain the financing necessary to be able to achieve our business objectives. Our ability to obtain additional financing will depend on investor demand, our performance and reputation, market conditions and other factors. Our inability to raise such capital could result in the delay or indefinite postponement of our current business objectives or in our inability to continue to carry on our business. Although we recently completed a financing of approximately NIS 66 million (approximately $18.2 million) through equity and debt, there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

In addition, from time to time, we may enter into transactions to acquire assets or the capital stock or other interests of other entities. Our continued growth has been, including NIS 30 million (approximately $8.3 million) of our recent financing, and may continue to be financed with debt, which may increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions that, if breached, may entitle lenders or their agents to accelerate repayment of loans, and there is no assurance that we would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to any such debt financing.

We incur increased costs as a result of operating as a public company listed on both a U.S. and Israeli securities exchange, and our management is required to devote substantial time to new compliance initiatives.

As a public company listed on a U.S. and Israeli national securities exchange, we continue to incur significant legal, accounting and other expenses and will incur additional expenses after we are no longer an emerging growth company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and rules implemented by the U.S. Securities and Exchange Commission (the “SEC”), and the Nasdaq, impose various requirements on public companies, including requirements to file annual reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating as a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting (“ICFR”) and disclosure controls and procedures necessary to ensure the timely and accurate reporting of operational and financial results. Our existing management team needs to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and will continue to make some activities more time consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), we are required to furnish a report by our management on our ICFR, which, after we are no longer an emerging growth company and unless we qualify for an exemption, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To maintain compliance with Section 404, we have had to document and evaluate our ICFR, which is both costly and challenging. In this regard, we need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

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

Being listed on Nasdaq and complying with applicable rules and regulations also makes it more expensive for us to obtain director and officer liability insurance These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies”. These exemptions include but are not limited to:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these provisions for up to five years ending December 31, 2026, or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different from the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. However, given that we currently report and expect to continue to report under IFRS as issued by the IASB, the extended transition period available to emerging growth companies that report under GAAP is inapplicable to us.

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

As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a “foreign private issuer” and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Israeli Companies Law, 5759-1999, as amended, (the “Companies Law”) as an Israeli public company listed overseas we are required to disclose the compensation of our five most highly compensated office holders on an individual basis (rather than on an aggregate basis), this disclosure is not as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to investors in comparison to those applicable to a U.S. domestic reporting company.

In addition, as a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq for domestic U.S. issuers. For instance, we follow home country practice in Israel instead of the listing rules of the Nasdaq requiring that a majority of a listed company’s board of directors be comprised of independent directors. In addition, we will follow our home country law instead of the listing rules of the Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq may provide less protection to investors than what would otherwise be accorded to investors under the listing rules of the Nasdaq applicable to domestic U.S. issuers.

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

Our performance is subject to fluctuations in foreign exchange rates.

As foreign exchange rates fluctuate, our financial results may be impacted as a material amount of our revenue is generated in NIS. However, since the Company engages in both purchases and sales in foreign currencies, we are unable to predict the net impact of exchange rate fluctuations on our financial statements.

We are subject to privacy and information security risks.

There are a number of laws protecting the confidentiality of certain patient health information and other personal information, including patient records, and restricting the use and disclosure of that protected information. In particular, the Israeli privacy protection law and, once applicable, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), or the European Unions’ General Data Protection Regulation, and similar laws in other jurisdictions, protect medical records and other personal health information by limiting their use and disclosure to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our Israeli patient and are responsible for protecting that information from privacy breaches. As of the date of this Annual Report, we have three (3) registered databases pursuant to Israeli privacy protection laws, one for Canndoc’s, one for Cannolam patients, and one for Kineret pharmacy which is a subsidiary of Cannolam. A privacy breach may occur through a procedural or process failure, an IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion, negligence or through a deliberate cyber-attack. If we are found to be in violation of the privacy or security rules under the Israeli privacy protection law or other laws protecting the confidentiality of patient health information, including as a result of data theft and privacy breaches, we could be subject to sanctions and civil or criminal penalties, which could have a negative financial impact and harm our reputation.

The market price for our shares may be volatile and could decline in value.

The market price of our shares could be subject to significant fluctuations. Some of the factors that may cause the market price of our shares to fluctuate include:

●	volatility in the market price and trading volume of comparable companies;

●	actual or anticipated changes or fluctuations in operating results or in the expectations of market analysts;

●	adverse market reactions to any indebtedness we may incur or securities we may issue in the future;

●	short sales, hedging and other derivative transactions in our shares;

●	litigation or regulatory action against us;

●	investors’ general perception of us and the public’s reaction to our press releases, and other public announcements and our filings with securities regulators, including the filing of our financial statements;

●	publication of research reports or news stories about us, our competitors or our industry;

●	positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	changes in general political, economic, industry and market conditions and trends;

●	sales of our shares by existing shareholders;

●	recruitment or departure of key personnel;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

●	the other risk factors described in this “Item 3.D — Risk Factors” of this Annual Report.

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

Our equity compensation plan may adversely impact our financial results.

The InterCure Ltd. Israeli Shares and Option Allotment Plan (“Equity Incentive Plan”) permits the grant of options. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

We may be subject to legal proceedings from time to time.

Legal proceedings may arise from time to time in the course of our business. All industries are subject to legal claims, with and without merit. Such legal claims may be brought against us or one or more of our subsidiaries in the future from time to time. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. For example, we are currently a party to lawsuits in Israel. Summaries of all our ongoing material lawsuits are provided below in “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

The war in Ukraine and the surrounding region could lead to disruption, instability, and volatility in global markets.

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

In particular, our Southern Facility, one of Israel’s largest and most advanced medical cannabis cultivation sites, located adjacent to Kibbutz Nir Oz, sustained severe damage during the terrorist attack of October 7, 2023.
Approximately 500 Hamas terrorists infiltrated Kibbutz Nir Oz and its surroundings, executing a sustained campaign of murder, destruction, and looting over a period of several hours, without immediate intervention by Israeli military forces. Members of the kibbutz’s emergency response team fought bravely against overwhelming odds until exhausting their ammunition, and many were murdered or taken hostage. The attack resulted in the killing of 47 kibbutz residents and 76 hostages — more than a quarter of the kibbutz’s population — including several partners and employees who were integral to the construction and operation of our Southern Facility. Among them were Aviv Atsili, a metalwork expert and key contributor to the facility’s construction, who fought as a member of the emergency response team and whose body remains held in Gaza, and our employees Ilana Grichevsky and Matan Tsangawker, who were taken hostage, with Matan still being held captive. The attack specifically targeted critical infrastructures, including the kibbutz’s dining hall, agricultural enterprises, industrial facilities, and our Southern Facility. The Southern Facility was subjected to extensive destruction, resulting in the near-total devastation of its cultivation areas, greenhouses, irrigation systems, electrical infrastructure, security systems and water supply. The facility was rendered completely inoperative and uninhabitable. Following the arrival of Israeli Defense Forces and before full clearance of terrorist threats, a rescue operation was conducted to extract survivors, including two of our employees who hid in a secure room for many hours. Subsequently, under special authorization from IMCA, a highly complex and dangerous mission was conducted to salvage what remained of our proprietary genetic bank, a unique and irreplaceable asset developed over years of research and cultivation, under continuous mortar fire, with the support of elite IDF units.

In response, on October 8, 2023, the Security Cabinet of the State of Israel declared war on Hamas and a military campaign ensued. Following the conclusion of immediate military operations, the Southern Facility was requisitioned by the IDF and temporarily converted into a military base supporting operations in southern Gaza. In March 2024, following the IDF’s withdrawal from the area, we commenced an extensive and challenging process of restoration and restructuring.

Since the beginning of the war, during October 2023, we have been impacted by absence of personnel in Israel. However, as of the date of this Annual Report, except for the personnel employed at our Southern Facility in Nir Oz, all of our personnel at our service providers or counterparties located in Israel have returned to full capacity, and we are no longer impacted by any absences of personnel at our service providers or counterparties located in Israel. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since October 7, 2023, the Southern Facility in Nir Oz was initially designated by the Israeli authorities as a closed military area. As of the date of this Annual Report, the Southern Facility is no longer a closed military area, and the Company continues its process of its restoration as part of its war recovery plan. The rehabilitation efforts are progressing according to the Company’s plans and remain an essential part of its recovery. According to Israeli law, due to the location of the Company’s Southern Facility, the Company is entitled to receive from Israeli authorities’ full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. InterCure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received tens of millions of shekels as advance payments from the Israeli authorities in relation to such compensation. Further, in February 2025, we announced the completion of our recent financing, securing NIS 66 million (approximately $18.2 million) to support the recovery of the Southern Facility. The financing also included the issuance of warrants which may further increase the proceeds up to a total of approximately NIS 107 million (approximately $29.8 million) if fully exercised, to support the post-war expansion of the facility, expected to take place in collaboration with the “Tkumah” administration. The completion of the financing included the receipt of funds under a loan agreement from a leading Israeli bank.

As of the date of this Annual Report, the intensity and duration of Israel’s current war against Hamas and the broader regional conflict is difficult to predict, as are its economic implications on the Company’s business and operations and on Israel’s economy in general. The war has already expanded to additional fronts, including Lebanon, Syria, Iran, and attacks by the Houthis in Yemen, increasing regional instability. If the war continues for a prolonged period or escalates further, our operations may be adversely affected.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq and Palestinian groups in the West Bank. Israel has carried out a number of targeted strikes on sites belonging to these groups. To Israel’s northern border, Israel has been engaged with Hezbollah in Lebanon, a terrorist organization that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. As of the end of November 2024, Israel entered into a ceasefire agreement with Hezbollah, but there are no assurances as to whether the agreement will hold or whether further hostilities with Hezbollah will resume. In addition, Iran has launched direct attacks on Israel involving drones and missiles, has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and the Houthi movement in Yemen and various rebel militia groups in Iraq. The continuation of the conflict has led to heightened security concerns, potential disruptions to business operations, and economic instability. There remains significant uncertainty regarding the duration and escalation of the conflict, and further military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

At this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general, which may involve additional credit rating agencies downgrading Israel’s credit rating score after Moody’s downgraded Israel’s credit rating from A2 to Baa1 and its outlook rating remains at “negative.” We continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations. Iran is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements, when necessary, in order to meet our business partners face to face.

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

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. However, under Israeli Law, the Company is entitled to full compensation from the Israeli governmental authorities for all direct and indirect damages suffered to the Company’s southern site. To date, we already received tens of millions of shekels as partial advanced payments from the Israeli authorities. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

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

Many Israeli citizens, including some of our management team, are obligated to perform up to 36 days, and in some cases longer periods, of military reserve duty annually until they reach the age of 41 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency situation, could be called to immediate active duty for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists.

It is possible that there will be large-scale military reserve duty call-ups in the future, similar to the call-ups after October 7, 2023. Our operations could be disrupted by such call-ups, which may include the call-up of our employees, which could materially adversely affect our business. Additionally, the absence of a significant number of the employees of our Israeli suppliers and third-party subcontractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations which may subsequently disrupt our operations.

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

The Company’s listing on each of the TASE and Nasdaq may increase volatility due to the ability to buy and sell ordinary shares in two places, different market conditions in different capital markets, and different trading volumes and trading times. This may result in less liquidity on each exchange, different liquidity levels, and different prevailing trading prices.

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

The Company’s Chief Executive Officer and Chairman, Alexander Rabinovich, holds directly, or through indirect beneficial ownership, 29.32% of the Company’s voting power and, with other executive officers, directors and their affiliates, Company insiders hold directly, or through indirect beneficial ownership, in the aggregate, approximately 29.90% of the Company’s outstanding ordinary shares. These persons will have substantial control over the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. Due to the high concentration of ownership of the Company’s ordinary shares among the Company’s executive officers, directors and a limited number of major shareholders, the availability of InterCure’s ordinary shares to the investing public could be limited, which could negatively impact the trading price of InterCure’s and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a portion of their shares could also negatively affect the trading price of our ordinary shares. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

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

Our board of directors has the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including ordinary shares issuable upon the exercise of outstanding warrants and options. Any further issuances will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Issuances of additional shares would reduce your influence over matters on which our shareholders vote. As to the ability of shareholders to exert influence, see also “— Our management and a limited number of major shareholders have a substantial ownership interest, and the availability of the Company’s ordinary shares to the investing public may be limited”.

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

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2024. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2024 or for any other taxable year. If we were to be characterized as a PFIC in any taxable year, a U.S. Holder (as defined below in “Material Tax Considerations—Certain United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. A U.S. Holder may be able to alleviate some of these adverse tax consequences by timely making a “qualified electing fund” (“QEF”), election or a “mark-to-market” election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see “Item 10.E. — Material Tax Considerations—Taxation of U.S. Holders—Passive Foreign Investment Company”.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

InterCure Ltd. is an Israeli public corporation incorporated in November 1994 under the Israeli Companies Ordinance [New Version] 5743-1983. Our shares are listed for trading on the Nasdaq under the symbol “INCR” and on the TASE under the symbol “INCR”. Our principal executive offices are located at 85 Medinat ha Yehudim Street, 4676670 Israel. Our telephone number in Israel is +972 77 460 5012. Our website address is http://www.intercure.co. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

Previously, our shares were listed on the Toronto Stock Exchange (“TSX”) under the symbol “INCR:U”. In August 2023, following approval by the TSX of our request to delist our ordinary shares from trading on the TSX, our shares were delisted from trading on the TSX.

We currently own all of the issued and outstanding shares of Canndoc, Pharmazone, Leon Pharm and Cannolam and other holdings in additional pharmacies and trade houses.

We (more specifically through Canndoc) are a pioneer in the production (including the breeding, cultivating and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 17 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally-sanctioned regime for the production, manufacturing and distribution of cannabis for medical use. Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis-based branded products to patients in all territories that permit and regulate the distribution of pharmaceutical-grade cannabis, including Israel, the European Union and Australia.

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

We were an early leader in the global medical-use cannabis market and we were one of the first licensed producers of cannabis for medical use in Israel, where medical use of cannabis has been permitted and regulated since 2008. Our pharmaceutical-grade cannabis products are manufactured using processes that are certified and in compliance with the IMCA standards, including IMC-GMP standards, which are substantially similar to the Good Manufacturing Practice of the European Union (“EU-GMP”) standards. GMP certification is an internationally recognized standard that is the primary quality standard that pharmaceutical companies must meet in their production processes. Leveraging our more than 17 years of experience in the medical cannabis business, we have developed production methods for consistent batches with well-defined cannabinoid profiles by following strict protocols, utilizing proprietary cannabis genetics and leveraging our scalable climatized greenhouse technology. All of our products are analyzed by IMCA-certified laboratories using established testing procedures that ensure standardized cannabinoid compound ratios and potency, or cannabinoid profiles.

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

We have two main production facilities: the Northern Facility and the Southern Facility.

The Southern Facility is located in Kibbutz Nir Oz in southern Israel, with a gross area of 1.7 million square feet. Prior to October 7, 2023, this facility was operating in its first phase of development which used 600,000 square feet of which 300,000 square feet were fully developed and operational of the available space and produced seven to ten tons of cannabis annually.

Since October 7, 2023, Israel has remained in a State of War, as declared by the Israeli government. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets including our Southern Facility, located in Nir Oz that suffered devastating damage. The Southern Facility was designated by the Israeli authorities as a closed military area and has been used by the Israel Defense Forces (the “IDF”), including, among others, the IDF Medical Corps. As of the date of this Annual Report, the Company is in the process of restoring the Southern Facility, as part of its war recovery plan. The Company is working with the Israeli authorities to obtain full compensation for the damages caused by the war while continuing the rehabilitation of the site, a process that remains ongoing and essential for its recovery. Our strategic plan not only envisions the restoration of the Southern Facility but also aims to triple its capacity, positioning it to become one of the largest and most advanced medical cannabis cultivation sites in the world.

For additional information, see “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations”.

In the event that the Southern Facility will become fully operational at its maximum capacity and all regulatory approvals are received, full operation of its facility will allow us to produce approximately 88 tons of pharmaceutical-grade cannabis per year in the Southern Facility. In the event that we are able to bring our facilities located in the Southern Facility to their full operational capacity subject to increased demand for our products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. The Company is currently in the initial stages of plans regarding the expansion of our capacity in the Southern Facility.

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

In Israel, we distribute our products through licensed retail pharmacy locations, where patients may fill their prescriptions on site or have our products delivered directly to their residence. To diversify and expand our global production and distribution capabilities to meet current and future demand in our target markets, we have entered into agreements to establish joint ventures, supply and distribution arrangements in the European Union and Canada with local producers and distributors that have significant distribution networks. As of the day of this Annual Report, none of our products have been distributed through any of our distribution partnerships. We anticipate that we will be able to commence distributions after meeting local regulatory requirements and desired price range. While some of the distribution agreements we signed with partners in both Canada and the European Union are no longer valid, we continuously seek out for new strategic agreements with partners in the target markets.

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

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes 28 pharmacies and stores across Israel, the UK and Austria under different brands, including Givol™, Leon Pharm, Max Pharm and Cookies.

Out of the 28 pharmacies and stores, 25 already possess permits and licenses for distributing medical cannabis. The remaining three are at various stages of development, and there can be no assurance as to when, or if, the development of these pharmacies will be successfully completed and the necessary permits and licenses will be obtained.

In July 2024, we completed the purchase of Leon Pharm Ltd. (“Leon Pharm”), a leading, Israel-based pharmacy chain located in major cities throughout Israel specializing in dispensing medical cannabis in Israel, by way of a share purchase of all of the issued and outstanding share capital of Leon Pharm. Established in 1988, Leon Pharm is one of the leading private pharmacy chains in Israel, specializing in the customization of pharmaceutical products and cannabis for patients along with providing a high level of professional service. The transaction is accretive to the Company’s business.

We have not completed any clinical trials using cannabis or cannabis-based products to date. We have received IMCA feasibility approval to initiate nine clinical trials and have commenced one phase 3 clinical trial. We initiated a phase 3 clinical trial in a leading Israeli medical center to study our product’s influence on cognitive and adjacent capabilities on children who are on the autistic spectrum. Patients’ recruitment for the trial was initiated but was stopped due to COVID-19 challenges, and it is uncertain when and if it will be reinitiated. Our clinical studies program experienced significant setbacks in 2020 and 2021 as a result of COVID-19, and at this point, we remain uncertain as to when the studies will be initiated. Additionally, due to significant delays in our clinical program timeline and changes in market conditions, we are currently considering the possibility of canceling the clinical program as it may no longer be relevant to our current operations.

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

●

Leon Pharm’s operations are focused on managing and operating a leading private pharmacy chain across major cities in Israel, specializing in dispensing medical cannabis products and personalized pharmaceutical services.

●	Pharma Zone’s operations are focused on the management and operation of the Pharma Zone trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.
●	Bio Max Pharm’s operations are focused on managing and operating two pharmacies in Holon and Rishon Lezion.

●	Club Pharm Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the commercial center (M-Haderh) in the Emek Hefer district.

●	My Binyamina Club Pharm 2022 Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Binyamina.

●	GreenLog Global Ltd.’s operations are focused on managing and operating the Greenlog trade house which operates as a distributor of medical cannabis products to pharmacies across Israel.

●	Doron Pharmacy Ltd.’s operations are focused on managing and operating a medical cannabis pharmacy in the city of Ra’anana.

●	Ahuza Pharmacy D.Y.’s operations are focused on managing and operating a pharmacy in the city of Ra’anana. The Ahuza pharmacy is yet to be approved for selling medical cannabis.

●	Orni Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Tel-Aviv.

●	Arihut Yamim Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Ashdod. As of the date of this Annual Report, we have asserted claims against the prior owners in relation to this company. A legal dispute is currently ongoing.

●	Amidar Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Naharia.

●	Medicine Center G.G Pharmacy Ltd.’s operations are focused on managing and operating a pharmacy in the city of Bnei Brak.

Our Strengths

We believe our key competitive strengths include the following:

We have been a pioneer of cannabis for medical use for over 17 years. We have been producing cannabis for medical use since 2008 and are one of the first licensed producers and distributors of cannabis and cannabis-based products in Israel. We were the first to import cannabis for medical use into Israel for distribution in the Israeli market and we were the first to export cannabis for medical use to a country in the European Union.

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

Strategic Partnerships. We have entered into long-term exclusive strategic partnerships with leading companies of the industry. We have exclusive long-term partnerships with Tilray, Organigram, Charlotte’s Web Inc. (TSX: CWEB) (OTCQX: CWBHF) (“Charlotte’s Web”), Cookies, Tyson, Binske and Helios brands. These partnerships provide us with product sources and access to our partner’s facilities. This allows us to increase our global footprint and provide access to increased raw material if we need it to meet demand. Together with our local and EU production and distribution channels, we are able to create a dynamic international supply chain for our GMP-branded products.

Expansion into the CBD market. Our strategic partnership with the a global leader in hemp extracts, Charlotte’s Web, was the first partnership we undertook in the CBD space. This agreement includes long-term exclusive distribution rights of Charlotte’s Web’s products in Israel and further non-exclusive distribution rights in the European market. This strategic partnership entails research and development, new product development in Israel, the supply of raw material for Israeli industrialists and manufacturing in Israel and Europe. The noted partnership is subject to the receipt of the required regulatory approvals and the removal of CBD from the Israeli Dangerous Drug Ordinance (“DDO”). Although the delisting of CBD from the illegal substance list has been a topic of discussion among various government officials in Israel, political changes in Israel since December 2022 has resulted in the uncertainty of when, or if, the legislation will proceed. In August 2023, the IMCA published a report titled “Comprehensive reform in the field of medical cannabis - enabling regulation”. The report refers to the current regulatory status of CBD, providing timelines for the removal of CBD from the DDO in February 2024. However, this has yet to have occurred.

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

We are developing a global distribution network. We distribute pharmaceutical-grade cannabis products in Israel (using authorized distributors that are IMC-GDP certified) to all of the pharmacies in Israel that are authorized to distribute cannabis products. In addition, through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes 28 pharmacies and stores across Israel the UK and Austria under different brands including Givol™, Max Pharm, Leon Pharm and Cookies. Out of the 28 pharmacies, 25 already possess permits and licenses for distributing medical cannabis. The remaining three are at various stages of development, and there can be no assurance as to when, or if, the development of these pharmacies will be successfully completed and the necessary permits and licenses will be obtained; while some operate like regular pharmacies selling prescription and over-the-counter medicines, others are still under construction or awaiting regulatory approval. We are in the process of obtaining licenses for these additional three pharmacies.

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

Build a leading global brand. Our plan is to distribute all products produced by us, our joint ventures and our partners under two main global “Cookies” and “CANNDOC” brands and our sub-brands (including, “Indoor”, “Diamonds”, “Stars”, “Utopia”, “Cali”, “Tyson”, “Binske” and “Humboldt”) in order to build global brand awareness of and loyalty to our pharmaceutical-grade products. We design our packaging to have a look and feel that is consistent with other prescribed medicines to reflect the pharmaceutical-grade quality of our products. Our packaging displays ratios of specific cannabinoid compounds and the required disclosures for the relevant jurisdiction of distribution. We believe this strategy will instill physician and patient confidence in us, leading to a greater adoption of our products.

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

Optimize our supply by diversifying production capabilities and maintaining inventory to meet demand. We are continuing to expand our production capabilities in Israel to ensure that we have a sufficient supply of product available to enter the European Union market, including the German market, in the near term. Although our products are not currently produced in any European Union countries, we plan to implement a worldwide footprint to optimize our management of supply based on cost of production and to ensure that we have a consistent supply for the markets that we are targeting. For additional information, see “Item 4.B. Business Overview — Exclusive Partnerships—Germany”, and “Item 4.B. Business Overview — Applicable Laws and Regulations—Germany”.

Maximize operational efficiency. We made a strategic decision to outsource manufacturing and distribution operations to IMC-GMP and IMC-GDP certified third parties in 2016, when Israeli regulations significantly increased the costs of these functions. Beginning in 2020, with the acquisition of Cannolam, we expanded our business model to include distribution capabilities through our network of pharmacies. As we scale our operations and expand into larger markets outside of Israel, our management team plans to explore the commercial and operational benefits of returning to a vertically integrated model, including our ability to control the entire value-chain, from our genetics to the distribution of our branded products to pharmacies. We believe that our prior experience operating throughout the entire value chain enables us to achieve our goal of maximizing operational efficiency, whether vertically integrated or not, while maintaining our high quality.

Our Products

Our product portfolio consists of differentiated pharmaceutical-grade cannabis product brands. We develop our product brands to treat a wide variety of medical conditions and optimize results across a diverse population of patients. We believe patients choose our products because we are known for producing pure, precise and predictable pharmaceutical-grade products.

We believe that cannabinoids, terpenes and other bioactive compounds create beneficial therapeutic results when they work in synergy, an effect known as the “entourage effect”. We do not create our cannabinoid profiles by combining isolated cannabinoid compounds from various sources. Instead, we utilize breeding and cultivation techniques to create stable and consistent levels of target cannabinoid profiles within each plant.

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

Over 100 Pharmaceutical SKU'S

Brand	Description	Products
CANNDOC	Canndoc's ultra medical line	
CANNDOC diamonds	Premium mix light products	
CANNDOC Indoor	Premium indoor grown products	
CANNDOC STARS / CANNDOC Indoor	High-quality mix light products grown in canada	
Cookies	Cookies branded medical products and future pipeline	
HUMBOLDT	Variety of unique elements from the world famous cannabis region – Humboldt, and the world of Cali and weed.	
SPACE LABS / CRAFT	Groundbreaking collaboration, prioritizes the exceptional quality that characterizes the underground cannabis world.	
TOTEM	The production ethos at All Nations fuses traditional Indigenous wisdom with the latest agricultural advancements results in high-quality cannabis.	
PURPLEFARM GROWN IN CANADA	Purplefarm delivers premium craft cannabis, grown indoors in Canada with meticulous attention to detail and a passion for purity and potency.	
SHAPES / BLACKED	The SHAPES and BLACK series offer accessible premium cannabis, combining our high standards with affordability-crafted for everyday use without compromising quality.	
TRP / NIR OZ	The TRP and NIR OZ series represent Canndoc signature lines- showcasing our distinct approach through exceptional in-house cultivation and carefully selected imports.	

NASDAQ: INCR • TASE: INCR

Our Operations

With over 17 years of operations in the medical cannabis business, we have gained significant experience and know-how throughout the entire value chain of producing and distributing cannabis and cannabis-based products for medical use. We strive to ensure that the materials and processes that go into the production and manufacturing of our products comply with the highest standards.

Our current production operations together can produce up to 10 tons per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tons of high-quality medical cannabis. This system enables us to be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

In addition, through strategic partnerships with leading license producers, we may have access to additional high quality medical cannabis on demand. For a more detailed description of our facilities, please see “Item 4.D. Property, Plant and Equipment” below.

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

Over the course of more than 17 years and numerous plant generations, we have bred a wide assortment of cannabis strains covering a variety of cannabinoid profiles. We have developed a proprietary genetic bank, covering dozens of unique cannabinoid profiles, from which we extract growth batches for our current breeding facility. Our breeding is conducted in incubation rooms that are separately housed and therefore isolated from the rest of our cannabis production facility.

During 2021, we applied and received full protected breeding rights on five of our strains. We are still in the process of applying for more protected breeding rights while we expend and stabilize our genetic bank and we intent to apply for protective rights in any jurisdiction in which such rights may be registered. See “— Intellectual Property”.

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

Israel

We have established two partnerships with kibbutzim in Israel for the purpose of breeding, cultivation and harvesting of pharmaceutical-grade cannabis. Our partnerships in Israel are subject to certain risks relating to land uses, see “Item 3.D — Risk Factors — Risks Related to Our Pharmaceutical-Grade Cannabis Business and the Medical-Use Cannabis Industry — Our operations at the production facilities in northern and southern Israel involve a partnership with two kibbutz entities that have provided their lease to the land as part of the partnership. These leases to the land are subject to regulatory approval”.

The Northern Facility

As noted above, we have rights to our production Northern Facility through a joint venture with Kibbutz Beit HaEmek, a kibbutz located in the northern region of Israel. Our relationship with Kibbutz Beit HaEmek is governed by a partnership agreement (the “Northern Kibbutz Agreement”, and “Northern Kibbutz Partnership”, respectively), entered into in May 2015. We hold 70% of the voting rights and rights to profits and losses of this partnership and the Northern Kibbutz holds the remaining 30% of such rights. The operation of the venture is done by an unregistered corporation according to the Northern Kibbutz Agreement. The Parties entered into an amendment agreement, pursuant to which the operations of the Northern Facility have been transferred to an “Agricultural Cooperative Organization” owned by the parties as mentioned above (70% Canndoc and remaining 30% of the Kibbutz).

Under the terms of the Northern Kibbutz Agreement, the Northern Kibbutz has made the facility available for use by the partnership. The Northern Kibbutz has rights to lease the site, which it holds pursuant to a lease dated April 26, 1990, between the Northern Kibbutz and the Land Administration. The initial term of the lease is forty-nine (49) years, ending on September 30, 2038 and is automatically renewed for an additional forty-nine (49) years subject to the terms of the lease. The Land Administration may cancel the lease with regard to areas of the site where protected natural resources are found. The Land Administration also has the right to pass, or allow another to pass, through the site, in the site or over the site, water, drainage, sewage or gas pipes, electric and telephone poles, electric and phone cables, or similar rights of way. The Northern Kibbutz has the right to make a claim for damages that occur as a result of the granting of such rights of way.

The Northern Kibbutz Agreement contains customary representations and warranties, ownership, confidentiality, noncompete, indemnification and insurance provisions. The Northern Kibbutz Agreement has an initial term of five years, with the addition of three extensions spanning five years each, which have been and are automatically renewed, subject to compliance by the parties with the terms and conditions of the Northern Kibbutz Agreement. The Northern Kibbutz is entitled to terminate the Northern Kibbutz Agreement for any reason whatsoever, by giving an advance notice of the earlier of 18 months, or until such time where we find an alternate growing location and obtain the necessary approval from the appropriate regulatory authority to operate at such a location. We are entitled to terminate the Northern Kibbutz Agreement for any reason whatsoever, by giving an advance notice of three months. If we terminate the Northern Kibbutz Agreement, absent good cause, the Northern Kibbutz will be entitled to compensation in the amount of NIS 200,000. The Northern Kibbutz will not be entitled to retain any inventory of pharmaceutical-grade cannabis or products, nor any documents.

The Southern Facility

As noted above, we have also entered into an agreement with Kibbutz Nir-Oz, a kibbutz located in the southern region of Israel, to establish the large-scale production Southern Facility, which will also utilize climatized greenhouses and operate in tandem with our facility in northern Israel. Our relationship with the Southern Facility is governed by a partnership agreement (the “Southern Facility Agreement”, establishing the “Southern Facility Partnership”), entered into in April 2019. We hold 74% of the voting rights of this partnership and the Southern Facility holds the remaining 26% of such rights. The Kibbutz will be eligible to 26% of the profits of the partnership, once it starts generating revenue.

Under the terms of the Southern Facility Agreement, the Southern Facility has agreed to make approximately 540,000 square feet of land plus operational facilities available for use by the Southern Facility Partnership during the term of the Southern Facility Agreement. We also have the option to expand the land made available up to approximately 1 million square feet or a total of approximately 1.7 million square feet including operational facilities. The Southern Facility has rights to lease the site, which it holds pursuant to a lease, dated June 22, 2016, between the Southern Facility and the Land Administration.

The Southern Facility Agreement contains customary representations and warranties, ownership, confidentiality, noncompete, indemnification and insurance provisions. The Southern Facility Agreement requires the consent of the Kibbutz Nir-Oz for certain decisions, including approval of (v) the sale of the entire assets of the Southern Facility Partnership or a material part thereof or the transfer of a material business operation of the Southern Facility Partnership to any other person or corporation; (w) dilution of rights or holdings of the Southern Facility in the Southern Facility Partnership or any other action that might affect the rights of the Southern Facility; (x) change in the business of the Southern Facility Partnership, including the place of its business, entry into a sphere of activity that is not part of the business of the Southern Facility Partnership or termination of an existing business operation of the Southern Facility Partnership, and (y) transactions between the Southern Facility Partnership and related parties. The Southern Facility Agreement has an initial term of ten years, with an option to extend the term for an additional ten years. This extension option is automatically renewed, subject to compliance by the parties with the terms and conditions of the Southern Facility Agreement. Each party to the Southern Facility Agreement is entitled to terminate the Southern Facility Agreement only in the event of an uncured breach, insolvency of the other party or force majeure event. Upon expiration of the term, the Southern Facility will retain all fixtures and we shall not be entitled to any reimbursement for any investment or appreciation attributed to the facility or its land.

Under the terms of each of the Southern Facility and the Northern Facility, we have agreed to provide growing materials and equipment for the production of pharmaceutical-grade cannabis. We maintain ownership of the genetic bank and the climatized greenhouses used on the respective properties. We own the equipment used during the cultivation process, including equipment for lighting, temperature, humidity, radiation, and irrigation control, extraction facilities, and other equipment necessary for complying with the IMC-GAP standards. The operations of the partnership are carried out by our employees and we receive a fee from the partnership for the use of our employees.

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

The Southern Facility is one of the largest medical cannabis production sites in Israel and in the world, covering a total area of approximately 1.7 million square feet. Prior to the war, this facility was operating in its first phase of development which used 600,000 square feet of which 300,000 square feet were fully developed and operational of the available space and produced seven to ten tons of cannabis annually. Assuming that we exercise our option to expand the available land such that the Southern Facility is fully operational at its maximum capacity and all regulatory approvals are received, full operations of its facility will allow us to produce approximately 88 tons of pharmaceutical-grade cannabis per year in the Southern Facility. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel. We plan to bring our facilities located in the Southern Facility to their full operational capacity subject to increased demand for our products, finalization of export regulations from Israel and the import regulations to the European Union and other regulatory approvals that are required for the expansion of production. The Company is currently in the initial stages of plans regarding the expansion of our capacity in the Southern Facility.

Since October 7, 2023, Israel has remained in a State of War, as declared by the Israeli government. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets including our Southern Facility, located in Nir Oz that suffered devastating damage. The Southern Facility was designated by the Israeli authorities as a closed military area and has been used by the Israel Defense Forces (the “IDF”), including, among others, the IDF Medical Corps. As of the date of this Annual Report, the Company is in the process of restoring the Southern Facility, as part of its war recovery plan. The Company is working with the Israeli authorities to obtain full compensation for the damages caused by the war while continuing the rehabilitation of the site, a process that remains ongoing and essential for its recovery. For additional information, see “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations”.

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

Exclusive Partnerships

We have entered into the following partnerships, all of which provides us with exclusive relationships to distribute our products within certain geographical areas. While the partnerships are at various stages in their development, we have yet to fully operationalize any of them and currently only operate in Israel (although, Organigram, Tilray, Binske and Tyson are our key suppliers and we have a vast variety of customers (licensed pharmacies) which include Super Pharm, although we do not depend on a single specific customer). Our products are distributed via Novolog, SLE, N.D.N. and our owned trade houses, which are all licensed distributors in accordance with the New Regulations (as defined below). Management believes that these existing partnerships will allow InterCure to be well positioned following the resolution of certain regulatory matters and the partnerships becoming fully operational, but there is no assurance that this will take place, see “— Applicable Laws and Regulations” and Item 3.D. “Risk Factors”.

Cookies

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam has the exclusive rights to use the Cookies brand in Israel. Cannolam opened a Cookies branded pharmacy in Jerusalem and one in Be’er Sheva was approved to sell medical cannabis in the third quarter of 2022.

In April 2021, we expanded our partnership with Cookies by entering into a letter of intent to expand the Cookies brand into Europe. According to the letter of intent, we will establish joint ventures in European countries that focus on cultivating, manufacturing, and distributing Cookies branded products. In addition, we cultivating Cookies branded products at our Southern Facility which we also plan will supply Cookies products to Cookies stores throughout Europe. Sales of Cookies branded products are subject to obtaining all regulatory approvals in Europe, including export permits and product registration in certain territories.

Further, we entered into a multi-year agreement with Cookies in December 2021 to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in Austria opened its doors in the second quarter of 2022 while our first store in the UK is expected to be open in the second half of 2025, due to delays caused by local regulations.

In addition, in August 2024 we entered into a new strategic agreement with Cookies to cultivate, manufacture, import and distribute Cookies’ branded products, produced from its cultivation and manufacturing facilities, initially in 8 licensed branded pharmacies across Germany, through Cookies Corners. This agreement marks an expansion of our and Cookies’ partnership footprint in Europe now covering the UK, Austria, and Germany, alongside strategic collaborations in Israel. Under the terms of the new agreement, InterCure will cultivate, and manufacture Cookies licensed genetics and products at its global supply chain facilities. InterCure’s EU-GMP manufacturing sites will import, register, and produce Cookies-branded products, including a future range of next-generation offerings such as live resin and live rosin products and vapes.

Tilray

Tilray is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids, currently serving patients and consumers in 16 countries spanning five continents.

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

Organigram

Organigram is a leading licensed producer of cannabis.

In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe (the “Organigram Agreement”). Organigram’s facility located in New Brunswick has a potential annual capacity of 70 tons.

The Organigram Agreement specifies that, subject to obtaining the required permits, we will import from Organigram 3,000 kilograms of medical cannabis products from Organigram’s advanced indoor facility in Canada within a period of 18 months (the “Organigram Initial Period”). In accordance with the Organigram Agreement, we will produce and market the medical cannabis products imported from Organigram in pharmacies throughout Israel and Europe. We will be provided with the option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for a period of two years from the end of the Organigram Initial Period, under the same terms and conditions as those in place during the Organigram Initial Period. These products will be marketed under our “Canndoc Indoor” brand and we and Organigram will examine the possibility of selling these products under a joint brand, in compliance with and subject to the IMCA’s instructions. We will then manufacture and transform the imported product into Canndoc’s GMP-branded product. Final products will be distributed by Canndoc’s distribution channels to all pharmacies in Israel. In August 2020, we successfully imported our first shipment of the noted products from Organigram into Israel and successfully launched the “Canndoc Indoor” family of products.

The Organigram Agreement provides us with an aggregate of up to a seven-and-a-half year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Organigram-branded products sold in Israel.

On November 17, 2022, we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried inflorescence to InterCure. The new strategic agreement contemplates up to 20,000 kg of dried inflorescence to be supplied to InterCure’s international supply chain. Subject to the terms and conditions of the new strategic agreement, Organigram has agreed to exclusively supply InterCure in Israel for a period of three years and a right of first refusal for one additional year. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into InterCure’s international supply chain, subject to local regulations. Almost 3.5 tons were already imported under the new strategic agreement with Organigram. The new strategic agreement replaced the initial strategic agreement. Following the severe damage sustained by our Southern Facility, discussions are ongoing between the parties regarding a potential new course of action under the strategic partnership.

Charlotte’s Web

Charlotte’s Web is the owner of one of the largest worldwide CBD brands.

In December 2020, we entered into a collaboration with Charlotte’s Web, under which are the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the “Charlotte’s Web Agreement”).

The Charlotte’s Web Agreement is for a period of five years (with a one-year extension option) from the date that CBD is removed from the DDO. On February 28, 2022, the Minister of Health adopted a committee recommendation to remove CBD from the DDO, provided that the maximum concentration of THC in the finished product does not exceed 0.3%. The Minister of Health will sign an executive order, which will need to be affirmed by the Knesset’s Health Committee, to complete the delisting process. However, as the political status in Israel is uncertain due to the lack of a stable government, it is unclear when CBD will be delisted.

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

Fotmer

Fotmer is a corporation established in Uruguay that cultivates and produces medical cannabis at a high quality. In December 2020, we entered into an agreement with Fotmer, under which we will import from Fotmer approximately 3,000 kilograms of quality medical cannabis products, each year for a period of four years (the “Fotmer Agreement”).

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

Carma Holdco

On June 23, 2023, we entered into exclusive multi-year binding License Agreement with Carma Holdco, Inc. (“Carma”), dba Tyson 2.0 Inc. Under said agreement, that is governed by the laws of the State of Israel, Carma granted to the Company an exclusive distribution license to, cultivate, manufacture, sell, market, and distribute all approved products and brands of TYSON in Israel, Australia, United Kingdom, Germany and other EU countries such as Switzerland (the “InterCure’s License”). The Company will also have the right to use the name, the marks and the TYSON intellectual property in those territories. In April 2024, we learned that Carma have teamed up with a third party to exclusively cultivate, manufacture, and distribute TYSON branded THC products such as flower, concentrates and consumables across Germany and the United Kingdom (UK), which we believed violated the exclusivity of the InterCure’s License. As of the date of this Annual Report, we are exchanging correspondence with Carma, and in contrary to Carma’s claims, InterCure is asserting that the InterCure’s License and InterCure’s exclusivity rights in Germany and UK remain in full force and effect.

Binske

On December 19, 2022, we announced that we have entered into a definitive licensing agreement with Praetorian Global Inc., based in Florida, and the parent company of the award-winning cannabis brand Binske, that agreed to grant InterCure an exclusive multi-year right to cultivate, manufacture, market and distribute Binske-branded products in major global pharmaceutical markets including Israel, Germany, Australia and others. As part of the Agreement, Binske will provide the Company access to its intellectual property, including genetics, formulations and know-how for cultivation and manufacturing of Binske-branded cannabis products and the Company’s facilities. In addition, Binske will provide InterCure with intellectual property rights relating to extraction formulations and the production of downstream products developed by Binske, and will support InterCure’s team with training of manufacturing and cultivation methods that are tailored for Binske’s exacting standards. Under the terms of the agreement, InterCure will produce and distribute the branded products leveraging its international supply chain using the Company’s medical cannabis-dedicated pharmacy chain.

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

Fully Owned Trade Houses

In May 2021, we acquired 100% ownership of Pharma Zone Ltd., a thriving medical cannabis trade house in Israel that distributes our top-quality products to over 100 locations nationwide. In addition, in May 2021, we purchased 100% of one of the leading operating trading houses in Israel (addition to Pharma Zone), which is authorized to distribute GMP medical cannabis products to pharmacies. The purchase of the trading house has been supporting our vertically integrated model and be an addition to our existing distribution channels.

SLE

In September 2019, we entered into a distribution agreement with SLE, a subsidiary of Teva Group Pharmaceutical Industries Ltd. (NYSE: TEVA) (TASE: TEVA), a leading Israeli company in the health services field (the “SLE Agreement”).

Pursuant to the SLE Agreement, SLE will provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each, which have been exercised. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field.

Pursuant to the noted agreement, Novolog provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each, which have been exercised. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

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

Bazelet

Bazelet Group operates the largest cannabis production facility in Israel, in accordance with strict IMC-GMP and EU-GMP standards. As part of its operations, Bazelet is also the leading producer of cannabis oil products in Israel, serving both the domestic and export markets. There is a close collaboration between the Company and Bazelet, whereby Bazelet provides production, EU-GMP-certified export, and distribution services to the Company in the Israeli market. In addition, Bazelet purchases raw materials and products from the Company from time to time. In the ordinary course of this collaboration, including as a result of such purchases, Bazelet has accumulated certain outstanding commercial balances towards the Company, which are considered material.

N.D.N

In January 2025, we entered into a distribution agreement with N.D.N. Storage and Distribution Ltd. (“N.D.N.”), a licensed distributor specializing in the storage, collection, and distribution of medical cannabis products in Israel.

Pursuant to the agreement, N.D.N. will provide us with logistics, storage, collection, and distribution services for our medical cannabis products throughout Israel. The agreement further strengthens Canndoc’s nationwide distribution capabilities, ensuring an efficient and reliable supply chain to serve pharmacies.

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

During the year 2023, the German legislative landscape saw considerable debates around the Cannabis Act (the “CanG bill”). This legislation, which was first enacted in February 2024 and came into effect on April 1, 2024, is poised to significantly impact the German cannabis market by enabling both medical and adult-use cannabis. Under the newly approved bill, cannabis has been reclassified, removing it from the list of controlled narcotics. This pivotal change allows for easier prescribing by medical professionals. The bill also introduces the concept of social clubs, which can distribute up to 25 grams of cannabis daily to each of their 500 members, and permits the home cultivation of up to three cannabis plants. Additionally, the legislation specifies that individuals aged 18 to 21 are allowed to purchase up to 30 grams per month of cannabis products, with a THC content capped at 10%. With the passage of this bill, Germany becomes the fifth nation globally to legalize cannabis for adult recreational use alongside its medicinal application.

On March 22, 2024, the Company announced its intention to launch its inaugural product offerings in the German market in the forthcoming months. This announcement aligned with our strategic objectives to extend our international presence and leverage the evolving regulatory landscape in Germany following the enactment of the Cannabis Act, and resulted in the Company entering into a new strategic cooperation with Cookies in August 2024 to launch Cookies Corners licensed pharmacies in Germany. Prior to this announcement, the Company experienced certain operational delays as a result of the war in Israel, including damage sustained at its Southern Facility. These delays were taken into consideration as part of the planning and timing of the Company’s international expansion activities.
This initiative signifies a critical step in our efforts to distribute pharmaceutical-grade cannabis products within Germany and underscores our strategic approach towards capturing emerging opportunities in the global cannabis market, further solidifying our position as a leader in the field.

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

While the original partnership experienced significant delays and setbacks, we are currently reassessing the timing of the Austrian medical cannabis market launch. Accordingly, the agreement with Cookies has been amended and replaced with a new agreement entered into in August 2024, which is similar in structure to the Cookies Corners agreement executed for the German market, as adapted for the UK and Austrian market. The new agreement represents a significant strategic achievement, laying the foundation for the establishment of Cookies Corners licensed pharmacies in Austria and positioning us to capitalize on the anticipated development of the Austrian medical cannabis market. Following the execution of the new agreement, we revised our strategy in Austria and are now exploring the opening of Cookies Corners instead of operating a CBD and accessories store.

This new framework strengthens our partnership with Cookies and aligns with our broader strategy to expand our international footprint in key emerging markets.

UK

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Following subsequent developments, the agreement with Cookies was amended and replaced with a new agreement in August 2024 similar in structure to the Cookies Corners agreement executed for the German market, and adapted to the UK and Austrian markets. As part of this revised strategy, we are now focusing on establishing Cookies Corners licensed pharmacies in both Austria and the United Kingdom, subject to local regulatory requirements. The opening of our first store in the UK, originally planned for 2024, has been delayed primarily due to local regulatory processes and the impacts of the war in Israel, including damage sustained at our southern facility, which caused operational and logistical delays. We currently anticipate the opening to take place during 2025.

In addition, as of the date of this Annual Report, the Company has been conducting advanced negotiations regarding the acquisition of a business operation in the United Kingdom as part of the implementation of the updated Cookies agreement.

We have also entered into a joint venture with a UK company (the “UK Partner”). The UK Partner owns a manufacturing plant operating system under the EU-GMP standard and possesses all the licenses and permits required for the importation and exportation of medical cannabis products to England, Wales, Scotland, Northern Ireland, and Ireland.

We own 51% of the joint venture and the UK Partner owns the remaining 49%. Subject to the receipt of all required permits and approvals, we will sell to the UK Partner, and the UK Partner will purchase from us, all medical cannabis products we produce in Israel and/or any other territory where we operate. The Company is working to obtain regulatory approvals to sell its products in the territories but has not yet obtained the necessary approvals. In light of the foregoing developments, the Company is reassessing the structure and continuation of its partnership with the UK Partner.

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

Since 2014, we have collaborated with various world-renowned research institutions, such as the Technion – Israel Institute of Technology, Volcani Center (the research arm of the Israeli Ministry of Agriculture) and other universities and institutions accredited by the Israeli Council for Higher Education. As a result of these collaborations, we have enhanced our production capabilities, improved and optimized our genetics, and developed additional cannabinoid profiles. Our research and development operations also include collaborations with a renowned governmental institute as well as various research entities, researchers, start-up companies, mature companies and commercial entities holding licenses from the IMCA.

Clinical Trials

During November 2019, we began clinical research with the Research and Development Foundation of the Shamir Medical Center (Assaf Harofeh) and with a principal researcher on his behalf to examine the effect of medical cannabis products on autism spectrum disorder in children. The study, which is being conducted at Assaf Harofeh Hospital, is expected to include about 100 participants and will last a period of 24 months. While all regulatory bodies have approved the study, the Assaf Harofeh Medical Center has been delayed in recruiting patients to participate in the trial due to the COVID-19 pandemic, and due to the significant delays the Company is now considering to end the trial process.

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

Our clinical studies program experienced significant setbacks in 2020-2021 as a result of COVID-19, and at this point, we remain uncertain as to when the studies will be initiated. Additionally, due to significant delays in our clinical program timeline and changes in excepted regulations in Israel, EU and the U.S., we are currently evaluating our clinical program. As of the date of this Annual Report, the majority of the clinical trial costs are being borne by our partners.

The table below provides additional details regarding our and our partners’ currently planned clinical trials:

Our Planned Clinical Trials
Phase of Development	Indication	Number of Patients	Primary Endpoint(s)	Secondary Endpoint(s)
2	Adult Epilepsy	52	●Change in median monthly seizure frequency over study period compared to 2-month baseline period ●Treatment-emergent adverse events and serious adverse events (“SAEs”) during treatment

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

● Mean change from baseline over time of Global Visual Analogue Scale (“VAS”)

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

Additional Investments in the Biomed field

We have invested in companies in the biomed field. As of the date of this Annual Report, we hold approximately, 0.02% of the issued and paid-up capital of F.O.R.E Biotherapeutics Ltd., and 0.44% of the issued and paid-up capital of XTL Biopharmaceuticals Ltd. (“XTL”).

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

Within the pharmaceutical-grade cannabis industry, we currently compete directly with manufacturers in Israel, and global manufacturers including Aurora Cannabis Inc, Canopy Growth corporation, Seah Medical Group, Village farms Crop, and internationally with local licensed producers such as Bedrocan International B.V. and. In the future, we expect to compete with licensed producers that choose to distribute pharmaceutical-grade cannabis products in fully regulated jurisdictions. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

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

In 2021, we applied for and received full protected breeding rights on five of our strains. We are in the process of applying for more protected breeding rights in Israel and seek to apply for protective rights in any jurisdiction in which such rights may be registered under the Plant Convention, or any other applicable rules and regulations that provide legal protection, similar to the protection afforded to the owners of technological inventions, to the proprietary rights of breeders in the new plant varieties they breed.

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

Seasonality

We cultivate our cannabis mostly in climatized greenhouses suitable for the production of pharmaceutical-grade cannabis. Using the experience accumulated throughout approximately 17 years of cannabis production, we have learned to neutralize the possible effects of seasonality on our operations. We currently optimize the number of production cycles per year, according to a production plan that considers various parameters such as weather changes, costs, and the availability of suitable professional work force. Our crop yields are optimal if cultivated from early spring to late autumn and harvested from late spring to early winter. By cultivating within climatized greenhouses, we are able to produce pharmaceutical-grade cannabis throughout the entire year over 4 full 13-week cycles.

Applicable Laws and Regulations

We are subject to a variety of laws and regulations in Israel and abroad that involve matters central to our business, including the following:

Israel

The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, use and research is the IMCA. The IMCA was established by the Israeli government under decision No. 3609, which also established an inter-ministerial safety committee, composed of representatives of government ministries, government authorities and other government bodies, for intergovernmental cooperation regarding the regulation of cannabis. The IMCA examines medical recommendations for the use of cannabis for medical purposes and in accordance with established procedures (the “IMCA Procedures”). The IMCA is also authorized to examine applications and issue permits to hold, use and research cannabis.

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

In June 2016, the Israeli government published Resolution No. 1587, which established a new regulatory framework for the “medicalization” of cannabis. Pursuant to Resolution No. 1587, the IMCA adopted regulations expanding the number of qualifying medical conditions for treatment with medical-use cannabis to include such conditions as cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis, amyotrophic lateral sclerosis, post-traumatic stress disorder (“PTSD”), autism, migraines, arthritis, Parkinson’s disease, residual limb pain, spinal cord injuries, HIV/AIDS, Crohn’s disease, colitis, inflammatory bowel disease and terminal illnesses (“Medical Indications”).

With the intent to expand the access to cannabis and to simplify the bureaucratic process, in January 2024, the MOH published an update to the IMCA Procedures (the “Enabling Reform”) pursuant to which, inter alia, broader discretion in the administration of medical cannabis is granted to the family physician or to the physician in the physician’s area of expertise, and for a larger number of Medical Indications at a wider spectrum of severity and the administration of cannabis as “last resort treatment” was eliminated. However, we believe that the implementation of the Enabling Reform has been subject to significant challenges, including bureaucratic hurdles and practical difficulties in full execution.

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

From an import perspective, in January 2020, due to a shortage in the Israeli market of pharmaceutical-grade cannabis, the Israeli MOH and the IMCA expedited the process of approving import licenses of such cannabis, and for the first time ever, pharmaceutical-grade cannabis and cannabis-based products were imported into Israel. In October 2020, the IMCA published a directive that included updated qualifications for a licensee to receive an import license and the guidelines under which such import may take place. From time to time, the MOH revises the guidelines for imports, and the Company has consistently followed all the updates, ensuring a steady flow of imports. On January 18, 2024, we were notified that the Trade Levies Commissioner of the Israeli Ministry of Economy and Industry had initiated a public investigation into alleged dumping of medical cannabis imports from Canada to Israel. On November 10, 2024, the Commissioner announced a final determination proposing the imposition of a 175% anti-dumping duty on imports on Canadian licensed producers. Following the Commissioner’s determination, in April 2025, the Israeli Minister of Economy accepted the recommendation to impose the proposed duty. However, on April 24, 2025, the Israeli Minister of Finance submitted a formal objection to the Minister of Economy regarding the imposition of the duty. On April 29, 2025, the Israeli Minister of Economy and Industry submitted a formal response opposing the Minister of Finance’s position, reaffirming his decision to proceed with the anti-dumping duty process.

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

The main changes in the Regulations Amendment are: (i) any specialized doctor can issue permits without the need for specialized training; (ii) the permits for the use of cannabis will be in the form of prescriptions for a number of indications, and not in the form of licenses from the MOH as the current framework requires; and (iii) The regulations Amendment significantly simplifies operational processes for cultivation and manufacturing sites by transferring greater responsibility to these entities. This includes a reduction in the frequency of mandatory audits and required tests for companies that demonstrate compliance with a robust quality management system. Additionally, the amendment liberalizes the production chain, allowing for more flexible licensing options: entities can obtain licenses for cultivation without the need for postharvest facilities, or for manufacturing facilities that include postharvest activities. These changes reflect a significant shift in the IMCA’s oversight approach, emphasizing the delegation of regulatory responsibilities to the companies themselves. (v) The amendment enhances support for innovation and R&D by making the research approval process more transparent. It introduces a structured research license applicable to cultivation or manufacturing facilities. This enables researchers to prescribe medical cannabis to study participants, establishing a transparent protocol to assess the safety and efficacy of new medical cannabis administration methods through clinical trials. (vi) The amendment also streamlines the export process, allowing exports to be conducted based on a declaration, without the necessity for on-site inspections. This facilitates the movement of raw materials or products between companies for export purposes and allows EU-GMP certification by the Institute for Audit and Standardization or another entity authorized by the Director General of the Ministry of Health, for manufacturing facilities that meet the stipulated criteria. (vii) The new regulation includes a new product category table in that aligns with the EU pharmacopeia and a new packaging design standards. (viii) The definition of a dangerous drug is refined, particularly concerning CBD. Following the recommendations of the Shemer Committee and the assessments of the follow-up team led by Dr. Boaz Lev, the Ombudsman for Medical Professions, the amendment considers limiting the classification of cannabis as a dangerous drug solely to variants containing psychoactive THC concentrations of less than 0.3%. This change is proposed to take effect from February 2024. As of the date of this Annual Report, this change has not been implemented yet.

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

There is no formal EU definition of “medical cannabis”. Medical cannabis can be described as whole-plant cannabis-derived products (generally cannabis flower or oils) that are licensed by member state health systems for prescription by a physician. As recognized by the European Monitoring Centre for Drugs and Drug Addiction, medical cannabis refers to a wide variety of preparations and products that may contain different active ingredients and use different routes of administration.

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

On March 22, 2024, the Company announced its intention to launch its inaugural product offerings in the German market in the forthcoming months. This announcement aligned with our strategic objectives to extend our international presence and leverage the evolving regulatory landscape in Germany following the enactment of the Cannabis Act, and resulted in the Company entering into a new strategic cooperation with Cookies in August 2024 to launch Cookies Corners licensed pharmacies in Germany. Prior to this announcement, the Company experienced certain operational delays as a result of the war in Israel, including damage sustained at its Southern Facility. These delays were taken into consideration as part of the planning and timing of the Company’s international expansion activities. This initiative signifies a critical step in our efforts to distribute pharmaceutical-grade cannabis products within Germany and underscores our strategic approach towards capturing emerging opportunities in the global cannabis market, further solidifying our position as a leader in the field.

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

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our current principal operating subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Canndoc Ltd.	Israel	100%
Cannolam Ltd.	Israel	100%
Leon Pharm Ltd.	Israel	100%
Pharmazone Pharmacy Ltd.	Israel	100%
Ahuza Pharmacy D.Y Ltd.	Israel	100%
Doron Pharmacy Ltd.	Israel	100%
(MSMS) Greenlog Global Ltd.	Israel	100%
My Binyamina Club Pharm 2022 Ltd.	Israel	51%
Club Pharm Ltd.	Israel	100%
Bio Max Partnership	Israel	55%
Amidar Pharmacy Ltd.	Israel	51%
Medicine Center G.G. Ltd.	Israel	51%
Orni Pharmacy Ltd.	Israel	51%
Arihut Yamim Pharmacy Ltd.	Israel	100%

D.	Property, Plants and Equipment.

Production Facilities

We have two production facilities which we lease: the Northern Facility and the Southern Facility. Please see “Item 4.B. Business Overview — Cultivation — Israel”.

Head Office (Israel)

We have leased office space located in central Israel, with an area of approximately 550 square meters that houses our management, financial and administrative functions. Part of the office is leased by companies that are related to Mr. Alex Rabinovich, our majority shareholder, Chairman of the Board and Chief Executive Officer. These leases were approved by the Audit Committee and the Board. The amounts payable under these leases are immaterial relative to our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

This Operating and Financial Review and Prospects provides an analysis of the financial operating results for the year ended December 31, 2024. This section should be read in conjunction with the Company’s audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2024, which have been prepared in accordance with IFRS.

Amounts are presented in thousands of NIS.

Overview

We are an Israeli public corporation with shares listed for trading on the TASE under the symbol “INCR”, and on the Nasdaq under the symbol “INCR”.

InterCure has 14 direct subsidiaries as described under “Item 4.B. Business Overview”.

We (more specifically through Canndoc) are a pioneer in the production (including the breeding, cultivating and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 17 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally-sanctioned regime for the production, manufacturing and distribution of cannabis for medical use.

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

We believe in the uncompromising quality of our products and we are leading the trend towards the pharmaceutical standard in the medical cannabis industry, both through a high quality, advanced production system and through extensive research and development with nine clinical studies approved by the Minister of Health. We have acquired a unique knowledge throughout our 17 years of experience operating in the cultivation, growth and genetics of cannabis strains. In addition, we have invested in a production system that adheres to the strictest regulatory and quality standards. In doing so, we achieve the highest standard of product quality for our patients and for commercial research collaborations. We believe this will enable us to enter into future target markets and strategic partnerships, expanding our leadership globally.

Nasdaq Listing

Our ordinary shares are traded on both the Nasdaq and TASE under the ticker symbol “INCR”.

Full Year 2024 Key Financial & Operating Highlights

For InterCure (on a consolidated basis):

●	Our consolidated net loss for the year ended December 31, 2024 was NIS 73 million, compared to a consolidated net loss of NIS 64 million for the year ended December 31, 2023. The net loss of includes non-cash amounts such as impairments of goodwill and credit risk. The net loss includes non-cash amounts such as impairments of goodwill and credit risk.

●	Fiscal year 2024 revenue and Adjusted EBITDA of NIS 239 million and NIS 18 million, respectively.

●	Negative cash from operations of NIS 67 million for the year ended December 31, 2024 compared to negative cash from operations of NIS 54 million for the year ended December 31, 2023.

●	According to Israeli Law, due to the location of the Company’s Southern Facility, the Company is entitled to receive from Israeli authorities full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. InterCure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received NIS 82 million as advance payments from the Israeli authorities in relation to such compensation.

●	Cash and cash equivalents and restricted cash of NIS 80 million on December 31, 2024 compared to NIS 111 million on December 31, 2023.

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on May 1, 2024.

Financial data is expressed in thousands of NIS. The following tables present our results of operations for the periods denoted below.

For the year ended on December 31, 2024 as compared to the year ended December 31, 2023

	For the 12-month period ended on December 31
	2024	2023
Revenue	238,845	355,553
Gross income before impact of changes in fair value	35,593	108,339
Gross profit	30,233	105,095
Research and development expenses	414	388
General and administrative expenses	53,669	42,610
Sales and marketing expenses	54,225	53,269
Changes in the fair value of financial assets through profit or loss, net	(341)	665
Share-based payments	2,281	2,592
Other expenses (income), net	(12,807)	(20,552)
Consolidated operating profit (loss) before Impairment losses	(67,208)	26,123
Impairment losses on goodwill and property, plant and equipment	-	67,690
Consolidated operating profit (loss) after Impairment losses	(67,208)	(41,567)
Total comprehensive profit (loss)	(72,793)	(63,533)
Basic earnings (loss) per share	(1.48)	(1.36)
Diluted earnings (loss) per share	(1.48)	(1.36)

Total comprehensive profit (loss)	(72,793)	(63,533)
Interest / Financing cost	20,115	19,718
Tax expenses	(14,530)	2,248
Depreciation and amortization	15,371	13,166
EBITDA	(51,837)	(28,401)
Share-based payments	2,281	2,592
Other expenses, net (without other income from the Tax authorities)	62,499	75,292
Changes in the fair value of financial assets through profit or loss, net	(341)	665
Fair value adjustment to inventory	5,360	3,244
Adjusted EBITDA	17,962	53,392

Revenues – Revenue for the full year 2024 represents a decline of 33% compared to 2023. The decline was primarily derived from the damages caused to our operations and our Southern Facility since the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed. As stated, according to Israeli Law, due to the location of the Company’s Southern Facility, the Company is entitled to receive from the Israeli authorities full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. InterCure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received NIS 82 million as advance payments from the Israeli authorities in relation to such compensation.

Gross profit before effect of fair value – The gross profit for 2024 decreased by 67% to NIS 36 million, from NIS 108 million recorded in 2023. The decrease is mainly due to a decrease in revenues, alongside a decrease in the overall gross profit margin which decreased from 30% to 15%, as result of the damages caused to our operations since the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed, as well an inventory impairment (non-cash) of NIS 16 million and as financially struggling companies and companies exiting the market continuing to liquidate low-to-medium quality inventories at lower prices. This had an impact primarily on our ultra-medical and legacy products.

Consolidated net Profit (Loss) –Our consolidated net loss for the year ended December 31, 2024, was NIS 73 million, compared to a consolidated operating loss of NIS 64 million. The net loss of includes non-cash amounts such as impairments of goodwill and credit risk and mainly due the damages of our Southern Facility from the war.

Adjusted EBITDA – For the fourth year in a row we had positive EBITDA of 8% of the revenues.

General and administrative expenses – General and administrative expenses for 2024 have increased primarily due to the expansion of our retail operations and the acquisitions of pharmacies, and the increase in operational manpower including new hires of pharmacists, customer service representatives, pharmacy managers and provision for doubtful debt.

Selling and marketing expenses – Selling and marketing expense for 2024 are similar to 2023 at NIS 54 million.

Selected Annual Financial Information

	As of December 31
	2024	2023	2022
Revenue	238,845	355,553	388,684
Total comprehensive profit (loss) for the year	(72,786)	(63,533)	43,749
Basic earnings (loss) per ordinary share	(1.48)	(1.36)	0.99
Diluted earnings (loss) per ordinary share	(1.48)	(1.36)	0.99
Total current assets	391,801	418,804	527,493
Total non-current assets	370,773	367,810	410,514
Current Liabilities	226,750	225,868	312,719
Non-current Liabilities	138,153	103,684	123,811

Total Current Assets – The decrease in 2024 compared to 2023 was primarily due to the damages caused to our operations and Southern Facility since the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed. While the revenue decreased by 33% the total current assets decreased by 10%.

Total Non-Current Assets – The increase in 2024 compared to 2023 was immaterial and primarily due to changes in deferred tax assets, or more specifically, carryforward tax assets.

Current Liabilities – Total current liabilities in 2024 have not changed materially compared to 2023.

Non-Current Liabilities – The total amount of non-current liabilities increased in 2024 compared to 2023, primarily due to an increase in bank loans, as part of the need to finance the damages of our Southern Facility due to the war in Gaza. For more information, please see “—B. Liquidity and Capital Resources—Financing Developments”.

Cash Flow

InterCure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Cash Flow	For 12 months ended on December 31, 2024	For 12 months ended on December 31, 2023
Net cash provided by (used in) operating activities	(66,926)	(53,631)
Net cash provided by (used in) financing activities	26,455	(82,889)
Net cash used in investing activities	17,689	4,773
Change in cash during the period	(22,782)	(131,747)
Exchange differences in respect of cash and cash equivalent balances	(39)	297
Cash and cash equivalents, beginning of year	101,139	232,589
Cash and cash equivalents, end of year	78,318	101,139

Net cash flow used by operating activities – The decrease was due to changes in trade conditions as well as the damage to the Southern Facility due to the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed which caused difficulties in supply and affected both revenues and profit as well as cash flow.

Net cash used in financing activities – The increase in net cash provided by financing activities for the year ended December 31, 2024 was primarily due to the private placement signed in December 2024. For more information, please see “—B. Liquidity and Capital Resources—Financing Developments”.

Net cash used in investing activities – The increase in net cash provided by investing activities for the year ended December 31, 2024 compared to the year ended December 31, 2023, was primarily due to the collecting of loans from non-related parties. The main investment for the year ended December 31, 2024 was the purchase of property, plants and equipment by the Company.

B.	Liquidity and Capital Resources.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Financing Developments

For the year ended December 31, 2024 and up to the date of this Annual Report:

As discussed under “Item 4.A. History and Development of the Company”, on January 29, 2024, we entered into a share purchase agreement with the shareholders of Leon Pharm to purchase Leon Pharm, a leading, Israel-based pharmacy chain located in major cities throughout Israel specializing in dispensing medical cannabis in Israel, by way of a share purchase of all of the issued and outstanding share capital of Leon Pharm in exchange for 1,397,292 ordinary shares of the Company based on a share price of NIS 8.8 per share. The transaction was accretive to the Company’s business and closed in July 2024.

In December 2024, the Company entered into financing commitments of NIS 66 million which may increase to NIS 107 million, which included a binding commitment from a leading Israeli bank to provide the Company with a non-secured loan of NIS 30 million for a period of up to 24 months, to be repaid until December 23, 2026, on customary terms and conditions, including an interest rate of the one year loan prime rate (6.00%) (the “Loan”). Under the securities purchase agreement dated March 2, 2025 (the “Private Placement”), InterCure issued to the investors (i) an aggregate of 7,349,896 ordinary shares of the Company, at a purchase price of NIS 4.83 (approximately $1.34) per ordinary share, at a premium above the opening price of InterCure’s ordinary shares on the TASE on the morning of Monday, December 16, 2024, which was NIS 4.81 per share (the “Determining Date”) and (ii) warrants (the “Warrants”), that have a term of four years, to purchase up to an additional 7,349,896 ordinary shares of the Company at an exercise price equal to NIS 5.70 (approximately $1.58), at an 18% premium above the opening price of InterCure’s ordinary shares on the Determining Date, which may further increase the proceeds from the Private Placement up to a total of approximately NIS 77 million (approximately $21.5 million) if the Warrants are fully exercised for cash. The consideration for the allocated securities was determined through negotiations between the Company and the Investors, based on the opening share price on the Determining Date. The Private Placement was subject to certain closing conditions, which included the approval of the shareholders of the Company, which was later obtained in February 2025.

The Private Placement closed on March 2, 2025. For more information on the Private Placement, please see “Item 7. Major Shareholders and Related Party Transactions”.

Recent Developments (January 1, 2025 to April 30, 2025)

On February 12, 2025, we announced that Mr. Ehud Barak will step down as Chairman of the Board, effective February 13, 2025, and will be succeeded by Mr. Alexander Rabinovich who has successfully led the Company as Chief Executive Officer for the past five years.

The Company further announced on February 12, 2025 the completion of the Loan and Private Placement, with the closing of the Private Placement taking place on March 2, 2025.

Goodwill impairment

The recoverable amount of the cash-generating unit as of December 31, 2024 was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers.

The test results indicated that the recoverable amount of the cash-generating unit exceeds its carrying amount. Therefore, no additional impairment loss was recognized in 2024.The recoverable amount of the cash-generating unit as of December 31, 2023 was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers.

The carrying amount of the unit was determined to be higher than its recoverable amount of NIS 392 million and an impairment loss of NIS 63 million was recognized in 2023. The impairment loss was allocated fully to goodwill and is included in other expenses, net.

Key assumptions used in calculation of recoverable amount

Discount rate: The after-tax discount rate in 2024 was 15.25% (compared to 16.5% in 2023) and was estimated based on past experience, and an industry average weighted average cost of capital, which was based on a possible range of debt leveraging of 17% (compared to 7% in 2023) at a market interest rate of 10.21% (compared to 9.65% in 2023). The after-tax discount rate is based on the risk-free rate for 15-year debentures issued by the government in the relevant market and adjusted for a risk premium.

Terminal value growth rate. A cash flow forecast for five years was included in the discounted cash flow model. The long-term growth rate was 3.5%. The terminal value growth rate is consistent with the assumptions that a market participant would make.

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

C.	Research and development, patents and licenses, etc.

See above, under “Item 4.B. Business Overview — Research and Development” and “Item 4.B. Business Overview — Intellectual Property”.

D.	Trend Information.

We are in a development stage with regard to different products. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects”.

E.	Critical Accounting Estimates.

The Company’s critical accounting estimates are summarized in Note 3 of our audited consolidated financial statements.

Outstanding Share Data

InterCure’s current outstanding shares capital can be summarized as follows:

Type	Shares	Options / Warrants
Ordinary Shares	54,512,609
ESOP (A)(1)		1,199,791
ESOP (B) (2)		243,382
ESOP (C) (3)		244,038
ESOP (D) (4)		277,058
ESOP (E) (5)		460,000
ESOP (F) (6)		149,414
ESOP (G) (7)		75,000
Warrants (8)		7,349,896
Total	54,512,609	9,998,579

Notes:

(1)	ESOP (A) were issued to our directors between September 2018 to January 2020 and expire ten years from the date of issuance with an exercise price of NIS 15.57 per ordinary share.
(2)	ESOP (B) were issued to certain employees in March 2021 and expire six years from the date of issuance with an exercise price of NIS 5.938 per ordinary share.
(3)	ESOP (C) were issued to certain employees in August 2021 and expire five years from the date of issuance with an exercise price of NIS 5.938 per ordinary share.
(4)	ESOP (D) were issued to certain employees in May 2022 and expire four years from the date of issuance with an exercise price of NIS 5.938 per ordinary share.
(5)	ESOP (E) were issued to our Chief Executive Officer and Chairman on September 15, 2022 and expire four years from the date of issuance with an exercise price of NIS 21.76 per ordinary share.
(6)	ESOP (F) were issued to certain employees in November 2022 and expire four years from the date of issuance with an exercise price of NIS 5.938 per ordinary share.
(7)	ESOP (G) were issued to our directors in November 2024 and expire four years from the date of issuance with an exercise price of NIS 9.50 per ordinary share
(8)	The Warrants were issued to certain investors in the Private Placement in March 2025 and expire four years from the date of issuance with an exercise price equal to NIS 5.70 per ordinary share.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and senior management as of April 29, 2025. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 4 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

Name	Age	Position
Alexander Rabinovich	54	Chairman of the Board and Chief Executive Officer
David Salton	65	Director
Lennie Michelson Grinbaum	49	External Director
Gideon Hirschfeld	59	External Director
Alon Granot	63	Director
Amos Cohen	45	Chief Financial Officer

Alexander Rabinovich has served on InterCure’s board of directors since October 2018, as Chairman of the Board since February 2025 and is also the Chief Executive Officer of InterCure. He has significant public company experience with both Nasdaq and TASE listed companies. Mr. Rabinovich is also a director of Scodix Ltd. (TASE: SCDX) since 2025. Mr. Rabinovich is also the Chief Executive Officer and director of G.F.C. Green Fields Capital Ltd., a public company listed on the TASE engaged in investments in renewable energies since 2016. He is also the Chief Executive Officer and director of Green Forest Global Ltd. since 2013 and the Chief Executive Officer and director of Green Forest Holdings Ltd. since 2009. Mr. Rabinovich also serves on the board of directors of XTL Biopharmaceuticals Ltd., a public company listed on the Nasdaq, and, until 2014, served on the board of directors of Pilat Media Global PLC, a public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange. Mr. Rabinovich holds a B.A. degree in economics and accounting from the University of Haifa, Israel.

Alon Granot has served on InterCure’s board of directors since November 2020 and Canndoc’s board of directors since February 2019. Mr. Granot served as Canndoc’s Chief Executive Officer from September 2019 to December 2020. From July 2021 to August 2023, Mr. Granot also served as a director at Aura Smart Air Ltd. (TASE: AUSA). From 2001 to 2018, Mr. Granot served as Chief Financial Officer and Executive Vice President at Frutarom Industries Ltd. (“Frutarom”), where he led mergers and acquisitions, business development and overall financial management until Frutarom was acquired for approximately $7.1 billion in 2018. From 2008 to 2016, and from August 2019 to January 2021, Mr. Granot served as an external director and independent director at Inter Industries Ltd.(TASE: ININ). He also served as director in the semiconductor division of Kulicke & Soffa Industries, Inc., a public company listed on Nasdaq, from 1998 to 2001. Mr. Granot holds a B.A. in economics and business administration from Haifa University and received an M.A. in economics and business administration from Technion-Israel Institute of Technology, Israel.

Amos Cohen has served as InterCure’s Chief Financial Officer since March 2020. Mr. Cohen has over 17 years of financial and business experience, including as the CFO of Trendline Information and Communication Services Ltd., a TASE-listed company. Mr. Cohen has also served as the VP of finance at Walla (a Bezeq group entity, which is the biggest telecommunications company in Israel) and as a director of FP&A at Reshet, the largest TV channel is Israel. Mr. Cohen holds a B.A. in economics from Ben-Gurion University and received an M.A. in accounting from College of Management Academic Studies, Israel.

David Salton has served as an independent director of InterCure since December 2014. He has over 25 years of management experience in investment banking, investment companies and funds, and start-up companies in the life science industry. In addition to InterCure, since July 2024, Mr. Salton has served as Chief Executive Officer of AnchorMesh Ltd., a start-up company developing orthopedic implants. He also serves as an external director of Anabella Medical Ltd. and Giza-Singer-Even Underwriting Ltd., public-non-listed, reporting Israeli companies. From May 2022 to February 2024, he had served as an independent director of SHL Telemedicine Ltd. (Nasdaq:SHLT). From February 2016 to February 2025, Mr. Salton served as an independent director of ARAN Research & Development (1982) Ltd. (TASE: ARAN). From October 2019 to October 2024, he served as Chief Executive Officer, President, and a member of the board of directors of Virility Medical, a startup company, developing consumer medical devices. Before that, from 2009 to September 2019, Mr. Salton served as Chief Executive Officer and President of Dentack Implants Ltd. Mr. Salton also has previously served as the Chief Executive Officer of DCL Technologies Ltd., an investment company (previously listed on TASE), and of Leumi Star Ltd., a public-non-listed venture fund. Mr. Salton also served as Chief Executive Officer of the following private companies: Dyn-Bioshaf Ltd., Darely Pharmaceutical Ltd., and DYN Diagnostics Holdings (2000) Ltd. Mr. Salton also served as the Deputy General Manager and Head of Investments Sector for Leumi Partners, with $100 million under management and 25 portfolio companies in various sectors. Mr. Salton holds a B.Sc., Economics & Management degree from the Technion, Industrial Engineering faculty, Israel.

Lennie Michelson Grinbaum has served on InterCure’s board of directors as an external director since September 2015. Since October 2022, Ms. Michelson Grinbaum has also served as an external director of Parkomat International Ltd. (TASE: PRKM). Ms. Michelson Grinbaum has in depth experience in Contract Research Organization as a contract specialist and has worked for a subsidiary of a major Israeli financial institution. Ms. Michelson Grinbaum holds an LLB in Law and a BA in Business from The Interdisciplinary Center Hertzliya as well as an MBA specializing in finance from Imperial College London, U.K..

Gideon Hirschfeld joined InterCure’s board of directors in 2018 as an external director. Mr. Hirschfeld has extensive experience in business development for various corporations, such as the Israel Post, where he served as Director, Marketing and Business Development, from July 2009 until March 2016, the Israeli Basketball Super League Administration and Academon Stores Ltd. Prior to joining InterCure’s board, Gideon initiated joint ventures for technology-based products and services, mainly in the logistics and distribution fields. Mr. Hirschfeld has a proven track record in financial matters related to current operations and short and long-range financial plans. Mr. Hirschfeld holds an MBA from Heriot-Watt University, Edinburgh, Scotland, Master of Education (M.Ed.) from the Kibbutzim College, Tel-Aviv, Israel, and a B.A. in international relations and political science from the Hebrew University of Jerusalem, Israel.

Family Relationships

There are no family relationships between any of the directors or members of senior management named above.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation.

The following table provides a summary of compensation earned by or paid, directly or indirectly, to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2024:

(NIS in thousands)				Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal	Salary	Option Based Awards	Annual Incentive Plans	Long-Term Incentive Plans	All Other Compensation	Total Compensation
Alexander Rabinovich Chairman and Chief Executive Officer	2024	732	296	-	-	-	1,028
Amos Cohen Chief Financial Officer	2024	348	789	123	-	636	1,895
Ehud Barak(1) Former Chairman of the Board	2024	443	11	-	-	-	453
Einat Zehavi CEO of Cannolam Subsidiary	2024	678	230	133	-	-	1,040
David Salton (2) Director	2024	144	11				155

(1)	In February 2025, Mr. Barak resigned as the Chairman of the Company due to personal reasons.
(2)	The compensation earned by or paid to Gideon Hirshfeld and Lennie Michelson Grinbaum, our external directors, for the year ended December 31, 2024, is identical.

Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities earned by, granted to or issued to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2024.

	Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price (NIS)	Option expiration date	Value of unexercised in-the-money options (NIS, in thousands)
Alexander Rabinovich Chief Executive Officer	345,000	21.76	Four years from grant date	-
Amos Cohen	134,708	5.938	Six years from grant date	-
Chief Financial Officer	89,335	5.938	Five years from grant date	-
	172,500	5.938	Four years from grant date	-
Ehud Barak	206,065	8.90	December 31, 2026	-
Former Chairman	412,130	13.35	December 31, 2026	-
	412,130	17.80	December 31, 2026	-
	2,813		Four years from grant date
Einat Zehavi	53,883	5.938	Six years from grant date	-
VP sales	43,235	5.938	Five years from grant date	-
	25,500	5.938	Four years from grant date
David Salton	4,046	9.5
Director

Compensation of Other Senior Management and Directors

The aggregate compensation paid by us to our other executive officers and directors (not listed above) for the year ended December 31, 2024, was approximately NIS 444, including pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

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

Oversight and Description of Compensation

Compensation of Directors

Under the Companies Law, the compensation of external directors is set in the regulations thereto, and the compensation of directors of a public company requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of directors is inconsistent with a company’s stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and the approval by the company shareholders “Special Majority” which requires the approval by a majority vote of the shares present at voting at a meeting of shareholders called for such purpose provided that either:

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

The compensation program is designed to provide competitive levels of compensation. We recognize the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, the Company’s executive officers may receive compensation that is comprised of three components: (a) a base salary; (b) equity participation through the Company’s Equity Incentive Plan or all such forms of compensation.

Base Salary

In our view, we pay base salaries which are competitive in the markets in which we operate. We believe that this is a first step to attracting and retaining talented, qualified and effective executives.

Equity Participation through Equity Incentive Plan

We have, as a part of our long-term incentive, adopted an Equity Incentive Plan. The purpose of the Equity Incentive Plan is to provide us with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants, to reward such of those non-employee directors, employees and consultants as may be granted options under the Equity Incentive Plan by the Board from time to time for their contributions towards our long term goals and success and to enable and encourage such non-employee directors, employees and consultants to acquire our shares as long term investments and proprietary interests in InterCure.

Pension Plan Benefits

Our executive officers are entitled to social benefits according to Israeli law, which include a standard pension plan.

Israeli Corporate Law Matters Impacting Executive Compensation

Under the Companies Law, the compensation of external directors is set in the regulations thereto, and the compensation of directors of a public company requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of directors is inconsistent with a company’s stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder Special Majority approval will also be required, provided that:

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

The Companies Law also requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a Special Majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a Special Majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a Special Majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Clawback Policy

In November 2024, the Company adopted a Clawback Policy, which was subsequently approved by the Company’s shareholders at a general meeting. The policy applies to executive officers and aligns with applicable legal and regulatory requirements. Under this policy, the Company may recover incentive-based compensation paid to executive officers in cases where financial statements are restated due to material noncompliance with financial reporting requirements. The policy applies to compensation granted, earned, or vested based on misstated financial results, enabling the Company to reclaim such amounts within a defined period following the restatement.

C.	Board Practices

Foreign Private Issuer Status

The Nasdaq Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose any significant ways in which our corporate governance practices differ from the Nasdaq Rules that we do not follow. We do not follow Rule 5605(b)(1) of the Nasdaq Rules that requires that a majority of our board of directors be comprised of independent directors or Rule 5605(b)(2) of the Nasdaq Rules that requires that our independent directors have regularly scheduled “executive sessions” at which only independent directors are present. Neither Israeli securities laws nor corporate law requires that we comply with these requirements. Further, we do not intend to follow Rule 5635 of the Nasdaq Rules that requires that shareholder approval be required for the Company to issue securities in connection with certain events, such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, and certain securities issuances at or below a minimum price. Neither Israeli securities laws nor corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or where such transaction is structured in a way that requires shareholder approval under the Companies Law, in which case, we intend to apply Israeli law requirements.

Corporate Governance

Except as stated above and in “Item 16G. Corporate Governance”, we comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers.

Board of Directors

Our articles of association provide that we may have between five and eleven directors, including directors who serve as external directors under the Companies Law. Our board of directors currently consists of five directors. Other than our external directors, our directors are elected by an ordinary resolution at the annual and/or special general meeting of our shareholders. Each director who is not an external director will hold office until the next annual general meeting of our shareholders, unless they are removed by a majority of the shares voted at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in our articles of association. If the number of serving directors is lower than such minimum number, then our board of directors may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to our articles of association, or in order to call a general meeting of our shareholders for the purpose of electing directors to fill any of our vacancies. In addition, the directors may appoint, immediately or as of a future date, additional director(s) to serve until the subsequent annual general meeting of our shareholders, provided that the total number of directors in office shall not exceed eleven directors.

Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of our board of directors at which a quorum is present is adopted if approved by a vote of a majority of the directors present and voting. A quorum of the board of directors requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting.

Under the Companies Law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by the Special Majority and for a term not exceeding three (3) years from the date of the shareholders’ meeting.

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

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public either in or outside of Israel to appoint two external directors. No person may be appointed as an external director if that person or that person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of that person’s appointment to serve as an external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

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

Under the Companies Law, the initial term of an external director is three years and may be extended for two additional three-year terms. Notwithstanding, the Companies Regulations (Reliefs for Israeli Public Companies Listed on Stock Exchanges Outside of Israel) 5760-2000 as amended in April 2024 (the “Regulations for Israeli Companies Traded Overseas”), provide a relief in relation to the appointment of external directors for additional terms subject to the approval of the Company shareholders and provided that the Audit Committee, and subsequently the Board of Directors, confirmed that in light of the expertise and special contribution of the external director to the work of the Board of Directors and its committees, the appointment for an additional term of office is in the best interest of the Company (the “Relief”). An external director may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if such external director ceases to meet the statutory qualifications for their appointment or violates his or her duty of loyalty to the company. Both external directors must serve on every committee that is empowered to exercise one of the functions of the Board of Directors.

Lennie Michelson Grinbaum and Gideon Hirshfeld serve as external directors pursuant to the provisions of the Companies Law and by virtue of utilization of the Relief, for a period ending September 2027. They both serve on our audit committee, our committee for the approval of financial statements, our nomination committee and our compensation committee.

Director Independence

Under the Nasdaq Rules, independent directors must comprise a majority of a listed company’s board of directors. For purposes of the Nasdaq Rules, an independent director means a person other than an executive officer or employee of the company who, in the opinion of the board of directors, has no relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board has determined that Gideon Hirshfeld, David Salton and Lennie Michelson Grinbaum, are “independent” as that term is defined under the Nasdaq. In making this determination, our board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director.

Certain members of our board are also members of the boards of other public companies. See “—Directors, Executive Officers and Significant Employees”. Our board has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Meetings of Independent Directors

The Board and committees will meet without management and non-independent directors at meetings of the Board, if considered necessary. These discussions will generally form part of the committee chairs’ reports to the Board. The Chairman will chair the meetings and encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Code of Conduct

The board has adopted a written Code of Business Conduct (the “Code”) that applies to our officers (including without limitation, the CEO and CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of Form 20-F. We will provide to any person without charge, upon request by mail or by telephone, a copy of our Code.

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

Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction

In accordance with the Companies Law, each director and officer must disclose the nature and extent of any interest that he or she has in a material contract or material transaction whether made or proposed with us, if the director or officer is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. Subject to certain limited exceptions under the Companies Law, no director may vote on a resolution to approve a material contract or material transaction which is subject to such disclosure requirement.

As of the date of this Annual Report, except as otherwise disclosed in this Annual Report, to the knowledge of the board or the management of the Company, there are no material interests, whether direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company of any of its subsidiaries.

Complaint Reporting

In order to foster a climate of openness and honesty regarding any concern or complaint pertaining to a suspected violation of the law, our Code or any of our policies, or any unethical or questionable act or behavior, our Code requires that our employees promptly report the violation or suspected violation of our Code. In order to ensure that violations or suspected violations of criminal law or securities law, acts of fraud against shareholders or questionable auditing or accounting matters can be reported without fear of retaliation, harassment or an adverse employment consequence, we have adopted a whistleblower policy that contains procedures that are aimed to facilitate confidential, anonymous submissions of complaints by our employees.

Committees of the Board

We currently have an audit committee, a compensation committee and a nomination committee, with each committee having a written charter.

Audit Committee

Our Audit Committee is currently comprised of three (3) members, David Salton, Lennie Michelson Grinbaum and Gideon Hirschfeld. Our board has determined that each is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board has determined that David Salton is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “—Directors, Executive Officers and Significant Employees”. All members of the Audit Committee serve on the committee for the approval of financial statement of the Company, and therefore, the Audit Committee serves as the Board committee for the approval of financial statements.

Israeli Law Matters Pertaining to Audit Committees

Under the Companies Law, InterCure is required to appoint an Audit Committee. The Audit Committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee.

Under the Companies Law, the Audit Committee may not include the chairman of the Board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director most of whose livelihood depends on a controlling shareholder.

In addition, under the Companies Law, the Audit Committee must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

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

The Companies Law further requires that generally, any person who does not qualify to be a member of the Audit Committee may not attend the Audit Committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting on a specific subject; provided, however, that an employee of the company who is not the controlling shareholder or a relative of a controlling shareholder may attend the discussions of the committee, provided that any resolutions approved at such meeting are voted on without his or her presence. A company’s legal advisor and company secretary who are not the controlling shareholder or a relative of a controlling shareholder may attend the meeting and voting sessions, if required by the committee.

The quorum required for the convening of meetings of the Audit Committee and for adopting resolutions by the Audit Committee is a majority of the members of the Audit Committee, provided such majority is comprised of a majority of independent directors, at least one of whom is an external director.

Approval of transactions with related parties

Under the Companies Law, the approval of the Audit Committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. The Audit Committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the Audit Committee meets the composition requirements under the Companies Law.

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

● Reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between InterCure and its officers and directors, or affiliates of such officers or directors, or transactions that are not in the ordinary course of business and deciding whether to approve such acts and transactions if so required under the Companies Law.

Under the Companies Law, the Audit Committee is responsible for:

● Retaining and terminating our independent auditors, subject to the ratification of the Board, and in the case of retention, to that of the shareholders;

● Reviewing with management and our independent auditor our annual and quarterly financial results prior to publication or filing (or submission, as the case may be) to the SEC;

● Recommending to the Board the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

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

● Determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Companies Law);

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

Compensation Committee

The Compensation Committee consists of three (3) members, David Salton, Lennie Michelson Grinbaum and Gideon Hirschfeld and assists the Board in determining compensation for InterCure’s directors and officers. The Board has determined that each member of our compensation committee is independent under the Nasdaq Rules, including the additional independence requirements applicable to the members of a compensation committee.

Israeli Law Matters Pertaining to Compensation Committees

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy and which we are required to adopt under the Companies Law. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval, requires that either:

● At least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting (excluding abstentions) are voted in favor; or

● The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the matter and who vote against, does not exceed 2% of the company’s aggregate voting rights The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of the external directors must serve as chairman of the committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same the Companies Law restrictions as the audit committee as to who may not be a member of the committee.

In accordance with the Companies Law, the roles of the compensation committee include, but are not limited to, the following:

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

The Board has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Marketplace Rules, which include, among others, the aforementioned responsibilities in accordance with the Companies Law.

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy must be approved at least once every three years, first, by the Board, upon recommendation of the Compensation Committee, and second, by the Special Majority of the ordinary shares present, in person or by proxy, and voted at a shareholders meeting, provided that either:

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

Pursuant to the Companies Law, under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

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

Nomination Committee

The Nomination Committee consists of three (3) members, David Salton, Lennie Michelson Grinbaum and Gideon Hirschfeld and assists the Board in determining compensation for InterCure’s directors and officers. The Board has determined that each member of our Nomination Committee is independent under the Nasdaq Rules.

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

Certain Israeli Corporate Compliance Matters

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the Audit Committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or chief executive officer of the company. As of the date of this Annual Report, InterCure’s internal auditor is Mr. Yisrael Gewirtz, a partner in Grant Thornton.

Fiduciary Duty Matters

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version), 5728-1968. The duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, but is not limited to, a duty to use reasonable means, in light of the circumstances, to obtain:

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

InterCure may approve an act specified above that would otherwise constitute a breach of the duty of loyalty of an office holder, provided, that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, including any related material information or document, a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the methods of obtaining such approval.

Disclosure Matters

Disclosure of personal interests of an office holder and approval of acts and transactions the Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to make such disclosure if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

Under the Companies Law, once an office holder has complied with the above disclosure requirements, a company may approve, in a manner stipulated in the Companies Law and subject to the conditions therein, a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of the duty of loyalty, however, a company may not approve a transaction or action that is not performed by the office holder in good faith or is not in the company’s interest.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or a transaction with a third party in which the office holder has a personal interest and an action of an office holder that would otherwise be deemed a breach of the duty of loyalty, which is not an extraordinary transaction, requires approval of the board of directors. The InterCure Articles do not provide otherwise.

Under the Companies Law, an extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of exceptions), then such arrangement is subject to subject to the approval by the company’s shareholders Special Majority. Arrangements regarding the compensation, indemnification or insurance of a director or the chief executive officer of the company, require the approval of the compensation committee, board of directors and, subject to certain exceptions, shareholders by an ordinary majority, in that order, and in the case of the chief executive officer or under certain circumstances, to the approval by the company’s shareholders Special Majority.

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

Under the Companies Law, the definition of a “personal interest” includes the personal interest of a person in an action or a transaction of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person or such person’s relative is a director or chief executive officer, a 5% or more shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the chief executive officer, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave the proxy to another person to vote on his or her behalf, regardless of whether the proxy holder has discretion how to vote on the matter.

Under the Companies Law, an “extraordinary transaction” is defined as any of the following:

●	A transaction other than in the ordinary course of business;

●	A transaction that is not on market terms; or

●	A transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Unless exempted under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, which includes transactions for the provision of services by a controlling shareholder or his or her relative, whether directly or indirectly, including through a company controlled by such controlling shareholder, and if such controlling shareholder or relative thereof is an office holder in the company, any transactions regarding his or her terms of office, require the approval of the audit committee, the board of directors and the Special Majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

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

Pursuant to regulations promulgated under the Companies Law, certain transactions and arrangements with a controlling shareholder or his or her relative, or with directors or office holders, which would otherwise require approval of a company’s shareholders, may be exempt from shareholder approval under certain conditions.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at general meetings of shareholders on the following matters:

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

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to the company, has a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement that involves a controlling shareholder, a material private placement, an extra-ordinary private placement, or TASE registration of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed intended to obviate the need to control a special tender offer, or a private placement which qualifies as a related party transaction, approval at a general meeting of the shareholders of a company is required.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care but only if a provision authorizing such exculpation is included in its articles of association. The InterCure Articles include such a provision. An Israeli company may not exculpate a director from liability arising out of a breach of the duty of care with respect to a dividend or distribution to shareholders.

Under the Companies Law and Israeli Securities Law, 5728-1968 (the “Securities Law”), a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

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

● Expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

● Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law. Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

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

● A monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to the Securities Law; and

● Expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

The InterCure Articles permit InterCure to exculpate, indemnify and insure our office holders as permitted under the Companies Law. InterCure’s office holders are currently covered by a directors and officers’ liability insurance policy. InterCure has entered into agreements with each of its directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of the duty of care, and undertaking to indemnify them to the fullest extent permitted by law. The maximum amount set forth in such agreements is (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and any selling shareholder in such public offering, and (2) with respect to all other permitted indemnification, the lower of (i) an amount equal to 25% of InterCure’s equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (ii) $20 million.

D.	Employees.

Our employees are classified as either production workers or administrative workers. As of December 31, 2024, we employed approximately 100 production workers and 70 administrative employees, and approximately 150 retail and distribution employees.

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

Equity Incentive Plan

The Equity Incentive Plan was originally adopted by the Board in March 2015. The 2022 Israeli Option Plan was adopted during InterCure’s annual general meeting held on September 15, 2022, and on March 20, 2025 the expiration of the Equity Incentive Plan was extended by the Board from September 15, 2025 until March 31, 2026. The Equity Incentive Plan provides for the grant of options to InterCure’s directors, officers, employees, nonemployee service providers and controlling shareholders (as defined the Israeli Income Tax Ordinance [New Version], 5721-1961) (the “Tax Ordinance”).

As of December 31, 2024, options to purchase 2,783,512 shares were outstanding. Of such outstanding options, options to purchase 2,413,662 shares were vested as of December 31, 2024, with a weighted average exercise price of NIS 9.97 per share.

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

See “Item 6.B Compensation — Stock Options and Other Compensation Securities” for a summary of all compensation securities earned by, granted to or issued to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2024. Please also see “Item 7.A. Major Shareholders” for additional information regarding share ownership of our directors and executive officers in the Company as of the most recent practicable date.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 29, 2025, by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of April 29, 2025 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned has been computed on the basis of 54,512,609 ordinary shares outstanding as of April 29, 2025.

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

	No. of Shares Beneficially Owned	Percentage Beneficially Owned(**)
5% or more shareholders:
Alexander Rabinovich (1)	16,707,954	29.32%
Directors and executive officers who are not 5% or more shareholders:

David Salton (2)	8,733	*
Lennie Michelson Grinbaum (3)	15,476	*
Gideon Hirschfeld (4)	8,733	*
Alon Granot (5)	4,688	*
Amos Cohen (6)	431,249	*

All directors and executive officers as a group (6 persons)	17,176,833	29.90%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
**	On a fully diluted basis.

(1) Consists (i) 5,240,333 ordinary shares, (ii) 402,500 ordinary shares issuable upon exercise of options exercisable within 60 days of April 29, 2025, (iii) 2,070,392 ordinary shares issuable upon exercise of warrants exercisable within 60 days of April 29, 2025, (iv) 7,747,805 ordinary shares held by D.I.M Investments Ltd., (v) 1,246,924 ordinary shares held by Green Forest Global (A.S.R) Ltd. D.I.M Investments Ltd. and Green Forest Global (A.S.R) Ltd. are controlled by Alexander Rabinovich, who holds voting and dispositive power over the securities. The address of D.I.M Investments Ltd. is 8 Yehudit Blvd, Tel Aviv, 6708608, Israel. The address of Green Forest Global (A.S.R) Ltd. is 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

(2) Consists 8,733 ordinary shares issuable upon exercise of options exercisable within 60 days of April 29, 2025.

(3) Consists (i) 6,743 ordinary shares, and (ii) 8,733 ordinary shares issuable upon exercise of options exercisable within 60 days of April 29, 2025.

(4) Consists 8,733 ordinary shares issuable upon exercise of options exercisable within 60 days of April 29, 2025.

(5) Consists 4,688 ordinary shares issuable upon exercise of options exercisable within 60 days of April 29, 2025.

(6) Consists 431,249 ordinary shares issuable upon exercise of options exercisable within 60 days of April 29, 2025.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since December 31, 2021, except for the following changes:

●	On March 2, 2025, following issuance of ordinary shares and warrants exercisable into ordinary shares of the Company in the Private Placement, Mr. Alexander Rabinovich became a beneficial owner of approximately 29.32% of our ordinary shares, reflecting an increase from the percentage owned as reported in our Annual Report on Form 20-F for the year ended December 31, 2024, which stated that as of April 1, 2024, Mr. Alexander Rabinovich beneficially owned 25.73%.

B.	Related Party Transactions.

The following is a description of related party transactions, or series of related party transactions since January 1, 2022, pursuant to which we are a party and in which the other parties include our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Transactions with Related Parties

Office Space Lease

Part of the office is leased by companies that are related to Mr. Alex Rabinovich, our majority shareholder, Chairman of the Board and Chief Executive Officer. These leases were approved by the Audit Committee and the Board. The amounts payable under these leases are immaterial relative to our business. See “Item 4.D. Property, Plants and Equipment.” for additional information regarding our office space.

Private Placement

The funding includes a commitment by certain investors, including the Company’s Chief Executive Officer and Chairman of the Board, Mr. Alexander Rabinovich, and two existing shareholders, Mr. Yaron Yakobi and Mr. Ynon Hagag.

For more information, please see “Item 5. B. Liquidity and Capital Resources — Financing Development”.

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

We are currently a party to a number of lawsuits in Israel. Summaries of all our ongoing material lawsuits are provided below.

Class Action - T.Z. 25114-04-23

On April 17, 2023, an application for approval of a class action in Israel was filed against 26 defendants, among them the leading cannabis groups in Israel, including InterCure and three of its subsidiaries (the “Approval Request”). The main claim in the Approval Request is that the medical cannabis companies advertise their medical cannabis products unlawfully. The court was requested in the Approval Request to determine that the representative class will consist of “any consumer of licensed cannabis and any consumer of unlicensed cannabis starting from the year 2020”.

The claimed compensation in the Approval Request amounts to NIS 420 million. Additionally, the applicants argue that they are entitled to a monetary reward of NIS 42 million, and that punitive damages amounting to NIS 84 million are also due.

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

On January 10, 2024, the applicants submitted their responses to the cannabis companies request to dismiss the Approval Request. Likewise, the applicants also submitted to the court a motion seeking amendments to the Approval Request. On February 20, 2024, the cannabis companies responded to the motion to amend the Approval Request and claimed that the court should reject the motion. A pre-trial was scheduled for June 26, 2024. On May 16, 2024, the court dismissed the applicants’ motion to amend the Approval Request and granted the respondents’ motion for summary dismissal, thereby rejecting the class action at this preliminary stage. The court also dismissed the applicants’ personal claims and ordered them to pay legal costs and attorneys’ fees of NIS 10,000 to each respondent, to be paid within 30 days from the date of the ruling.

Civil Appeal No. 5709-24

On July 14, 2024, an appeal was filed with the Israeli Supreme Court under Civil Appeal No. 5709-24, (the “Appeal”), challenging the May 16, 2024 ruling of the District Court in Class Action – T.Z. 25114-04-23. In that ruling, the District Court denied the applicants’ motion to amend the Approval Request and granted the respondents’ motion for summary dismissal, effectively rejecting the class action at a preliminary stage. As part of the Appeal, the applicants argue that they were denied the right to cross-examine declarants and challenge the dismissal of their personal claims and the court’s order to pay legal costs. Additionally, the applicants requested a stay of execution of the District Court’s ruling regarding the payment of legal expenses. However, on July 29, 2024, the Supreme Court denied the request for a stay of execution.

On September 25, 2024, the applicants submitted a motion to introduce new evidence in the Appeal. The respondents opposed the motion, arguing that the new evidence was irrelevant to the Appeal and that its submission constituted an abuse of process. On March 2, 2025, the respondents submit their response.

Insolvency 57752-07-22 Regarding Cantek Group.

On July 27, 2022, Cantek Group companies (the “Cantek Group”) filed a request for a debt settlement with their creditors, and for a stay of proceedings order in accordance with the Insolvency and Economic Rehabilitation Law, all as a result of large debts accumulated by the Cantek Group.

On July 31, 2022, the court issued a stay of proceedings order against the Cantek Group and appointed a settlement manager to assist in settling the debts of the Cantek Group. InterCure and Canndoc filed a debt claim against the Cantek Group in September 2022 totaling NIS 3,501,659, which is secured by a permanent first-degree lien on one of Cantek Group’s rights on the property pledged to InterCure for the payment of a debt owed to InterCure.

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

On August 6, 2024, the court approved the sale of two real estate assets belonging to Cantek Group, including the property pledged to InterCure, for a total consideration of NIS 4 million (plus VAT). While the sale has been finalized and the purchaser has transferred the full consideration, the funds are currently held in escrow and have yet to be distributed among creditors.

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

In the counterclaim Cann argues that it suffered damages due to the alleged sabotaging of the merger transaction carried out by all of the defendants. Cann requests the court to order the completion of the merger transaction. It also provides two alternate requests: 1. compensate Cann in the amount of $35,000,000; or 2. order a compensation for damages caused on the amount of an Australian company’s activity’s value. In addition, Cann argues that it suffered several damages during the interim period stipulated caused by the defendants.

On February 7, 2024, the Defendant’s statement of defense to the counterclaim was submitted. In its detailed statement of defense, the Company addressed Cann’s claims, while demonstrating in detail to the court why the counterclaim against the Company is unfounded and baseless.

On April 4, 2024, Cann filed its reply to the Company’s statement of defense to the counterclaim. On November 18, 2024, the parties submitted a procedural agreement regarding the management of preliminary proceedings. The following day, on November 19, 2024, the court issued a decision approving the agreement and setting a deadline of July 1, 2025, for the parties to submit an update. On February 24, 2025, the parties exchanged general affidavits of disclosure of documents, and access to documents was provided . A pre-trial hearing originally scheduled for December 10, 2024, was canceled by the court’s decision on November 19, 2024.

Civil Claim 12895-03-23 Geffen Residence & Renewal Ltd. (former: Kanomed Medical Cannabis Industries Ltd.) vs. InterCure Ltd.

An SOC was filed against the Company by Geffen Residence & Renewal (“Geffen”) with the Tel-Aviv district court on March 6, 2023. In the SoC, Geffen argues that the Company fundamentally breached the purchase agreement signed by the Parties in 2021 (the “Agreement”). It is alleged that InterCure has failed to pay Geffen the full consideration for the assets received from Geffen under the Agreement. The position of InterCure is that the Agreement was breached by Geffen after it gave InterCure false representations under the Agreement and did not meet the closing condition that was stipulated in the contract.

InterCure’s SOD was submitted on August 3, 2023, together with InterCure’s counterclaim for over NIS 1,000,000. In the counterclaim, InterCure argues that Geffen misrepresented the rights of the “Hello Medical” partnership which were acquired by InterCure (inter alia, regarding the partnership’s financial status). As a result of the said misrepresentation by Geffen InterCure received a different asset, a loss-making asset. Geffen’s statement of reply and their statement of defense for the counter-claim were submitted on January 22, 2024, and InterCure’s statement of reply for the counter-claim was submitted on February 18, 2024.

The parties engaged in a mediation process, which did not result in a settlement.

A pre-trial hearing was held on October 29, 2024, during which the court scheduled a second pre-trial hearing for June 18, 2025.

On March 10, 2025, the parties submitted evidence for the main claim and counterclaim, and defense evidence is scheduled to be submitted by May 19, 2025.

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

The Companies Law imposes further restrictions on our ability to declare and pay dividends so that a company may make a distribution out of its profits provided however that there is no reasonable suspicion that the distribution will keep the company from meeting its existing and expected obligations when they fall due.

Payment of dividends may be subject to withholding taxes. See “Item 10E. Taxation”, for additional information.

B.	Significant Changes.

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

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts.

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 5. B. Liquidity and Capital Resources — Financing Development” above, or “Item 7A. Major Shareholders” above.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984) (“Innovation Law”), and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties of 3% to 6% on income generated from products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the SOFR rate, is repaid. In July 2017, new regulations came into force. According to the new regulations, the royalties range between 1.3-5% depending on the company’s size and sector. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel or license to use it was granted to a foreign entity.

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

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560. An additional 2% surtax was introduced in 2025 and applies specifically to taxable capital income exceeding ILS 721,560 annually, including income from sources such as dividends, interest, capital gains, and passive royalties. This surtax stacks on the existing 3% general surtax on all income above the threshold, resulting in a 5% total surtax on qualifying capital income. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions. An additional 2% surtax was introduced in 2025 and applies specifically to taxable capital income exceeding ILS 721,560 annually, including income from sources such as dividends, interest, capital gains, and passive royalties. This surtax stacks on the existing 3% general surtax on all income above the threshold, resulting in a 5% total surtax on qualifying capital income.

Dividends paid to an Israeli resident individual shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate.

Notwithstanding the above, dividends paid to an Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

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

Notwithstanding the above, dividends paid to a non-Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

In addition, it should be noted that an additional 5% tax might be applicable to individual shareholders if certain conditions are met, as stated above.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurance that we or any of our subsidiaries will not be classified as a PFIC until the close of the current taxable year or for any future taxable year.

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

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers, and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov. Our SEC filings are also generally available to the public via the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

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

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that one member of our audit committee, David Salton, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted the Code applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. We will provide to any person without charge, upon request by mail or by telephone, a copy of our Code. If we make any amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2024 and 2023. The following table provides information regarding fees billed by us to Somekh Chaikin:

for all services, including audit services, for the years ended December 31, 2024 and 2023:

	2024		2023
(NIS in thousands)
Audit fees (1)	NIS	1,337	NIS	1,430
Audit related fees		-		-
Tax fees	NIS	148	NIS	160
All other fees		-		45
Total	NIS	1,485	NIS	1,635

(1)	The audit fees for the years ended December 31, 2024 and 2023 include professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

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

We intend to rely on this “home country practice exemption” with respect to the following Nasdaq Listing Rules:

●	Quorum requirements. As permitted under the Companies Law pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 20% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of participating shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules.

●	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make its annual reports available to shareholders in one of a number of specific manners, Israeli law does not require that we distribute annual reports, including our financial statements. As such, the generally accepted business practice in Israel is to distribute such reports to shareholders through a public regulated distribution website. In addition to making such reports available on a public regulated distribution website, we make our audited financial statements available to our shareholders at our offices and only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Shareholder approval. We seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below a minimum price. By contrast, under the Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors, and shareholders are all required; (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the by the company’s shareholders Special Majority; (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the approval by the company’s shareholders Special Majority; (d) approval of transactions with Company’s Chief Executive Officer with respect to his or hers compensation, whether in accordance with the approved compensation policy of the Company or not in accordance with the approved compensation policy of the Company, or transactions with officers of the Company not in accordance with the approved compensation policy; and (e) approval of the compensation policy of the Company for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Majority independent directors. We do not follow Nasdaq Listing Rule 5605(b)(1) requiring the maintenance of a majority of independent directors. Instead, we follow Israeli law and practice, according to which we are required to appoint at least two external directors (within the meaning of such term in the Companies Law) to our board of directors.

●	Regularly scheduled meetings of independent directors. We do not follow Nasdaq Listing Rule 5605(b)(2) requiring that our independent directors have regularly scheduled meetings at which only independent directors are present. Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●	Nomination of Directors. As permitted under Israeli law and pursuant to Israeli practice, the nominations for members of the Board will be generally made by the Board or a duly authorized committee thereof and not by a nominating committee of the Board consisting solely of independent directors or a majority of the independent directors in a vote in which only independent directors participate, as required under the Nasdaq rules.

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

We have adopted an insider trading policy governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, consultants, contractors and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

This policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that directors and officers of the Company, the Company’s subsidiaries and/or affiliates must observe prior to effecting any transaction in our securities.

We believe that the policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the policy is filed as Exhibit 11.1 to this Form 20-F.

ITEM 16K.	CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D — Risk Factors — General Business Risks and Risks Related to Our Financial Condition and Operations — If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or if we are found by regulators to be non-compliant with statutory requirements for the protection and storage of personal data, we could suffer a loss of revenue, increased costs, exposure to significant liability, reputational harm and other serious negative consequences”.

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

The oversight of cybersecurity threats is undertaken by our Vice President of Operations and is supported by management, relying on  leading service providers in the field. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit and investment committee of such risk by committee meetings.

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

As of the date of this Annual Report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2024

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Intercure Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercure Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

Tel-Aviv, Israel
April 30, 2025

- - - - - - - - - - - -

Intercure Ltd.

Consolidated Statements of Financial Position

		As of December 31
		2024	2023
		NIS in thousands
Current assets
Cash and cash equivalents	4	78,318	101,139
Restricted cash		1,316	9,660
Trade receivables, net	12A	51,846	60,411
Other receivables	12B	134,660	141,116
Inventory	5	120,305	105,469
Biological assets	6	5,023	822
Financial assets measured at fair value through profit or loss	7	333	187

		391,801	418,804

Non-current assets
Other receivables		423	4,207
Property, plant and equipment and right-of-use asset	9	105,244	97,473
Goodwill	10	224,594	221,080
Loan measured at fair value through profit or loss	8	-	18,447
Deferred tax assets	15	38,365	24,681
Financial assets measured at fair value through profit or loss	11	2,147	1,922

		370,773	367,810

Total assets		762,574	786,614

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Financial Position

		As of December 31
		2024	2023
		NIS in thousands
Current liabilities
Short term loans and current maturities		69,435	88,194
Trade payables		77,540	78,440
Other payables	12C	41,809	55,152
Contingent consideration	8	3,966	4,082
Financial liability with respect to shares and warrants to be issued	18	34,000	-

		226,750	225,868

Non-current liabilities
Long-term loans	17	113,979	82,202
Liabilities in respect of employee benefits		973	841
Lease liability	14	23,201	20,641

		138,153	103,684

Total liabilities		364,903	329,552

Equity	18
Share capital, premium and other reserves		658,599	643,158
Capital reserve for transactions with controlling shareholder		2,388	2,388
Capital reserve for transactions with non-controlling interests		13,561	13,561
Accumulated losses		(277,579)	(203,995)

Equity attributable to owners of the Company		396,969	455,112

Non-controlling interests		702	1,950

Total equity		397,671	457,062

Total equity and liabilities		762,574	786,614

April 30, 2025	/s/ Alexander Rabinovich	/s/ Amos Cohen
Approval Date of the Financial Statements	Alexander Rabinovich Chairman of the Board and CEO	Amos Cohen CFO

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the year ended December 31
		2024	2023	2022
	Note	NIS in thousands (excluding data regarding loss per share)
Revenue		238,845	355,553	388,684
Cost of revenue before fair value adjustments	19	203,252	247,214	229,727

Gross income before impact of changes in fair value		35,593	108,339	158,957

Unrealized changes to fair value adjustments of biological assets	6	6,458	261	13,054
Loss from fair value changes realized in the current year		11,818	3,505	16,928

Gross profit		30,233	105,095	155,083

Research and development expenses		414	388	632
General and administrative expenses	19	53,669	42,610	36,082
Sales and marketing expenses	19	54,225	53,269	56,533
Other expenses (income), net	19	(12,807)	47,138	2,128
Changes in the fair value of financial assets through profit or loss, net	7,11	(341)	665	174
Share based payments	18	2,281	2,592	8,907

Operating profit (loss)		(67,208)	(41,567)	50,627

Financing income	20	2,747	5,883	8,170
Financing expenses	21	22,862	25,601	14,955

Financing expenses, net		20,115	19,718	6,785

Profit (loss) before taxes on income		(87,323)	(61,285)	43,842

Tax (expense) benefit	15	14,530	(2,248)	(93)
Total comprehensive profit (loss) for the year		(72,793)	(63,533)	43,749

Attribution of net profit (loss) for the year:
To the Company’s shareholders		(67,795)	(61,959)	44,819
To non-controlling interests		(4,998)	(1,574)	(1,070)
Total		(72,793)	(63,533)	43,749

Earnings per share	22
Basic earnings (loss)		(1.48)	(1.36)	0.99
Diluted earnings (loss)		(1.48)	(1.36)	0.99

The accompanying notes are an integral part of the consolidated financial statement

Intercure Ltd.

Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Capital reserve for transactions with non-controlling interests	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2024	643,158	2,388	13,561	-	(203,995)	455,112	1,950	457,062

Loss for the year					(67,795)	(67,795)	(4,998)	(72,793)
Issuance of ordinary shares related to business combinations (Note 8)	14,180	-	-	-		14,180		14,180
Dividends to non-controlling interests in subsidiaries		-	-	-			(98)	(98)
Attribution of loss from non-controlling interest (Note 2C)		-	-	-	(5,789)	(5,789)	5,789
De-recognition of an obligation to issue Shares (Note 8)	(1,020)	-	-	-		(1,020)	(1,941)	(2,961)
Share-based payment (Note 18L)	2,281	-	-	-		2,281	-	2,281

As of December 31, 2024	658,599	2,388	13,561	-	(277,579)	396,969	702	397,671

Intercure Ltd.

Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Capital reserve for transactions with non-controlling interests	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2023	632,025	2,388	-	8,541	(141,649)	501,305	20,172	521,477

Loss for the year	-	-	-	-	(61,959)	(61,959)	(1,574)	(63,533)
De-recognition of non-controlling interests (Note 16(3))	-	-	13,561	-	-	13,561	(13,561)	-
Dividends to non-controlling interests in subsidiaries	-	-	-	-	-	-	(3,474)	(3,474)
Attribution of loss from non-controlling interest (Note 2C)	-	-	-	-	(387)	(387)	387	-
Expiration of options (Note 18L)	8,541	-	-	(8,541)	-	-	-	-
Share-based payment (Note 18L)	2,592	-	-	-	-	2,592	-	2,592

As of December 31, 2023	643,158	2,388	13,561	-	(203,995)	455,112	1,950	457,062

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2022	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

Profit for the year	-	-	-	44,819	44,819	(1,070)	43,749
Acquisitions of subsidiaries (Note 8)	-	-	-	-	-	(142)	(142)
Settlement in cash of an obligation to issue shares	(449)	-	-	-	(449)	-	(449)
Share-based payment (Note 18L)	8,907	-	-	-	8,907	-	8,907

As of December 31, 2022	632,025	2,388	8,541	(141,649)	501,305	20,172	521,477

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Cash Flow

	For the year ended December 31
	2024	2023	2022
	NIS in thousands
Cash flows from operating activities

Profit (loss) for the year	(72,793)	(63,533)	43,749
Taxes paid	(12,887)	(7,611)	(7,971)
Adjustments required to present cash flows from operating activities (A)	18,754	17,513	15,489

Net cash provided by (used in) operating activities	(66,926)	(53,631)	51,267

Cash flows from investing activities

Purchase of property, plant and equipment	(4,376)	(2,619)	(19,742)
Loans granted (Note 12B)	(928)	(5,159)	(95,226)
Increase in restricted cash	(465)	(60)	-
Decrease in restricted cash	9,053	4,650	7,404
Payment of deferred consideration for acquisitions	-	-	(9,876)
Acquisition of subsidiaries, net of cash acquired (Note 8)	1,108	-	1,560
Grant of loan measured at fair value through profit or loss (Note 8)	-	-	(20,000)
Settlement of obligation to issue shares	-	-	(449)
Deconsolidation of subsidiaries, net of cash (Note 8)	(253)	-	-
brand acquisition	(450)	-	-
Repayment of loans granted	14,000	11,291	-
Proceeds from sales of property, plant and equipment	-	25	-
Interest received	-	845	-
Payments of contingent consideration	-	(4,200)	(6,168)

Net cash provided by (used in) investing activities	17,689	4,773	(142,497)

Cash flows from financing activities

Advances with respect to obligation to issue shares and warrants (Note 18J)	34,000	-	-
Lease payments	(5,460)	(4,713)	(3,883)
Receipt of loans from banks	188,441	62,726	263,474
Repayment of loans from banks	(175,238)	(119,919)	(120,521)
Dividend distribution to non-controlling interests	(98)
Repayment of loan from related party	-	(76)	(1,340)
Interest paid	(15,190)	(20,907)	(17,284)

Net cash provided by (used in) financing activities	26,455	(82,889)	120,446

Increase (decrease) in cash and cash equivalents	(22,782)	(131,747)	29,216
Exchange differences in respect of balances of cash and cash equivalents	(39)	297	7,156
Balance of cash and cash equivalents at beginning of year	101,139	232,589	196,217

Balance of cash and cash equivalents at end of year	78,318	101,139	232,589

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Cash Flow

	For the year ended December 31
	2024	2023	2022
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the Consolidated Statements of Profit or Loss and Other Comprehensive Income:

Gain from deconsolidation of subsidiaries	(1,326)	4,589	-
Impairment losses on goodwill	-	63,101	-
Changes in loan measured at fair value through profit or loss	-	2,330	-
Depreciation	15,371	13,166	11,699
Share-based payment (Note 18L)	2,281	2,592	8,907
Changes in the fair value of financial assets through profit or loss, net	(371)	661	172
Finance expenses, net	20,115	19,718	6,785
Remeasurement of contingent consideration	-	1,067	(9,567)
Tax expense	(14,530)	2,248	93
Loss on sale of property, plant and equipment	394	412	-
Changes in loan from non-controlling interest	-	(1,014)	-
Gain in respect of acquisition of a subsidiary	(202)	-	-
Change in liabilities in respect of employee benefits, net	132	(184)	418
Change in consideration payable in shares	6,082
	27,946	108,686	18,507
Changes in assets and liabilities items:

Increase in trade receivables	8,427	(23,492)	(18,286)
Decrease (increase) in other receivables	4,837	(64,918)	35,035
Increase (decrease) in inventory	(13,237)	34,664	(75,189)
Increase (decrease) in biological assets	(4,201)	5,543	(799)
Increase (decrease) in trade payables	(8,900)	(47,627)	57,033
Increase (decrease) in other payables	3,882	4,657	(812)
	(9,192)	(91,173)	(3,018)

	18,754	17,513	15,489

B) Material non-cash activities
Acquisition of subsidiary, net of cash against share issuance (Note 8)	(8,098)	-	-
Deconsolidation of subsidiaries, net of cash (Note 8)	1,020	-	-
Purchase of property, plant and equipment	5,970	7,364	-
Additions to right-of-use assets	6,733	2,976	-
De-recognition of non-controlling interests (Note 16(3))	-	13,561	-

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.

Consolidated Statements of Cash Flow

C) Aggregate cash flows derived for the Company as a result of acquisitions (Note 8):

	2024	2022
	NIS in thousands
Trade and other receivables	3,325	(1,936)
Inventory and biological assets	2,622	(2,631)
Property, plant, equipment and right-of-use asset	10,199	(1,934)
Trade and other payables	(13,585)	7,907
Short-term loan	198	4,286
Short-term loan to related parties	-	(2,598)
Goodwill	7,939	(15,882)
Issuance of shares	(8,098)	-
Non-controlling interests	-	(142)
Contingent consideration	-	10,185
Deferred consideration	-	4,352
Lease liability	(3,506)	-
Financial assets measured at fair value through profit or loss	(202)	(47)
Total acquisition of subsidiary, net of cash	(1,108)	1,560

D) Aggregate cash flows derived for the Company as a result of Disposal of subsidiaries:

2024
NIS in thousands
Trade and other receivables	(4,468)
Inventory and biological assets	(1,351)
Property, plant, equipment and right-of-use asset	(3,601)
Trade and other payables	4,638
Short-term loan	1,020
Goodwill	(4,548)
Issuance of shares	1,020
Payables due to Deferred consideration due to acquisitions	4,080
Non-controlling interests	1,941
Contingent consideration	120
lost due to loss of control	(1,326)
Total disposal of subsidiary, net of cash	(2,475)

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange and Nasdaq, domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector mainly through its holdings of the entirely issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), Pharmazone Pharmacy Ltd. (hereinafter: “Pharmazone”) and Cannolam Ltd. (“Cannolam”). The Company also has additional holdings in the biomed sector.

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

Cannolam:

On May 14, 2021, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 50.1% stake in the shares of Cannolam Ltd., an Israeli private company, which holds, independently and/or through its owned subsidiaries, the exclusive rights to the production, importing, distribution and use of leading international cannabis and lifestyle trademarks in the territory of the State of Israel. Inter alia, Cannolam. Has exclusive rights in respect of the brands Cookies, Mr. Nice and Oxon Pharma. As of September 15, 2023 the Company holds 100% of the shares in Cannolam. See also Note 16(3).

Pharmazone:

On May 18, 2022, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 100% stake in the shares of Pharmazone, an Israeli private company, which operates a pharmaceutical and medical cannabis trading house.

Note 1 - General (Cont.)

Other Holdings:

During 2022 and 2024, the Company engaged in a series of agreements for the acquisition or opening of 6 and 6 pharmacies ,respectively. See also Note 8.

Investments in the biomed sector:

The Company invested in two companies in the biomed sector: F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd., hereinafter: “Fore”) and Cavnox Ltd. (hereinafter: “Cavnox”). For additional details regarding investments in the biomed sector, see Note 11.

B.	Other Significant Events During the Reporting Period

1.	In 2021, the Company engaged in a merger agreement (hereinafter: the “Prior Agreement” Real Estate Acquisition REIT LP (“SVX”), a special purpose acquisition company (SPAC) which is listed on the Canadian stock exchange NEO (NEO:SVX.U), pursuant to which the Company, through a wholly-owned subsidiary, acquired all of the outstanding limited partnership units of SVX in exchange for the issuance of the Company ordinary shares by way of a plan of arrangement (the “SPAC Transaction”).

Total funds raised from the SPAC Transaction, after redemptions, and the private placement equaled approximately NIS 182 million (not including transaction costs) NIS 8.4 million of those still needs to be received and currently presented in other receivables, see also Note 12B.

Note 1 - General (Cont.)

Since SVX was not considered a business, as defined by IFRS 3, the Company recorded the SPAC Transaction proceeds as a respective increase in equity.

On April 23, 2021, the Company’s shares were listed on the TSX and the first trade of the ordinary shares on the TSX occurred on April 26, 2021.

On September 1, 2021, the Company’s shares were listed and the first trade of the ordinary shares on the Nasdaq Global Market under the ticker symbol “INCR”.

On August 14, 2023, the Company’s ordinary shares were delisted from trading on the TSX, following approval by the TSX of the Company’s request.

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

Since the beginning of the war, the Southern Site has been damaged, including its inventory, property, plant and equipment and biological assets. In addition, till the first half of 2024, the Southern Site has been designated by the Israeli authorities as a closed military area and there is a limited access to the site. The Company begun the process of restoring the Southern Site in 2024, and returned to production in July 2024.

The Company is working diligently with the Israeli tax authorities to obtain full compensation for the damages caused to the Company. As of December 31 2024, the Company submitted applications to the Israeli tax authorities to receive compensation in the amounts of NIS 243 million for the inventory, biological assets and the impairment of the goodwill, NIS 6 million for the property, plant and equipment and NIS 2 million for loss of profits in the pharmacies.

As of the date of approval of the financial statements the Company has received advances in the amount of NIS 81.5 million.

The Company believes that it will be entitled to compensation from the Israeli tax authorities for all direct and indirect damages suffered, including loss of profits. See Note 12B(A), Note 19D and Note 25.

Note 1 - General (Cont.)

3.	On February 16, 2022, the Company engaged in an agreement with Cann Pharmaceutical Ltd. (“Better”), an Israeli medical cannabis multi-national operator known as “Better” to acquire 100% of Better’s shares, which includes “Better’s” unique strains, cultivation site, intellectual property, and commercial operations in Israel as well its international activities, for a purchase price of USD 35 million to be paid with Intercure’s shares at the valuation of USD 10 per share. Regarding the termination of the agreement, see Note 16(5).

4.	On April 26, 2023, a lawsuit was filed against the Company in Tel Aviv-Jaffa District Court in Israel by minority shareholders of Cannolam. The lawsuit relates to disagreements concerning the ongoing management of Cannolam. Regarding the lawsuit, see Note 16(3).

C.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
NIS		New Israeli shekel.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Subsidiaries and companies, including a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, on the equity basis.
Controlling shareholder	-	As defined under the Israeli Companies Law.

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

Measurement of non-controlling interests on the date of the business combination

As of December 31, 2024, the non-controlling interests balance contain non-controlling interests that were measured at the date of the business combinations at their proportionate interest in the identifiable assets and liabilities of the acquiree.

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

Revenue from contracts with customers is recognized in the statement of income when the control of the asset or of the service has been transferred to the customer. The control transfer date is generally the date of delivery to the customer. Revenue is measured and recognized according to the fair value of the proceeds which are expected to be received in accordance with the contract terms, less amounts which have been collected for third parties (e.g., taxes). Revenue is recognized in the statements of profit or loss up to the extent to which it is expected to flow to the Company, and the revenue and costs, if relevant, are reliably measurable.

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

Cannabis genetics (bearer plants) that were purchased are depreciated when they are in the location and condition necessary for them to be capable of operating in the manner intended by management.

I.	Goodwill

The cash-generating unit to which the goodwill is allocated for the purpose of goodwill impairment test is the Company’s Cannabis segment, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. See Note 10

J.	Impairment

Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than biological assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year, on December 31, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use. See also Note 3 and Note 10.

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

A)Debt instruments whose credit quality has not significantly deteriorated since the initial recognition date, or cases involving low credit risk – the loss provision which will be recognized in respect of that debt instrument will take into account expected credit loss during the 12 month period after the reporting date; or

B) Debt instruments whose credit quality has significantly deteriorated since the initial recognition date, and cases involving credit risk which is not low – the loss provision which will be recognized will take into account expected credit losses throughout the instrument’s remaining lifetime.

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

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Company is entitled to receive them. An asset is recognized when there is a high level of certainty of its receipt. Grants that compensate the Company for expenses incurred are presented as a deduction from the corresponding expense. When a grant cannot be associated with a specific expense because it is granted for loss of profits, it is classified as Other expenses (income), net in the Consolidated Statements of Profit or Loss. See note 12B(A).

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

R.	New standards, amendments to standards and interpretations not yet adopted

Standard/interpretation/ amendment	The requirements of the publication	Effective date and transitional provisions	Effects
IFRS 18, Presentation and Disclosure in Financial Statements, which replaces International Accounting Standard 1 (IAS 1), Presentation of Financial Statements (hereinafter: “IAS 1”).	The new standard will include existing requirements of IAS 1 and new requirements for presentation in the statement of profit or loss, including the presentation of amounts and subtotals required under the new standard, disclosure of management-defined performance measures, and new requirements for grouping and disaggregating financial information.	Effective for annual reporting periods beginning on or after January 1, 2027. Early application is permitted, with disclosure required for periods beginning on or after January 1, 2025.	The Company is not performing early application and will evaluate the impact of the new standard in the future. While the standard is expected to change the presentation of the statement of profit or loss and expand disclosures, it is not expected to materially affect the measurement or recognition of amounts in the financial statements.

Note 2 - Material Accounting Policies (Cont.)

S.	Initial application of new standards, amendments to standards and interpretations

Standard/interpretation/ amendment	The requirements of the publication	Effective date and transitional provisions	Effects
Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current

According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period.

According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants.

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

Goodwill

For the purpose of determining whether impairment of goodwill has occurred, Company management estimates the recoverable amount to which goodwill has been allocated. For all the periods presented in these financial statements – The recoverable amount was estimated to be higher than the carrying amount of the unit, and no provision for impairment was required. See Note 10.

Government grants:

See Note 12B(A).

Expected credits losses:

See Note 8D, 12A and 12B.

Note 4 – Cash and Cash Equivalents:

	December 31
	2024	2023
	NIS in thousands

Cash	17,771	94,819
Short-term deposits	60,547	6,320
	78,318	101,139

The currencies in which balances of cash and cash equivalents are denominated, or to which they are linked, are:

	December 31
	2024	2023
	NIS in thousands

EURO	-	24
USD	-	293
NIS	78,318	100,822
Total cash and cash equivalents	78,318	101,139

Note 5 – Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	December 31
	2024	2023
	NIS in thousands
Finished goods	62,706	60,468
Goods in process and dried inflorescence	57,599	45,001
Total inventory	120,305	105,469

Note 6 – Biological Assets:

Fair value hierarchy

The table hereunder presents the biological assets that are measured at fair value, using a valuation method according to the fair value levels.

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Biological Assets	-	-	5,023	5,023

	Level 1	Level 2	Level 3	Total
December 31, 2023
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Biological Assets	-	-	822	822

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

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	2024	2023
	NIS in thousands
Balance as of January 1	822	6,365
Costs of growing medical cannabis plants	26,081	57,496
Change in fair value less selling costs	1,581	261
Damaged (See Note 1(2) and Note 12B)	-	(8,885)
Transfer to inventory	(23,461)	(54,415)
Balance as of December 31	5,023	822

Note 6 – Biological Assets (Cont.):

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	Below are the main assumptions used:

	31/12/2024	31/12/2023
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	1.8	0.2
Estimated net selling price (NIS per gram) (2)	16.8	16.9
Estimated growing cycle length (in weeks) (3)	13	13
Estimated growing cycle completion rate (in percent) (4)	23%	38%
Proportion of plants which do not reach the harvesting stage (5)	3%	3%

(1)	According to the number of seedlings as of the end of the reporting period

(2)	According to the price range of the Company’s existing products as of the end of the reporting period

(3)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date

(4)	By planting date vs. growing cycle length

(5)	According to the final product net weight

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	31/12/2024	31/12/2023
Average selling price	612	100
Proportion of oil products	16	1
Proportion of plants which do not reach the harvesting	52	2

Note 7 – Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

As of December 31, 2024 and as of December 31, 2023, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.44% of XTL’s issued and paid-up capital.

As of the end of the reporting period, the Controlling Shareholder holds 23.63% of XTL shares.

The fair value of these shares as of the end of the reporting period was based on the quoted share price (level 1) as XTL is a publicly traded company listed in the Nasdaq and Tel-Aviv stock exchange, see also Note 12B.

Note 8 – Investment in Subsidiaries:

The Company has three main subsidiaries, all in the cannabis sector: Canndoc, Pharmazone, and Cannolam, which are wholly owned (100%).

A.	Regarding the completion of the acquisition of 100% of Cannolam shares, See Note 16(3).

B.	Subsidiaries – Other Acquisitions

Acquisitions in 2024

Details in respect of subsidiaries

A.	On January 29, 2024, the Company engaged in an agreement to purchase 100% of “Leon-Pharm” which operates five pharmacies.

B.	On April 18, 2024, the Company engaged in an agreement to purchase 50% of “New day Eilat” pharmacy, subsequent to which the Company holds 100%. The pharmacy is located in Eilat.

Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

A.	Presented below is the fair value, as of the acquisitions dates, of the transferred consideration:

NIS in thousands
Issuance of 1,590,023 ordinary shares of the Company	8,098
Assignment of shareholders’ loan	(1,548)
Fair value of the investment prior to the business combination	202

Total	6,752

B.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	-
Less – acquired cash and cash equivalents	1,108

Total	1,108

Note 8 – Investment in Subsidiaries:(Cont.)

C.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	1,108
Restricted cash	361
Trade and other receivables	3,325
Inventory	2,622
Property, plant and equipment and right-of-use asset	10,199
Goodwill	517
Short-term loan	(163)
Trade and other payable	(15,134)
Lease liability	(3,506)
Total identifiable net assets	(671)

D.	Goodwill

The consideration which was paid in the business combination included amounts associated with the expected benefits from synergy (collaboration), growth in revenue, and future developments in the Subsidiaries operating market. These benefits are not recognized separately from goodwill, since the future economic benefits which are expected to arise from them are not reliably measurable. All of the above led to the recognition of goodwill in the amount of NIS 7,422 thousand.

The goodwill is attributable mainly to the skills and technical talent of the acquiree’s work force, and the synergies expected to be achieved from integrating the Company into the group’s existing regular business.

E.	Impact of the acquisition on the Company’s results

Total revenue for the consolidation period ended December 31, 2024 includes approximately NIS 33,135 thousand which is attributable to the Subsidiaries acquired.

Additionally, total comprehensive loss for the consolidation period ended December 31, 2024 includes loss of approximately NIS 6,598 thousand which is attributable to Subsidiaries acquired.

Had the acquisition taken place at the beginning of the twelve-month period ended December 31, 2024, the total revenue of the acquired subsidiaries would have been NIS 39,901 thousand.

F.	At the date of business combination the consideration payable in shares was classified as financial liability measured at fair value through profit and loss. As the number of Company’s shares to be issued was updated by the parties, and the market price of the Company’s share changed, the Company recorded other expenses of NIS 6 million.

Note 8 – Investment in Subsidiaries:(Cont.)

C.	Investment in equity method investee

During 2023 the Company established two companies in Eilat, pharmacy and trading house, with a business partner (hereinafter: “the associates”). The Company holds 50% of the associates’ shares and has an option to obtain control on these associates. As of December 31, 2023, the Company granted a loan in the amount of NIS 2.5 million to these associates. As of December 31, 2023, the associates’ total assets balance was NIS 4.2 million and total liabilities balance was NIS 4.3 million.

The associates had incurred losses in the amount of NIS 0.1 million in 2023. Since the Company has not incurred legal or constructive obligations or made payments on behalf of the associates, the Company did not recognize its share of the losses in 2023.

On April 18, 2024 the Company engaged in an agreement to purchase an additional 50% of “New day Eilat” pharmacy and 50% of “New day Distribution” trading house, subsequent to which the Company holds 100% from New day Eilat, See Note 8B(2), and from 2025 the Company holds 100% from “New day Distribution” trading house.

As of December 31, 2024, the Company granted a loan in the amount of NIS 0.1 million to the trading house. As of December 31, 2024, the trading house total assets balance is NIS 1.2 million and total liabilities balance is NIS 1.2 million.

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

During 2024 the partners agreed to terminate the partnership and accordingly the loan was reclassified to other receivables (see Note 12B).

Note 8 – Investment in Subsidiaries: (Cont.)

E.	Loss of control in subsidiary

Details in respect of subsidiaries

A.	In March 2024, the Company signed an agreement to end the engagement between the Company and the minority interest shareholders of “Maayan Haim” pharmacy, which was signed in October 2021. As a result, Maayan Haim pharmacy is no longer controlled by the Company.

The Company recognized a profit from loss of control in the amount of NIS 1,264 thousand which was recognized as part of other income.

B.	In August 2024, the Company signed an agreement to end the engagement between the Company and the minority interest shareholders of “Amirim Pharm” pharmacy, which was signed in August 2022. As a result, Amirim Pharm pharmacy is no longer controlled by the Company.

The Company recognized a profit from loss of control in the amount of NIS 62 thousand which was recognized as part of other income.

Identifiable assets acquired and liabilities disposed of:

NIS in thousands
Cash and cash equivalents	(1,575)
Trade and other receivables	(4,468)
Inventories	(1,351)
Property, plant and equipment and right-of-use asset	(3,601)
Trade and other payables	4,638
Financial liabilities	1,020
Overdraft	1,322
Goodwill	(270)
Lease liability	2,725
Total identifiable net assets	(1,560)

The aggregate cash flows derived for the Company as a result of the disposal:

NIS in thousands
Cash and cash equivalents received	-
Less cash and cash equivalents of the subsidiary	(253)
Total	(253)

Note 9 – Property, Plant and Equipment and right of use assets:

2024

	Computers and office equipment	Right-of-use asset	Machinery and equipment	Buildings and greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2024	7,602	36,035	15,807	78,199	137,643
Disposals	(707)	(3,483)		(1,027)	(5,217)
Acquisitions as part of business combination	-	4,303	1,248	4,649	10,200
Additions during the year	253	6,733	626	9,468	17,080
Balance as of December 31, 2024	7,148	43,588	17,681	91,289	159,706

Less accumulated depreciation and impairment losses
Balance as of January 1, 2024	2,980	12,062	5,803	19,325	40,170
Disposals	(203)	(705)		(171)	(1,079)
Additions during the year	713	5,703	2,219	6,736	15,371
Balance as of December 31, 2024	3,490	17,060	8,022	25,890	54,462

Property, plant and equipment, net, as of December 31, 2024	3,658	26,528	9,659	65,399	105,244

2023

	Computers and office equipment	Right-of-use asset	Machinery and equipment	Buildings and greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2023	6,813	33,770	15,605	70,132	126,320
Disposals	-	(711)	(55)	(870)	(1,636)
Additions during the year	789	2,976	257	8,937	12,959
Balance as of December 31, 2023	7,602	36,035	15,807	78,199	137,643

Less accumulated depreciation
Balance as of January 1, 2023	1,490	7,364	3,131	11,202	23,187
Disposals	-	(284)	(41)	(447)	(772)
Impairment loss	-	-	916	3,673	4,589
Additions during the year	1,490	4,982	1,797	4,897	13,166
Balance as of December 31, 2023	2,980	12,062	5,803	19,325	40,170

Property, plant and equipment, net, as of December 31, 2023	4,622	23,973	10,004	58,874	97,473

Note 10 – Goodwill:

A.	Movement in carrying amount

Goodwill
NIS thousands

Balance as at December 31, 2022	284,181
Impairment loss	(63,101)
Balance as at December 31, 2023	221,080
Acquisitions during 2024	8,062
Disposal of subsidiaries	(4,548)
Balance as at December 31, 2024	224,594

B.	Goodwill impairment testing

In order to test the impairment of goodwill, the goodwill was allocated to the Cannabis segment (See Note 2I).

In December 31, 2023 the recoverable amount of the cash-generating unit was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers.

The carrying amount of the unit was determined to be higher than its recoverable amount of NIS 391,720 thousand and an impairment loss of NIS 63,101 thousand was recognized in 2023. The impairment loss was allocated fully to goodwill and is included in other expenses, net.

In December 31, 2024 the recoverable amount of the cash-generating unit was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers. The test results indicated that the recoverble amount of the cash-generating unit exceeds its carrying amount. Therefore, no additional impairment loss was recognized in 2024.

C.	Key assumptions used in calculation of recoverable amount

The key assumptions used in the calculation of recoverable amounts are as follows:

(1)	Discount rate

The after-tax discount rate was 15.25% (2023: 16.5%) and was estimated based on past experience, and an industry average weighted average cost of capital, which was based on a possible range of debt leveraging of 17% (2023: 7%) at a market interest rate of 10.21% (2023: 9.65%).

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

Note 10 – Goodwill: (Cont.)

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

	December 31
	2024	2023
	NIS in thousands
Fair value of the investment in Fore (A)	2,147	1,922
Fair value of the investment in Cavnox (B)	-	-

	2,147	1,922

A.	F.O.R.E Biotherapeutics Ltd. (“Fore”)

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

In July 2024, Fore raised the second round of series D convertible preferred stock in the same price per share. As a result, the Company was diluted from 0.03% to 0.02% on a fully diluted basis.

Note 11 – Investment in Assets Measured at Fair Value through Profit or Loss: (Cont.)

As of December 31, 2024, the Company’s stake in Fore is approximately 0.02% of capital, undiluted (assuming conversion to ordinary shares), and approximately 0.02%, fully diluted.

A.	Cavnox Ltd. (“Cavnox”)

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

As of December 31, 2023, the fair value of Cavnox according to the valuation is immaterial. Therefore, the Company recorded a loss in the amount of NIS 965 thousand and the balance of Cavnox as of December 31, 2023 and 2024, is zero.

Note 12 – Receivables and Payables

A.	Trade receivables, net:

	December 31
	2024	2023
	NIS in thousands
Open accounts *	53,735	63,962
Credit cards receivable	5,861	1,634
Provision for doubtful debts	(7,750)	(5,185)
	51,846	60,411

*	For additional information, please see Note 13A(2) regarding factoring.

During 2024, due to significant deterioration in the relationship, which was impacted by the war and the damages to the southern facility with one of its customers, who is also a business partner, which included the termination of the partnership (See Note 8D)- the company recorded a specific provision for ECL of approximately NIS 15 million which was based on a comparative benchmarking analysis with the impairment rate of impaired debts used by non-bank credit institutions and included the examination of the total past-due amounts, including their collaterals, other guarantees and their legal stand.

B.	Other receivables:

	December 31
	2024	2023
	NIS in thousands
Institutions (A)	78,458	61,325
Prepaid expenses	1,507	1,285
Prepayments to suppliers	4,501	29,464
Loans to non-related parties, net (B)	40,857	40,532
Receivables revenue	608	713
Loans to related parties	614	3,416
Others	8,115	4,381
	134,660	141,116

Note 12 – Receivables and Payables (Cont.)

(A)	As of December 31, 2024, and 2023 the Company received cumulative advance payments for compensation from the Tax authorities due to damage caused by the Iron Swords War to the southern facility in a total amount of NIS 63 million and NIS 31 million, respectively. As of April 30, 2025, the Company received additional NIS 20 million as an advance compensation payment, which increased the total cumulative advance payments for compensation to NIS 83 million.

The institutions balance as of December 31, 2024 and 2023, contains the additional compensation that the Company has reasonable assurance to receive from the Tax authorities, which is based on the Company and its advisors estimates, at an amount of NIS 62 million and NIS 56 million, respectively.

Generally, compensation received in respect of damage (such as lose of inventory) is recorded in cost of revenue and compensation received in respect of loss of revenue is recorded in other income.

As a result, the Company recorded in 2024 and 2023 other income in the amount of NIS 36 million and NIS 30 million, respectively.

The Company recorded in 2024 and 2023 cost of revenue in the amount of NIS 50 million and NIS 7 million, respectively. See also note 1(B)2 and Note 19(D)A.

(B)	The balance as of December 31, 2024, is comprised mainly of debts and loans provided to non-related parties as part of mergers and acquisitions processes which did not materialize and were not completed, net of respective provision for impairment. Debts and loans of approximately NIS 52 million includes Better transaction (see Note 16(5)), SPAC transaction (see Note 1B(1)) and 3 additional transactions (uncompleted acquisition processes) which are in dispute. The Company examined the total debts and loans, including its collaterals, other guarantees and its legal stand and recorded a provision for an impairment in a total amount of NIS 27.6 million, see also other expenses in Note 19D.

During 2024, due to significant deterioration in the relationship, which was impacted by the war and the damages to the Southern facility, with one of its debtors, who is also a business partner, which included the termination of partnership a joint venture, the company classified the loan provided to the partnership to the joint venture to other receivables and recorded a specific provision for ECL of approximately NIS 14.4 million which was based on a comparative benchmarking analysis with the impairment rate of impaired debts used by non-bank credit institutions and included the examination of the total past-due amounts, including their collaterals, other guarantees and their legal stand.

Balance before provision for impairment	64,852
Provision for impairment	(23,995)
Balance after provision for impairment	40,857

C.	Other payables:

	December 31
	2024	2023
	NIS in thousands
Accrued expenses	8,682	6,386
Institutions	16,562	27,351
Payroll and related liabilities	5,665	6,113
Short-term Lease liability	4,789	4,640
Deferred consideration due to acquisitions	-	4,080
Contingent liability (Note 16)	3,670	6,123
Others	2,441	459
	41,809	55,152

Note 13 – Financial Instruments and Management of Financial Risks:

A.	Financial risk factors

The Company’s activity exposes it to various financial risks, such as market risks (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management plan focuses on activities to minimize possible negative effects on the Company’s financial performance.

1)	Market risks:

A.	Foreign currency risk

The carrying amounts of the Group’s financial assets and liabilities which are denominated in foreign currency are as follows:

	Assets		Liabilities
	As of December 31		As of December 31
	2024	2023	2024	2023
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands
Cash – EURO	-	24	-	-
Cash – USD	-	293	-	541
Investment in Fore – USD	2,147	1,922	-	-
Investment in Cavnox – USD	-	-	-	-
Other receivables – USD	1,425	1,111	-	-
Trade payables – USD	-	-	12,491	13,380
Trade payables - EURO	-	-	0	-
Trade payables – CAD	-	-	2,197	921

B.	Price risk

The Company has invested in marketable shares listed on a stock exchange, which are classified as financial assets in respect of which the Group is exposed to risk due to volatility in the security’s price, which is determined based on market prices on the stock exchange. The balance of these investments in the financial statements as of December 31, 2024 is NIS 333 thousand.

2)	Credit risk

Cash and cash equivalents:

Credit risk arises in respect of cash and cash equivalents. The Company engaged with banking corporations which have been given minimum independent ratings of AA.

Customer debt:

The terms of customer credit are up to end of month + 90 days. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company evaluates provisions for doubtful debts on a case by case basis. The Company has a factoring agreement in respect of customer debt with a leading bank in Israel and other financing institutions. In accordance with the agreement, as of December 2024 and 2023, the Company assigned, through absolute assignment by way of sale, customer debt in the amount of approximately NIS 7 million and 59 million, respectively with an estimate annual interest of 7.6%. and 7%, respectively.

Note 13 – Financial Instruments and Management of Financial Risks: (Cont.)

3)	Liquidity risk:

The Company evaluates the risk of cash shortage using monthly budgets.

The following table presents the repayment periods of the Group’s financial liabilities, in accordance with their contractual terms, by undiscounted amounts (including payments in respect of interest):

As of December 31, 2024

	Up to one year	One year or more	Total
	NIS in thousands

Credit from banking corporations **	69,435	111,334	180,769
Trade payables and other payables	114,559	-	114,560
Lease liability (1)	4,789	23,201	27,990
	188,783	134,535	323,319

As of December 31, 2023:

	Up to one year	One year or more	Total
	NIS in thousands

Credit from banking corporations **	88,194	82,202	170,396
Trade payables and other payables	128,952	-	128,952
Lease liability (1)	4,640	20,641	25,281
	221,786	102,843	324,629

**	The Company is in compliance with the required financial covenants. Therefore, the liabilities are presented under non-current liabilities.

(1)	The Company has lease agreements for the Company’s offices in Herzliya and for the pharmacies located throughout Israel.

The term of the lease agreements ends between 2025 – 2036, depending on the location.

D.	Change in interest curves and inflation expectations

As from 2021 inflation rates in Israel and the world have been rising – in 2021 the rate of change in the Consumer Price Index in Israel increased, an increase that continued also in 2024. Along with the worldwide rise in prices, central banks around the world decided to raise interest rates with the aim of curbing rising prices. The changes in interest rates had some effect on items in the financial statements as the Company has loans in the amount of NIS 170 million as of December 2023, and the rise in interest increased the Company’s finance expenses. In 2024 there were no significant changes in interest rates and therefore there was no further impact on the company. As of December 2024 the Company has loans in the amount of NIS 183 million.

The changes in the Consumer Price Index in Israel had minor effect on items in the financial statements.

Note 13 – Financial Instruments and Management of Financial Risks: (Cont.)

B.	Disclosure of fair value

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	83	-	2,147	2,230
Investment in XTL stocks	250	-	-	250
Total assets	333	-	2,147	2,480

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	53	-	1,922	1,975
Investment in XTL stocks	134	-	-	134
Total assets	187	-	1,922	2,109

Financial assets

The Company has investments in investees measured at fair value through profit or loss.

The fair value of the investments in these investees as of December 31, 2024 amounted to a total of NIS 2,480 thousand, in accordance with a valuation which was received from an external valuator (level 3) or quoted marked price (level 1). For additional information see Note 11 above.

In accordance with the valuation of the investment, the fair value of shares was estimated according to the Options Pricing Model (OPM) method. In this method the Company’s aggregate equity value is allocated to the underlying equity securities.

For details regarding the fair value of the investment in XTL shares, see Note 7 above.

Note 13 – Financial Instruments and Management of Financial Risks: (Cont.)

Changes in financial instruments whose fair value measurement was classified at level 3:

	Financial assets measured at fair value through profit or loss in
	2023	2024
	NIS in thousands

Opening balance	1,922	2,565
Profit (loss) which was recognized in the statement of income	225	(643)
Closing balance	2,147	1,922

C.	Sensitivity analysis to changes in market factors:

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

Impact of the USD
As of December 31
2024
NIS in thousands

Profit or loss	(167)

Note 14 – Lease liability:

Maturity analysis of the Group’s lease liabilities

December 31,
2024
NIS thousands
Less than one year	4,789
One to five years	15,943
More than five years	7,258

Total	27,990

Current maturities of lease liability	4,789

Long-term lease liability	23,201

Payments of lease liabilities	5,225

Amounts recognized in profit or loss

	2024	2023	2022
	NIS thousands	NIS thousands	NIS thousands
Interest expenses on lease liability	820	726	719
Variable lease payments not included in the measurement of the lease liability	1,152	1,330	988

	1,972	2,056	1,707

Note 15 – Taxes on Income:

A.	Tax rates applicable to the Company

The corporate tax rate has been 23% since 2018.

B.	Tax assessments

In accordance with the agreement with the tax authorities, the Company has tax assessments that are considered as final up to and including the tax year 2018.

C.	Carryforward tax losses and other temporary differences

The Company has business losses and capital losses for tax purposes which are carried forward to future years and which amount to, as of December 31, 2024, a total of approximately NIS 161,770 thousand.

D.	Deferred taxes

The Company recorded deferred tax in the amount of NIS 37,207 thousand in respect of the balance of carryforward loss in the amount of NIS 161,770 thousand.

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

Balance of deferred tax asset	24,681
(liability) as at January 1, 2024
Changes recognized in biological assets	(966)
Changes recognized in carryforward tax losses	14,228
Other changes	422

Balance of deferred tax asset
(liability) as at December 31, 2024	38,365

E.	Current taxes

The Company recorded a provision for current taxes in the amount of NIS 14,530 thousand.

F.	Taxes on income which are included in the statements of profit or loss.

For the year ended December 31

	2024	2023	2022
	NIS in thousands	NIS in thousands	NIS in thousands
Current tax expense	(846)	6,294	17,708
Deferred tax (income)	(13,684)	(4,046)	(17,615)

Tax expense (benefit)	(14,530)	2,248	93

Note 15 – Taxes on Income: (Cont.)

G.	A reconciliation between the theoretical tax on earnings before income and tax expenses for the year ended December 31

	2024	2023	2022
	NIS in thousands
Loss (Profit) before taxes on income	87,323	61,285	(43,842)
tax rate	23%	23%	23%

Total tax benefit (expense) at applicable tax rate	20,084	14,096	(10,084)
Nondeductible expenses	(916)	(482)	(2,999)
Nondeductible Share-based payment	(525)	(596)	(2,049)
Creation of deferred taxes for tax losses from previous years for which deferred taxes were not created in the past	-	-	12,837
Change in temporary differences for which deferred taxes are not recognized	(2,199)	529	(1,075)
Impairment losses on goodwill		(14,513)	-
Other permanent differences	(1,914)	(1,282)	3,277
Income tax benefit (expense)	14,530	(2,248)	(93)

Note 16 – Commitments, Charges and Contingent Liabilities

A.	Engagements

1.	Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern Facility”). As of the reporting date, the Northern Facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the Northern Facility to a total area of approximately 16 dunams. The Northern Facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. During the reporting period, Canndoc performed extension, upgrade and adjustment works on the Northern Facility, for the purpose of ensuring the Northern Facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries. The performance of the upgrade works was concluded in the fourth quarter of 2019; On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek.

On January 1, 2023, a separate legal entity was established, and from this date, the activity of the Northern Facility is executed under this entity.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

2.	On April 23, 2019, Canndoc signed a binding agreement with an Israeli corporation which holds agricultural areas in Kibbutz Nir Oz, in the Western Negev, for the construction of a production complex with maximum production potential of up to 88 tons of medical cannabis per year, which will operate in addition to the Northern Facility (hereinafter: the “Southern Site”). During 2021, the Company completed the investment in the construction of facilities for the purpose of growing and production of inventory.

On May 26, 2020, Canndoc announced the receipt of a license from the medical cannabis unit at the ministry of health (the “medical cannabis unit”), for the engagement in and holding of a dangerous drug, in accordance with sections 6 and 7 of the dangerous drugs ordinance (new version), 5733-1973, for the propagation and growing of cannabis plants, and the processing of inflorescence and plants under imc-gap quality conditions, in Canndoc’s growing facility in southern Israel, in a commercial scope of approximately 24,500 plants in parallel, as set forth in the growing license (hereinafter: the “growing license”). In accordance with the standard practice, the license is conditional on completing the construction of a post-harvest processing facility, and receipt of full IMC-GAP certification.

On December 24, 2020, Canndoc announced that it had received a permanent license from the medical cannabis unit. During the reporting year of the financial statements, Canndoc has begun commercial growing in the Southern Site. On January 1, 2023, a separate legal entity was established, and from this date, the activity of the Northern Facility is executed under this entity.

B.	Contingent liabilities

1.	On July 27, 2022 Cantek Group companies (the “Companies”) filed a request for a debt settlement with their creditors, and for a stay of proceedings order in accordance with the Insolvency and Economic Rehabilitation Law, all as a result of large debts accumulated by the group of companies.

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

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

On August 6, 2024, the court approved the sale of two real estate assets belonging to Cantek Group, including the property pledged to InterCure, for a total consideration of NIS 4 million (plus VAT). While the sale has been finalized and the purchaser has transferred the full consideration, the funds are currently held in escrow and have yet to be distributed among creditors.

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

2.	On January 31, 2023, the agreement with Cann Pharmaceutical Ltd. (hereinafter: Cann) to acquire 100% of Cann’s shares was automatically terminated after the fact that the closing conditions in accordance with the terms of the agreement were not met. During the negotiations and after the merger agreement was executed, the Company extended loans to Cann, and also provided funding and cultivation services to it, in light of the parties’ cooperation.

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

In the counterclaim Cann argues that it suffered damages due to the alleged sabotaging of the merger transaction between Better and InterCure carried out by all of the defendants. Cann requests the court to order the completion of the merger transaction. It also provides two alternate requests: 1. Compensate Cann in the amount of USD 35,000,000; 2. Order a compensation for damages caused on the amount of the activity value of an Australian subsidiary of Cann. In addition, Cann argues that it suffered several damages caused by the defendants.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

On February 7, 2024 the defendant’s statement of Defense to the counterclaim was submitted. In its detailed statement of defense, the Company addressed Cann’s claims, while demonstrating to the court why the counterclaim against the company is unfounded.

On April 4, 2024, Cann filed its reply to the Company’s statement of defense to the counterclaim. On November 18, 2024, the parties submitted a procedural agreement regarding the management of preliminary proceedings. The following day, on November 19, 2024, the court issued a decision approving the agreement and setting a deadline of July 1, 2025, for the parties to submit an update. A pre-trial hearing originally scheduled for December 10, 2024, was canceled by the court’s decision on November 19, 2024.

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances. See Note 12B.

3.	A lawsuit was filed on April 24, 2023, by the companies Cannolam Ltd. And Cannolam Retail Ltd. (together, the “Plaintiffs”) against Intercure itself and against four other defendants, Pharmazone Pharmacy Ltd., Canndoc Ltd., Doron Pharmacy Ltd., and Ahuza Pharmacy D.Y. Ltd, after disputes arose between the Company (and its related companies) and minority shareholders of its subsidiary Cannolam.

During a hearing held in court in this proceeding on June 15, 2023, the parties agreed to initiate an arbitration proceeding. The parties’ agreement to initiate an arbitration procedure was validated by the court.

The Company and its related companies submitted a claim for repayment of debts owed by Cannolam to the Company and its related companies in the amount of tens of millions. The minority shareholders filed a counterclaim for repayment of the debts owed by the Company to Cannolam and to themselves. The parties submitted their Statements of defense, and on July 20, 2023, a hearing was held before the arbitrator. Pursuant to the company’s press release filed on October 31, 2023, the arbitration has been concluded and the arbitrator decided in favor of the Company on most of the claims presented to him by the Company, while rejecting almost all of the claims presented by the minority shareholders. Additionally, the arbitrator determined that Cannolam owes Intercure significant amounts (tens of NIS millions), which Intercure has claimed as part of the Arbitration, in recognition of Intercure’s ongoing support of Cannolam. The minority shareholders did not transfer their part of the Cannolam debt owed to Intercure and as a result of such, in accordance with the Arbitration decision, their shares in Cannolam were transferred to InterCure.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

However, the minority shareholders claimed that regardless of the fact that they chose not to pay the debts determined by the arbitrator as part of the arbitration and, therefore, according to the agreement each party goes its own way, they are still deserving the sum of NIS 3 million.

As a result, as of September 15 ,2023, the Company hold 100% of the shares in Cannolam and recognized other expenses, net in amount of NIS 2,076 thousand in 2023.

On June 5, 2024, the court approved the arbitrator’s award, subject to reducing the amount to be paid to NIS 2.8 million.

4.	A Statement of claim was filed by Geffen Residence & Renewal (former: Cannomed Medical Cannabis Industries Ltd.) (“Geffen”) with the Tel-Aviv district court on March 6, 2023. According to Geffen, Intercure fundamentally breached the purchase agreement signed between the parties in 2021. It is alleged that Intercure has failed to pay Geffen the full consideration under the agreement. The position of Intercure is that the agreement was breached by Geffen after it gave Intercure false representations under the agreement and did not meet the closing condition that was stipulated in the contract regarding Petach-Tikva pharmacy which did not receive medical cannabis license and accordingly the acquisition was not materialized.

The Company’s Statement of Defense (“SoD”) was submitted on August 3, 2023, together with the Company’s counterclaim for over NIS 1,000,000. In the counterclaim, the Company argues that Geffen misrepresented the rights of the “Hello Medical” partnership which were acquired by the Company (inter alia, regarding the partnership’s financial status, purpose and the partners’ compensation model). As a result of the mistake and deception the Company received a different asset, a loss-making asset. Hence, the court was asked to correct the omissions were made in relation with the partnership’s rights acquisition, while fully compensating the Company for its damages arising from the acquisition. The Geffen’s Statement of Reply and their Statement of Defense for the counterclaim was submitted on January 22, 2024, and the Company’s Statement of Reply for the counterclaim was submitted in February 2024.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

The parties engaged in a mediation process, which did not result in a settlement.

A pre-trial hearing was held on October 29, 2024, during which the court scheduled a second pre-trial hearing for June 18, 2025.

On March 10, 2025, the parties submitted evidence for the main claim and counterclaim, and defense evidence is scheduled to be submitted by May 19, 2025.

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances

5.	5. On April 17, 2023, an application for approval of a class action in Israel was filed against 26 defendants, among them the leading cannabis groups in Israel, including Intercure Ltd. and three of its subsidiaries (“the Approval Request”). The main claim in the Approval Request is that the medical cannabis companies advertise their medical cannabis products unlawfully. The court was requested in the Approval Request to determine that the representative class will consist of “any consumer of licensed cannabis and any consumer of unlicensed cannabis starting from the year 2020.”

The claimed compensation in the Approval Request amounts to NIS 420 million. Additionally, the applicants argue that they are entitled to a monetary reward of NIS 42 million and that punitive damages amounting to NIS 84 million are also due.

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

On January 10, 2024 the applicants submitted their responses to the cannabis companies request to dismiss the Approval Request. The applicants also submitted to the court a motion seeking amendments to the approval request. On February 20, 2024, the cannabis companies responded to the motion to amend the Approval Request and claimed that the court should reject the motion. A pre-trial was scheduled for June 26, 2024.

On May 16, 2024, the court dismissed the applicants’ motion to amend the Approval Request and granted the respondents’ motion for summary dismissal, thereby rejecting the class action at this preliminary stage. The court also dismissed the applicants’ personal claims and ordered them to pay legal costs and attorneys’ fees of NIS 10,000 to each respondent, to be paid within 30 days from the date of the ruling.

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

On July 14, 2024, an appeal was filed with the Israeli Supreme Court under Civil Appeal No. 5709-24, (the “Appeal”), challenging the May 16, 2024 ruling of the District Court in Class Action – T.Z. 25114-04-23. In that ruling, the District Court denied the applicants’ motion to amend the Approval Request and granted the respondents’ motion for summary dismissal, effectively rejecting the class action at a preliminary stage. As part of the Appeal, the applicants argue that they were denied the right to cross-examine declarants and challenge the dismissal of their personal claims and the court’s order to pay legal costs. Additionally, the applicants requested a stay of execution of the District Court’s ruling regarding the payment of legal expenses. However, on July 29, 2024, the Supreme Court denied the request for a stay of execution.

On September 25, 2024, the applicants submitted a motion to introduce new evidence in the Appeal. The respondents opposed the motion, arguing that the new evidence was irrelevant to the Appeal and that its submission constituted an abuse of process. On March 2, 2025, the respondents submit their response.

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances. In light of the above, a provision in respect of the motion was not included in the Company’s financial statements.

Note 17 – Long-term loans

A.	Composition of long-term loans from banks:

NIS in thousands

Long-term credit from banks	113,979
Current maturities of long-term loans	19,279
133,258

B.	Information on material loans

	Original loan amount	Interest Rate	Loans Period (years)	December 31, 2024	December 31, 2023
	NIS thousands			NIS thousands
Long-term material loans from bank	132,000	Prime rate plus a spread of 1.5%-2.56%	1.5-5.5	123,508	113,471

Less current maturities				(15,594)	(44,762)
Total				107,914	68,709

Note 18 – Equity

A.	Composition of share capital:

	December 31		December 31
	2024	2023	2024	2023
	Registered		Issued and paid-up
Ordinary shares with no par value	100,000,000	100,000,000	47,162,713	45,572,489

B.	On May 15, 2022, the Company’s board of directors authorized management to offer a total of up to 596,937 options to an officer (the Company’s CFO) and 7 Canndoc employees, which constitute 1.3% of the Company’s shares in accordance with the Company’s 2015 Israeli Shares and Option Allotment Plan (the “2015 Options Plan”).

Note 18 – Equity (Cont.)

C.	On September 15, 2022, the Company held an annual Special General Meeting of Shareholders, that approved an extension of the exercise period for 1,030,325 options previously granted to the Company’s chairman of the board, for an additional 3 years until December 31, 2026.

D.	On November 14, 2022, the Company’s board of directors authorized management to offer a total of up to 287,131 options to Canndoc employees in accordance with the Company 2015 Options Plan.

E.	In August 2023, 1,631,708 options, which were granted in 2020 to four institutional investors, one additional investor, and the Company’s controlling shareholder, expired.

F.	During 2024, the Company engaged in several acquisitions. As a result of the acquisitions the Company has committed to issue ordinary shares, as part of the acquisitions considerations, equal to NIS 8 million.

During 2024, the Company allocated 1,590,023 ordinary shares of Intercure.

G.	In December 2024, the Company allocated 75,000 and 68,557 options to the Company’s chairman of the board and to an advisor at Intercure.

H.	On December 31, 2024, the Company’s board of directors approved the repricing of options for employees in the Company, in the amount of 897,896 options, as well as extending their exercise period for an additional year. The incremental amount is approximately NIS 1.4 million. Out of which, NIS 0.7 million were recorded in 2024.

I.	On December 31, 2024, the Company’s board of directors approved the allocation of company shares, in a private allocation of shares and options, to nine investors and one investor, the controlling shareholder of the Company or a company under its control, who will invest a total of approximately NIS 34 million in the Company. the allocation was approved at the general meeting on February 3, 2025.

In February 2025, an additional investor invested NIS 1.5 million.

As of December 2024, the amount is presented under current liabilities.

J.	Rights associated with shares:

Each share gives its owner the right to participate and to vote in the general meetings (each share has one voting right), and the right to receive dividends and/or bonus shares.

In February 2025, additional investor invest NIS 1.5 million. The total invest is approximately NIS 35.5 million.

As of December 2024, the amount is presented under current liabilities.

K.	Rights associated with shares:

Each share gives its owner the right to participate and to vote in the general meetings (each share has one voting right), and the right to receive dividends and/or bonus shares.

Note 18 – Equity (Cont.)

L.	Share-based payment transactions:

Expense recognized in the financial statements

The expense which was recognized in the financial statements for received services is presented in the following table:

	For the year ended December 31
	2024	2023	2022
	NIS in thousands
Total expenses recognized from share-based payment transactions	2,281	2,592	8,907

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

On July 7, 2022, the Company’s board of directors resolved to adopt a new plan for the allocation of shares and options to employees, directors, and consultants, the Company’s 2022 Israeli Option Plan (the “2022 Options Plan”).

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

Note 18 – Equity (Cont.)

Changes in share options during the year

Presented below is a table listing the number of share options, the weighted average of their exercise prices, and the changes which were made to the employee options plans during the current year:

	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS		NIS

Share options at beginning of year	3,019,831	11.59	3,402,113	11.44	2,257,753	17.06
Share options which were granted during the year	143,557	8.96	-	-	1,344,068	20.25
Share options which were forfeited during the year	54,040	17.71	278,491	15.24	128,438	6.90
Share options which expired during the year	325,836	72.88	103,791	6.87	71,270	4.84
Share options which were exercised during the year	-	-	-	-	-	-

Share options at end of year	2,783,512	11.28	3,019,831	11.59	3,402,113	11.44

Exercisable share options at year end	2,413,662	9.97	2,386,907	9.14	1,923,260	6.86

Note 19 – Expenses:

A.	Cost of revenue

	For the year ended December 31
	2024	2023	2022
	NIS in thousands

Payroll and associated expenses	2,105	8,401	6,567
Farm operating expenses	7,399	12,132	13,673
Purchases	211,112	240,765	282,029
Depreciation	4,543	5,295	4,780
Changes in inventory*	(21,907)	(19,379)	(77,322)
	203,252	247,214	229,727

*	In 2024, the Company recorded inventory impairment in the total amount of NIS 16 million.

In 2023, there was no inventory impairment.

Note 19 – Expenses: (Cont.)

B.	General and administrative expenses:

	For the year ended December 31
	2024	2023	2022
	NIS in thousands

Payroll and associated expenses	8,053	10,329	10,960
Consulting and professional expenses	9,599	8,555	7,759
Directors’ fees	289	431	821
Insurance	1,640	1,749	2,147
Rent and maintenance	5,796	5,958	5,997
Provision for doubtful debts	16,878	4,363	(20)
Fees	627	680	302
Depreciation	8,666	7,871	4,224
Other	2,121	2,674	3,892
	53,669	42,610	36,082

C.	Sales and Marketing:

	For the year ended December 31
	2024	2023	2022
	NIS in thousands

Payroll and associated expenses	32,515	31,332	36,225
Commission distribution	15,453	14,834	5,597
Other	6,257	7,103	14,711
	54,225	53,269	56,533

Note 19 – Expenses: (Cont.)

D.	Other expenses (income):

	For the year ended December 31
A. Other income	2024	2023	2022
	NIS in thousands

Remeasurement of contingent consideration	-	897	10,572
Government reimbursements (Note 1(2) and Note 12B(A))	32,897	30,080	-
Remeasurement of provision for impairment of other receivables	2,403	1,277	-
Other	1,942	1,632	300
	37,242	33,886	10,872

B. Other expenses	For the year ended December 31
	2024	2023	2022
	NIS in thousands
Remeasurement of contingent consideration	-	1,964	-
Impairment losses on goodwill	-	63,101	-
Impairment losses on Property, plant and equipment	-	4,589	-
Changes in loan measured at fair value through profit or loss	12,558	2,330	-
Remeasurement of provision for impairment of other receivables	-	-	-
Provision for impairment (See Note 12B)	-	-	11,729
Other	11,879	9,040	1,271
	24,437	81,024	13,000

Note 20 – Finance income:

	For the year ended December 31
	2024	2023	2022
	NIS in thousands

Income from deposits	2,700	5,301	844
Interest in respect of loan from related party	-	74	-
Exchange differences	47	508	7,326
Total finance income	2,747	5,883	8,170

Note 21 – Finance expenses:

	For the year ended December 31
	2024	2023	2022
	NIS in thousands

Expenses in respect of fees and interest	19,825	23,493	14,059
Exchange differences	70	554	-
Interest expense in respect of lease liability	820	726	630
Other	2,147	828	266
Total finance expenses	22,862	25,601	14,955

Note 22 – Earnings (Loss) Per Share:

Details regarding the number of shares in the calculation of profit or (loss) per share

	For the year ended December 31
	2024		2023		2022
		Profit (loss)		Profit (loss)		Profit (loss)
	Weighted number of shares	NIS in thousands	Weighted number of shares	NIS in thousands	Weighted number of shares	NIS in thousands

Number of shares and profit (loss) for calculating basic profit (loss) per share	45,869,177	(67,795)	45,572,689	(61,959)	45,352,601	44,819

Options which could potentially be dilutive in the future, antidilutive in 2024, 2023 and 2022	-	-	-	-	54,271	-

Note 23 - Balances and Transactions with Related Parties:

A.	Balances with related parties (consolidated)

Composition:

	December 31
	2024	2023
	NIS in thousands
Other receivables (Note 12B)	614	3,429

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

B.	Transactions with related parties

1. Benefits in respect of the employment of key management personnel (including directors) (*) who are employed in the Company:

	For the year ended December 31
	2024		2023		2022
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Short-term employee benefits	4	1,807	4	2,628	4	2,198
Management fees	1	759	1	781	1	675
Share-based payment	4	1,537	4	1,346	4	6,362
	4	4,103	4	4,755	4	9,235

(*) The key management personnel include the Chairman of the Board, the Company’s CEO, CFO and the COO

Note 23 - Balances and Transactions with Related Parties: (Cont.)

2. Benefits in respect of key management personnel (including directors) who are not employees of the Company:

	For the year ended December 31
	2024		2023		2022
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Management fees	4	556	4	518	4	739
Share-based payment	4	43	3	0	3	14
	4	599	4	518	4	753

(*) The key management personnel who are not employees of the Company include one director, two outside directors, and one independent director.

3. Rental Income - sublease agreement with companies related to the related party

The subsidiary Canndoc leases an office floor, and subleases part of the floor to three companies related to the controlling shareholder.

Revenue of NIS 169 thousand and NIS 205 and thousand was recorded in the financial statements in 2024 and 2023, respectively.

Note 24 - Operating Segments:

Operating segments are reported according to the same basis of internal reports that are regularly reviewed by the Company’s Chief Operating Decision Maker, who is responsible for allocating resource to the Company’s operating segments and assessing their performance.

The Company has 2 operating segments: (A) Investments in portfolio companies in the biomed sector, and (B) Investments in the medical cannabis sector.

A.	Investments in portfolio companies in the biomed sector: the Company has investments in XTL, Cavnox and Fore. These investments are measured at fair value through profit or loss. See Note 11.

Presented below are financial data regarding the segment:

	2024	2023
	NIS in thousands
Loss from investment in XTL	116	22
Loss from investment in Cavnox	-	965
Gain from investment in Fore	225	(322)
	341	665

	2024	2023
	NIS in thousands
Fair value of the investment in XTL	250	134
Fair value of the investment in Cavnox	-	-
Fair value of the investment in Fore	2,147	1,922
	2,397	2,056

B.	Investments in the medical cannabis sector: Canndoc, Cannolam, Pharmazone and other investments as described in Note 8. The Company’s Chief Operating Decision Maker (the CEO) reviews the financial results as a single business unit.

Note 24 - Operating Segments: (Cont.)

Operating segment data:

Reconciliation of operating segment data include addition of assets and liabilities which were not attributed to segments.

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2024
External revenue	238,845			238,845
Segment profit (loss)	(39,697)	341		(39,356)

General and administrative expenses not attributable to segments				(40,659)
Other expenses, net				12,807
Operating Loss				(67,208)

Segment assets	732,084	2,397	28,093	762,574
Segment liabilities	418,966		(54,063)	364,903

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2023
External revenue	355,553	-	-	355,553
Segment profit (loss)	44,460	(665)	-	43,795

General and administrative expenses not attributable to segments				(38,224)
Other expenses, net				(47,138)
Operating Profit				(41,567)

Segment assets	755,209	2,056	29,349	786,614
Segment liabilities	392,381	-	(62,829)	329,552

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2022
External revenue	388,684	-	-	388,684
Segment profit (loss)	68,552	(174)	-	68,378

General and administrative expenses not attributable to segments				(15,623)
Other expenses, net				(2,128)
Operating Profit				50,627

Segment assets	886,184	2,770	69,053	958,007
Segment liabilities	526,285	-	(89,755)	436,530

Note 24 - Operating Segments: (Cont.)

Major customers

Revenues from one customer of the cannabis segment represents approximately NIS 12 million of the Company’s total revenues (In 2023 - approximately NIS 42 million; In 2022 - approximately NIS 41).

Note 25 - Subsequent Events

1.	In March 2025, the Company received NIS 20 million compensation from the tax authorities due to Iron Swords. See Note 1B(2).

2.	On April 18, 2024 the Company engaged in an agreement to purchase 50% of “New day Distribution” trading house, and the completion date was during 2025 subsequent to which the Company holds 100% from the Company holds 100% from “New day Distribution” trading house. See Note 8C.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Articles of Association of InterCure Ltd. (previously filed as Exhibit 1.1 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference).

2.1	Specimen of Share Certificate for InterCure Ltd.’s Ordinary Shares (previously filed as Exhibit 2.1 to Amendment No. 2 to the Company’s Form 20-F, filed on August 16, 2021 and herein incorporated by reference).

2.2*	Description of Securities Registered under Section 12.

4.1	Partnership Agreement, dated May 25, 2015, by and among Canndoc Ltd., Beit HaEmek Agriculture, Agricultural Cooperative Society LTD and Beit HaEmek Kibbutz Agricultural Cooperative Society LTD (previously filed as Exhibit 4.2 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference).

4.2	Partnership Agreement, dated April 8, 2019, between Canndoc Ltd., Kibbutz Nir Oz, Agricultural Cooperative Society and Canndoc Nir Oz Agricultural Cooperative Society (previously filed as Exhibit 4.3 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference).

4.3	InterCure Ltd.’s 2015 Israeli Shares and Option Allotment Plan (previously filed as Exhibit 4.4 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference).

4.4*	InterCure Ltd’s 2022 Israeli Option Plan.

4.5*	Form of Share Purchase Agreement dated March 2, 2025, by and between InterCure Ltd. and the investors named therein.

4.6*	Form of Ordinary Share Purchase Warrant dated March 2, 2025.

4.7*	InterCure Ltd.’s Compensation Policy for Office Holders.

4.8*	Form of Indemnification Agreement (unofficial English translation of Hebrew original).

8.1*	List of Subsidiaries.

11.1(b)*	Insider Trading Policy.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.

97.1	Clawback Policy (previously filed as Exhibit 97.1 to the Company’s Form 20-F, filed on May 1, 2024 and herein incorporated by reference).

101*	The following financial information from InterCure Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith.

% Furnished herewith.

65

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report filed on its behalf.

INTERCURE LTD.

Date:	April 30, 2025	By:	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer

66