Form 20-F
period 2025-12-31
Intercure Ltd.
filed 2026-04-30
CIK 1857030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission File No.: 001-40614

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 54,681,335.

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

Our functional currency and reporting currency is the New Israeli Shekel, and all references to “NIS” are to New Israeli Shekels. Unless otherwise noted, all monetary amounts are in NIS. References to “U.S. dollars” or “$” are to currency of the United States of America and references the Euros or “€” are to currency of the European Union. References to “ordinary shares” are to our ordinary shares, no par value.

PRESENTATION OF FINANCIAL INFORMATION

We have included in this Annual Report on Form 20-F our audited consolidated financial statements as of December 31, 2025 and 2024, and for each of the years in the three-year period ended December 31, 2025. Our consolidated financial statements appearing in this Annual Report are prepared in NIS and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are audited in accordance with the standards of the PCAOB.

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

i

“Adjusted EBITDA” means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income). Other income, net includes war-related damage compensation from the tax authorities, changes to allowance for credit risk, impairment of inventory and excludes non-cannabis sector expenses.; and

“EBITDA” means net income (loss) before interest, taxes, depreciation and amortization.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. All information other than statements of current and historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecasts”, “intends”, “may”, “might”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “scheduled”, “should”, “target”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report should not be unduly relied upon. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	our partners’ ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	the development and regulation of cannabis and, more specifically, the medical-use cannabis industry;

●	the outcomes of preclinical studies, clinical trials and other research regarding the safety and efficacy of cannabis and the ability of such trials to increase acceptance of cannabis in the medical community;

●	the commercialization and pricing of our products;

●	our competitors’ development, marketing and sale of products that compete with our products;

●	our expectations regarding future growth, including our ability to complete the expansion of our facilities in northern Israel, southern Israel, the European Union, the United States and Canada, as well as the overall expansion of our pharmacy chain in 2026 and onwards;

●	our estimates regarding the growth of the Israeli medical cannabis market (including the number of patients);

ii

●	our ability to enter into arrangements with distributors, including any required regulatory approvals;

●	our ability to maintain an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile;

●	our ability to execute our growth strategies;

●	our competitive position within the industry;

●	expectations for regulatory and competitive factors related to the cannabis industry generally, including the permanent export permit from the Israeli Medical Cannabis Agency (the “IMCA”) and Israeli authorities, as well as the ability to obtain import permits into Israel for future cannabis shipments;

●	our ability to comply with continued listing requirements and standards of Nasdaq;

●	the effects of geopolitical events, including instability or the escalation of armed conflicts in the Middle East, including between Israel and Hamas in the Gaza Strip and with other terror organizations and other regional countries hostile to Israel in the region;

●	our expectations regarding our ability to complete the recovery from war damage and rehabilitation of our facility in southern Israel;

●	our expectations regarding our revenue, expenses and operations;
●	expectations regarding future director and executive compensation levels and plans;

●	the time and attention each executive officer and director will devote to our business;

●	expected industry trends;

●	general economic trends;

●	fluctuations in foreign exchange rates; and

●	fluctuations in interest rates.

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

iii

iv

v

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, but are not limited to:

●	The medical-use cannabis industry in Israel and other countries is highly regulated.
●	We are dependent upon regulatory approvals and licenses for our ability to produce and distribute our pharmaceutical-grade cannabis products.
●	Research on the effects of cannabis has been limited.
●	We compete for market share with companies that may have longer operating histories, more financial resources, and greater manufacturing and marketing experience than us.
●	Potential anti-dumping and tariff duties on imports from Canada could increase costs and affect our business.
●	Legal and illegal use of cannabis for non-medical purposes may have a significant negative effect on the medical-use cannabis industry and our pharmaceutical-grade cannabis business.
●	Our business is subject to, or may become subject to, a variety of U.S. and foreign laws relating to the production and distribution of cannabis, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.
●	We are subject to risks inherent in an agricultural business, which include the risk of crop failure.
●	We have a limited operating history upon which investors can evaluate our future prospects.
●	We may be adversely impacted by the failure of any of our joint ventures.
●	We may be unable to comply with all safety, health and environmental regulations applicable to our operations and the medical-use cannabis industry.
●	Our pharmaceutical-grade cannabis-based products may be subject to recalls and we may be subject to product liability claims.

●	We may experience breaches of security at our facilities or losses as a result of, but not limited to, theft.
●	If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or we are found by regulators to be non-compliant with statutory requirements for protection and storage of personal data, we could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences.
●	Third-party manufacturers and distributors may not successfully carry out their contractual duties or meet regulatory requirements.
●	We may not be able to secure adequate or reliable sources of funding required to operate our business or increase our production to meet patient demand for our products.
●	We could fail to regain compliance and maintain the listing of our securities on Nasdaq, which could seriously harm the liquidity of our shares and our ability to raise capital.
●	We incur increased costs as a result of operating as a public company in the U.S.
●	We follow the reduced disclosure requirements applicable to emerging growth companies.
●	We are a “foreign private issuer” and follow certain home country corporate governance practices.
●	We may not be able to successfully execute strategic alliances or transactions.
●	International expansion of our business exposes us to business, regulatory, political, operational, financial, economic and other potential risks associated with doing business outside of Israel.
●	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.
●	A breakdown in our information technology systems could result in a significant disruption to our business.
●	Future sales or distributions of our securities could cause the market price for our ordinary shares to fall.
●	We may be subject to risks related to the protection and enforcement of intellectual property rights, and may become subject to allegations that we or our joint venture partners are in violation of intellectual property rights of third parties.
●	A competitor may discover or misappropriate our trade secrets and other intellectual property.
●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products.
●	We may not realize the full benefit of preclinical studies or clinical trials using our GMP-certified products for various indications.
●	We may not own intellectual property developed under joint venture arrangements.
●	Conditions in the Middle East and in Israel, including implications of political, economic and military instability arising from the multi-front war Israel has faced, may harm our operations and results and may limit our ability to raise additional funds.
●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
●	Provisions of Israeli law may delay, prevent or otherwise impede a merger with us, or an acquisition of us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.
●	We may not be able to enforce covenants not to compete under applicable laws, and therefore we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.
●	Investors may have difficulties enforcing a U.S. judgment against us or our executive officers and directors, or asserting U.S. securities laws claims in Israel.
●	Our results of operations may be harmed by currency fluctuations and inflation.
●	Political, military conditions or other risks in Israel could materially and adversely affect our business. Our operations may be affected by negative labor conditions in Israel.
●	Under our amended and restated articles of association, if any person acquires, holds, or has control of or direction over more than 4.99% of our outstanding ordinary shares at any time without receiving prior approval from the IMCA, the ordinary shares held by that person in excess of such limit will automatically become dormant shares.
●	We have not paid dividends on our ordinary shares and, therefore, our investors may not rely on us as a source for any future dividend income.
●	Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, for U.S. federal income tax purposes.
●	The development of and international responses to Russian’s military action against Ukraine commenced in February 2022 may negatively affect our sales and earnings or otherwise have an adverse effect on our operations.

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

In January 2019 the Israeli government has approved the export of pharmaceutical-grade cannabis and cannabis products. We are required, where applicable, to obtain and maintain certain permits, licenses or other approvals from regulatory agencies in Israel in order to export our products out of Israel. In addition, the import of our pharmaceutical-grade cannabis products into other jurisdictions, such as Germany, the United Kingdom (“UK”) and other European Union member states, is subject to the regulatory requirements of each respective jurisdiction. Regulations in the jurisdictions in which we operate, or intend to operate, such as in Germany, may not be beneficial to our business as we expect. In addition, the export and import of pharmaceutical-grade cannabis is subject to United Nations treaties establishing country-by-country quotas and our export and import permits are subject to these quotas, which could limit the amount of pharmaceutical-grade cannabis we can export to any particular country.

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

Furthermore, our strategic partnerships with leading brands (Tilray Inc. (Nasdaq: TLRY) (“Tilray”), Organigram, Inc. (Nasdaq: OGI) (TSX: OGI) (“Organigram”), The Flowery (which is related to our acquisition of Botanico Ltd., also known as ISHI (“ISHI”), an Israeli cannabis technology and brand company), Aphria, Fotmer Corporation S.A. (“Fotmer”) and Binske) depend on our ability to obtain the required import/export permits of cannabis and cannabis-based products into Israel and/or other countries. Any regulatory decision to postpone such permits may negatively impact our ability to operate our partnerships effectively and profitably.

Furthermore, our pharmacy operations (via Cannolam Ltd. (“Cannolam”) and via Leon Pharm Ltd.) are operating in accordance with the IMCA regulations as of the date of this Annual Report, which limit a patient’s ability to fill their prescriptions to only those authorized pharmacies. Any changes to this regulation that will revoke and change the place of issuance and sales of the medical cannabis products can impact our pharmacy operations and expansion plans for the future.

Our operations at the production facilities in northern and southern Israel involve a partnership with two kibbutz entities that have provided their lease to the land as part of the partnership. These leases to the land are subject to certain regulatory approvals.

In both our production facilities in northern and southern Israel (the “Northern Facility” and “Southern Facility”, respectively) our partners are Kibbutz entities that were granted a lease for their land by the Israel Land Authority (formerly the Israel Land Administration) (the “Land Administration”). The leases authorize use of the land for agricultural purposes. In order to verify that the Kibbutz does not use the land for other purposes, every such partnership must to be approved in advance and, pursuant to the Agricultural Settlement (Restrictions on Use of Agricultural Land and Water) Law, 5727-1967, must obtain an excessive use permit. With respect to the Southern Facility, located in Kibbutz Nir Oz, which sustained severe damage in the October 7, 2023 attack, the existing partnership and lease arrangements with the Kibbutz remain in effect, and the rehabilitation of the site is being conducted in coordination with the Kibbutz and the relevant Israeli authorities, including the Land Authority and the Tkuma administration.

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

Since October 7, 2023, Israel has been subject to several attacks, heightened hostilities and periodic escalations, including in the Gaza Strip and along Israel’s northern border. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets including our Southern Facility, located in Nir Oz that suffered devastating damage. Following these events, the area in and around the Southern Facility was designated by the Israeli authorities as a closed military area and has been used by the Israeli Defense Forces (the “IDF”), including, among others, the IDF Medical Corps. As of the date of this Annual Report, the Company remains in the process of restoring the Southern Facility, as part of its war recovery plan. The Company is continuing to engage with the Israeli authorities to obtain full compensation for the damages arising from the hostilities while concurrently pursuing the rehabilitation of the site, a process that remains ongoing and essential for its recovery. However, there is no certainty that we will be able to restore our Southern Facility and to obtain any compensation from the Israeli authorities. For additional information, see “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations”.

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

Additionally, the implementation of tariffs on imports from the vast majority of the U.S.’s trading partners, including Israel, by the Trump Administration, as well as President’ Donald’s Trump executive order signed in December 2025, which directs the Attorney General to expedite the rescheduling of marijuana from Schedule I to Schedule III under the Controlled Substances Act, may have certain impacts on our business.

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

Potential anti-dumping and tariff duties on imports from Canada could increase costs and affect our business

There is an ongoing regulatory uncertainty regarding a proposed imposition of anti-dumping duties specifically on medical cannabis products imported from Canada to Israel. On January 18, 2024, we were notified that the Trade Levies Commissioner (the “Commissioner”) of the Israeli Ministry of Economy and Industry had initiated a public investigation into alleged dumping of medical cannabis imports from Canada to Israel. On November 10, 2024, the Commissioner announced a final determination proposing the imposition of a 175% anti-dumping duty on imports of Canadian licensed producers. Following the Commissioner’s determination, in April 2025, the Israeli Minister of Economy and Industry accepted the recommendation to impose the proposed duty. However, on April 24, 2025, the Israeli Minister of Finance submitted a formal objection to the Minister of Economy and Industry regarding the imposition of the duty. On April 29, 2025, the Israeli Minister of Economy and Industry submitted a formal response opposing the Minister of Finance’s position, reaffirming his decision to proceed with the anti-dumping duty process. In July 2025, following a request by the Israeli Ministry of Economy and Industry to review and potentially annul the Minister of Finance’s decision not to approve the anti-dumping duty, the Israeli Attorney General issued a formal legal opinion concluding that the Minister of Finance’s decision from April 2025 was adopted within the scope of his statutory authority under the Trade Levies Law and did not present a material legal defect warranting its cancellation.

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

Although we had positive cash flow from operating activities for the year ended December 31, 2025 and 2022 we had negative cash flow for the years ended December 31, 2024 and December 31, 2023.

. The main reason for the negative cash flow for the years ended December 31, 2024 and 2023 was the impact of the October 7, 2023 attacks and the war in Gaza that began thereafter on our Southern Facility. There is no assurance that any of our operations will generate earnings, operate profitably or provide a return on investment in the future or that we will not have negative cash flows from operations in 2026 or future years..

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

We are exposed to the risk that our employees, independent contractors, consultants, and business partners may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on our behalf or in our service that violate: (i) government regulations, including, in Israel, the IMCA regulations; (ii) manufacturing standards; (iii) healthcare laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; (v) U.S. federal laws banning the possession, sale or importation of cannabis into the U.S. and prohibiting the financing of activities outside the U.S. that are unlawful under Israeli or other foreign laws or (vi) the terms of our agreements with insurers. In particular, we could be exposed to class action and other litigation, increased regulatory inspections and related sanctions, the loss of current compliance certifications for our products, including, in Israel, IMC-GAP, IMC-GMP, IMC-GDP or IMC-GSP certifications, or the inability to obtain future certifications, lost sales and revenue or reputational damage as a result of prohibited activities that are being undertaken in the production or manufacturing processes of our products without our knowledge or permission and contrary to our internal policies, procedures and operating requirements.

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

Since October 7, 2023, Israel has been subject to several attacks, heightened hostilities and periodic escalations, including in the Gaza Strip and along Israel’s northern border. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets including our Southern Facility, located in Nir Oz that suffered devastating damage. Following these events, the area in and around the Southern Facility was designated by the Israeli authorities as a closed military area and has been used by the IDF, including, among others, the IDF Medical Corps. As of the date of this Annual Report, the Company remains in the process of restoring the Southern Facility, as part of its war recovery plan. The Company is continuing to engage with the Israeli authorities to obtain full compensation for the damages arising from the hostilities while concurrently pursuing the rehabilitation of the site, a process that remains ongoing and essential for its recovery. However, there is no certainty that we will be able to restore our Southern Facility and to obtain any compensation from the Israeli authorities. For additional information, see “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations”.

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

We engage with third parties that provide us services as part of the production process, some of whom are our competitors, and as a result of our commercial relationship with them, we may disclose information that may be contrary to Israeli competition laws.

We rely on third parties to provide us with certain necessary services for the production of our branded products. Some of those parties are also our competitors with respect to several aspects of our business. We are sensitive to this issue and have internal policies and procedures that are designed to prevent the sharing of competitive information and our agreements with our competitors make this clear. However, despite our best efforts to safeguard this information, should we inadvertently disclose competitive information, we may be found to be in violation of the Israeli Economic Competition Law, 5748-1988 (formerly the Restrictive Trade Practices Law), and could be subject to sanctions and civil or criminal penalties, which will have a negative financial impact on us and harm our reputation.

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

Our revenue had grown in recent years prior to October 7, 2023 and the outbreak of the war in Gaza. Our ability to resume and sustain this growth will depend on a number of factors, many of which are beyond our control, including, but not limited to, the availability of sufficient capital on suitable terms, changes in laws and regulations respecting the production and distribution of our pharmaceutical-grade cannabis-based products, competition, the size of alternative markets, including the black market and the legal adult-use markets, and our ability to produce sufficient volumes of our pharmaceutical-grade cannabis-based products to meet patient demand. In addition, we are subject to a variety of business risks generally associated with developing companies. Future development and expansion could place significant strain on our management personnel and will likely require us to recruit additional management personnel, and there is no assurance that we will be able to do so.

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

The continued development of our business will require additional financing, and there is no assurance that we will obtain the financing necessary to be able to achieve our business objectives. Our ability to obtain additional financing will depend on investor demand, our performance and reputation, market conditions and other factors. Our inability to raise such capital could result in the delay or indefinite postponement of our current business objectives or in our inability to continue to carry on our business. Although in 2025 we completed a financing of approximately NIS 66 million (approximately $18.2 million) through equity and debt, there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

In addition, from time to time, we may enter into transactions to acquire assets or the capital stock or other interests of other entities. Our continued growth has been, and may continue to be, financed with debt, which may increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions that, if breached, may entitle lenders or their agents to accelerate repayment of loans, and there is no assurance that we will be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to any such debt financing.

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

We are a “foreign private issuer” and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Israeli Companies Law, 5759-1999, as amended, (the “Companies Law”) as an Israeli public company listed overseas we are required to disclose the compensation of our five most highly compensated office holders on an individual basis (rather than on an aggregate basis), this disclosure is not as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our principal shareholders are exempt from the requirements to report transactions and our officers, directors, and principal shareholders are exempt from the short-swing profit recovery rules required under Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to investors in comparison to those applicable to a U.S. domestic reporting company.

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

We currently have, and may expand the scope of, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete further such strategic alliances is dependent upon, and may be limited by, among other things, the availability of suitable candidates, capital and our ability to maintain good relationships with such strategic alliances. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. We may also encounter disputes or litigation with our existing or future strategic alliances (see “Item 8.A – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings”). Future strategic alliances could result in the incurrence of debt, costs and contingent liabilities, and there can be no assurance that these future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all.

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

There are a number of laws protecting the confidentiality of certain patient health information and other personal information, including patient records, and restricting the use and disclosure of that protected information. In particular, the Israeli Protection of Privacy Law, 5741-1981, and the regulations promulgated thereunder (collectively, the “Israeli Privacy Law”), as recently amended by Amendment No. 13 to the Protection of Privacy Law, which entered into effect on August 14, 2025, and significantly expanded the enforcement powers of the Israeli Privacy Protection Authority, broadened the definition of “personal data” and enhanced the obligations of data controllers and processors and, once applicable, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), or the European Union’s General Data Protection Regulation, and similar laws in other jurisdictions, protect medical records and other personal health information by limiting their use and disclosure to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our Israeli patients and are responsible for protecting that information from privacy breaches. As of the date of this Annual Report, we have three (3) registered databases pursuant to the Israeli Privacy Law, one for Canndoc’s, one for Cannolam patients, and one for Kineret pharmacy which is a subsidiary of Cannolam. A privacy breach may occur through a procedural or process failure, an IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion, negligence or through a deliberate cyber-attack. If we are found to be in violation of the privacy or security rules under the Israeli Privacy Law or other laws protecting the confidentiality of patient health information, including as a result of data theft and privacy breaches, we could be subject to substantially increased administrative fines, sanctions and civil or criminal penalties under Amendment No. 13, which could have a negative financial impact and harm our reputation.

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

Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards under our 2022 Israeli Option Plan. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

We may be subject to legal proceedings from time to time.

Legal proceedings have arose and may arise from time to time in the course of our business. All industries are subject to legal claims, with and without merit. Such legal claims have been and may be brought against us or one or more of our subsidiaries in the future from time to time. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. For example, we are currently a party to lawsuits in Israel. Summaries of all our ongoing material lawsuits are provided below in “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.” In addition, our audited consolidated financial statements as of December 31, 2025 include the relevant disclosures, as applicable.

Due to the inherent uncertainty of the litigation process, such processes could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject, including any compensation we may expect with respect to legal proceeding which we may not receive, could have a material adverse effect on our financial position and results of operations.

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

In particular, our Southern Facility, one of Israel’s largest and most advanced medical cannabis cultivation sites, located adjacent to Nir Oz, sustained severe damage during the terrorist attack of October 7, 2023.

Approximately 500 Hamas terrorists infiltrated Nir Oz and its surroundings, executing a sustained campaign of murder, destruction, and looting over a period of several hours, without immediate intervention by Israeli military forces. Members of the kibbutz’s emergency response team fought bravely against overwhelming odds until exhausting their ammunition, and many were murdered or taken hostage. The attack resulted in the killing of 47 kibbutz residents and 76 hostages — more than a quarter of the kibbutz’s population — including several partners and employees who were integral to the construction and operation of our Southern Facility. Among them were Aviv Atsili, a metalwork expert and key contributor to the facility’s construction, who fought as a member of the emergency response team and whose body remains were held in Gaza, and our employees Ilana Grichevsky and Matan Tsangawker, who were taken hostage. The attack specifically targeted critical infrastructures, including the kibbutz’s dining hall, agricultural enterprises, industrial facilities, and our Southern Facility. The Southern Facility was subjected to extensive destruction, resulting in the near-total devastation of its cultivation areas, greenhouses, irrigation systems, electrical infrastructure, security systems and water supply. The facility was rendered completely inoperative and uninhabitable. Following the arrival of the IDF and before full clearance of terrorist threats, a rescue operation was conducted to extract survivors, including two of our employees who hid in a secure room for many hours. Subsequently, under special authorization from IMCA, a highly complex and dangerous mission was conducted to salvage what remained of our proprietary genetic bank, a unique and irreplaceable asset developed over years of research and cultivation, under hostile conditions and continuing security threats, with the support of elite IDF units. As a result of the events of October 7, 2023, on October 8, 2023, the Security Cabinet of the State of Israel declared war on Hamas and a military campaign ensued, then Hamas and other armed groups have continued to conduct attacks, including rocket, missile and drone attacks and other hostile activity, from multiple fronts. As a result, the Israeli government declared that the country was at a state of war and the Israeli military began to call-up reservists for active duty. In the period that followed, the Southern Facility was requisitioned by the IDF and temporarily converted into a military base supporting operations in southern Gaza. In March 2024, following the IDF’s withdrawal from the area, we commenced an extensive and challenging process of restoration and restructuring.

Since the beginning of the war, during October 2023, we have been impacted by absence of personnel in Israel. However, as of the date of this Annual Report, except for the personnel employed at our Southern Facility in Nir Oz, all of our personnel and the personnel at our service providers or counterparties located in Israel have returned to full capacity, and we are not currently impacted by any absences of personnel for active reserve duty service or other wise. Military service call-ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since October 7, 2023, the Southern Facility in Nir Oz was initially designated by the Israeli authorities as a closed military area. As of the date of this Annual Report, the Southern Facility is no longer a closed military area, and the Company continues its process of its restoration as part of its war recovery plan. The rehabilitation efforts are progressing according to the Company’s plans and remain an essential part of its recovery. According to Israeli law, due to the location of the Company’s Southern Facility, the Company is entitled to receive from Israeli authorities’ full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. Our management and advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received tens of millions of shekels as advance payments from the Israeli authorities in relation to such compensation. Further, in February 2025, we announced the completion of our recent financing, securing NIS 66 million (approximately $18.2 million) to support the recovery of the Southern Facility. The financing also included the issuance of warrants which may further increase the proceeds up to a total of approximately NIS 107 million (approximately $29.8 million) if fully exercised, to support the post-war expansion of the facility, expected to take place in collaboration with the “Tkumah” administration. The completion of the financing included the receipt of funds under a loan agreement from a leading Israeli bank. However, there can be no assurance that the conflict will not continue, widen, or re-escalate, or that additional security restrictions, logistical disruptions, damage to facilities, interruptions to utilities or transportation, or further mobilizations will not occur. Any such developments could delay our restoration and expansion plans, increase costs, disrupt supply chains and distribution, adversely affect demand, and materially and adversely affect our business, financial condition and results of operations.

As of the date of this Annual Report, a ceasefire arrangement with Hamas has been reached in the southern front, and the overall level of hostilities has decreased. However, the broader regional instability are difficult to predict, as are its economic implications on the Company’s business and operations and on Israel’s economy in general. Since the October 2023 attacks and the ensuing hostilities, the conflict involved active military operations and heightened security conditions, including tensions and periodic exchanges of fire along Israel’s northern border with Lebanon (including Hezbollah), continued volatility involving Iranian-backed groups in the region, and disruptions to regional trade and transportation routes, including in the Red Sea. If the conflict resumes, persists for a prolonged period or escalates further, our operations may be adversely affected.

Since the commencement of these events, there have also been hostilities along Israel’s northern border with Lebanon (with the Hezbollah) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq and Palestinian groups in the West Bank. The conflict has involved attacks and attempted attacks involving rockets, missiles, drones and other weapons, and intermittent disruptions to civilian and commercial activity. In addition, Iran has launched direct attacks on Israel involving drones and missiles, has threatened to continue to attack Israel and is the subject of international concern regarding its nuclear program. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and the Houthi movement in Yemen and various rebel militia groups in Iraq. On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. As of the date of this Annual Report, a ceasefire agreement has been reached also with Lebanon (with respect Hezbollah), and with Iran; however, there is no assurance that such agreements will be upheld and military activity and hostilities may continue to exist at varying levels of intensity. The continuation of the conflict has led to heightened security concerns, potential disruptions to business operations, supply chains and logistics, and economic instability. Further military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

At this time, although hostilities have decreased, it remains difficult to predict whether and to what extent hostilities may resume or escalate, or to predict how this conflict will ultimately affect Israel’s economy in general, including the potential for further credit rating actions, changes in foreign investment, currency volatility, inflationary pressures, or reduced economic activity. Credit rating agencies have previously taken actions with respect to Israel’s credit rating and outlook, and additional actions or continued negative outlooks could further increase borrowing costs and contribute to market volatility. We continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations. These situations remain volatile and could escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements, when necessary, in order to meet our business partners face to face.

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

Finally, political conditions within Israel may affect our operations. We have operations and personnel in Israel, and a portion of our business activities, including certain key functions, are conducted there. In recent years, Israel has experienced periods of political uncertainty, including multiple election cycles, as well as significant public debate and protests relating to proposed changes to Israel’s judicial system, some of which have been delayed or placed on hold. Actual or perceived political instability, changes in governmental policy or priorities, legislative or regulatory changes, civil unrest, or other adverse political developments could negatively affect the Israeli economy, investor and consumer confidence, and the general business environment and could disrupt our ability to operate effectively in Israel, including through delays in decision-making, increased costs, or reduced productivity. Any of these developments, individually or in the aggregate, could adversely affect our business, financial condition, results of operations and growth prospects.

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

The Company’s Chief Executive Officer and Chairman, Alexander Rabinovich, holds directly, or through indirect beneficial ownership, 30.21% of the Company’s voting power and, with other executive officers, directors and their affiliates, Company insiders hold directly, or through indirect beneficial ownership, in the aggregate, approximately 30.97% of the Company’s outstanding ordinary shares. These persons will have substantial control over the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. Due to the high concentration of ownership of the Company’s ordinary shares among the Company’s executive officers, directors and a limited number of major shareholders, the availability of InterCure’s ordinary shares to the investing public could be limited, which could negatively impact the trading price of InterCure’s and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a portion of their shares could also negatively affect the trading price of our ordinary shares. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

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

Our board of directors has the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including ordinary shares issuable upon the exercise of outstanding warrants and options or ordinary shares issued in future acquisitions. Any further issuances will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Issuances of additional shares would reduce your influence over matters on which our shareholders vote. As to the ability of shareholders to exert influence, see also “Item 3.b – Risk Factors- Risks Related to Ownership of Our Ordinary Shares”— Our management and a limited number of major shareholders have a substantial ownership interest, and the availability of the Company’s ordinary shares to the investing public may be limited”.

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

We could fail to regain compliance and maintain the listing of our securities on Nasdaq, which could seriously harm the liquidity of our shares and our ability to raise capital.

Companies trading on Nasdaq, such as our company, must meet Nasdaq’s listing requirements in order to maintain the listing of its shares on Nasdaq. If we do not meet these requirements, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

On February 25, 2026, we received a written notice from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until August 24, 2026. There is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules and no assurance can be given that we will remain eligible to be listed on Nasdaq. If we do not regain compliance with Nasdaq Listing Rule 5550(a)(2), our ordinary shares will be subject to delisting.

A delisting from Nasdaq would likely result in a reduction in some or all of the following, each of which could have a material adverse effect on shareholders:

●	the liquidity of our ordinary shares;

●	the market price of our ordinary shares;

●	the availability of information concerning the trading prices and volume of our ordinary shares;

●	our ability to obtain financing or complete a strategic transaction;

●	the number of institutional and other investors that will consider investing in our ordinary shares; and

●	the number of market markers or broker-dealers for our ordinary shares.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on our analysis of our income, assets, and operations, we do not believe that we were a PFIC for 2025. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2026 or for any other taxable year. If we were to be characterized as a PFIC in any taxable year, a U.S. Holder (as defined below in “Material Tax Considerations—Certain United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. A U.S. Holder may be able to alleviate some of these adverse tax consequences by timely making a “qualified electing fund” (“QEF”), election or a “mark-to-market” election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

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

We (more specifically through Canndoc) are a pioneer in the production (including the breeding, cultivating and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 18 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally-sanctioned regime for the production, manufacturing and distribution of cannabis for medical use. Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis-based branded products to patients in all territories that permit and regulate the distribution of pharmaceutical-grade cannabis, including Israel, the European Union and Australia.

Notwithstanding our plans for growth, we will operate only in countries where cannabis may be legally used for medical purposes and permitted under all applicable laws. Despite being authorized for medical and adult use by many U.S. states, we do not, nor do we plan to, produce, process or distribute cannabis in the U.S. while it remains a controlled substance with no currently accepted medical use under U.S. federal law.

We were an early leader in the global medical-use cannabis market and we were one of the first licensed producers of cannabis for medical use in Israel, where medical use of cannabis has been permitted and regulated since 2008. Our pharmaceutical-grade cannabis products are manufactured using processes that are certified and in compliance with the IMCA standards, including IMC-GMP standards, which are substantially similar to the Good Manufacturing Practice of the European Union (“EU-GMP”) standards. GMP certification is an internationally recognized standard that is the primary quality standard that pharmaceutical companies must meet in their production processes. Leveraging our more than 18 years of experience in the medical cannabis business, we have developed production methods for consistent batches with well-defined cannabinoid profiles by following strict protocols, utilizing proprietary cannabis genetics and leveraging our scalable climatized greenhouse technology. All of our products are analyzed by IMCA-certified laboratories using established testing procedures that ensure standardized cannabinoid compound ratios and potency, or cannabinoid profiles.

In addition to our pharmaceutical-grade cannabis operations, we also maintain a biomed investment segment, which currently represents a non-material portion of our overall activities and includes strategic investments in life sciences and medical innovation opportunities.

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

The Southern Facility is located in Nir Oz in southern Israel, with a gross area of 1.7 million square feet. Prior to October 7, 2023, this facility was operating in its first phase of development which used 600,000 square feet of which 300,000 square feet were fully developed and operational of the available space and produced seven to ten tons of cannabis annually.

Since October 7, 2023, Israel has been subject to several attacks, heightened hostilities and periodic escalations, including in the Gaza Strip and along Israel’s northern border. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets including our Southern Facility, located in Nir Oz that suffered devastating damage. Following these events, the area in and around the Southern Facility was designated by the Israeli authorities as a closed military area and has been used by the IDF, including, among others, the IDF Medical Corps. As of the date of this Annual Report, we remain in in the process of restoring the Southern Facility, as part of its war recovery plan. The Company is continuing to engage with the Israeli authorities to obtain full compensation for the damages arising from the hostilities while continuing the rehabilitation of the site, a process that remains ongoing and essential for its recovery. However, there is no certainty that we will be able to restore our Southern Facility and to obtain any compensation from the Israeli authorities. Our strategic plan not only envisions the restoration of the Southern Facility but also aims to triple its capacity, positioning it to become one of the largest and most advanced medical cannabis cultivation sites in the world.

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

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes 26 pharmacies and stores across Israel, the UK and Austria under different brands, including Givol™, Leon Pharm, Max Pharm and Cookies.

Out of the 26 pharmacies and stores, 25 already possess permits and licenses for distributing medical cannabis. The remaining one is at development stages, and there can be no assurance as to when, or if, such development of will be successfully completed and the necessary permits and licenses will be obtained.

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

We have not completed any clinical trials using cannabis or cannabis-based products to date. We have received IMCA feasibility approval to initiate nine clinical trials and have commenced one phase 3 clinical trial. We initiated a phase 3 clinical trial in a leading Israeli medical center to study our product’s influence on cognitive and adjacent capabilities on children who are on the autistic spectrum. Patients’ recruitment for the trial was initiated but was stopped due to COVID-19 challenges, and as of the date of this Annual Report, the trial is not expected to be reinitiated.. Our clinical studies program experienced significant setbacks in 2020 and 2021 as a result of COVID-19, and at this point, we remain uncertain as to when the studies will be initiated. Additionally, due to significant delays in our clinical program timeline and changes in market conditions, we are currently considering the possibility of canceling the clinical program as it may no longer be relevant to our current operations.

B.	Business Overview.

InterCure has 13 direct subsidiaries:

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

In addition, we hold shares of companies in the biomed segment, including F.O.R.E Biotherapeutics Ltd. and Cavnox Ltd. We also have equity investee in Cannassol Ltd., which operates in the cannabis research and development field.

Our Strengths

We believe our key competitive strengths include the following:

We have been a pioneer of cannabis for medical use for over 18 years. We have been producing cannabis for medical use since 2008 and are one of the first licensed producers and distributors of cannabis and cannabis-based products in Israel. We were the first to import cannabis for medical use into Israel for distribution in the Israeli market and we were the first to export cannabis for medical use to a country in the European Union.

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

Expansion into the CBD market. Our strategic partnership with the a global leader in hemp extracts, Charlotte’s Web, was the first partnership we undertook in the CBD space. This agreement includes long-term exclusive distribution rights of Charlotte’s Web’s products in Israel and further non-exclusive distribution rights in the European market. This strategic partnership entails research and development, new product development in Israel, the supply of raw material for Israeli industrialists and manufacturing in Israel and Europe. The noted partnership is subject to the receipt of the required regulatory approvals and the removal of CBD from the Israeli Dangerous Drug Ordinance (“DDO”). Although the delisting of CBD from the illegal substance list has been a topic of discussion among various government officials in Israel, political changes in Israel since December 2022 has resulted in the uncertainty of when, or if, the legislation will proceed. In August 2023, the IMCA published a report titled “Comprehensive reform in the field of medical cannabis - enabling regulation”. The report contemplated the possible exclusion of certain CBD products containing only trace amounts of tetrahydrocannabinol, or THC, from the DDO, and included indicative implementation timelines. Implementation of the broader reform has been gradual, and, as of the date of this Annual Report, the proposed exclusion of CBD from the Dangerous Drugs Ordinance has not been implemented. Accordingly, CBD remains classified as a dangerous drug under Israeli law and remains subject to the regulatory regime applicable to cannabis generally, including applicable licensing and oversight requirements. There can be no assurance as to the timing, scope or content of any future regulatory action in this area. Our ability to develop, import, market or sell CBD products in Israel will depend on the final form of any applicable regulations and our ability to comply with them.

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

We are developing a global distribution network. We distribute pharmaceutical-grade cannabis products in Israel (using authorized distributors that are IMC-GDP certified) to all of the pharmacies in Israel that are authorized to distribute cannabis products. In addition, through our subsidiaries, we operate the first and leading chain of private pharmacies focused on medical cannabis in Israel which includes 26 pharmacies and stores across Israel the UK and Austria under different brands including Givol™, Max Pharm, Leon Pharm and Cookies. Out of the 26 pharmacies, 25 already possess permits and licenses for distributing medical cannabis. The remaining three are at various stages of development, and there can be no assurance as to when, or if, the development of these pharmacies will be successfully completed and the necessary permits and licenses will be obtained; while some operate like regular pharmacies selling prescription and over-the-counter medicines, others are still under construction or awaiting regulatory approval. We are in the process of obtaining licenses for these additional three pharmacies.

We have entered into a distribution agreement with a pharmaceutical distributor in Germany. While the success of our current collaborations depends on a number of factors, including in some instances the passage of favorable amendments to the laws regarding the import and export of cannabis, we believe that we are well positioned to quickly monetize such collaborations once they become operational. However, due to changes in market conditions and quality levels, certain partnerships have become less relevant to us. As a result, we have undertaken a thorough review of our partnerships and have decided to reassess and potentially discontinue those that no longer meet our strategic objectives. For example, we recently terminated certain arrangements, including our partnership with the Danish company and our collaboration agreements with counterparties in the UK and Austria, which are no longer relevant to our current operations. This strategic decision reflects our ongoing commitment to focus on partnerships that align with our core business and will help us achieve our long-term growth objectives. However, we continue to monitor developments closely and will evaluate the appropriate timing for renewing operations in those jurisdictions.

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

Establish distribution networks in all territories with full regulation of the medical-use cannabis industry. In addition to our distribution networks in Israel, we are establishing distribution channels for our products in all fully-regulated markets, including Germany, the UK, Australia and Switzerland. Although to date none of our products have been distributed through any of our distribution partnerships, we anticipate that we will be able to commence distributions after meeting local regulatory requirements. We anticipate that these distribution channels will be established by way of joint ventures and distribution agreements with local licensed distributors to address both the current and anticipated demand for medical use cannabis. We have also established relationships with the distributors of pharmaceutical products in markets where we expect cannabis for medical use will become fully regulated in the near future. Establishing distribution capabilities with local partners will allow us to be an early mover and ultimately a leader in these future markets.

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

Expand selective biomed investments. In addition to our core cannabis operations, we intend to continue evaluating selective opportunities in the biomed sector that complement our long-term strategy, with a focus on research and development initiatives that may create future strategic value.

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

Our Operations

With over 18 years of operations in the medical cannabis business, we have gained significant experience and know-how throughout the entire value chain of producing and distributing cannabis and cannabis-based products for medical use. We strive to ensure that the materials and processes that go into the production and manufacturing of our products comply with the highest standards.

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

Over the course of more than 18 years and numerous plant generations, we have bred a wide assortment of cannabis strains covering a variety of cannabinoid profiles. We have developed a proprietary genetic bank, covering dozens of unique cannabinoid profiles, from which we extract growth batches for our current breeding facility. Our breeding is conducted in incubation rooms that are separately housed and therefore isolated from the rest of our cannabis production facility.

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

The Southern Facility

As noted above, we have also entered into an agreement with Kibbutz Nir Oz, a kibbutz located in the southern region of Israel, to establish the large-scale production Southern Facility, which will also utilize climatized greenhouses and operate in tandem with our facility in northern Israel. Our relationship with the Southern Facility is governed by a partnership agreement (the “Southern Facility Agreement”, establishing the “Southern Facility Partnership”), entered into in April 2019. We hold 74% of the voting rights of this partnership and the Southern Facility holds the remaining 26% of such rights. The Kibbutz will be eligible to 26% of the profits of the partnership, once it starts generating revenue.

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

The Southern Facility Agreement contains customary representations and warranties, ownership, confidentiality, noncompete, indemnification and insurance provisions. The Southern Facility Agreement requires the consent of the Kibbutz Nir Oz for certain decisions, including approval of (v) the sale of the entire assets of the Southern Facility Partnership or a material part thereof or the transfer of a material business operation of the Southern Facility Partnership to any other person or corporation; (w) dilution of rights or holdings of the Southern Facility in the Southern Facility Partnership or any other action that might affect the rights of the Southern Facility; (x) change in the business of the Southern Facility Partnership, including the place of its business, entry into a sphere of activity that is not part of the business of the Southern Facility Partnership or termination of an existing business operation of the Southern Facility Partnership, and (y) transactions between the Southern Facility Partnership and related parties. The Southern Facility Agreement has an initial term of ten years, with an option to extend the term for an additional ten years. This extension option is automatically renewed, subject to compliance by the parties with the terms and conditions of the Southern Facility Agreement. Each party to the Southern Facility Agreement is entitled to terminate the Southern Facility Agreement only in the event of an uncured breach, insolvency of the other party or force majeure event. Upon expiration of the term, the Southern Facility will retain all fixtures and we shall not be entitled to any reimbursement for any investment or appreciation attributed to the facility or its land.

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

Since October 7, 2023, Israel has been subject to several attacks, heightened hostilities and periodic escalations, including in the Gaza Strip and along Israel’s northern border. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets including our Southern Facility, located in Nir Oz that suffered devastating damage. Following these events, the area in and around the Southern Facility was designated by the Israeli authorities as a closed military area and has been used by the IDF, including, among others, the IDF Medical Corps. As of the date of this Annual Report, the Company remains in the process of restoring the Southern Facility, as part of its war recovery plan. The Company is continuing to engage with the Israeli authorities to obtain full compensation for the damages arising from the hostilities while concurrently pursuing the rehabilitation of the site, a process that remains ongoing and essential for its recovery. However, there is no certainty that we will be able to restore our Southern Facility and to obtain any compensation from the Israeli authorities. For additional information, see “Item 3.D — Risk Factors — Risks Related to Our Incorporation and Operations in Israel — Conditions in the Middle East and in Israel may harm our operations”.

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

Exclusive Partnerships

We have entered into the following partnerships, all of which provides us with exclusive relationships to distribute our products within certain geographical areas. While the partnerships are at various stages in their development, we have yet to fully operationalize any of them and currently only operate in Israel (although, Organigram, Tilray and Binske our key suppliers and we have a vast variety of customers (licensed pharmacies) which include also Super Pharm, although we do not depend on a single specific customer). Our products are distributed via Novolog, SLE, N.D.N. and our owned trade houses, which are all licensed distributors in accordance with the New Regulations (as defined below). Management believes that these existing partnerships will allow InterCure to be well positioned following the resolution of certain regulatory matters and the partnerships becoming fully operational, but there is no assurance that this will take place, see “— Applicable Laws and Regulations” and Item 3.D. “Risk Factors”.

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

Further, in December 2021 we entered into a multi-year agreement with Cookies with a goal to establish Cookies stores and medical cannabis pharmacies in Austria and in the UK, subject to local regulations. While we have advanced initial activities in Austria, such operations are no longer ongoing, and we did not proceed with the establishment of Cookies-branded operations in the UK.

In addition, in August 2024 we entered into a new strategic agreement with Cookies to cultivate, manufacture, import and distribute Cookies’ branded products, produced from its cultivation and manufacturing facilities, initially in 8 licensed branded pharmacies across Germany, through Cookies Corners. This agreement marks an expansion of our and Cookies’ partnership footprint in Europe now covering the UK, Austria, and Germany, with Germany remaining a key strategic target market for us, where we continue to advance our efforts to expand operations, and with respect to the UK and Austria, we continue to evaluate the appropriate timing for future operations based on regulatory and market developments in those jurisdictions, alongside strategic collaborations in Israel. Under the terms of the new agreement, InterCure will cultivate, and manufacture Cookies licensed genetics and products at its global supply chain facilities. InterCure’s EU-GMP manufacturing sites will import, register, and produce Cookies-branded products, including a future range of next-generation offerings such as live resin and live rosin products and vapes.

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

In October 2023, following the events of October 7, 2023 and their impact on the Company’s operations, we invoked the force majeure provisions under the agreement in order to seek amendments to the payment terms. Organigram did not accept the proposed amendments at that time and in April 2026 we reached a settlement pursuant to which the outstanding payments will be repaid from the date hereof and until May 2027, subject to the ability to accelerate certain payments under specified circumstances.

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

Carma Holdco

On June 23, 2023, we entered into exclusive multi-year binding license agreement with Carma Holdco, Inc. (“Carma”), dba Tyson 2.0 Inc., which is governed by the laws of the State of Israel. Pursuant to the license agreement, Carma granted us an exclusive distribution license to, cultivate, manufacture, sell, market, and distribute all approved products and brands of TYSON in Israel, Australia, UK, Germany and other EU countries such as Switzerland (the “InterCure’s License”). The agreement also grants us the right to use the name, the marks and the TYSON intellectual property in those territories. In April 2024, we learned that Carma has engaged with a third party to exclusively cultivate, manufacture, and distribute TYSON branded THC products such as flower, concentrates and consumables across Germany and UK, which we believed violated the exclusivity of the InterCure’s License. We have engaged with Carma regarding this matter and, contrary to Carma’s claims, we have asserted that InterCure’s License and InterCure’s exclusivity rights in Germany and UK remain in full force and effect.

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

InterCure is of the view that Binske has pioneered the premium medical and recreational markets in the U.S. through its meticulous focus on standards, quality, and consistency. Lauded for its proprietary strains, craft ingredients, full product suite of nearly 200 offerings, and best-in-class packaging, Binske offers luxury, artisan-quality products using purposefully sourced ingredients that have earned widespread recognition, making it one of the largest and most recognizable brands in the American market. The Binske brand has won numerous cannabis related awards including Leafly’s Best Overall Brand, Best Edibles and Best Concentrates. We consider Binske’s sophisticated product offerings, coupled with their innovative brand identity, to set them apart from the rest of the marketplace. The agreement brings these award winning products exclusively to InterCure’s Israeli hub to manufacture and distribute all Binske Branded Products under EU-GMP standards, exclusively to the international pharmaceutical space.

Strategic Investments, Acquisitions and Dispositions

Botanico – ISHI

On September 17, 2025 we entered into a share purchase agreement with Botanico Ltd., also known as ISHI, an Israeli cannabis technology and brand company. Pursuant to the agreement, we agreed to acquire 100% of ISHI’s issued and outstanding share capital on a fully diluted basis in two phases: 50% of ISHI’s issued and outstanding share capital is expected to be acquired at the initial closing in consideration for 2,261,345 of our ordinary shares and 205,710 options to purchase our ordinary shares, and the remaining 50% will be acquired upon the earlier of (i) ISHI achieving three consecutive months of positive operating profitability or (ii) 24 months from the initial closing, in consideration for an additional 2,252,317 ordinary shares and 204,889 options. The aggregate consideration for the acquisition consists of 4,513,663 ordinary shares and 410,599 options, representing approximately 10% of our outstanding share capital on a fully diluted basis as of immediately prior to the initial closing. The initial closing is expected to occur in the second quarter of 2026, subject to customary closing conditions and regulatory approvals from the IMCA, the Israel Securities Authority and the Tel Aviv Stock Exchange.

Cannasoul R&D Ltd.

On November 3, 2025, we entered into a share purchase agreement and a collaboration agreement with Cannasoul R&D Ltd. (“Cannasoul”), an Israeli based cannabis research and analytics company. Under these agreements, we agreed to acquire an initial equity interest representing approximately 28% of Cannasoul’s share capital on a fully diluted basis, with an option to increase our ownership to a majority interest within two years, subject to the terms and conditions of the agreements, applicable regulatory approvals, including changes in applicable U.S. regulations that would allow certain sales of cannabis under federal law. The collaboration provides for cooperation in research, development and commercialization of evidence-based cannabis therapeutics. The transaction remains subject to closing conditions and regulatory approvals.

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

Pursuant to the SLE Agreement, SLE provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel.. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field.

Pursuant to the noted agreement, Novolog provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Super-Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (the “Super Pharm Agreement”), which operates approximately 130 pharmacies that sell cannabis for medical purposes. Pursuant to the Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tons of our medical cannabis products for a period of three years. The parties to the Super Pharm Agreement covenanted to negotiate in good faith and enter into a detailed agreement within 90 days from the date of the Super Pharm Agreement and subsequently extended it several times. In December 2023, following long negotiations between the parties, we entered into a new binding distribution agreement with Super Pharm, pursuant to which, among other things, it was agreed that we will provide Super Pharm with our medical cannabis products throughout the term of the agreement, which was set for an unlimited period (subject to its termination by providing advance notice in accordance with the terms specified therein).

Altman

On March 1, 2022, we entered into a definitive agreement with Altman Health (“Altman”), a market leader with an unmatched shelf space of OTC and nutritional supplements in over 1700 points of sale, including all major pharmacies across Israel. The newly formed company, that will be held jointly by us and by Altman, focuses on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement on February 28, 2022 that CBD will be removed from the Israeli DDO. Although reaching an agreement with Altman marked a significant milestone for our CBD expansion strategy, the joint venture has not been established yet due to current CBD regulations in Israel. CBD is still classified as a controlled substance, and meaningful operations are not allowed until it is delisted.

Bazelet

Bazelet group of companies (“Bazelet”) operates a cannabis production facility in Israel, that complies with strict IMC-GMP and EU-GMP standards. As part of its operations, Bazelet is also the leading producer of cannabis oil products in Israel, serving both the domestic and export markets. There is a close collaboration between us and Bazelet, whereby Bazelet provides production, EU-GMP-certified export, and distribution services to us in the Israeli market. In addition, Bazelet purchases raw materials and products from us from time to time. In the ordinary course of this collaboration, including as a result of such purchases, Bazelet has accumulated certain outstanding commercial balances towards the Company, which are considered material.

On December 15, 2025, as publicly reported, we had become aware that the Bazelet group of companies had filed an application with the Israeli District Court for a temporary stay of proceedings as part of certain restructuring proceedings. Following a court hearing held on December 22, 2025, the Israeli District Court granted an initial stay of proceedings order to the Bazelet group of companies for a period of 90 days and appointed court-appointed arrangement managers to oversee the restructuring process. In connection with outstanding commercial balances owed to us by Bazelet, on December 16, 2025 we filed a proof of claim in the amount of approximately NIS 29 million. We continue to monitor developments in such restructuring proceedings, review the relevant court filings and evaluate appropriate legal and commercial actions, including the assessment of alternative service providers, in order to protect and preserve our rights and operational continuity.

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

On March 22, 2024, we announced our intention to launch our inaugural product offerings in the German market in the forthcoming months. This announcement aligned with our strategic objectives to extend our international presence and leverage the evolving regulatory landscape in Germany following the enactment of the Cannabis Act, and resulted in our entrance into a new strategic cooperation with Cookies in August 2024 to launch Cookies Corners licensed pharmacies in Germany. Prior to this announcement, we experienced certain operational delays as a result of the war in Israel, including damage sustained at its Southern Facility. These delays were taken into consideration as part of the planning and timing of our international expansion activities. This initiative signifies a critical step in our efforts to distribute pharmaceutical-grade cannabis products within Germany and underscores our strategic approach towards capturing emerging opportunities in the global cannabis market, further solidifying our position as a leader in the field.

Austria

On April 4, 2021, we entered into a partnership with an Austrian entity to explore opportunities in Austria and Luxembourg. The contemplated investment and operations were not implemented.

While the original partnership experienced significant delays and setbacks, in August 2024, we entered into a new agreement with Cookies, similar in structure to the Cookies Corners agreement executed for the German market, as adapted for the UK and Austrian markets.

UK

We entered into a multi-year agreement with Cookies under which we planned to establish Cookies stores and medical cannabis pharmacies in Austria and the UK, subject to local regulations. Following subsequent developments, the agreement with Cookies was amended and replaced with a new agreement in August 2024, similar in structure to the Cookies Corners agreement executed for the German market, and adapted to the UK and Austrian markets. However, following a reassessment of our strategy in 2025, this agreement was terminated and no Cookies-branded stores were established in the UK.

We previously entered into a joint venture arrangement with a UK-based partner to explore opportunities in the UK medical cannabis market, including potential importation, manufacturing and distribution activities. No material commercial operations were launched under this arrangement, which is no longer in effect.

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

On November 3, 2025, we entered into a share purchase agreement and a collaboration agreement with Cannasoul, an Israeli cannabis research and analytics company. Under these agreements, we agreed to acquire an initial equity interest representing approximately 28% of Cannasoul’s share capital on a fully diluted basis, with an option to increase our ownership to a majority interest within two years, subject to the terms and conditions of the agreements, applicable regulatory approvals and applicable U.S regulations. The collaboration provides for cooperation in research, development and commercialization of evidence-based cannabis therapeutics.

In connection with the transaction, Prof. Dedi Meiri, Cannasoul’s founder and a cannabis researcher at the Technion - Israel Institute of Technology, is expected to be appointed as Chairperson of our scientific advisory board, which is expected to be established by our board of directors. In such capacity, Prof. Meiri is expected to assist in integrating Cannasoul’s research and analytics capabilities into our research and product development activities.

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

In October 2021, we signed an investment agreement with Cavnox Ltd. (“Cavnox”), a private Israeli company that was established on the basis of knowledge developed at the Technion Institute for Research and Development Ltd. which relates to cannabis-based treatment for various types of cancer.

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

Intellectual Property

Our intellectual property rights are important to our business. The Company relies on non-disclosure and confidentiality agreements to protect its intellectual property rights. We have submitted trademark applications for our brand and logo in Israel, Canada, the U.S. and member states of the European Union, and trademarks for the Canndoc brand have been registered in Israel, UK, Poland, Denmark, Germany, and the U.S.

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

Seasonality

We cultivate our cannabis mostly in climatized greenhouses suitable for the production of pharmaceutical-grade cannabis. Using the experience accumulated throughout approximately 18 years of cannabis production, we have learned to neutralize the possible effects of seasonality on our operations. We currently optimize the number of production cycles per year, according to a production plan that considers various parameters such as weather changes, costs, and the availability of suitable professional work force. Our crop yields are optimal if cultivated from early spring to late autumn and harvested from late spring to early winter. By cultivating within climatized greenhouses, we are able to produce pharmaceutical-grade cannabis throughout the entire year over 4 full 13-week cycles.

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

Regulations Governing the Production, Manufacturing and Distribution of Cannabis for Medical Purposes

In March 2016, the IMCA published New Regulations (the “New Regulations”) that introduced strict pharmaceutical-grade standards for the production, manufacturing and distribution of cannabis for medical use pursuant to Israel Medical Cannabis-certified procedures: IMC-GAP standards: IMC-GMP standards; IMC-GDP standards; IMC-GCP standards; and IMC-GSP standards. The goal of the New Regulations is to achieve the standardization, reproducibility and uniformity in product quality that is similar to those standards for existing conventional drugs.

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

From an export perspective, in January 2019, the Israeli government approved the export of medical-grade cannabis and cannabis-based products, subject to a comprehensive regulatory regime. Initial implementation was carried out through a pilot program under which temporary export permits were granted to a limited number of licensed producers. As of the date of this Annual Report, exports of medical cannabis products from Israel are permitted on a commercial basis, subject to compliance with applicable Israeli laws, regulations and regulatory guidance. Export activities are regulated under the DDO, related regulations and directives of the Ministry of Health, including the IMCA. Exporting entities must hold the required licenses and permits and comply with applicable quality, security, traceability and documentation requirements, as well as the legal and regulatory requirements of the destination country. Accordingly, our ability to export products depends on compliance with multiple regulatory regimes in Israel and abroad. Any changes in applicable laws, regulations, regulatory policies, administrative practices or market access conditions, including delays in permit issuance or restrictions in destination markets, could adversely affect our export activities and results of operations

From an import perspective, in January 2020, due to a shortage in the Israeli market of pharmaceutical-grade cannabis, the Israeli MOH and the IMCA expedited the process of approving import licenses of such cannabis, and for the first time ever, pharmaceutical-grade cannabis and cannabis-based products were imported into Israel. In October 2020, the IMCA published a directive that included updated qualifications for a licensee to receive an import license and the guidelines under which such import may take place. From time to time, the MOH revises the guidelines for imports, and the Company has consistently followed all the updates, ensuring a steady flow of imports. On January 18, 2024, we were notified that the Trade Levies Commissioner of the Israeli Ministry of Economy and Industry had initiated a public investigation into alleged dumping of medical cannabis imports from Canada to Israel. On November 10, 2024, the Commissioner announced a final determination proposing the imposition of a 175% anti-dumping duty on imports on Canadian licensed producers. Following the Commissioner’s determination, in April 2025, the Israeli Minister of Economy accepted the recommendation to impose the proposed duty. However, on April 24, 2025, the Israeli Minister of Finance submitted a formal objection to the Minister of Economy regarding the imposition of the duty. On Apil 29, 2025, the Israeli Minister of Economy and Industry submitted a formal response opposing the Minister of Finance’s position, reaffirming his decision to proceed with the anti-dumping duty process.

Regulation regarding CBD

In December 2020, Israel’s Minister of Health signed regulations intended to remove cannabidiol, or CBD, from the Israeli Dangerous Drugs Ordinance [New Version], 5733-1973, or the Dangerous Drugs Ordinance, subject to completion of the required legislative process. Those regulations were not completed, and, as of the date of this Annual Report, CBD remains classified as a “dangerous drug” under the Dangerous Drugs Ordinance and has not been formally excluded from its scope.

In December 2021, the Israeli Ministry of Health appointed a professional committee, headed by Prof. Joshua Shemer, to examine the regulatory, medical and safety implications of removing CBD from the Dangerous Drugs Ordinance. The committee completed its review in February 2022 and recommended, subject to the adoption of appropriate quality, labeling and safety standards, that CBD products containing only trace amounts of tetrahydrocannabinol, or THC, be excluded from the definition of a dangerous drug.

Since then, the Ministry of Health has advanced draft proposals and related policy discussions regarding the possible exclusion of CBD from the Dangerous Drugs Ordinance and the establishment of a regulatory framework for certain CBD products. However, as of the date of this Annual Report, no final binding regulation effecting such exclusion has entered into force. Accordingly, CBD products remain subject to the regulatory regime applicable to cannabis generally, including applicable licensing and oversight requirements. There can be no assurance as to whether, when or in what form any such regulatory change will occur.

If and when CBD is formally excluded from the Dangerous Drugs Ordinance and the relevant regulations permitting commercialization enter into force, we may seek to register and commercialize CBD products in Israel. However, any such efforts would remain subject to applicable regulatory approvals, market conditions and other factors beyond our control.

Medical Cannabis Regulatory Reform

In parallel, Israel has undertaken reforms to its medical cannabis regulatory framework. In June 2023, the Knesset Health, Welfare and Labor Committee approved amendments to the Dangerous Drugs Regulations introducing, for certain indications, a transition from a licensing-based regime to a prescription-based model under which qualified specialist physicians may prescribe medical cannabis without the need for a prior patient-specific license issued by the Ministry of Health.

These reforms are part of a broader regulatory process that also includes changes affecting operational, quality, packaging, research and export-related requirements applicable to industry participants. Implementation has been gradual and remains subject to ongoing regulatory guidance, administrative practice and oversight by the Ministry of Health and other competent authorities. Accordingly, the scope, timing and practical effect of these reforms remain subject to continuing regulatory developments.

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

Geographic Markets

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in thousands of NIS)			Year ended December 31, (in percentages)
	2025	2024	2023	2025	2024	2023
Israel	262,049	238,845	355,553	97%	100%	100%
Germany	8,151	-	-	3%	-%	-%
Total revenues	270,200	238,845	355,553	100%	100%	100%

C.	Organizational Structure.

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

This Operating and Financial Review and Prospects provides an analysis of the financial operating results for the year ended December 31, 2025. This section should be read in conjunction with the Company’s audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2025, which have been prepared in accordance with IFRS.

Amounts are presented in thousands of NIS.

Overview

InterCure has 13 direct subsidiaries as described under “Item 4.B. Business Overview”.

We (more specifically through Canndoc) are a pioneer in the production (including the breeding, cultivating and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 18 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally-sanctioned regime for the production, manufacturing and distribution of cannabis for medical use.

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

We believe in the uncompromising quality of our products and we are leading the trend towards the pharmaceutical standard in the medical cannabis industry, both through a high quality, advanced production system and through extensive research and development with nine clinical studies approved by the Minister of Health. We have acquired a unique knowledge throughout our 18 years of experience operating in the cultivation, growth and genetics of cannabis strains. In addition, we have invested in a production system that adheres to the strictest regulatory and quality standards. In doing so, we achieve the highest standard of product quality for our patients and for commercial research collaborations. We believe this will enable us to enter into future target markets and strategic partnerships, expanding our leadership globally.

Full Year 2025 Key Financial & Operating Highlights

For InterCure (on a consolidated basis):

●	Our consolidated net loss for the year ended December 31, 2025 was NIS 37 million, compared to a consolidated net loss of NIS 73 million for the year ended December 31, 2024. The net loss includes non-cash amounts such as credit risk.

●	Fiscal year 2025 revenue and Adjusted EBITDA of NIS 270 million and NIS 42 million, respectively.

●	Positive cash from operations of NIS 17 million for the year ended December 31, 2025 compared to negative cash from operations of NIS 67 million for the year ended December 31, 2024.

●	According to Israeli Law, due to the location of the Company’s Southern Facility, the Company is entitled to receive from Israeli authorities full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. InterCure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received NIS 82 million as advance payments from the Israeli authorities in relation to such compensation. As of the fourth quarter of 2025, the rehabilitation process is being extended in line with the receipt of additional compensation advances and is currently focused on the recovery and preservation of the genetic bank.

●	Cash and cash equivalents and restricted cash of NIS 49 million on December 31, 2025 compared to NIS 80 million on December 31, 2024.

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2024, including a year-to-year comparison between 2024 and 2023, and a discussion of our liquidity and capital resources for the year ended December 31, 2024, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 1, 2025.

Financial data is expressed in thousands of NIS. The following tables present our results of operations for the periods denoted below.

For the year ended on December 31, 2025 as compared to the year ended December 31, 2024

	For the 12-month period ended on December 31
	2025	2024
Revenue	270,200	238,845
Gross income before impact of changes in fair value	40,681	35,593
Gross profit	33,181	30,233
Research and development expenses	390	414
General and administrative expenses	40,889	53,669
Sales and marketing expenses	52,507	54,225
Changes in the fair value of financial assets through profit or loss, net	2,028	(341)
Share-based payments	2,429	2,281
Other expenses (income), net	(37,522)	(12,807)
Consolidated operating profit (loss) before Impairment losses	(27,244)	(67,208)
Impairment losses on goodwill and property, plant and equipment	-	-
Consolidated operating profit (loss) after Impairment losses	(27,244)	(67,208)
Total comprehensive profit (loss)	(36,784)	(72,793)
Basic earnings (loss) per share	(0.66)	(1.48)
Diluted earnings (loss) per share	(0.66)	(1.48)

Revenues – Revenue for the full year 2025 represents an increase of 13% compared to 2024. The increase was primarily derived from our first revenues from our Southern Facility since the terrorist attack that occurred on October 7, 2023 and the declaration regarding a State of War in Israel that followed. As stated, according to Israeli Law, due to the location of the Company’s Southern Facility, the Company is entitled to receive from the Israeli authorities full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. InterCure’s management and its advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, the Company has already received NIS 82 million as advance payments from the Israeli authorities in relation to such compensation. During 2025, as the recovery process progressed, the Company resumed production, importation and sales from the Nir Oz facility, delivering first batches since the October 7, 2023 attack and the war in Gaza. As of the fourth quarter of 2025, The recovery process is being extended beyond the originally planned timeline alongside the excepted receipt of additional compensation advances and is currently focused on the recovery of the genetic bank. During 2025, the Company continued to execute its global expansion strategy, and for the first time, revenues in the second half of 2025 included significant contributions from the German market.

Gross profit before effect of fair value – The gross profit for 2025 increased by 14% to NIS 41 million, from NIS 36 million recorded in 2024. The increase is mainly due to an increase in revenues, alongside a decrease in the overall gross profit margin which decreased as result of the damages caused to our operations since the terrorist attack that occurred on October 7, 2023 and the declaration of a state of war in Israel that followed, as well as financially struggling companies and companies exiting the market continuing to liquidate low-to-medium quality inventories at lower prices. This had an impact primarily on our ultra-medical and legacy products.

Consolidated net profit (loss) –Our consolidated net loss for the year ended December 31, 2025, was NIS 37 million, compared to a consolidated operating loss of NIS 73 million.

General and administrative expenses – General and administrative expenses for 2025 have decreased primarily due to general efficiency improvements in company management and general expenses. as well as change in provision for doubtful debt.

Sales and marketing expenses – Selling and marketing expense for 2025 have decreased to NIS 53 million compared to 2024 at NIS 54 million.

Selected Annual Financial Information

	As of December 31
	2025	2024	2023
Revenue	270,200	238,845	355,553
Total comprehensive profit (loss) for the year	(36,784)	(72,793)	(63,533)
Basic earnings (loss) per ordinary share	(0.66)	(1.48)	(1.36)
Diluted earnings (loss) per ordinary share	(0.66)	(1.48)	(1.36)
Total current assets	316,746	391,801	418,804
Total non-current assets	373,806	370,773	367,810
Current Liabilities	214,365	226,750	225,868
Non-current Liabilities	79,830	138,153	103,684

Total current assets – The decrease in 2025 compared to 2024 was primarily due to the continued damages caused to our operations and Southern Facility since the terrorist attack that occurred on October 7, 2023 and the declaration regarding a state of war in Israel that followed, provision for doubtful debt and cash on hand.

Total non-current assets – The increase in 2025 compared to 2024 was immaterial and primarily due to changes in deferred tax assets, or more specifically, deferred taxes on carryforward losses.

Current liabilities – Total current liabilities in 2025 have decreased compared to 2024 mainly due to decreased of trade payables.

Non-current liabilities – The total amount of non-current liabilities decreased in 2025 compared to 2024, primarily due to an decrease in bank loans. For more information, please see “—B. Liquidity and Capital Resources—Financing Developments”.

Cash flow

InterCure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Cash Flow	For 12 months ended on December 31, 2025	For 12 months ended on December 31, 2024
Net cash provided by (used in) operating activities	16,841	(66,926)
Net cash provided by (used in) financing activities	(46,658)	26,455
Net cash used in investing activities	(1,992)	17,689
Change in cash during the period	(31,809)	(22,782)
Exchange differences in respect of cash and cash equivalent balances	(43)	(39)
Cash and cash equivalents, beginning of year	78,318	101,139
Cash and cash equivalents, end of year	46,466	78,318

Net cash flow used by operating activities – The increase was due to both higher revenues and profit as well as decrease in net working capital.

Net cash used in financing activities – The decrease in net cash provided by financing activities for the year ended December 31, 2025 was primarily due to the loans repayments. For more information, please see “—B. Liquidity and Capital Resources—Financing Developments”.

Net cash used in investing activities – The decrease in net cash provided by investing activities for the year ended December 31, 2025 compared to the year ended December 31, 2024, was primarily due to the collecting of loans from non-related parties in 2024.

Non-IFRS Financial Measures

We use certain non-IFRS financial measures to measure, compare and explain our operating results and financial performance. These measures are commonly used by companies operating in the cannabis industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. We define such financial measures as follows:

“Adjusted EBITDA” means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income). Other income, net includes war-related damage compensation from the tax authorities, changes to allowance for credit risk, impairment of inventory and excludes non-cannabis sector expenses.; and “EBITDA” means net income (loss) before interest, taxes, depreciation and amortization.

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

Adjusted EBITDA – For the sixth year in a row we had positive Adjusted EBITDA of 15% of the revenues.

Reconciliation from (Loss)/ profit for the year to adjusted EBITDA

Total comprehensive profit (loss)	(36,784)
Interest / Financing cost	16,859
Tax expenses	(7,319)
Depreciation and amortization	17,148
EBITDA	(10,096)
Share-based payments	2,429
Other expenses, net (without other income from the Tax authorities)	39,755
Changes in the fair value of financial assets through profit or loss, net	2,028
Fair value adjustment to biological assets	7,500
Adjusted EBITDA (Consolidated)	41,616
Non cannabis sector expenses	4,985
Adjusted EBITDA (Cannabis Sector)	46,601

Details regarding other expenses, net be excluded from EBITDA :

Other expenses (income), net (as in the financial statements)	(37,522)
Excluding income from the Tax authorities	69,767
Adding provision for doubtful debts (G&A)	7,511
Total	39,755

B.	Liquidity and Capital Resources.

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

For the year ended December 31, 2025 and up to the date of this Annual Report:

In December 2024, the Company entered into financing commitments of NIS 66 million which may increase to NIS 107 million, which included a binding commitment from a leading Israeli bank to provide the Company with a non-secured loan of NIS 30 million for a period of up to 24 months, to be repaid until December 23, 2026, on customary terms and conditions, including an interest rate of the one year loan prime rate (6.00%) (the “Loan”). Under the securities purchase agreement dated March 3, 2025 (the “Private Placement”), InterCure issued to the investors (i) an aggregate of 7,349,896 ordinary shares of the Company, at a purchase price of NIS 4.83 (approximately $1.34) per ordinary share, at a premium above the opening price of InterCure’s ordinary shares on the TASE on the morning of Monday, December 16, 2024, which was NIS 4.81 per share (the “Determining Date”) and (ii) warrants (the “Warrants”), that have a term of four years, to purchase up to an additional 7,349,896 ordinary shares of the Company at an exercise price equal to NIS 5.70 (approximately $1.58), at an 18% premium above the opening price of InterCure’s ordinary shares on the Determining Date, which may further increase the proceeds from the Private Placement up to a total of approximately NIS 77 million (approximately $21.5 million) if the Warrants are fully exercised for cash. The consideration for the allocated securities was determined through negotiations between the Company and the Investors, based on the opening share price on the Determining Date. The Private Placement was subject to certain closing conditions, which included the approval of the shareholders of the Company, which was later obtained in February 2025.

The Private Placement closed on March 3, 2025. For more information on the Private Placement, please see “Item 7. Major Shareholders and Related Party Transactions”.

On February 12, 2025, we announced that Mr. Ehud Barak will step down as Chairman of the Board, effective February 13, 2025, and will be succeeded by Mr. Alexander Rabinovich who has successfully led the Company as Chief Executive Officer for the past five years.

The Company further announced on February 12, 2025 the completion of the Loan and Private Placement, with the closing of the Private Placement taking place on March 3, 2025.

Goodwill impairment

The recoverable amount of the cash-generating unit as of December 31, 2025 was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers.

The test results indicated that the recoverable amount of the cash-generating unit exceeds its carrying amount. Therefore, no additional impairment loss was recognized in 2025. The recoverable amount of the cash-generating unit as of December 31, 2025 was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers.

The carrying amount of the unit was determined to be lower than its recoverable amount so no impairment loss was recognized in 2025.

Key assumptions used in calculation of recoverable amount

Discount rate. The after-tax discount rate in 2025 was 18% (compared to 15% in 2024) and was estimated based on past experience, and an industry average weighted average cost of capital, which was based on a possible range of debt leveraging of 14% (compared to 17% in 2024) at a market interest rate of 7% (compared to 10% in 2024). The after-tax discount rate is based on the risk-free rate for 15-year debentures issued by the government in the relevant market and adjusted for a risk premium.

Terminal value growth rate. A cash flow forecast for five years was included in the discounted cash flow model. The long-term growth rate was 3.5%. The terminal value growth rate is consistent with the assumptions that a market participant would make.

Sensitivity to changes in assumptions

Discount rate. An increase in the discount rate of 0.5% will affect the calculation of the unit’s value in use so that it will decrease by NIS 16 million.

Terminal value growth rate. A decrease in the terminal value growth rate of 1% will affect the calculation of the unit’s value in use so that it will decrease by NIS 7 million.

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

E.	Critical Accounting Estimates.

The Company’s critical accounting estimates are summarized in Note 3 of our audited consolidated financial statements.

Outstanding Share Data

InterCure’s current outstanding shares capital can be summarized as follows:

Type	Shares	Options / Warrants
Ordinary Shares	54,681,335
ESOP (A)(1)		169,466
ESOP (B) (2)		243,382
ESOP (C) (3)		231,409
ESOP (D) (4)		277,058
ESOP (E) (5)		460,000
ESOP (F) (6)		145,037
ESOP (G) (7)		60,000
ESOP (H) (8)		461,911
Warrants (9)		7,349,896
Total	54,681,335	9,398,159

Notes:

(1)	ESOP (A) were issued to our directors between September 2018 to January 2020 and expire ten years from the date of issuance with an exercise price of NIS 15.57 per ordinary share.
(2)	ESOP (B) were issued to certain employees in March 2021 and expire six years from the date of issuance with an exercise price of NIS 5.938 per ordinary share.
(3)	ESOP (C) were issued to certain employees in August 2021 and expire five years from the date of issuance with an exercise price of NIS 5.938 per ordinary share.
(4)	ESOP (D) were issued to certain employees in May 2022 and expire four years from the date of issuance with an exercise price of NIS 5.938 per ordinary share.
(5)	ESOP (E) were issued to our Chief Executive Officer and Chairman on September 15, 2022 and expire four years from the date of issuance with an exercise price of NIS 21.76 per ordinary share.
(6)	ESOP (F) were issued to certain employees in November 2022 and expire four years from the date of issuance with an exercise price of NIS 5.938 per ordinary share.
(7)	ESOP (G) were issued to our directors in November 2024 and expire four years from the date of issuance with an exercise price of NIS 9.50 per ordinary share
(8)	ESOP (H) were issued to an advisor at Intercure in September 2025 and expire four years from the date of issuance with an exercise price of NIS 5.35 per ordinary share
(9)	The Warrants were issued to certain investors in the Private Placement in March 2025 and expire four years from the date of issuance with an exercise price equal to NIS 5.70 per ordinary share.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and senior management as of the date of this Annual Report. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

Name	Age	Position
Alexander Rabinovich	55	Chairman of the Board and Chief Executive Officer
David Salton	66	Director
Lennie Michelson Grinbaum	50	External Director
Gideon Hirschfeld	60	External Director
Alon Granot	64	Director
Amos Cohen	46	Chief Financial Officer

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

Alon Granot has served on InterCure’s board of directors since November 2020 and Canndoc’s board of directors since February 2019. Mr. Granot served as Canndoc’s Chief Executive Officer from September 2019 to December 2020. Since March 2026, Mr. Granot also serves as Chairman at PCB Technologies Ltd. (TASE: PCBT). From July 2021 to August 2023, Mr. Granot also served as a director at Aura Smart Air Ltd. (TASE: AUSA). From 2001 to 2018, Mr. Granot served as Chief Financial Officer and Executive Vice President at Frutarom Industries Ltd. (“Frutarom”), where he led mergers and acquisitions, business development and overall financial management until Frutarom was acquired for approximately $7.1 billion in 2018. From 2008 to 2016, and from August 2019 to January 2021, Mr. Granot served as an external director and independent director at Inter Industries Ltd. (TASE: ININ). He also served as director in the semiconductor division of Kulicke & Soffa Industries, Inc., a public company listed on Nasdaq, from 1998 to 2001. Mr. Granot holds a B.A. in economics and business administration from Haifa University and received an M.A. in economics and business administration from Technion-Israel Institute of Technology, Israel.

Amos Cohen has served as InterCure’s Chief Financial Officer since February 2020. Mr. Cohen has over 18 years of financial and business experience, including as the CFO of Trendline Information and Communication Services Ltd., a TASE-listed company. Mr. Cohen has also served as the VP of finance at Walla (a Bezeq group entity, which is the biggest telecommunications company in Israel) and as a director of FP&A at Reshet, one of the largest TV channel is Israel. Mr. Cohen holds a B.A. in economics from Ben-Gurion University and received an M.A. in accounting from College of Management Academic Studies, Israel.

David Salton has served as an independent director of InterCure since December 2014. He has over 26 years of management experience in investment banking, investment companies and funds, and start-up companies in the life science industry. In addition to InterCure, since July 2024, Mr. Salton has served as Chief Executive Officer of AnchorMesh Ltd., a start-up company developing orthopedic implants. He also serves as an external director of Anabella Medical Ltd. and Giza-Singer-Even Underwriting Ltd., public-non-listed, reporting Israeli companies. From May 2022 to February 2024, he had served as an independent director of SHL Telemedicine Ltd. (Nasdaq:SHLT). From February 2016 to February 2025, Mr. Salton served as an independent director of ARAN Research & Development (1982) Ltd. (TASE: ARAN). From October 2019 to October 2024, he served as Chief Executive Officer, President, and a member of the board of directors of Virility Medical, a startup company, developing consumer medical devices. Before that, from 2009 to September 2019, Mr. Salton served as Chief Executive Officer and President of Dentack Implants Ltd. Mr. Salton also has previously served as the Chief Executive Officer of DCL Technologies Ltd., an investment company (previously listed on TASE), and of Leumi Star Ltd., a public-non-listed venture fund. Mr. Salton also served as Chief Executive Officer of the following private companies: Dyn-Bioshaf Ltd., Darely Pharmaceutical Ltd., and DYN Diagnostics Holdings (2000) Ltd. Mr. Salton also served as the Deputy General Manager and Head of Investments Sector for Leumi Partners, with $100 million under management and 25 portfolio companies in various sectors. Mr. Salton holds a B.Sc., Economics & Management degree from the Technion, Industrial Engineering faculty, Israel.

Lennie Michelson Grinbaum has served on InterCure’s board of directors as an external director since September 2015. Since October 2022, Ms. Michelson Grinbaum has also served as an external director of Parkomat International Ltd. (TASE: PRKM). Ms. Michelson Grinbaum has in depth experience in Contract Research Organization as a contract specialist and has worked for a subsidiary of a major Israeli financial institution. Ms. Michelson Grinbaum holds an LLB in Law and a BA in Business from The Interdisciplinary Center Hertzliya as well as an MBA specializing in finance from Imperial College London, U.K.

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

The following table provides a summary of compensation earned by or paid by us, directly or indirectly, to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2025:

(NIS in thousands)				Non-Equity Incentive Plan Compensation
Name and Principal Position(1)	Fiscal	Salary	Option Based Awards	Annual Incentive Plans	Long-Term Incentive Plans	All Other Compensation	Total Compensation
Alexander Rabinovich Chairman and Chief Executive Officer	2025	734	92	-	-	-	826
Amos Cohen Chief Financial Officer	2025	349	839	300	-	638	2,126
Einat Zehavi CEO of Cannolam Subsidiary	2025	498	282	180	-	-	960
David Salton Director	2025	131	12	-	-	-	143
Lennie Michelson Grinbaum Director	2025	136	12	-	-	-	148

(1)	The total compensation earned by or paid to Gideon Hirshfeld and Alon Granot, our other directors, for the year ended December 31, 2025, is NIS 143 thousands and NIS 131 thousands.

Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities earned by, granted to or issued to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2025.

	Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price (NIS)	Option expiration date	Value of unexercised in-the-money options (NIS, in thousands)
Alexander Rabinovich Chief Executive Officer	345,000	21.76	06.21.2026	-

Amos Cohen	134,708	5.94	03.14.2027	-
Chief Financial Officer	95,292	5.94	08.31.2026	-
	230,000	5.94	05.15.2026	-

Einat Zehavi	53,883	5.94	03.14.2027	-
VP sales	46,117	5.94	08.31.2026	-
	34,000	5.94	05.15.2026

David Salton	4,046	25.14	01.09.2030	-
Director	15,000	9.50	09.05.2028	-

Lennie Michelson Grinbaum	4,046	25.14	01.09.2030	-
Director	15,000	9.50	09.05.2028	-

Compensation to Other Senior Management and Directors

The aggregate compensation paid by us to our other executive officers and directors (not listed above) for the year ended December 31, 2025, was approximately NIS 370 thousand, including pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

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

Equity Participation through Equity Incentive Plans

We have, as a part of our long-term incentives, adopted equity incentive plans, including an Equity Incentive Plan, which was originally adopted by the Board in March 2015 and amended and restated by the adoption of the Israeli Option Plan, as approved by the general meeting of the shareholders held on September 15, 2022 (the “Israeli Option Plan”). On March 20, 2025 the Board approved an extension of the Israeli Option Plan until March 31, 2026. The purpose of our equity incentive plans is to provide us with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants, to reward such of those non-employee directors, employees and consultants as may be granted options by the Board from time to time for their contributions towards our long term goals and success and to enable and encourage such non-employee directors, employees and consultants to acquire our shares as long term investments and proprietary interests in InterCure.

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

Corporate Governance

Except as stated above and in “Item 16G. - Corporate Governance”, we comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers.

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

Code of Conduct

The board has adopted a written Code of Business Conduct (the “Code”) that applies to our officers (including without limitation, the Chief Executive Officer and Chief Financial Officer), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of Form 20-F. We will provide to any person without charge, upon request by mail or by telephone, a copy of our Code.

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

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law. Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

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

Our employees are classified as either production workers or administrative workers. As of December 31, 2025, we employed approximately 80 production workers and 65 administrative employees, and approximately 140 retail and distribution employees.

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

Equity Incentive Plans

We have, as part of our long-term incentives, adopted an equity incentive plan, which was originally adopted by the Board in March 2015 and amended and restated by the adoption of the Israeli Option Plan, as approved by the general meeting of the shareholders, held on September 15, 2022. On March 20, 2025, the Board approved an extension of the Israeli Option Plan until March 31, 2026. The purpose of our Israeli Option Plan is to provide for the grant of options to our directors, officers, employees, nonemployee service providers and controlling shareholders (as defined the Israeli Income Tax Ordinance [New Version], 5721-1961) (the “Tax Ordinance”).

As of December 31, 2025, options to purchase 2,032,626 shares were outstanding. Of such outstanding options, options to purchase 1,644,170 shares were vested as of December 31, 2025, with a weighted average exercise price of NIS 12.13 per share.

The Israeli Option Plan provides that no options can be issued thereunder if the aggregate number of options outstanding under the plan at the time of the grant exceeds 15% of the issued and outstanding ordinary shares of InterCure at the time. The Israeli Option Plan provides for options to be granted at the determination of the Board (which is entitled to delegate its powers under the Israeli Option Plan to the Compensation Committee), in each case, subject to applicable laws and the rules. Upon termination of employment without cause (as defined in the Israeli Option Plan), in the event of death, retirement or disability, all unvested options will expire and all vested options at the time of termination will generally be exercisable for three months (which may be extended to up to 12 months in the governing option agreement) following such termination, subject to the terms of the Israeli Option Plan and the governing option agreement. If we terminate an optionee’s employment or engagement for cause (as defined in the Israeli Option Plan) the optionee’s right to exercise all vested and unvested the options granted to him or her will expire immediately.

In the event that options allocated under the Israeli Option Plan expire or otherwise terminate, such expired or terminated options can become available following Board approval under the Israeli Option Plan.

Section 102 of the Israeli Tax Ordinance allows InterCure’s employees, directors and officers who are not controlling shareholders (as such term is defined in the Israeli Tax Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. InterCure’s non-employee service providers and controlling shareholders may only be granted options under another section of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 of the Israeli Tax Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Israeli Tax Ordinance, the issuance to a trustee under the “capital gains track.” The Board selected the “capital gains track” for grants to Israeli employees under the Israeli Option Plan. Under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

See “Item 6.B Compensation — Stock Options and Other Compensation Securities” for a summary of all compensation securities earned by, granted to or issued to our five most highly compensated directors and executive officers on an individual basis for the year ended December 31, 2025. Please also see “Item 7.A. Major Shareholders and Related Party Transactions” for additional information regarding share ownership of our directors and executive officers in the Company as of the most recent practicable date.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 30, 2026, by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group;

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options and warrants that are currently exercisable or exercisable within 60 days of April 30, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned has been computed on the basis of 54,681,335 ordinary shares outstanding as of April 30, 2026.

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

	No. of Shares Beneficially Owned	Percentage Beneficially Owned(**)
5% or more shareholders:
Alexander Rabinovich (1)	17,285,454	30.21%
Yaron Jacobi (2)	5,358,210	9.53%
Yael Figel (3)	4,116,947	7.53%
Directors and executive officers who are not 5% or more shareholders:
David Salton (4)	12,483	*
Lennie Michelson Grinbaum (5)	19,226	*
Gideon Hirschfeld (6)	12,483	*
Alon Granot (7)	8,438	*
Amos Cohen (8)	539,947	*

All directors and executive officers as a group (6 persons)	17,878,030	30.97%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
**	On a fully diluted basis.

(1) Consists (i) 5,240,333 ordinary shares, (ii) 402,500 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2026, (iii) 2,070,392 ordinary shares issuable upon exercise of warrants exercisable within 60 days of April 30, 2026, (iv) 7,747,805 ordinary shares held by D.I.M Investments Ltd., (v) 1,246,924 ordinary shares held by Green Forest Global (A.S.R) Ltd. D.I.M Investments Ltd. and Green Forest Global (A.S.R) Ltd. are controlled by Alexander Rabinovich, who holds voting and dispositive power over the securities. The address of D.I.M Investments Ltd. is 8 Yehudit Blvd, Tel Aviv, 6708608, Israel. The address of Green Forest Global (A.S.R) Ltd. is 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

(2) Consists of (i) 3,805,415 Ordinary Shares; and (ii) 1,552,795 Ordinary Shares issuable upon the exercise of Outstanding Warrants. Mr. Jacobi’s address is 1 Arthur Rubinstein St., Tel Aviv, 6967116, Israel.

(3) Consists of (i) 4,116,947 Ordinary Shares;

(4) Consists 12,483 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2026.

(5) Consists (i) 6,743 ordinary shares, and (ii) 12,483 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2026.

(6) Consists 12,483 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2026.

(7) Consists 8,438 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2026.

(8) Consists (i) 460,000 Ordinary Shares, and (ii) 79,947 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2026.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since December 31, 2022, except for the following changes:

●	On March 3, 2025, following issuance of ordinary shares and warrants exercisable into ordinary shares of the Company in a private placement offering, Mr. Alexander Rabinovich became a beneficial owner of approximately 29.32% of our ordinary shares, reflecting an increase from the percentage owned as reported in our Annual Report on Form 20-F for the year ended December 31, 2024, which stated that as of April 1, 2024, Mr. Alexander Rabinovich beneficially owned 25.73%.

B.	Related Party Transactions.

The following is a description of related party transactions, or series of related party transactions since January 1, 2025, pursuant to which we are a party and in which the other parties include our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

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

Private Placement

Our funding includes a commitment by certain investors, including our Chief Executive Officer and Chairman of the Board, Mr. Alexander Rabinovich, and two existing shareholders, Mr. Yaron Yakobi and Mr. Ynon Hagag.

Bridge Loan

On December 31, 2025, we entered into a bridge loan agreement with Mr. Alex Rabinovich, our controlling shareholder, pursuant to which Mr. Rabinovich provided us with a loan in the principal amount of NIS 11 million to finance our operations and working capital. The transaction was approved by our Board of Directors in accordance with the requirements of the Companies Law and the Israeli Companies Regulations (Reliefs for Transactions with Interested Parties), 2000 as applicable to transactions with controlling shareholders and was determined to constitute a qualifying transaction. Under the terms of the approved arrangement, the loan bears interest at the rate prescribed for purposes of Section 3(j) of the Tax Ordinance, as updated from time to time, has a term of 12 months from the date on which the full amount of the loan is advanced, is unsecured and may be prepaid by us, in whole or in part, at any time without penalty. Repayment of the loan, whether during or at the end of the loan term, is subject to our solvency, cash flow and ability to make such payment in compliance with applicable law and the duties of our officers. In addition, if we complete a future investment round, including by way of a PIPE or similar transaction, in which Mr. Rabinovich participates, then, subject to receipt of all required approvals under applicable law, the outstanding principal amount of the loan may be credited against Mr. Rabinovich’s funding participation in such investment round through an offset against the purchase price of the shares and/or convertible securities to be issued to him in such round. The number and type of securities to be issued, their price, the other terms of the issuance, and whether any accrued interest will also be credited, if at all, will be determined solely in accordance with the final terms of such investment round as duly approved, and the loan agreement does not pre-determine any such terms. If no investment round is completed within the agreed timeframe, the loan will be repayable in accordance with its terms. As of the date of this Annual Report, approximately NIS 5 million of the loan principal had been repaid.

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

See “Item 6.B - Compensation” for compensation to our directors and officers.

C.	Interests of Experts and Counsel.

None.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings.

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

On September 25, 2024, the applicants submitted a motion to introduce new evidence in the Appeal. The respondents opposed the motion, arguing that the new evidence was irrelevant to the Appeal and that its submission constituted an abuse of process. On March 2, 2025, the respondents submit their response. A trial hearing is scheduled to be held on November 16, 2026.

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

On March 12, 2026, following an arbitration procedure the arbitrator ruled in favor of InterCure and determined that NIS 3.35 million of the claim submitted by InterCure and Canndoc constitutes a secured claim backed by the pledged real estate asset, subject to final distribution of proceeds.

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

On April 4, 2024, Cann filed its reply to the Company’s statement of defense to the counterclaim. On November 18, 2024, the parties submitted a procedural agreement regarding the management of preliminary proceedings. The following day, on November 19, 2024, the court issued a decision approving the agreement and setting a deadline of July 1, 2025, for the parties to submit an update. On February 24, 2025, the parties exchanged general affidavits of disclosure of documents, and access to documents was provided. A pre-trial hearing originally scheduled for December 10, 2024, was canceled by the court’s decision on November 19, 2024. On July 1, 2025, the parties submitted a joint motion for approval of a procedural arrangement. On July 6, 2025, the Tel Aviv District Court unexpectedly declined to approve the arrangement and ordered the strikeout of the claim and counterclaim, citing delays in the proceedings. On July 17, 2025, the parties filed a joint notice opposing the strikeout and clarifying that the delays were due to the war in Israel and reserve military service of Company representatives and legal counsel. The court did not accept the parties’ joint request and, on the same date, ordered the strikeout of the proceedings, which became effective on July 21, 2025. The strikeout was purely procedural and unrelated to the merits of the case. The Company is currently evaluating its next steps in this matter. Management rejects the claims made by Cann and plans to dispute them if new claim will be filed.

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

A pre-trial hearing was held on October 29, 2024, during which the court scheduled a second pre-trial hearing for June 18, 2025. On March 10, 2025, the parties submitted evidence for the main claim and counterclaim, and court hearings have been scheduled for October 2026.

Additional claims

Former business partners claiming damages amounting up to NIS 1.6 million. The Company’s management rejects the claims based on its legal advisors’ opinion and does not expect claims to result in material liabilities.

On May 15, 2025, a claim was filed by “Brit Shevet Avraham” against the Company and Canndoc. The lawsuit seeks, among other things, court orders instructing the defendants to remove alleged unlawful publications regarding medical cannabis, to refrain from engaging in any commercial advertising of medical cannabis, and to cease indirect advertising of medical cannabis through collaborations with pharmacies. On September 11, 2025, the defendants filed a motion to dismiss the claim on threshold grounds including lack of legal personality and standing, that the claimant purports to act as a “public plaintiff”, and that the action constitutes an indirect attempt to challenge the Ministry of Health’s regulatory policy, following prior proceedings that failed. On December 7, 2026, the Court ordered a strike out of the claim.

On December 15, 2025, as publicly reported, we had become aware that the Bazelet group of companies had filed an application with the Israeli District Court for a temporary stay of proceedings as part of certain restructuring proceedings. Following a court hearing held on December 22, 2025, the Israeli District Court granted an initial stay of proceedings order to the Bazelet group of companies for a period of 90 days (which was extended by 60 days) and appointed court-appointed arrangement managers to oversee the restructuring process. In connection with outstanding commercial balances owed to us by Bazelet, on December 16, 2025 we filed a proof of claim in the amount of approximately NIS 27 million. We continue to monitor developments in such restructuring proceedings, review the relevant court filings and evaluate appropriate legal and commercial actions, including the assessment of alternative service providers, in order to protect and preserve our rights and operational continuity.

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

Our ordinary shares are currently listed and traded on two stock exchanges. First, since 2018 our ordinary shares have been trading on the TASE under the symbol “INCR.” Since September 1, 2021, our ordinary shares have been trading on the Nasdaq Global Market under the ticker symbol “INCR”.

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

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as us, are generally subject to corporate tax at the rate of 23% on their taxable income. However, the effective tax rate imposed on a company that derives income from a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984) (“Innovation Law”), and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are generally awarded at rates of up to approximately 20%-50% of the project’s expenditures depending on program, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties typically range approximately between 3% to 6% of revenues from products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the SOFR rate, is repaid. Regulatory updates introduced in recent years, including amendments implemented from 2017 onward and subsequent administrative refinements. According to the new regulations, the royalties range between 1.3-5% depending on the company’s size and sector. The terms of the IIA participation also generally require manufacturing in Israel and that the transfer of know-how developed thereunder to be subject to prior approval of the IIA and payment of additional consideration. However, the export of products that incorporate the funded know-how is generally permitted, subject to export control laws. The royalty repayment is subject to the specific terms of the applicable approval may be required if the technology itself is transferred outside of Israel or license to use it was granted to a foreign entity.

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

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2026, including Excess Tax as detailed below).

1At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder, the aforementioned return is not required to be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return

In some instances where our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

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

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the provisions of the Convention between the Government of the U.S. and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), capital gains arising from the sale, exchange or disposition of our ordinary shares by (i) a person who qualifies as a resident of the U.S. within the meaning of the U.S.-Israel Tax Treaty, (ii) who holds the shares as a capital asset, and (iii) who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange, or disposition, subject to particular conditions; (ii) the capital gains from such sale, exchange, or disposition are attributable to a permanent establishment in Israel; or (iii) such person is an individual and was present in Israel for 183 days or more during the relevant tax year. In such case, the capital gain arising from the sale, exchange, or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange, or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions. An additional 2% surtax was introduced in 2025 and applies specifically to taxable capital income exceeding NIS 721,560 annually, including income from sources such as dividends, interest, capital gains, and passive royalties. This surtax stacks on the existing 3% general surtax on all income above the threshold, resulting in a 5% total surtax on qualifying capital income.

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

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the U.S. within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% if: (i) the shareholder is a U.S. corporation and holds at least 10% of the outstanding shares of our voting stock during the part of our tax year that precedes the date of payment of the dividends and during the whole of our prior tax year; (ii) not more than 25% of our gross income in the tax year preceding the payment of the dividends consists of interest or dividends, other than dividends or interest received from subsidiary corporations 50% or more of the outstanding shares of voting stock of which is owned by us at the time such dividends or interest are received by us; and (iii) the dividends are not sourced from income derived during a period for which we were entitled to the reduced tax rate applicable to a Preferred Enterprise under the Investment Law. If the dividends are sourced from income derived during a period for which we are entitled to the reduced tax rate applicable to a Preferred Enterprise or a Preferred Technology Enterprise under the Investment Law, to the extent that the first two conditions detailed above are met, the Israeli tax rate applicable to such dividends should be 15%.

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

For purposes of this description, a “U.S. holder” is a beneficial owner of ordinary shares who holds such ordinary shares as capital assets within the meaning of the Internal Revenue Code of 1986 and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the U.S.; (ii) a corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the U.S. and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Dividends will be income from sources outside the U.S., and generally will be “passive category” income or, for certain taxpayers, “general category” income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a U.S. holder. The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. holders should consult their own tax advisors with respect to these matters.

Sale, Exchange or other Disposition of ordinary shares

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of ordinary shares will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in those ordinary shares. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. The capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the shares sold. There are limitations on the deductibility of capital losses.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurance that we or any of our subsidiaries will not be classified as a PFIC until the close of the current taxable year or for any future taxable year.

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

Information with Respect to Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their U.S. federal tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. If a U.S. holder does not include in such holder’s gross income an amount relating to one or more specified foreign financial assets, and the amount such U.S. holder omits is more than $5,000, any tax such U.S. holder owes for the tax year can be assessed at any time within 6 years after the filing of such U.S. holder’s federal tax return. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible application of the foregoing or other U.S. informational reporting requirements to our ordinary shares in light of their particular circumstances.

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

We are an Israeli company and a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Further, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our principal shareholders are exempt from the reporting provisions thereunder. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

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

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2025 and 2024. The following table provides information regarding fees billed by us to Somekh Chaikin:

for all services, including audit services, for the years ended December 31, 2025 and 2024:

	2025		2024
(NIS in thousands)
Audit fees (1)	NIS	1,092	NIS	1,337
Audit related fees		41		-
Tax fees	NIS	257	NIS	148
All other fees		-		-
Total	NIS	1,390	NIS	1,485

(1)	The audit fees for the years ended December 31, 2025 and 2024 include professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

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

We intend to rely on this “home country practice exemption” with respect to the following Nasdaq Listing Rules:

●	Quorum requirements. Although our articles of association require for a general meeting of shareholders the presence of at least two shareholders present in person or by proxy who hold or represent at least 33 1/3% of the voting rights in the Company, they provide that if such meeting is adjourned for lack of quorum, the quorum at the adjourned meeting will consist of two shareholders who hold and represent at least 10% of the issued and paid-up share capital of the Company. We intend to follow this provision of our articles of association in lieu of the corresponding Nasdaq Listing Rule requirement.

●	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make its annual reports available to shareholders in one of a number of specific manners, Israeli law does not require that we distribute annual reports, including our financial statements. As such, the generally accepted business practice in Israel is to distribute such reports to shareholders through a public regulated distribution website. In addition to making such reports available on a public regulated distribution website, we make our audited financial statements available to our shareholders at our offices and only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Shareholder approval. We seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below a minimum price. By contrast, under the Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors, and shareholders are all required; (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the by the company’s shareholders Special Majority; (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the approval by the company’s shareholders Special Majority; (d) approval of transactions with Company’s Chief Executive Officer with respect to his or hers compensation, whether in accordance with the approved compensation policy of the Company or not in accordance with the approved compensation policy of the Company, or transactions with officers of the Company not in accordance with the approved compensation policy; and (e) approval of the compensation policy of the Company for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Majority independent directors. We do not follow Nasdaq Listing Rule 5605(b)(1) requiring the maintenance of a majority of independent directors. Instead, we follow Israeli law and practice, according to which we are required to appoint at least two external directors (within the meaning of such term in the Companies Law) to our board of directors.

●	Regularly scheduled meetings of independent directors. We do not follow Nasdaq Listing Rule 5605(b)(2) requiring that our independent directors have regularly scheduled meetings at which only independent directors are present. Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●	Nomination of Directors. As permitted under Israeli law and pursuant to Israeli practice, the nominations for members of the Board will be generally made by the Board or a duly authorized committee thereof and not by a nominating committee of the Board consisting solely of independent directors or a majority of the independent directors in a vote in which only independent directors participate, as required under the Nasdaq rules.

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

This policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures and obligations that directors and officers of the Company, the Company’s subsidiaries and/or affiliates must observe, and comply prior to, or after effecting any transaction in our securities.

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

InterCure Ltd.

Consolidated Financial Statements as of December 31, 2025

InterCure Ltd.

Consolidated Financial Statements as of December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Intercure Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercure Ltd. and its subsidiaries (hereinafter –“the Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2025, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

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

Tel-Aviv, Israel

April 30, 2026

- - - - - - - - - - - -

Intercure Ltd.
Consolidated Statements of Financial Position

		As of December 31
		2025	2024
		NIS in thousands
Current assets
Cash and cash equivalents	4	46,466	78,318
Deposits and restricted cash		2,034	1,316
Trade receivables, net	12A	21,177	51,846
Other receivables	12B	138,796	134,660
Inventory	5	108,007	120,305
Biological assets	6	57	5,023
Financial assets measured at fair value through profit or loss	7	209	333

Non-current assets
Other receivables		4,790	423
Property, plant and equipment and right-of-use assets	9	102,812	105,244
Goodwill	10	219,192	224,594
Deferred tax assets	15	45,989	38,365
Financial assets measured at fair value through profit or loss	11	122	2,147
Investment in associate and loans		901	-

		373,806	370,773

Total assets		690,552	762,574

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.
Consolidated Statements of Financial Position

		As of December 31
		2025	2024
		NIS in thousands
Current liabilities
Short term loans and current maturities		88,802	69,435
Trade payables		68,144	77,540
Other payables	12C	43,453	41,809
Contingent consideration	8	2,966	3,966
Short term loan from controlling shareholder	23	11,000	-
Financial liability with respect to shares and warrants to be issued	18	-	34,000

		214,365	226,750

Non-current liabilities
Long term loans	17	59,460	113,979
Liabilities in respect of employee benefits		881	973
Lease liability	14	19,489	23,201

		79,830	138,153

Total liabilities		294,195	364,903

Equity	18
Share capital, premium and other reserves		675,596	658,599
Capital reserve for transactions with controlling shareholder		2,388	2,388
Capital reserve for transactions with non-controlling interests		13,561	13,561
Receipts on account of warrants		19,591
Accumulated losses		(314,615)	(277,579)

Equity attributable to owners of the Company		396,521	396,969

Non-controlling interests		(164)	702

Total equity		396,357	397,671

Total equity and liabilities		690,552	762,574

April 30, 2026	/s/ Alex Rabinovitch	/s/ Amos Cohen
Approval Date of the Financial Statements	Alex Rabinovitch Chairman of the Board and CEO	Amos Cohen CFO

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.
Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the year ended December 31
		2025	2024	2023
	Note	NIS in thousands (excluding data regarding loss per share)
Revenue		270,200	238,845	355,553
Cost of revenue before fair value adjustments	19	229,519	203,252	247,214

Gross income before impact of changes in fair value		40,681	35,593	108,339

Unrealized changes to fair value adjustments of biological assets	6	21	6,458	261
Loss from fair value changes realized in the current year		7,521	11,818	3,505

Gross profit		33,181	30,233	105,095

Research and development expenses		390	414	388
General and administrative expenses	19	40,889	53,669	42,610
Sales and marketing expenses	19	52,507	54,225	53,269
Other expenses (income), net	19	(37,522)	(12,807)	47,138
Changes in the fair value of financial assets through profit or loss, net	7,11	2,028	(341)	665
Share based payments	18	2,429	2,281	2,592
Share of profit of investees accounted for using the equity method		(296)	-	-

Operating loss		(27,244)	(67,208)	(41,567)

Financing income	20	3,129	2,747	5,883
Financing expenses	21	19,988	22,862	25,601

Financing expenses, net		16,859	20,115	19,718

loss before taxes on income		(44,103)	(87,323)	(61,285)

Tax (expense) benefit	15	7,319	14,530	(2,248)
Total comprehensive loss for the year		(36,784)	(72,793)	(63,533)

Attribution of net loss for the year:
To the Company’s shareholders		(35,710)	(67,795)	(61,959)
To non-controlling interests		(1,074)	(4,998)	(1,574)
Total		(36,784)	(72,793)	(63,533)

Loss per share	22
Basic loss		(0.66)	(1.48)	(1.36)
Diluted loss		(0.66)	(1.48)	(1.36)

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.
Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Capital reserve for transactions with non-controlling interests	Receipts on account of warrants	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2025	658,599	2,388	13,561	-	(277,579)	396,969	702	397,671

Loss for the year					(35,710)	(35,710)	(1,074)	(36,784)
Issuance of ordinary shares and warrants (see note 1B2)	15,909	-	-	19,591	-	35,500	-	35,500
Attribution of loss from non-controlling interest (Note 2C)	-	-	-	-	(1,326)	(1,326)	1,326	-
De-recognition of an obligation to issue shares(Note 8)	(1,341)	-	-	-	-	(1,341)	(1,118)	(2,459)
Share-based payment (Note 18M)	2,429	-	-	-	-	2,429	-	2,429

As of December 31, 2025	675,596	2,388	13,561	19,591	(314,615)	396,521	(164)	396,357

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.
Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Capital reserve for transactions with non-controlling interests	Receipts on account of warrants	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2024	643,158	2,388	13,561	-	(203,995)	455,112	1,950	457,062

Loss for the year					(67,795)	(67,795)	(4,998)	(72,793)
Issuance of shares related to business combinations (Note 8)	14,180	-	-	-	-	14,180	-	14,180
Dividends to non-controlling interests in subsidiaries	-	-	-	-	-		(98)	(98)
Attribution of loss from non-controlling interest (Note 2C)	-	-	-	-	(5,789)	(5,789)	5,789	-
De-recognition of an obligation to issue shares (Note 8)	(1,020)	-	-	-	-	(1,020)	(1,941)	(2,961)
Share-based payment (Note 18M)	2,281	-	-	-	-	2,281	-	2,281

As of December 31, 2024	658,599	2,388	13,561	-	(277,579)	396,969	702	397,671

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.
Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Capital reserve for transactions with non-controlling interests	Receipts on account of warrants	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2023	632,025	2,388	-	8,541	(141,649)	501,305	20,172	521,477

Loss for the year	-	-	-	-	(61,959)	(61,959)	(1,574)	(63,533)
De-recognition of non-controlling interests	-	-	13,561	-	-	13,561	(13,561)	-
Dividends to non-controlling interests in subsidiaries	-	-	-	-	-	-	(3,474)	(3,474)
Attribution of loss from non-controlling interest (Note 2C)	-	-	-	-	(387)	(387)	387	-
Expiration of options (Note 18M)	8,541	-	-	(8,541)	-	-	-	-
Share-based payment (Note 18M)	2,592	-	-	-	-	2,592	-	2,592

As of December 31, 2023	643,158	2,388	13,561	-	(203,995)	455,112	1,950	457,062

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.
Consolidated Statements of Cash Flows

	For the year ended December 31
	2025	2024	2023
	NIS in thousands
Cash flows from operating activities

Loss for the year	(36,784)	(72,793)	(63,533)
Taxes paid	306	(12,887)	(7,611)
Adjustments required to present cash flows from operating activities (A)	53,319	18,754	17,513

Net cash provided by (used in) operating activities	16,841	(66,926)	(53,631)

Cash flows from investing activities

Purchase of property, plant and equipment	(3,549)	(4,376)	(2,619)
Loans granted (Note 12B)	(545)	(928)	(5,159)
Increase in restricted cash	(909)	(465)	(60)
Decrease in restricted cash	212	9,053	4,650
Acquisition of Subsidiaries, net of cash acquired (Note 8)	(114)	1,108	-
Deconsolidation of subsidiaries, net of cash (Note 8)	2,430	(253)	-
Investments in equity accounted investee	(651)	-	-
Brand acquisition	-	(450)	-
Repayment of loans granted	196	14,000	11,291
Proceeds from sales of property, plant and equipment	-	-	25
Interest received	939	-	845
Payments of contingent consideration	-	-	(4,200)

Net cash provided by (used in) investing activities	(1,991)	17,689	4,773

Cash flows from financing activities

Receipt on account of shares and warrants (Note 18I)	-	34,000	-
Issuance of shares and warrants (Note 18I)	1,500	-	-
Lease payments	(5,007)	(5,460)	(4,713)
Receipt of loans from banks	10,150	188,441	62,726
Repayment of loans from banks	(45,272)	(175,238)	(119,919)
Dividend distribution to non-controlling interests	-	(98)	-
Repayment of loan from related party	-	-	(76)
Receipt of loan from related party and controlling shareholder	11,000	-	-
Interest paid	(19,029)	(15,190)	(20,907)

Net cash provided by (used in) financing activities	(46,658)	26,455	(82,889)

Decrease in cash and cash equivalents	(31,808)	(22,782)	(131,747)
Exchange differences in respect of balances of cash and cash equivalents	(44)	(39)	297
Balance of cash and cash equivalents at beginning of year	78,318	101,139	232,589

Balance of cash and cash equivalents at end of year	46,466	78,318	101,139

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.
Consolidated Statements of Cash Flows

	For the year ended December 31
	2025	2024	2023
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the Consolidated Statements of Profit or Loss and Other Comprehensive Income:

Gain from deconsolidation of subsidiaries	3,266	(1,326)	-
Impairment losses on property, plant and equipment	-	-	4,589
Impairment losses on goodwill	-	-	63,101
Changes in loan measured at fair value through profit or loss	-	-	2,330
Depreciation	17,148	15,371	13,166
Share-based payment (Note 18M)	2,429	2,281	2,592
Changes in the fair value of financial assets through profit or loss, net	2,149	(371)	661
Finance expenses, net	16,859	20,115	19,718
Remeasurement of contingent consideration	-	-	1,067
Tax expense (benefit)	(7,319)	(14,530)	2,248
Loss on sale of property, plant and equipment	-	394	412
Changes in loan from non-controlling interest	-	-	(1,014)
Gain in respect of acquisition of a subsidiary	-	(202)	-
Change in liabilities in respect of employee benefits, net	(92)	132	(184)
Change in consideration payable in shares	-	6,082
	34,440	27,946	108,686
Changes in assets and liabilities items:

Decrease (increase) in trade receivables	30,843	8,427	(23,492)
Increase (decrease) in other receivables	(21,551)	4,837	(64,918)
Decrease (increase) in inventory	10,981	(13,237)	34,664
Decrease (increase) in biological assets	4,966	(4,201)	5,543
Increase in trade payables	(8,816)	(8,900)	(47,627)
Increase in other payables	2,456	3,882	4,657
	18,879	(9,192)	(91,173)

	53,319	18,754	17,513

B) Material non-cash activities
Disposal (acquisition) of subsidiary, net of cash against share issuance (Note 8)	-	(8,098)	-
Deconsolidation of subsidiaries, net of cash (Note 8)	-	1,020	-
Purchase of property, plant and equipment	10,384	5,970	7,364
Additions to right-of-use assets	767	6,733	2,976
Issuance of shares and warrants	34,000
De-recognition of non-controlling interests	-	-	13,561

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.
Consolidated Statements of Cash Flows

C) Aggregate cash flows derived for the Company as a result of acquisitions (Note 8):

	2025	2024
	NIS in thousands
Trade and other receivables	114	3,325
Inventory and biological assets	-	2,622
Property, plant, equipment and right-of-use asset	85	10,199
Trade and other payables	(294)	(13,585)
Short term loan	25	198
Short term loan to related parties	-	-
Goodwill	184	7,939
Issuance of shares	-	(8,098)
Non-controlling interests	-	-
Contingent consideration	-	-
Deferred consideration	-	-
Lease liability	-	(3,506)
Financial assets measured at fair value through profit or loss	-	(202)
Total acquisition of subsidiary, net of cash	114	(1,108)

D) Aggregate cash flows derived for the Company as a result of disposal of subsidiaries:

	2025	2024
	NIS in thousands
Trade and other receivables	(3,661)	(4,468)
Inventory and biological assets	(1,317)	(1,351)
Property, plant, equipment and right-of-use asset	(69)	(3,601)
Trade and other payables	2,478	4,638
Short term loan	-	1,020
Goodwill	(5,586)	(4,548)
Issuance of shares	1,341	1,020
Payables for deferred consideration due to acquisitions	-	4,080
Non-controlling interests	1,118	1,941
Contingent consideration	-	120
Loss (gain)	3,266	(1,326)
Total disposal of subsidiary, net of cash	(2,430)	(2,475)

The accompanying notes are an integral part of the consolidated financial statements.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General

A.	The Company’s activity

InterCure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange (“TASE”) and the Nasdaq Global Market (“Nasdaq”), domiciled in Israel. Its offices are located in Herzliya, Israel. The Company is engaged in the medical cannabis sector mainly through its holdings of Canndoc Ltd. (hereinafter: “Canndoc”), Pharmazone Pharmacy Ltd. (hereinafter: “Pharmazone”) and Cannolam Ltd. (“Cannolam”). The Company also has additional holdings in the biomed sector.

Canndoc:

The Company holds 100% of Canndoc’s issued and paid-in capital.

The Company, through Canndoc, is engaged in research, marketing, cultivation, production and distribution of medical cannabis products in Israel and around the world.

Cannolam:

The Company holds 100% of the shares of Cannolam Ltd., an Israeli private company, which holds, independently and/or through its owned subsidiaries, the exclusive rights to the production, importing, distribution and use of leading international cannabis and lifestyle trademarks in the territory of the State of Israel. Inter alia, Cannolam Ltd. has exclusive rights in respect of the brands Cookies, Mr. Nice and Oxon Pharma.

Pharmazone:

The Company holds 100% of the shares of Pharmazone, an Israeli private company, which operates a pharmaceutical and medical cannabis trading house.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General (Cont.)

Other Holdings:

During 2022 and 2024, the Company engaged in a series of agreements for the acquisition or opening of 6 and 6 pharmacies, respectively.

During 2025 the Company entered into agreements for the acquisition of 100% of a trading house in southern Israel and the Company engaged in an agreement to purchase 100% of a company that is mainly engaged in research and development of cannabis-based medical products. See also Note 8.

Investments in the biomed sector:

The Company invested in two companies in the biomed sector: F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd., hereinafter: “Fore”) and Cavnox Ltd. (hereinafter: “Cavnox”). For additional details regarding investments in the biomed sector, see Note 11.

B.	Other Significant Events During the Reporting Period

1.	Following the brutal attacks on Israel, in October 2023, the Israeli Government declared a state of war. The security situation has led, inter alia, to a disruption in the chain of supply and production, a decrease in the volume of national transportation, a shortage in manpower as well as a decrease in the value of financial assets and a rise in the exchange rate of foreign currencies in relation to the New Israeli Shekel. In addition, the downgrading of Israel’s credit rating by the international rating agencies and the effects on the country’s budget have also affected the economy in general and the business activity of many companies and consequently also financial reporting.

In June 2025 the war significantly expanded to another front with the State of Israel opening a direct confrontation with Iran in the framework of operation “Rising Lion”. Upon the commencement of this operation, the State of Israel declared a special home-front situation and closed its airspace. This confrontation further intensified the impact of the war on the operations of many companies.

In October 2025, a ceasefire was reached between Israel and Hamas in the Gaza Strip.

Since the beginning of the war, the Southern facility has been damaged, including its inventory, property, plant and equipment and biological assets. In addition, until the first half of 2024, the southern facility was designated by the Israeli authorities as a closed military area and there was limited access to the site. The Company began the process of restoring the Southern facility in 2024, and returned to production in July 2024.

The Company is working diligently with the Israeli Tax authorities to obtain full compensation for the damages caused to the Company. As of December 31 2025, the Company submitted applications to the Israeli Tax authorities to receive compensation in the amounts of NIS 243 million for the inventory and biological assets lost and the impairment of goodwill, NIS 6 million for the property, plant and equipment and NIS 2 million for loss of profits in the pharmacies.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General (Cont.)

As of the date of the approval of these financial statements the Company has received advances in the amount of NIS 81.5 million.

The Company believes that it will be entitled to compensation from the Israeli Tax authorities for all direct and indirect damages suffered, including loss of profits. See Note 12B(A) and Note 19D.

2.	In March 2025, the Company raised NIS 35.5 million in a private placement offering and issued shares and warrants in a private allocation. See Note 18I.

3.	On September 17, 2025, the Company entered into a share purchase agreement to acquire 100% of Botanico Ltd. (“Botanico”), a company that has exclusive rights to distribute The Flowery’s acclaimed U.S. cannabis brands and genetics in Israel and across international markets.

The acquisition will be executed in two stages: in the first stage, the Company will acquire 50% of Botanico’s share capital in consideration for 2,261,345 of the Company’s ordinary shares and 205,710 options in a private placement offering. In the second stage, pursuant to the share purchase agreement, within two years, the Company will complete the acquisition of the remaining 50% of Botanico’s share capital in consideration for an additional 2,252,317 of the Company’s ordinary shares and 204,889 options. The closing of this acquisition has not yet occurred.

4.	In November 2025, the Company entered into a share purchase agreement and collaboration agreements with Cannasoul R&D Ltd., to acquire 28% ownership stake with an exclusive path to increase its holdings to 51% within two years for consideration of NIS 651 thousand.

C.	Definitions:

In these consolidated financial statements:

Company	-	InterCure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
NIS		New Israeli shekel.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Subsidiaries and companies, including a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, on the equity basis.
Controlling shareholder	-	As defined under the Israeli Companies Law.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Material Accounting Policies

Framework for preparation of the financial statements

The accounting policies described below was applied in the financial statements consistently, in all of the presented periods, unless specified otherwise.

A.	Presentation basis of the financial statements

The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the IASB.

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

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Material Accounting Policies (Cont.)

C.	Basis of consolidation

Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination

As of December 31, 2025, the non-controlling interests balance contain non-controlling interests that were measured at the date of the business combinations at their proportionate interest in the identifiable assets and liabilities of the acquiree.

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

Intercure Ltd.
Notes to the Consolidated Financial Statements

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

Intercure Ltd.
Notes to the Consolidated Financial Statements

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

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Material Accounting Policies (Cont.)

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

Deferred taxes

Deferred tax assets are recognized for unused carryforward tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. The Company determines the amount of deferred tax assets that can be recognized based upon taxable income forecast which carryforward losses can be offset. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Material Accounting Policies (Cont.)

M.	Financial instruments:

A.	Financial assets

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

B.	Impairment of financial assets

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

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Material Accounting Policies (Cont.)

The Company also has financial assets with short credit periods, such as trade receivables, to which it is entitled to apply the expedient specified in the model, i.e., the Company will measure the loss provision in an amount equal to the expected credit losses throughout the instrument’s entire lifetime. The Company chose to adopt the expedient in respect of those financial assets.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

C.	Financial liabilities measured at amortized cost

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

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Material Accounting Policies (Cont.)

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

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Material Accounting Policies (Cont.)

R.	New standards, amendments to standards and interpretations not yet adopted

Standard/interpretation amendment	The requirements of the publication	Effective date and transitional provisions	Effects
IFRS 18, Presentation and Disclosure in Financial Statements

This standard replaces IAS 1, Presentation of Financial Statements. The standard provides guidance for improving the structure and content of the financial statements, particularly the income statement.

The standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements.

As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes.

Furthermore, the results in the income statement will be classified into three new categories: an operating category, an investing category and a financing category.

In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (MPM).

Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes

		The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted.	The Group is examining the effects of the standard on its financial statements with no plans for early adoption.

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

In the process of applying the material accounting policies in the financial statements, the Group exercised discretion and took into account considerations regarding matters, which have a significant impact on the amounts which were recognized in the financial statements. Information about assumptions and estimates is included in the following notes:

Note 6 - Determination of the fair value of biological assets

The fair value of biological assets and the cost of inventory on the harvest date is determined based on the overall estimates of management for key assumptions.

Note 10 – Goodwill

To determine the recoverable amounts based on value in use, management estimates key underlying assumptions.

Note 12B(A) - Government grants

Income from Government grants is based on management estimates of amounts that will be received

Note 8D, 12A and 12B - Expected credit losses

Management measures expected credit loss allowance for receivables based on estimated loss rate.

Note 15 - Deferred taxes

Management estimates future taxable profits to measure deferred taxes.

Note 16 – Contingent liabilities

Management estimates magnitude and likelihood of outflow of resources.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 4 – Cash and Cash Equivalents:

	December 31
	2025	2024
	NIS in thousands

Cash	45,228	17,771
Short term deposits	1,238	60,547
	46,466	78,318

All cash is held in NIS

Note 5 – Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	December 31
	2025	2024
	NIS in thousands
Finished goods	18,125	62,706
Goods in process and dried inflorescence	89,882	57,599
Total inventory	108,007	120,305

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 6 – Biological Assets:

Fair value hierarchy

The biological assets are measured at fair value, using a valuation method according to the fair value levels.

	December 31
	2025	2024
	NIS thousands	NIS thousands
Biological Assets	57	5,023

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

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	2025	2024
	NIS in thousands
Balance as of January 1	5,023	822
Costs of growing medical cannabis plants	25,535	26,081
Change in fair value less selling costs	21	1,581
Transfer to inventory	(30,522)	(23,461)
Balance as of December 31	57	5,023

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 6 – Biological Assets (Cont.):

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A. Below are the main assumptions used:

	31/12/2025	31/12/2024
Net growing area (in thousands of square meters)	10.5	10.5
Estimated net yield as of the reporting date (tons) (1)	0.2	1.8
Estimated net selling price (NIS per gram) (2)	15.7	16.8
Estimated growing cycle length (in weeks) (3)	13	13
Estimated growing cycle completion rate (in percent) (4)	2%	23%
Proportion of plants which do not reach the harvesting stage (5)	3%	3%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(4)	By planting date vs. growing cycle length
(5)	According to the final product net weight

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	31/12/2025	31/12/2024
Average selling price	7	612
Proportion of plants which do not reach the harvesting	11	52

Note 7 – Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

As of December 31, 2025 and as of December 31, 2024, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.41% of XTL’s issued and paid-up capital.

As of the end of the reporting period, the Controlling Shareholder holds 21.58% of XTL shares.

The fair value of these shares as of the end of the reporting period was based on the quoted share price (level 1) as XTL is a publicly traded company listed in the Nasdaq and the TASE, see also Note 13B.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 – Investment in Subsidiaries:

The Company has three main subsidiaries, all in the cannabis sector: Canndoc, Pharmazone, and Cannolam, which are wholly owned (100%).

A.	Regarding the completion of the acquisition of 100% of Cannolam shares.

B.	Subsidiaries – Other Acquisitions

Acquisitions in 2025

Details in respect of subsidiaries

A.	On April 18, 2024, the Company engaged in an agreement to purchase 50% of “New day Distribution” trading house, the closing date was in January 2025 subsequent to which the Company holds 100% of “New Day Distribution” trading house, located in Eilat.
B.	In May 2025, the Company engaged in an agreement to purchase 100% of “Kanabo Research Ltd”, a company that is mainly engaged in research and development of cannabis-based medical products.
C.

In November 2025, the Company signed an agreement to end the engagement between the Company and the minority interest shareholders of “My Benyamina” pharmacy, which was signed in October 2021. As a result, My Benyamina pharmacy is no longer controlled by the Company.

Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

A.	Presented below is the fair value, as of the acquisition dates, of the transferred consideration:

NIS in thousands
Cash paid	235
Assignment of shareholders’ loan	(10,474)

Total	(10,239)

B.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	(235)
Less – acquired cash and cash equivalents	121

Total	(114)

C.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	121
Restricted cash	25
Trade and other receivables	114
Property, plant and equipment and right-of-use asset	85
Trade and other payables	(10,767)
Total identifiable net assets	(10,422)

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 – Investment in Subsidiaries: (Cont.)

D.	Goodwill

The consideration which was paid in the business combination included amounts associated with the expected benefits from synergy (collaboration), growth in revenue, and future developments in the subsidiaries operating market. These benefits are not recognized separately from goodwill, since the future economic benefits which are expected to arise from them are not reliably measurable. All of the above led to the recognition of goodwill in the amount of NIS 184 thousand.

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

Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

A.	Presented below is the fair value, as of the acquisition dates, of the transferred consideration:

NIS in thousands
Issuance of 1,590,023 ordinary shares of the Company	8,098
Assignment of shareholders’ loan	(1,548)
Fair value of the investment prior to the business combination	202

Total	6,752

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 – Investment in Subsidiaries: (Cont.)

B.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	-
Less – acquired cash and cash equivalents	1,108

Total	1,108

C.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	1,108
Restricted cash	361
Trade and other receivables	3,325
Inventory	2,622
Property, plant and equipment and right-of-use asset	10,199
Goodwill	517
Short term loan	(163)
Trade and other payable	(15,134)
Lease liability	(3,506)
Total identifiable net assets	(671)

D.	Goodwill

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

The goodwill is attributable mainly to the skills and technical talent of the acquiree’s workforce, and the synergies expected to be achieved from integrating the Company into the group’s existing regular business.

E.	Impact of the acquisition on the Company’s results

Total revenue for the consolidation period ended December 31, 2024, includes approximately NIS 33,135 thousand which is attributable to the subsidiaries acquired.

Additionally, total comprehensive loss for the consolidation period ended December 31, 2024, includes loss of approximately NIS 6,598 thousand which is attributable to subsidiaries acquired.

Had the acquisition taken place at the beginning of the twelve-month period ended December 31, 2024, the total revenue of the acquired subsidiaries would have been NIS 39,901 thousand.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 – Investment in Subsidiaries: (Cont.)

F.	At the date of business combination, the consideration payable in shares was classified as financial liability measured at fair value through profit and loss. As the number of Company’s shares to be issued was updated by the parties, and the market price of the Company’s share changed, the Company recorded other expenses of NIS 6 million

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

On April 18, 2024 the Company engaged in an agreement to purchase an additional 50% of “New day Eilat” pharmacy and 50% of “New day Distribution” trading house, subsequent to which the Company holds 100% from New day Eilat, and from January 2025 the Company holds 100% from “New day Distribution” trading house. See Note 8B.

D.	Joint operations

On December 19, 2022, the Company entered into a partnership agreement with Praetorian Global, Inc. the parent company of the cannabis brand, “Binske” to grant InterCure an exclusive right to cultivate, manufacture, market, and distribute Binske-branded products in major global pharmaceutical markets including Israel, Germany, Australia, UK and others. On December 30, 2022, the Company engaged in an agreement with a business partner to establish a 50/50 partnership in order to produce the Binske products. The agreement included an investment by each partner of up to NIS 40 million. The Company invested in the partnership by providing it inventory of NIS 20 million and it has also provided the partnership a loan of NIS 20 million.

During 2024 the partners agreed to terminate the partnership and accordingly the loan was reclassified to other receivables.

During 2025, in light of the deterioration in the financial condition and its progression towards insolvency of the partner, it was agreed to cancel the project and therefore the Company derecognized the balance of the receivables. See Note 12B.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 – Investment in Subsidiaries: (Cont.)

E.	Loss of control in subsidiary

Details in respect of subsidiaries in 2025

In November 2025, the Company signed an agreement to end the engagement between the Company and the minority interest shareholders of “My Benyamina” pharmacy, which was signed in October 2021. As a result, My Benyamina pharmacy is no longer controlled by the Company.

The Company recognized a loss from loss of control in the amount of NIS 3,266 thousand which was recognized as part of other expenses (income), net.

Identifiable assets and liabilities disposed of:

NIS in thousands
Cash and cash equivalents	(698)
Trade and other receivables	(3,661)
Inventories	(1,317)
Property, plant and equipment and right-of-use asset	(69)
Trade and other payables	2,478
Total identifiable net assets	(3,267)

The aggregate cash flows derived for the Company as a result of the disposal:

NIS in thousands
Cash and cash equivalents received	3,128
Less cash and cash equivalents of the subsidiary	(698)
Total	2,430

F.	Contingent consideration

Contingent consideration arises from previous purchases for which the settlement has not yet been closed.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 – Investment in Subsidiaries: (Cont.)

Details in respect of subsidiaries in 2024

A.	In March 2024, the Company signed an agreement to end the engagement between the Company and the minority interest shareholders of “Maayan Haim” pharmacy, which was signed in October 2021. As a result, Maayan Haim pharmacy is no longer controlled by the Company.

The Company recognized a profit from loss of control in the amount of NIS 1,264 thousand which was recognized as part of other expenses (income), net.

B.	In August 2024, the Company signed an agreement to end the engagement between the Company and the minority interest shareholders of “Amirim Pharm” pharmacy, which was signed in August 2022. As a result, Amirim Pharm pharmacy is no longer controlled by the Company.

The Company recognized a profit from loss of control in the amount of NIS 62 thousand which was recognized as part of other expenses (income), net.

Identifiable assets and liabilities disposed of:

NIS in thousands
Cash and cash equivalents	(1,575)
Trade and other receivables	(4,468)
Inventories	(1,351)
Property, plant and equipment and right-of-use asset	(3,601)
Trade and other payables	4,638
Financial liabilities	1,020
Overdraft	1,322
Goodwill	(270)
Lease liability	2,725
Total identifiable net assets	(1,560)

The aggregate cash flows derived for the Company as a result of the disposal:

NIS in thousands
Cash and cash equivalents received	-
Less cash and cash equivalents of the subsidiary	(235)
Total	(235)

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 9 – Property, Plant and Equipment and right of use assets:

2025

	Computers and office equipment	Right-of-use asset	Machinery and equipment	Buildings and greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2025	7,148	43,588	17,681	91,289	159,706
Disposals	(62)	(128)	-	(7)	(197)
Acquisitions as part of business combination	8	-	77	-	85
Additions during the year	144	810	3,000	10,789	14,743
Balance as of December 31, 2025	7,238	44,270	20,758	102,071	174,337

Less accumulated depreciation
Balance as of January 1, 2025	3,490	17,060	8,022	25,890	54,462
Disposals	-	(85)	-	-	(85)
Additions during the year	762	5,250	2,280	8,856	17,148
Balance as of December 31, 2025	4,252	22,225	10,302	34,746	71,525

Property, plant and equipment, net, as of December 31, 2025	2,986	22,045	10,456	67,325	102,812

2024

	Computers and office equipment	Right-of-use asset	Machinery and equipment	Buildings and greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2024	7,602	36,035	15,807	78,199	137,643
Disposals	(707)	(3,483)		(1,027)	(5,217)
Acquisitions as part of business combination	-	4,303	1,248	4,649	10,200
Additions during the year	253	6,733	626	9,468	17,080
Balance as of December 31, 2024	7,148	43,588	17,681	91,289	159,706

Less accumulated depreciation and impairment losses
Balance as of January 1, 2024	2,980	12,062	5,803	19,325	40,170
Disposals	(203)	(705)		(171)	(1,079)
Additions during the year	713	5,703	2,219	6,736	15,371
Balance as of December 31, 2024	3,490	17,060	8,022	25,890	54,462

Property, plant and equipment, net, as of December 31, 2024	3,658	26,528	9,659	65,399	105,244

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 10 – Goodwill:

A.	Movement in carrying amount

Goodwill
NIS thousands
Balance as at December 31, 2023	221,080
Acquisitions during 2024	8,062
Disposal of subsidiaries	(4,548)
Balance as at December 31, 2024	224,594
Acquisitions during 2025	184
Disposal of subsidiaries	(5,586)
Balance as at December 31, 2025	219,192

B.	Goodwill impairment testing

In order to test the impairment of goodwill, the goodwill was allocated to the Cannabis segment (See Note 2I).

On December 31, 2023 the recoverable amount of the cash-generating unit was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers.

The carrying amount of the unit was determined to be higher than its recoverable amount of NIS 391,720 thousand and an impairment loss of NIS 63,101 thousand was recognized in 2023. The impairment loss was allocated fully to goodwill and is included in other expenses, net.

On December 31, 2024 the recoverable amount of the cash-generating unit was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers.

The test results indicated that the recoverable amount of the cash-generating unit exceeds its carrying amount. Therefore, no additional impairment loss was recognized in 2024.

On December 31, 2025 the recoverable amount of the cash-generating unit was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the unit with the assistance of independent valuers.

The test results indicated that the recoverable amount of the cash-generating unit exceeds its carrying amount. Therefore, no additional impairment loss was recognized in 2025.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 10 – Goodwill: (Cont.)

C.	Key assumptions used in calculation of recoverable amount

The key assumptions used in the calculation of recoverable amounts are as follows:

(1)	Discount rate

The after-tax discount rate was 18% (2024: 15.25%) and was estimated based on past experience, and an industry average weighted average cost of capital, which was based on a possible range of debt leveraging of 14.4% (2024: 17%) at a market interest rate of 6.88% (2024: 10.21%).

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

An increase in the discount rate of 0.5% will affect the calculation of the unit’s value in use so that it will decrease by NIS 16,372 thousand. the recoverable amount of the cash-generating unit still exceeds its carrying amount.

(2)	Terminal value growth rate

A decrease in the terminal value growth rate of 0.5% will affect the calculation of the unit’s value in use so that it will decrease by NIS 6,845 thousand. The recoverable amount of the cash-generating unit still exceeds its carrying amount.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 11 – Investment in Assets Measured at Fair Value through Profit or Loss:

The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which is based on recent pricing in funding rounds.

	December 31
	2025	2024
	NIS in thousands
Fair value of the investment in Fore (A)	122	2,147
Fair value of the investment in Cavnox (B)	-	-
	122	2,147

A.	F.O.R.E Biotherapeutics Ltd.

In 2015 the Company signed an investment agreement together with the Pontifa Venture Capital and additional investors, for an investment in F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd.) (hereinafter: the “Agreement” and “Fore”).

Fore is developing an innovative technology which is intended to significantly improve the results of treatment of patients suffering from various types of cancer, using designated biological drugs.

In July 2025, Fore raised another round of series D convertible preferred stock in a lower price per share. As a result, the Company recorded approximately NIS 2 million loss.

As of December 31, 2025, the Company’s stake in Fore is approximately 0.02% of capital, undiluted (assuming conversion to ordinary shares), and approximately 0.02%, fully diluted.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 11 – Investment in Assets Measured at Fair Value through Profit or Loss: (Cont.)

B.	Cavnox Ltd.

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

On December 31, 2023, the fair value of Cavnox according to the valuation is immaterial. Therefore, the Company recorded a loss in the amount of NIS 965 thousand . In 2025 Cavnox entered a liquidation process.

Note 12 – Receivables and Payables

A.	Trade receivables, net:

	December 31
	2025	2024
	NIS in thousands
Open accounts *	25,419	53,735
Credit cards receivable	2,736	5,861
Provision for doubtful debts	(6,978)	(7,750)
	21,177	51,846

*	For additional information, please see Note 13A(2) regarding factoring.

During 2024, due to significant deterioration in the relationship, which was impacted by the war and the damages to the southern facility with one of its customers, who is also a business partner, which included the termination of the partnership (See Note 8D)- the company recorded a specific provision for expected credit loss which was based on a comparative benchmarking analysis with the impairment rate of impaired debts used by non-bank credit institutions and included the examination of the total past-due amounts, including their collaterals, other guarantees and their legal stand.

Following the process of restructuring proceedings filed to the court, the Company recorded an additional impairment.

B.	Other receivables:

	December 31
	2025	2024
	NIS in thousands
Institutions (A)	122,814	78,458
Prepaid expenses	1,137	1,507
Prepayments to suppliers	4,366	4,501
Loans to non-related parties, net (B)	6,169	40,857
Receivables revenue	608	608
Loans to related parties	428	614
Others	3,274	8,115
	138,796	134,660

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 12 – Receivables and Payables (Cont.)

(A)	As of December 31, 2025, and 2024 the Company received cumulative advance payments for compensation from the Israeli Tax authorities due to damage caused by the ar to the southern facility in a total amount of NIS 83 million and NIS 63 million, respectively.

The institutions balance as of December 31, 2025 and 2024, contains the additional compensation that the Company has reasonable assurance to receive from the Israeli Tax authorities, which is based on the Company and its advisors estimates, at an amount of NIS 114 million and NIS 62 million, respectively.

Generally, compensation received in respect of damage (such as loss of inventory) is recorded in cost of revenue and compensation received in respect of loss of revenue is recorded in other income.

As a result, the Company recorded in 2025 and 2024 other income in the amount of NIS 72 million and NIS 36 million, respectively.

The Company recorded in 2024 cost of revenue in the amount of NIS 7 million. See also Note 1(B)1 and Note 19(D)A.

(B)	The balance as of December 31, 2025, is comprised mainly of debts and loans provided to non-related parties as part of mergers and acquisitions processes which did not materialize and were not completed, net of respective provision for impairment. Debts and loans of approximately NIS 60 million includes Better transaction (see Note 16B(2)), SPAC transaction and additional transactions (uncompleted acquisition processes) which are in dispute. The Company examined the total debts and loans, including its collaterals, other guarantees and its legal stand and recorded a provision for impairment in a total amount of NIS 49.5 million, see also other expenses in Note 19D.

During 2025, following Bazelet’s request for a stay of proceedings in court due to a restructuring process, the Company recorded an additional impairment provision.

Balance before provision for impairment	60,170
Provision for impairment	(49,594)
Balance after provision for impairment	10,576
classified as short term receivables	6,169
classified as long term receivables	4,407

C.	Other payables:

	December 31
	2025	2024
	NIS in thousands
Accrued expenses	11,142	8,682
Institutions	13,089	16,562
Payroll and related liabilities	6,125	5,665
Short term lease liability	4,262	4,789
Contingent liability	1,558	3,670
Others	7,277	2,441
	43,453	41,809

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 13 – Financial Instruments and Management of Financial Risks:

A.	Financial risk factors

The Company’s activity exposes it to various financial risks, such as market risks (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management plan focuses on activities to minimize possible negative effects on the Company’s financial performance.

1)	Market risks:

A.	Foreign currency risk

The carrying amounts of the Group’s financial assets and liabilities which are denominated in foreign currency are as follows:

	Assets		Liabilities
	As of December 31		As of December 31
	2025	2024	2025	2024
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands
Investment in Fore – USD	122	2,147		-
Other receivables – USD	777	1,425		-
Trade payables – USD		-	385	12,491
Trade payables – CAD		-	11,747	2,197

B.	Price risk

The Company has invested in marketable shares listed on a stock exchange, which are classified as financial assets in respect of which the Group is exposed to risk due to volatility in the security’s price, which is determined based on market prices on the stock exchange. The balance of these investments in the financial statements as of December 31, 2025 is NIS 209 thousand.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 13 – Financial Instruments and Management of Financial Risks: (Cont.)

2)	Credit risk

Cash and cash equivalents:

Credit risk arises in respect of cash and cash equivalents. The Company engaged with banking corporations which have been given minimum independent ratings of BBB from S&P Global.

Customer debt:

The terms of customer credit are up to end of month + 90 days. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company evaluates provisions for doubtful debts on a case by case basis. The Company has a factoring agreement in respect of customer debt with a leading bank in Israel and other financing institutions. In accordance with the agreement, as of December 2025 and 2024, the Company assigned, through absolute assignment by way of sale, customer debt in the amount of approximately NIS 10 million and 7 million, respectively with an estimate annual interest of 7.6%.

3)	Liquidity risk:

The Company evaluates the risk of cash shortage using monthly budgets.

The following table presents the repayment periods of the Group’s financial liabilities, in accordance with their contractual terms, by undiscounted amounts (including payments in respect of interest):

As of December 31, 2025

	Up to one year	One year or more	Total
	NIS in thousands
Credit from banking corporations **	88,802	59,460	148,262
Trade payables and other payables	107,335	-	107,335
Lease liability (1)	4,262	19,489	23,751
Short term loan from related party (Note 23)	11,000	-	11,000
	211,399	78,949	290,348

As of December 31, 2024:

	Up to one year	One year or more	Total
	NIS in thousands
Credit from banking corporations **	69,435	111,334	180,769
Trade payables and other payables	114,559		114,560
Lease liability (1)	4,789	23,201	27,990
	188,783	134,535	323,319

**	The Company is in compliance with the required financial covenants. Therefore, the liabilities are presented under non-current liabilities.

(1)	The Company has lease agreements for the Company’s offices in Herzliya and for the pharmacies located throughout Israel. the term of the lease agreements ends between 2025 – 2036, depending on the location.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 13 – Financial Instruments and Mthegement of Financial Risks: (Cont.)

4)	Change in interest curves and inflation expectations

As from 2021 inflation rates in Israel and the world have been rising – in 2021 the rate of change in the Consumer Price Index in Israel increased, an increase that continued also in 2024. In 2024 and 2025 there were no significant changes in interest rates and therefore there was no further impact on the Company.

As of December 2025, the Company has loans in the amount of NIS 148 million.

The changes in the Consumer Price Index in Israel had minor effect on items in the financial statements.

B.	Disclosure of fair value

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	117		122	239
Investment in XTL stocks	92			92
Total assets	209		122	331

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	83	-	2,147	2,230
Investment in XTL stocks	250	-	-	250
Total assets	333	-	2,147	2,480

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 13 – Financial Instruments and Management of Financial Risks: (Cont.)

Financial assets

The Company has investments in investees measured at fair value through profit or loss.

The fair value of the investments in these investees as of December 31, 2025 amounted to a total of NIS 331 thousand, in accordance with the last price per share of the recent funding round (level 3) or quoted market price (level 1). For additional information see Note 11 above.

In accordance with the valuation of the investment, the fair value of shares was estimated according to the last price per share of the recent funding round. In this method the Company’s aggregate equity value is allocated to the underlying equity securities.

For details regarding the fair value of the investment in XTL shares, see Note 7 above.

Changes in financial instruments whose fair value measurement was classified at level 3:

	Financial assets measured at fair value through profit or loss in
	2025	2024
	NIS in thousands
Opening balance	2,147	1,922
Profit (loss) which was recognized in the statement of income	(2,025)	225
Closing balance	122	2,147

C.	Sensitivity analysis to changes in market factors:

Exchange rates

The Company is not subject to significant exposure to fluctuations in exchange rates.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 14 – Lease liability:

Maturity analysis of the Group’s lease liabilities

December 31,
2025
NIS thousands
Less than one year	4,262
One to five years	13,811
More than five years	5,678
Total	23,751
Current maturities of lease liability	4,262
Long-term lease liability	19,489
Payments of lease liabilities	5,007

Amounts recognized in profit or loss

	2025	2024	2023
	NIS thousands	NIS thousands	NIS thousands
Interest expenses on lease liability	779	820	726
Variable lease payments not included in the measurement of the lease liability	781	1,152	1,330
	1,560	1,972	2,056

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income:

A.	Tax rates applicable to the Company

The corporate tax rate has been 23% since 2018.

B.	Carryforward tax losses and other temporary differences

The Company has business losses and capital losses for tax purposes which are carried forward to future years and which amount to, as of December 31, 2025, a total of approximately NIS 201,054 thousand.

C.	Deferred taxes

The Company recorded deferred tax in the amount of NIS 46,243 thousand in respect of the balance of carryforward loss in the amount of NIS 201,054 thousand.

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

Balance of deferred tax asset	38,365
as at January 1, 2025
Changes recognized in biological assets	1,142
Changes recognized in carryforward tax losses	12,489
Other changes	(40)
Changes recognized in provision for ECL	5,488
Changes recognized in other receivables due to the tax authorities	(11,455)
Balance of deferred tax asset as at December 31, 2025	45,989

D.	Taxes on income which are included in the statements of profit or loss.

For the year ended December 31

	2025	2024	2023
	NIS in thousands	NIS in thousands	NIS in thousands
Current tax expense (income)	305	(846)	6,294
Deferred tax (income)	(7,624)	(13,684)	(4,046)

Tax expense (benefit)	(7,319)	(14,530)	2,248

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income: (Cont.)

E.	A reconciliation between the theoretical tax on the earnings before income and the tax expenses for the year ended December 31

	2025	2024	2023
	NIS in thousands
Loss before taxes on income	44,103	87,323	61,285
tax rate	23%	23%	23%

Total tax benefit (expense) at applicable tax rate	10,144	20,084	14,096
Nondeductible expenses	(609)	(916)	(482)
Nondeductible Share-based payment	(559)	(525)	(596)
Change in temporary differences for which deferred taxes are not recognized	(1,586)	(2,199)	529
Impairment losses on goodwill	-	-	(14,513)
Other differences	(71)	(1,914)	(1,282)
Total tax benefit at applicable tax rate	7,319	14,530	(2,248)

Note 16 – Commitments, Charges and Contingent Liabilities

A.	Engagements

1.	Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern Facility”). As of the reporting date, the northern facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the northern facility to a total area of approximately 16 dunams. The northern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. During the reporting period, Canndoc performed extension, upgrade and adjustment works on the northern facility, for the purpose of ensuring the northern facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries. The performance of the upgrade works was concluded in the fourth quarter of 2019; On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek.

On January 1, 2023, a separate legal entity was established, and from this date, the activity of the Northern Facility is executed under this entity.

Intercure Ltd.
Notes to the Consolidated Financial Statements

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

On May 26, 2020, Canndoc announced the receipt of a license from the medical cannabis unit at the Israeli Ministry of Health (the “medical cannabis unit”), for the engagement in and holding of a dangerous drug, in accordance with sections 6 and 7 of the Dangerous Drugs Ordinance (New Version), 5733-1973, for the propagation and growing of cannabis plants, and the processing of inflorescence and plants under IMC-GAP quality conditions, in Canndoc’s growing facility in southern Israel (hereinafter: the “southern site”), in a commercial scope of approximately 24,500 plants in parallel, as set forth in the growing license (hereinafter: the “growing license”). In accordance with the standard practice, the license is conditional on completing the construction of a post-harvest processing facility, and receipt of full IMC-GAP certification.

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

On March 12, 2026, following an arbitration procedure the Arbitrator ruled in favor of InterCure and approved the claim.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

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

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

On November 18, 2024, the parties submitted a procedural agreement regarding the management of preliminary proceedings. The following day, on November 19, 2024, the court issued a decision approving the agreement and sett a deadline of July 1, 2025, for the parties to submit an update.

On July 1, 2025, the parties submitted a joint motion for approval of a procedural arrangement. On July 6, 2025, the Tel Aviv District Court unexpectedly declined to approve the arrangement and ordered the strikeout of the claim and counterclaim, citing delays in the proceedings. On July 17, 2025, the parties filed a joint notice opposing the strikeout and clarifying that the delays were due to the war in Israel and reserve military service of Company representatives and legal counsel. The court did not accept the parties’ joint request and, on the same date, ordered the strikeout of the proceedings, which became effective on July 21, 2025. The strikeout was purely procedural and unrelated to the merits of the case. The Company is currently evaluating its next steps in this matter.

Management rejects the claims made by Cann and plans to dispute them if new claim will be filed.

3.	A statement of claim was filed by Geffen Residence & Renewal (formerly: Cannomed Medical Cannabis Industries Ltd.) (“Geffen”) with the Tel-Aviv district court on March 6, 2023. According to Geffen, Intercure fundamentally breached the purchase agreement signed between the parties in 2021. It is alleged that Intercure has failed to pay Geffen the full consideration under the agreement. The claim amounts to approximately NIS 8 million. The Company’s management, based on its legal advisors, disputes the claim, and is of the opinion that the agreement was breached by Geffen after it gave Intercure false representations under the agreement and did not meet the closing condition that was stipulated in the contract regarding Petach-Tikva pharmacy which did not receive medical cannabis license and accordingly the acquisition was not materialized.

The Company’s SoD was submitted on August 3, 2023, together with the Company’s counterclaim for over NIS 1,000,000.

Initial pre-trial court hearing was held during 2024 and 2025, and court hearings have been scheduled for October 2026.

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

4.	On April 17, 2023, an application for approval of a class action in Israel was filed against 26 defendants, among them the leading cannabis groups in Israel, including Intercure Ltd. And three of its subsidiaries (“the Approval Request”). The main claim in the Approval Request is that the medical cannabis companies advertise their medical cannabis products unlawfully. The court was requested in the Approval Request to determine that the representative class will consist of “any consumer of licensed cannabis and any consumer of unlicensed cannabis starting from the year 2020.”

The claimed compensation in the Approval Request amounts to NIS 420 million. Additionally, the applicants argue that they are entitled to a monetary reward of NIS 42 million and that punitive damages amounting to NIS 84 million are also due.

On July 20, 2023, the respondents filed a request to dismiss the Approval Request.

A trial hearing is scheduled to be held on November 16, 2026.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 16 – Commitments, Charges and Contingent Liabilities (Cont.)

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances. In light of the above, a provision in respect of the motion was not included in the Company’s financial statements.

5.	On May 15, 2025, a claim was filed by “Brit Shevet Avraham” against the Company and Canndoc. The lawsuit seeks, among other things, court orders instructing the defendants to remove alleged unlawful publications regarding medical cannabis, to refrain from engaging in any commercial advertising of medical cannabis, and to cease indirect advertising of medical cannabis through collaborations with pharmacies. On September 11, 2025, the defendants filed a motion to dismiss the claim on threshold grounds including lack of legal personality and standing, that the claimant purports to act as a “public plaintiff”, and that the action constitutes an indirect attempt to challenge the Ministry of Health’s regulatory policy, following prior proceedings that failed.

On December 7, 2025, the Court ordered a strike out of the claim.

6.	Additional claims have been filed by former business partners claiming damages amounting up to NIS 1.6 million. The Company’s management rejects the claims based on its legal advisors’ opinion and does not expect claims to result in material liabilities.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 17 – Loans

A.	Composition of long-term loans from banks:

NIS in thousands
Long-term credit from banks	59,460
Current maturities of long-term loans	47,042
106,502

B.	Information on material loans

	Original loan amount	Interest rate	Loans period (years)	December 31, 2024
	NIS thousands			NIS thousands
Long-term material loans from bank	132,000	Prime rate plus a spread of 1.5%-2.56%	1.5-5.5	97,852
Less current maturities				(40,237)
Total				57,615

Short-term material loans from bank	44,500	Prime rate plus a spread of 1.5%-2.5%		44,367

Note 18 – Equity

A.	Composition of share capital:

	December 31		December 31
	2025	2024	2025	2024
	Registered		Issued and paid-up
Shares with no par value	100,000,000	100,000,000	54,681,335	47,162,713

Issued and paid-up
Issued and paid-in share capital as of January 1, 2025	47,162,713
Private allocation of shares and warrants (I)	7,349,895
Issued shares to Company’s employees (J)	168,727

Issued and paid-in share capital as of December 31, 2025	54,681,335

B.	On May 15, 2022, the Company’s board of directors authorized management to offer a total of up to 596,937 options to an officer (the Company’s Chief Financial Officer) and 7 Canndoc employees, which constitute 1.3% of the Company’s shares in accordance with the Company 2015 ESOP plan.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 18 – Equity (Cont.)

C.	On September 15, 2022, the Company held an annual Special General Meeting of Shareholders, that approved an extension of the exercise period for 1,030,325 options previously granted to the Company’s chairman of the board, for an additional 3 years until December 31, 2026.

In 2025, the Company’s chairman of the board resigned and therefore the options expired in accordance with the Company’s compensation policy

D.	On November 14, 2022, the Company’s board of directors authorized management to offer a total of up to 287,131 options to Canndoc employees in accordance with the Company 2015 Options Plan.

E.	In August 2023, 1,631,708 warrants, which were granted in 2020 to four institutional investors, one additional investor, and the Company’s controlling shareholder, expired.

F.	During 2024, the Company engaged in several acquisitions. As a result of the acquisitions the Company has committed to issue ordinary shares, as part of the acquisitions considerations, equal to NIS 8 million.

During 2024, the Company allocated 1,590,023 ordinary shares of the Company.

G.	In December 2024, the Company allocated 75,000 and 68,557 warrants to the Company’s chairman of the board and to an advisor at Intercure.

H.	On December 31, 2024, the Company’s board of directors approved the repricing of options for employees in the Company, in the amount of 897,896 options, as well as extending their exercise period for an additional year. The incremental amount is approximately NIS 1.4 million. Out of which, NIS 0.7 million were recorded in 2024.

I.	On December 31, 2024, the Company’s board of directors approved the allocation of company shares, in a private allocation of shares and warrants, to nine investors and one investor, the controlling shareholder of the Company or a company under its control, who will invest a total of approximately NIS 34 million in the Company. the allocation was approved at the general meeting on February 3, 2025.

In February 2025, an additional investor invested NIS 1.5 million.

Following the approval of the general meeting, and all other required approvals, on March 3, 2025, the Company issued 7,349,896 shares and 7,349,896 warrants, and the amount was recorded in equity. The warrants have a term of 4 years, and an exercise price of 5.7 NIS.

J.	On July 8, 2025, the Company’s board of directors approved the allocation of 168,727 shares to the Company’s employees.

K.	On September 14, 2025, the Company’s board of directors approved the allocation of 461,911 warrants to an advisor at Intercure.

L.	Rights associated with shares:

Each share gives its owner the right to participate and to vote in the general meetings (each share has one voting right), and the right to receive dividends and/or bonus shares.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 18 – Equity (Cont.)

M.	Share-based payment transactions:

Expense recognized in the financial statements

The expense which was recognized in the financial statements for received services is presented in the following table:

	For the year ended December 31
	2025	2024	2023
	NIS in thousands
Total expenses recognized from share-based payment transactions	2,429	2,281	2,592

Options plan:

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
Notes to the Consolidated Financial Statements

Note 18 – Equity (Cont.)

Changes in share options during the year

Presented below is a table listing the number of share options, the weighted average of their exercise prices, and the changes which were made to the employee options plans during the current year:

	2025		2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS		NIS
Share options at beginning of year	2,783,512	11.28	3,019,831	11.59	3,402,113	11.44
Share options which were granted during the year	461,911	5.35	143,557	8.96	-	-
Share options which were forfeited during the year	13,198	9.23	54,040	17.71	278,491	15.24
Share options which expired during the year	1,199,599	13.08	325,836	72.88	103,791	6.87
Share options at end of year	2,032,626	10.95	2,783,512	11.28	3,019,831	11.59
Exercisable share options at year end	1,644,170	12.13	2,413,662	9.97	2,386,907	9.14

Note 19 – Expenses:

A.	Cost of revenue

	For the year ended December 31
	2025	2024	2023
	NIS in thousands
Payroll and associated expenses	4,713	2,105	8,401
Farm operating expenses	10,846	7,399	12,132
Purchases	197,191	211,112	240,765
Depreciation	8,974	4,543	5,295
Changes in inventory *	7,795	(21,907)	(19,379)
	229,519	203,252	247,214

*	In 2024, the Company recorded inventory impairment in the total amount of NIS 16 million.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 19 – Expenses: (Cont.)

B.	General and administrative expenses:

	For the year ended December 31
	2025	2024	2023
	NIS in thousands
Payroll and associated expenses	4,921	8,053	10,329
Consulting and professional expenses	9,635	9,599	8,555
Directors’ fees	176	289	431
Insurance	1,239	1,640	1,749
Rent and maintenance	4,989	5,796	5,958
Provision for doubtful debts	7,238	16,878	4,363
Fees	666	627	680
Depreciation	8,174	8,666	7,871
Other	3,851	2,121	2,674
	40,889	53,669	42,610

C.	Sales and Marketing:

	For the year ended December 31
	2025	2024	2023
	NIS in thousands
Payroll and associated expenses	32,247	32,515	31,332
Commission distribution	15,372	15,453	14,834
Other	4,888	6,257	7,103
	52,507	54,225	53,269

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 19 – Expenses: (Cont.)

D.	Other expenses (income):

	For the year ended December 31
A. Other income	2025	2024	2023
	NIS in thousands
Remeasurement of contingent consideration	-	-	897
Government reimbursements (Note 1B(1) and Note 12B(A))	69,767	32,897	30,080
Remeasurement of provision for impairment of other receivables		2,403	1,277
Other	320	1,942	1,632
	70,087	37,242	33,886

	For the year ended December 31
B. Other expenses	2025	2024	2023
	NIS in thousands
Remeasurement of contingent consideration	-	-	1,964
Impairment losses on goodwill	-	-	63,101
Impairment losses on Property, plant and equipment	-	-	4,589
Impairment of receivables	28,038	12,558	2,330
Other	4,527	11,879	9,040
	32,565	24,437	81,024

Note 20 – Finance income:

	For the year ended December 31
	2025	2024	2023
	NIS in thousands
Interest income	1,555	2,700	5,301
Interest in respect of loan from related party	-	-	74
Exchange differences	1,574	47	508
Total finance income	3,129	2,747	5,883

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 21 – Finance expenses:

	For the year ended December 31
	2025	2024	2023
	NIS in thousands
Expenses in respect of fees and interest	18,883	19,825	23,493
Exchange differences	155	70	554
Interest expense in respect of lease liability	779	820	726
Other	171	2,147	828
Total finance expenses	19,988	22,862	25,601

Note 22 – Earnings (Loss) Per Share:

Details regarding the number of shares in the calculation of profit or (loss) per share

	For the year ended December 31
	2025		2024		2023
		Profit (loss)		Profit (loss)		Profit (loss)
	Weighted number of shares	NIS in thousands	Weighted number of shares	NIS in thousands	Weighted number of shares	NIS in thousands

Number of shares and profit (loss) for calculating basic and diluted profit (loss) per share	53,743,140	(35,710)	45,869,177	(67,795)	45,572,689	(61,959)

In 2025, 7,349,896 warrants and 2,116,820 options were excluded from the diluted weighted average number of shares calculation as their effect would have been anti-dilutive.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 23 - Balances and Transactions with Related Parties:

A.	Balances with related parties (consolidated)

Composition:

	December 31
	2025	2024
	NIS in thousands

Short-term loans (1)	11,000
Other receivables (Note 12B)	428	614

(1) Loans from related party

On December 31, 2025, the Company’s board of directors approved a loan agreement with Mr. Alexander Rabinovich, the controlling shareholder of the Company, in the amount of NIS 11 million.

The loan principal bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (6.53% in 2025). The loan can serve as an advance on account of the Controlling shareholder’s participation in a future investment round.

B.	Transactions with related parties

1. Benefits in respect of the employment of key management personnel (including directors) (*) who are employed in the Company:

	For the year ended December 31
	2025		2024		2023
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Short-term employee benefits	3	1,136	4	1,807	4	2,628
Management fees	1	938	1	759	1	781
Share-based payment	3	532	4	1,537	4	1,346
Shares	1	404	-	-	-	-
	3	3,010	4	4,103	4	4,755

(*) The key management personnel include the Chairman of the Board, the Company’s Chief Executive Officer and the Chief Financial Officer.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 23 - Balances and Transactions with Related Parties: (Cont.)

2. Benefits in respect of key management personnel (including directors) who are not employees of the Company:

	For the year ended December 31
	2025		2024		2023
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands

Management fees	4	516	4	556	4	518
Share-based payment	4	47	4	43	3	0
	4	563	4	599	4	518

(*) The key management personnel who are not employees of the Company include 4 directors.

3. Rental Income - sublease agreement with companies related to the related party

The subsidiary Canndoc leases an office floor, and subleases part of the floor to two companies related to the controlling shareholder.

Revenue of NIS 175 thousand and NIS 169 thousand was recorded in the financial statements in 2025 and 2024, respectively.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 24 - Operating Segments:

Operating segments are reported according to the same basis of internal reports that are regularly reviewed by the Company’s Chief Operating Decision Maker, who is responsible for allocating resource to the Company’s operating segments and assessing their performance.

The Company has 2 operating segments: (A) Investments in portfolio companies in the biomed sector, and (B) Investments in the medical cannabis sector.

A.	Investments in portfolio companies in the biomed sector: the Company has investments in XTL, Cavnox and Fore. These investments are measured at fair value through profit or loss. See Note 11.

Presented below are financial data regarding the segment:

	2025	2024
	NIS in thousands
Gain (loss) from investment in XTL	(158)	116
Gain (loss) from investment in FORE	(2,025)	225
	(2,183)	341

	2025	2024
	NIS in thousands
Fair value of the investment in XTL	92	250
Fair value of the investment in Fore	122	2,147
	214	2,397

B.	Investments in the medical cannabis sector: Canndoc, Cannolam, Pharmazone and other investments as described in Note 8. The Company’s Chief Operating Decision Maker (the Chief Executive Officer) reviews the financial results as a single business unit.

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 24 - Operating Segments: (Cont.)

Operating segment data:

	NIS in thousands
	Cannabis segment	Biomed segment	Total

Year ended December 31, 2025
External revenue	270,200		270,200
Segment profit (loss)	14,358	(2,028)	12,330

General and administrative expenses not attributable to segments			(2,052)
Other expenses, net			(37,522)
Operating Loss			(27,244)

Segment assets	690,338	214	690,552
Segment liabilities	294,195		294,195

	NIS in thousands
	Cannabis segment	Biomed segment	Total

Year ended December 31, 2024
External revenue	238,845	-	238,845
Segment profit (loss)	(39,697)	341	(39,356)

General and administrative expenses not attributable to segments			(40,659)
Other expenses, net			12,807
Operating Profit			(67,208)

Segment assets	760,177	2,397	762,574
Segment liabilities	364,903	-	364,903

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 24 - Operating Segments: (Cont.)

Major customers

Revenues from one customer of the cannabis segment represents approximately NIS 28 million of the Company’s total revenues (In 2024 - approximately NIS 12 million; In 2023 - approximately NIS 42).

Note 25 - Subsequent Events

On February 28, 2026, Israel and the United States initiated a coordinated military operation in Iran. In response, Iran launched missiles and unmanned aerial vehicles toward Israel and other countries in the region. On March 1, 2026, hostilities further expanded to Lebanon following rocket fire by Hezbollah toward Israel.

Following the commencement of the operation, Israeli authorities declared a nationwide “essential activity” emergency status, which includes restrictions on educational activities, public gatherings and workplace attendance (other than essential services), as well as an additional mobilization of military reserve forces.

On April 8, 2026, it was announced that the United States and Iran had reached understandings regarding a temporary ceasefire for a limited period, formulated through international mediation. The Government of Israel announced that it had agreed to the ceasefire in coordination with the United States. According to publications, the ceasefire did not fully apply to the Lebanese arena, and during this period continued exchanges of fire and targeted strikes in Lebanon between the Israeli Defense Forces and Hezbollah were reported, until the declaration of a ceasefire on this front as well on April 15, 2026.

As of the date of approval of these financial statements, the Company is unable to reasonably estimate the potential impact, if any, of these developments on its financial condition, results of operations or cash flows. As of the reporting date and through the date of approval of these financial statements, the Company continues to conduct its commercial and operational activities without material disruption.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Articles of Association of InterCure Ltd. (previously filed as Exhibit 1.1 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference).

2.1	Specimen of Share Certificate for InterCure Ltd.’s Ordinary Shares (previously filed as Exhibit 2.1 to Amendment No. 2 to the Company’s Form 20-F, filed on August 16, 2021 and herein incorporated by reference).

2.2*	Description of Securities registered under Section 12.

4.1	Partnership Agreement, dated May 25, 2015, by and among Canndoc Ltd., Beit HaEmek Agriculture, Agricultural Cooperative Society LTD and Beit HaEmek Kibbutz Agricultural Cooperative Society LTD (previously filed as Exhibit 4.2 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference).

4.2	Partnership Agreement, dated April 8, 2019, between Canndoc Ltd., Kibbutz Nir Oz, Agricultural Cooperative Society and Canndoc Nir Oz Agricultural Cooperative Society (previously filed as Exhibit 4.3 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference).

4.3	InterCure Ltd.’s 2015 Israeli Shares and Option Allotment Plan (previously filed as Exhibit 4.4 to the Company’s Form 20-F, filed on July 14, 2021 and herein incorporated by reference).

4.4	InterCure Ltd.’s 2022 Israeli Option Plan (previously filed as Exhibit 4.4 to the Company’s Form 20-F (File No. 001-40614) filed with the SEC on May 1, 2025 and incorporated herein by reference).

4.5	Form of Share Purchase Agreement dated March 3, 2025, by and between InterCure Ltd. and the investors named therein (previously filed as Exhibit 4.5 to the Company’s Form 20-F (File No. 001-40614) filed with the SEC on May 1, 2025 and incorporated herein by reference).

4.6	Form of Ordinary Share Purchase Warrant dated March 3, 2025 (previously filed as Exhibit 4.6 to the Company’s Form 20-F (File No. 001-40614) filed with the SEC on May 1, 2025 and incorporated herein by reference).

4.7	InterCure Ltd.’s Compensation Policy for Office Holders (previously filed as Exhibit 4.7 to the Company’s Form 20-F (File No. 001-40614) filed with the SEC on May 1, 2025 and incorporated herein by reference).

4.8	Form of Indemnification Agreement (unofficial English translation of Hebrew original) previously filed as Exhibit 4.8 to the Company’s Form 20-F (File No. 001-40614) filed with the SEC on May 1, 2025 and incorporated herein by reference).
4.9
Form of Share Purchase Agreement, dated September 17, 2025, by and among InterCure Ltd., Botanico Ltd. and the Securities Holders of Botanico Ltd. (previously filed as Exhibit 99.2 to the Company’s Form 6-K (File No. 001-40614) filed with the SEC on September 19, 2025 and incorporated herein by reference).

4.10*	Loan Agreement, dated December 31, 2025, between InterCure Ltd. and Alexander Rabinovitch.

8.1*	List of Subsidiaries.

11.1(b)*	Insider Trading Policy.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.

97.1	Clawback Policy (previously filed as Exhibit 97.1 to the Company’s Form 20-F, filed on May 1, 2024 and herein incorporated by reference).

101*	The following financial information from InterCure Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith.

% Furnished herewith.

113

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report filed on its behalf.

INTERCURE LTD.

Date:	April 30, 2026	By:	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer

114